Form 20-F
period 2014-12-31
Innocoll AG
filed 2015-03-19
CIK 1603469

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-36565

INNOCOLL AG

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Federal Republic of Germany

 (Jurisdiction of incorporation or organization)

Innocoll AG
Unit 9, Block D
Monksland Business Park
Monksland, Athlone
Ireland
+353 (0) 90 6486834

 (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Ordinary Shares, €1.00 notional value per share*	NASDAQ Global Market
American Depositary Shares (ADSs), each representing 1/13.25 of an Ordinary Share

*	Not for trading, but only in connection with the listing of American Depositary Shares on the NASDAQ Global Market pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2014, the Registrant had outstanding 1,509,202 ordinary shares, notional par value €1.00 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐    Yes  ☒    No

If the report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐    Yes   ☒    No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒    Yes  ☐    No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☒  Yes  ☐    No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer	☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐    Item 17 ☐    Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐    Yes  ☒    No

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this annual report regarding our strategy, future operations, regulatory process, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

The forward-looking statements in this annual report on Form 20-F include, among other things, statements about:

•	our plans to develop and manufacture XaraColl, Cogenzia and our other product candidates;

•	the timing of, and our ability to obtain, regulatory approval of XaraColl, Cogenzia and our other product candidates;

•	the timing of our anticipated launches of XaraColl, Cogenzia and our other product candidates;

•	the rate and degree of market acceptance of XaraColl, Cogenzia and our other product candidates;

•	the size and growth of the potential markets for XaraColl, Cogenzia and our other product candidates and our ability to serve those markets;

•	our manufacturing and marketing capabilities;

•	regulatory developments in the United States and foreign countries;

•	our ability to obtain and maintain the scope, duration and protection of our intellectual property rights;

•	the accuracy of our estimates regarding expenses and capital requirements; and

•	the loss of key scientific or management personnel.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this annual report, particularly the factors described in the “Item 3. Key Information—D. Risk Factors” section of this annual report, that could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments that we may make.

You should read this annual report and the documents that we have filed as exhibits to this annual report, completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

Innocoll AG is a German stock corporation and its registered offices and all of its assets are located outside of the United States. In addition, certain members of our management board, our supervisory board, our senior management and the experts named herein are residents of jurisdictions other than the United States, namely Ireland, the United Kingdom and Germany. As a result, it may not be possible for you to effect service of process within the United States upon Innocoll AG or these individuals to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. securities laws against Innocoll in the United States. Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in Germany. In addition, actions brought in a German court against Innocoll AG or the members of its supervisory board and management board, its senior management and the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions; in particular, German courts generally do not award punitive damages. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Germany would have to be conducted in the German language, and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our management board, supervisory board and senior management and the experts named in this annual report. In addition, even if a judgment against our company, the non-U.S. members of our management board, supervisory board, senior management or the experts named in this annual report based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or German courts.

Part I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	SELECTED FINANCIAL DATA

We present below our selected historical financial and operating data as of and for each of the years in the three-year period ended December 31, 2014. The financial data as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 have been derived from our audited financial statements and the related notes, which are included elsewhere in this annual report and which have been prepared in accordance with IFRS as issued by the IASB and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). Pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are permitted to provide fewer than five years of selected financial data.

Our historical results are not necessarily indicative of the financial results to be expected in any future periods. You should read this information in conjunction with “Item 5. Operating and Financial Review and Prospects,” and our financial statements and related notes, each included elsewhere in this annual report.

Amounts presented in U.S. dollars are not audited and have been converted from euros to U.S. dollars solely for the convenience of the reader at an exchange rate of $1.2141 per euro, the exchange rate on December 31, 2014. See “Exchange Rate Information” below.

The financial data have been prepared in accordance with IFRS, unless otherwise noted.

		Years Ended December 31,
	2014	2014	2013	2012
		(in thousands, except for per share data)
Consolidated Statement of Comprehensive Income Data:
Revenue
Revenue – continuing operations	$5,460	€4,497	€3,546	€4,312
Cost of sales	(6,766)	(5,573)	(4,551)	(4,553)
Gross loss	(1,306)	(1,076)	(1,005)	(241)
Operating expense
Research and development expenses	(3,948)	(3,252)	(1,663)	(1,696)
General and administrative expenses	(14,189)	(11,687)	(4,121)	(3,266)
Other operating expense – net	(47)	(39)	(154)	(556)
Total operating expense – net	(18,184)	(14,978)	(5,938)	(5,518)
Loss from operating activities – continuing operations	(19,490)	(16,054)	(6,943)	(5,759)
Finance expense	(5,506)	(4,535)	(6,949)	(6,379)
Other income	91	75	16,073	407
(Loss)/profit before income tax	(24,905)	(20,514)	2,181	(11,731)
Income tax expense	(185)	(152)	(72)	(74)
(Loss)/profit for the period – all attributable to equity holders of the company	(25,090)	(20,666)	2,109	(11,805)
Currency translation adjustment	(756)	(623)	155	573
Total comprehensive (loss)/income	$(25,846)	€(21,289)	€2,264	€(11,232)
(Loss)/earnings per share:
Basic	(34.1)	(28.1)	47.0	(231.7)
Diluted	(34.1)	(28.1)	(9.5)	(231.7)
Basic (loss)/earnings per ADS(1)	(2.6)	(2.1)
Diluted (loss) per ADS(1)	(2.6)	(2.1)

(1) For the years ended December 31, 2014 as well as the year ended December 31, 2012, we excluded the dilutive effect of both preferred shares and promissory notes, and the related interest expense from the computation of the diluted net loss and diluted weighted-average shares outstanding as the effect would be anti-dilutive.

		As of December 31,
	2014	2014	2013	2012

Consolidated Statement of Financial Position Data:
Current assets	$57,664	€47,495	€4,824	€1,830
Total assets	59,167	48,733	5,556	2,500
Current liabilities	(8,376)	(6,899)	(9,048)	(57,788)
Long term debt	-	-	(63,026)	(17,700)
Other non-current liabilities	(8,863)	(7,300)	(1,055)	(941)
Total equity attributable to equity holders of the company	41,928	34,534	(67,573)	(73,929)
Total equity and liabilities	59,167	48,733	5,556	2,500

Other Data:

The tables below include a reconciliation of our GAAP results to non-GAAP results for the years ended December 31, 2014, 2013 and 2012. We define adjusted non-GAAP earnings per share as basic and diluted earnings per share excluding share based payments and fair value expense on warrants outstanding stock. We believe adjusted non-GAAP earnings per share is meaningful to our investors to enhance their understanding of our financial condition and results. The items excluded from non-GAAP earnings per share represent significant non-cash expense which may be settled through issuance of shares included in our authorized or contingent capital. We believe that non-GAAP earnings per share excluding these non-cash items may provide securities analysts, investors and other interested parties with a useful measure of our operating performance and cash requirements. Disclosure in this annual report of non-GAAP earnings per share, which is a non-IFRS financial measure, is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. Non-GAAP earnings per share should not be considered as an alternative to earnings per share, profit (loss) or any other performance measure derived in accordance with IFRS. Our presentation of adjusted earnings per share should not be construed to imply that our future results will be unaffected by unusual non-cash or non-recurring items.

For the year ended December 31, 2014 the reconciliation primarily relates to non-cash expenses in the amount of €5.1 million with respect to share-based compensation and €6.3 million with respect to fair value expense on warrants. On a non-GAAP-basis, the net loss for the year ended December 31, 2014 was €9.3 million, or €12.6 per share, compared to a net profit of €2.3 million, or €51.6 per share for the year ended December 31, 2013.

	Years ended December 31,
	2014	2014	2013	2012
	(in thousands, except for per share data)
Numerator for non-GAAP (loss)/earnings per share:
Net (loss)/earnings – basic	$(25,090)	€(20,666)	€2,109	€(11,805)
Share based payments	6,251	5,149	-	-
Fair value expense on warrants	7,606	6,265	205	-
Non-GAAP net (loss)/earnings - basic	(11,233)	(9,252)	2,314	(11,805)

Adjustment to net earnings for interest on convertible preferred shares	-	-	4,728	-
Adjustment to net earnings for interest on convertible promissory notes	-	-	1,918	-
Adjustment for gain on settlement of promissory notes and preferred stock	-	-	(15,903)	-
Non-GAAP net (loss) – diluted	(11,223)	(9,252)	(6,943)	(11,805)

Denominator – number of shares:
Weighted-average shares outstanding – basic	735,416	735,416	44,848	50,947
Dilutive common stock issuable upon conversion of preferred shares(1)	-	-	547,195	-
Dilutive common stock issuable upon conversion of promissory notes (1)	-	-	160,246	-
Weighted-average shares outstanding – diluted	735,416	735,416	752,289	50,947

Non-GAAP (loss)/earnings per share:
Basic	(15.3)	(12.6)	51.6	(231.7)
Diluted	(15.3)	(12.6)	(9.2)	(231.7)

Non-GAAP (loss)/earnings per ADS(2):
Basic	(1.2)	(1.0)
Diluted	(1.2)	(1.0)

(1) For the years ended December 31, 2014 as well as the year ended December 31, 2012, we excluded the dilutive effect of both preferred shares and promissory notes, and the related interest expense from the computation of the diluted net loss and diluted weighted-average shares outstanding as the effect would be anti-dilutive.

(2) One ordinary share represents 13.25 ADSs.

Exchange Rate Information

Our business to date has been conducted primarily in the European Union, or EU, and we prepare our consolidated financial statements in euros. All references in this prospectus to “U.S. dollars” or “$” are to the legal currency of the United States and all references to “€” or “euro” are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the treaty establishing the European Community, as amended. Solely for the convenience of the reader, unless otherwise indicated, all amounts in U.S. dollars have been converted from euros to U.S. dollars at an exchange rate of $1.2141 per euro, the official exchange rate quoted as of December 31, 2014 by the European Central Bank. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of euros at the dates indicated. Fluctuations in the exchange rate between the U.S. dollar and the euro will affect the U.S. dollar amounts received by owners of our ADSs on conversion of dividends, if any, paid in euros on the ordinary shares and will affect the U.S. dollar price of our ADSs on the NASDAQ Global Market. The following table presents information on the exchange rates between the U.S. dollar and the euro for the periods indicated. The rates set forth below are provided solely for your convenience and may differ from the actual rates used in the preparation of the financial statements included in this annual report and other financial data appearing in this annual report.

Year Ended December 31,	High	Low	Average	Year end
2010	$1.4563	$1.1942	$1.3257	$1.3362
2011	$1.4882	$1.2889	$1.3920	$1.2939
2012	$1.3454	$1.2089	$1.2848	$1.3194
2013	$1.3814	$1.2768	$1.3281	$1.3791
2014	$1.3953	$1.2141	$1.3285	$1.2141

Month Ended	High	Low	Average	Month end
September 2014	$1.3151	$1.2583	$1.2901	$1.2583
October 2014	$1.2823	$1.2524	$1.2673	$1.2524
November 2014	$1.2539	$1.2393	$1.2472	$1.2483
December 2014	$1.2537	$1.2141	$1.2331	$1.2141
January 2015	$1.2043	$1.1198	$1.1621	$1.1305
February 2015	$1.1447	$1.1240	$1.1350	$1.1240

On March 17, 2015, the exchange rate was $1.0635 per euro.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Risks Related to Our Financial Position and Capital Requirements

We have a history of operating losses and anticipate that we will continue to incur operating losses in the future and may never sustain profitability.

We have incurred operating losses in each year since inception because our research and development and general and administrative expenses exceeded our revenue. Our operating loss for the years ended December 31, 2012, 2013 and 2014 was €5.8 million, €6.9 million and €16.1 million, respectively. As of December 31, 2014, we had an accumulated deficit of €106.7 million and our current assets exceeded our current liabilities by €40.2 million.

Our ability to become profitable depends on our ability to develop and commercialize our lead product candidates, XaraColl and Cogenzia. Our lead product candidates, are not yet approved for commercial sale in the United States or Europe and we do not know when, or if, we will generate significant revenues from their sale in the future. Cogenzia has been approved in seven countries outside of the United States and Europe but has not been commercialized yet in any of these countries. Our third late-stage product candidate, CollaGUARD, is approved for commercial sale in 48 countries, but not yet approved for commercial sale in the United States and we do not know when, or if, we will generate significant revenue from its sale in the United States in the future. We do not anticipate generating revenue from sales of XaraColl for at least the next several years and we will never generate revenue from XaraColl if we do not obtain regulatory approval. While we have products approved or commercialized and available for sale in certain markets, including CollatampG, RegenePro and Septocoll, our revenues to date from these products have been limited.

Even if we do generate product sales, we may never achieve or sustain profitability. We anticipate that our operating losses will substantially increase over the next several years as we execute our plan to expand our research, development and commercialization activities, including the clinical development and planned commercialization of our product candidates, and incur the additional costs of operating as a public company. In addition, if we obtain regulatory approval of our product candidates, we may incur significant sales and marketing expenses. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if ever.

If we fail to obtain additional financing, we may be unable to complete the development and commercialization of our product candidates.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to continue the clinical development of our product candidates, including our planned Phase 3 clinical trials. If our product candidates are approved, we will require significant additional funds in order to launch and commercialize such product candidates in the United States and potentially in the EU. We will also need to spend substantial amounts to significantly expand our manufacturing infrastructure. Finally, we had trade and other payables of €5.1 million and deferred income of €1.8 million (representing products to be delivered for which payment has already been received) as of December 31, 2014.

We believe that our existing cash and cash equivalents will be sufficient to fund our operations for at least the next 12 months. We expect that our existing cash resources will allow us to advance the development of XaraColl, Cogenzia and CollaGUARD; fund research and development and clinical trials for additional product candidates in our pipeline; and expand our manufacturing infrastructure. However, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. We will require additional capital for the further development and commercialization of our product candidates. Our future funding requirements, both near- and long-term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs and results of clinical trials for our product candidates, particularly XaraColl and Cogenzia;

•	the clinical development plans we establish for these product candidates;

•	the number and characteristics of product candidates that we develop and seek regulatory approval for;

•	the outcome, timing and cost of regulatory approvals by the Federal Drug Administration, or FDA, and comparable foreign regulatory authorities, including the potential for the FDA or comparable foreign regulatory authorities to require that we perform more studies than those that we currently expect;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the effects of competing technological and market developments;

•	the cost and timing of completion of commercial-scale manufacturing activities; and

•	the cost of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval in regions where we choose to commercialize our products on our own.

We cannot be certain that additional funding will be available on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of our product candidates or other research and development initiatives. We also could be required to seek collaborators for our product candidates at an earlier stage than would otherwise be desirable or on terms that are less favorable than might otherwise be available or relinquish or license on unfavorable terms our rights to our product candidates in markets in which we would otherwise seek to pursue development or commercialization ourselves.

Any of the above events could significantly harm our business, prospects, financial condition and results of operations and cause the price of our ADSs to decline.

Risks Related to the Clinical Development and Regulatory Approval of Our Product Candidates

Our business depends substantially on the success of certain of our lead product candidates, XaraColl and Cogenzia, which are still in development. If we are unable to successfully develop and subsequently commercialize XaraColl and Cogenzia, or experience significant delays in doing so, our business will be materially harmed.

We have invested a significant portion of our efforts and financial resources in the development of XaraColl and Cogenzia, our two lead product candidates, which have not yet been approved for commercial sale in the United States or in Europe. There remains a significant risk that we will fail to successfully develop either XaraColl or Cogenzia, or both. We initiated our pivotal pharmacokinetic study for XaraColl in the third quarter of 2014 and our Phase 3 efficacy trials for Cogenzia in the first quarter of 2015. We expect to commence our Phase 3 efficacy trials for XaraColl in the third quarter of 2015. We do not expect to have final pivotal data from our XaraColl Phase 3 trials and from our Cogenzia Phase 3 trials available until 2016. Even if we ultimately obtain statistically significant, positive results from our Phase 3 clinical trials, we do not expect to submit applications for marketing approval for XaraColl and Cogenzia until 2016. The success of our product candidates will depend on several factors, including:

•	successful completion of clinical trials;

•	receipt of regulatory approvals from applicable regulatory authorities;

•	maintaining regulatory compliance for our manufacturing facility;

•	manufacturing sufficient quantities in acceptable quality;

•	achieving meaningful commercial sales of our product candidates, if and when approved;

•	obtaining reimbursement from third-party payors for product candidates, if and when approved;

•	sourcing sufficient quantities of raw materials used to manufacture our products;

•	successfully competing with other products;

•	continued acceptable safety and effectiveness profiles for our product candidates following regulatory approval, if and when received;

•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity; and

•	protecting our intellectual property rights.

If we do not achieve one or more of these factors in a timely manner, or at all, we could experience significant delays or an inability to successfully commercialize our product candidates, which would materially harm our business and we may not be able to earn sufficient revenues and cash flows to continue our operations.

Our ability to generate future revenues depends heavily on our success in:

•	developing and securing U.S. and/or foreign regulatory approvals for our product candidates;

•	manufacturing commercial quantities of our product candidates at acceptable costs;

•	commercializing our product candidates, assuming we receive regulatory approval;

•	achieving broad market acceptance of our product candidates in the medical community and with third-party payors and patients; and

•	pursuing clinical development of our product candidates for additional indications.

Clinical drug development is expensive and involves uncertain outcomes, and results of earlier studies and trials may not be predictive of future trial results. If our Phase 3 clinical trials for XaraColl or Cogenzia are unsuccessful, or significantly delayed, we could be required to abandon development and our business will be materially harmed.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of our Phase 2 clinical trials for XaraColl and Cogenzia may not be predictive of the results of our planned Phase 3 clinical trials. Adverse events may occur or other risks may be discovered in Phase 3 clinical trials that will cause us to suspend or terminate our clinical trials. In some instances, there can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including changes in or adherence to trial protocols, differences in the size and type of patient populations and the dropout rates among clinical trial participants. Our future clinical trial results, therefore, may not demonstrate efficacy and safety sufficient to obtain regulatory approval for our product candidates.

Flaws in the design of a clinical trial may not become apparent until the clinical trial is well under way. We have limited experience in designing clinical trials and may be unable to design and execute a clinical trial to support regulatory approval. In addition, clinical trials often reveal that it is not practical or feasible to continue development efforts.

We may voluntarily suspend or terminate our clinical trials if at any time we believe that they present an unacceptable risk to participants. Further, regulatory agencies, institutional review boards or data safety monitoring boards may at any time order the temporary or permanent discontinuation of our clinical trials or request that we cease using certain investigators in the clinical trials if they believe that the clinical trials are not being conducted in accordance with applicable regulatory requirements or that they present an unacceptable safety risk to participants.

If the results of our clinical trials for our current product candidates or clinical trials for any future product candidates do not achieve their primary efficacy endpoints or raise unexpected safety issues, the prospects for approval of our product candidates will be materially adversely affected. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials have failed to achieve similar results in later clinical trials, or have ultimately failed to obtain regulatory approval of their product candidates. Many products that initially showed promise in clinical trials or earlier stage testing have later been found to cause undesirable or unexpected adverse effects that have prevented their further development. Our upcoming trials for our primary product candidates, XaraColl and Cogenzia, may not produce the results that we expect.

In addition, we may experience numerous unforeseen events that could cause our clinical trials to be delayed, suspended or terminated, or which could delay or prevent our ability to receive regulatory approval or commercialize our product candidates, including:

•	delay or failure in reaching agreement with the FDA or comparable foreign regulatory authorities on trial designs that we are able to execute;

•	the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;

•	clinical trials of our product candidates may produce negative, inconclusive or inconsistent results, and we may decide, or regulators may require us, to conduct additional clinical trials or implement a clinical hold;

•	we may elect or be required to suspend or terminate clinical trials of our product candidates, including based on a finding that the participants are being exposed to unacceptable health risks;

•	regulators or institutional review boards may not authorize us or our investigators to commence or continue a clinical trial, or conduct or continue a clinical trial at a prospective trial site;

•	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•	we may have delays in reaching or fail to reach agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

•	the cost of clinical trials of our product candidates may be greater than we anticipate;

•	changes in government regulation or administrative actions;

•	the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate; and

•	our product candidates may have undesirable adverse effects or other unexpected characteristics.

Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the patient population, the proximity of subjects to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, ability to obtain and maintain patient consents, risk that enrolled subjects will drop out before completion, competing clinical trials and clinicians’ and patients’ perceptions of the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating.

If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be materially harmed, and our ability to generate product revenues from any of these product candidates will cease or be delayed. In addition, any termination of, or delays in completing, our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may significantly harm our business, financial condition and prospects. In addition, many of the factors that cause, or lead to a delay in the commencement or completion of or early termination of, clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

The results of clinical trials may not support our product candidate claims. Certain of our completed Phase 2 clinical trials failed to meet their primary endpoints and involved small patient populations.

Even if our clinical trials are completed as planned, we cannot be certain that the results will support our product candidate claims or that the FDA or government authorities in other countries will agree with our conclusions regarding such results. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful and the results of later clinical trials often do not replicate the results of prior clinical trials and preclinical testing.

In addition, we were unable to achieve certain primary efficacy endpoints in connection with the Phase 2 clinical studies for our two lead product candidates, XaraColl and Cogenzia. For example, in our two Phase 2 trials for XaraColl, which enrolled 53 and 50 patients, respectively, our primary endpoints were reduction of pain, based on patients’ summed pain intensity, or SPI, scores and the total consumption of opioid analgesia, respectively. Over the first 24 hours post operation, XaraColl-treated patients experienced significantly less pain in study 1 with a XaraColl dose of 100 mg (44% reduction; p = 0.001) but showed merely a trend towards significance for pain reduction in study 2 with a XaraColl dose of 200 mg (22% reduction; p = 0.080). Over the same time period, patients in the XaraColl group took significantly less opioid medication in study 2 (44% reduction; p = 0.004) but the results did not show a statistically significant reduction in opioid use in study 1 (25% reduction; p = 0.123). Following meetings with the FDA, we plan to integrate these endpoints in our planned Phase 3 trials using a well-validated statistical analysis known as the Silverman method for XaraColl however, we may fail to reach these endpoints and demonstrate efficacy for XaraColl.

However, in our Phase 2 trial for Cogenzia involving 56 patients, Cogenzia (50 mg) was applied daily for up to four weeks in combination with systemic antibiotic therapy for the treatment of moderately-infected diabetic foot ulcers with the control group receiving systemic therapy alone. The primary efficacy endpoint was the percentage of patients with a clinical outcome of ‘‘clinical cure’’ on a study visit on day 7 of treatment. Efficacy versus the control group was not achieved. However, based on the modified intent-to-treat population, 100% of the patients who received Cogenzia and who completed the trial achieved a clinical cure two weeks after completion of treatment (test-of-cure date), compared to just 70% of patients who received systemic antibiotic therapy alone, which was a statistically significant difference (p = 0.024). Although we have selected a clinical cure measured 10-14 days after the last dose of treatment has been administered as our primary endpoint for our planned Phase 3 trials for Cogenzia, we may fail to reach these endpoints and demonstrate efficacy for Cogenzia.

In addition, our completed clinical trials involved a small patient population. Because of the small sample size, the results of these clinical trials may not be indicative of future results in a larger and more diverse patient population. The clinical trial process may fail to demonstrate that our product candidates are safe for humans and effective for indicated uses. This failure could cause us to abandon a product candidate and may delay development of other product candidates. Any delay in, or termination of, our clinical trials will delay the filing of our New Drug Applications or NDAs, with the FDA and, ultimately, our ability to commercialize our product candidates and generate product revenues.

If our drug product candidates, such as XaraColl and Cogenzia, receive regulatory approval, we will be subject to ongoing regulatory requirements and we may face future development, manufacturing and regulatory difficulties.

Our drug product candidates, such as XaraColl and Cogenzia, if approved, will be subject to ongoing regulatory requirements for labeling, packaging, storage, advertising, promotion, sampling, record-keeping, submission of safety and other post-market approval information, importation and exportation. In addition, approved products, manufacturers and manufacturers’ facilities are required to comply with extensive FDA and European Medicines Agency, or EMA, requirements and the requirements of other similar agencies, including ensuring that quality control and manufacturing procedures conform to current Good Manufacturing Practices, or cGMP, requirements.

Accordingly, we will be required to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control. We will also be required to report certain adverse reactions and production problems, if any, to the FDA and EMA and other similar agencies and to comply with certain requirements concerning advertising and promotion for our potential products.

If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of a product, it may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If our potential products fail to comply with applicable regulatory requirements, a regulatory agency may, among other actions:

•	issue warning letters or untitled letters;

•	require product recalls;

•	mandate modifications to promotional materials or require us to provide corrective information to healthcare practitioners;

•	require us or our potential future collaborators to enter into a consent decree or permanent injunction;

•	impose other administrative or judicial civil or criminal actions, including monetary or other penalties, or pursue criminal prosecution;

•	withdraw regulatory approval;

•	refuse to approve pending applications or supplements to approved applications filed by us or by our potential future collaborators;

•	impose restrictions on operations, including costly new manufacturing requirements; or

•	seize or detain products.

Risks Related to Our Business and Strategy

If we fail to manufacture XaraColl, Cogenzia, CollaGUARD or our other marketed products and product candidates in sufficient quantities and at acceptable quality and cost levels, or to fully comply with current cGMP or other applicable manufacturing regulations, we may face a bar to or delays in the commercialization of our products, breach obligations to our licensing partners or be unable to meet market demand, and lose potential revenues.

The manufacture of our products based on our collagen-based technology platform, including XaraColl and Cogenzia, requires significant expertise and capital investment. Currently, we are manufacturing all commercial and clinical supply for all of our marketed products and product candidates in our sole facility in Saal, Germany without the benefit of any redundant or backup facilities. We would need to spend substantial amounts to significantly expand our manufacturing infrastructure in order to satisfy any increases in future demand and we require substantial additional capital to finance this expansion. Although we believe we will have access to sufficient sources of financing for this purpose, if we are not able to raise sufficient capital, we will not be able to achieve our expansion plans for our facility and we will be unable to meet currently forecasted market demand for all our current and late-stage pipeline product candidates, once commercialized and our profitability could suffer. Also, substantially all of our inventory of raw material and finished goods is held at this location. We take precautions to safeguard our facility, including acquiring insurance, employing back-up generators, adopting health and safety protocols and utilizing off-site storage of computer data. However, vandalism, terrorism or a natural or other disaster, such as a fire or flood, could damage or destroy our manufacturing equipment or our inventory of raw material or finished goods, cause substantial delays in our operations, result in the loss of key information, and cause us to incur additional expenses. Our insurance may not cover our losses in any particular case. In addition, regardless of the level of insurance coverage, damage to our facilities may have a material adverse effect on our business, financial condition and operating results. Also, our management has limited experience commercializing products on a large scale, whereas many of our competitors have substantially greater financial, technical and other resources, such as a larger staff and experienced manufacturing organizations.

We must comply with federal, state and foreign regulations, including FDA regulations governing cGMP enforced by the FDA through its facilities inspection program and by similar regulatory authorities in other jurisdictions where we do business. These requirements include, among other things, quality control, quality assurance and the maintenance of records and documentation. For our medical device products, we are required to comply with the FDA’s Quality System Regulation, or QSR, which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our medical device products.

Our facility has not yet been inspected by the FDA for cGMP compliance. If we do not successfully achieve cGMP compliance for our facility in a timely manner, commercialization of our products could be prohibited or significantly delayed. Even after cGMP compliance has been achieved, the FDA or similar foreign regulatory authorities at any time may implement new standards, or change their interpretation and enforcement of existing standards for manufacture, packaging, testing of or other activities related to our products. For our marketed medical device products, the FDA audits compliance with the QSR through periodic announced and unannounced inspections of manufacturing and other facilities. The FDA may conduct inspections or audits at any time. Similar audit rights exist in Europe and other foreign jurisdictions. Any failure to comply with applicable cGMP, QSR and other regulations may result in fines and civil penalties, suspension of production, product seizure or recall, imposition of a consent decree, or withdrawal of product approval, and would limit the availability of our product. Any manufacturing defect or error discovered after products have been produced and distributed also could result in significant consequences, including adverse health consequences, injury or death to patients, costly recall procedures, re-stocking costs, damage to our reputation and potential for product liability claims. If we are required to find a new manufacturer or supplier, the process would likely require prior FDA and/or equivalent foreign regulatory authority approval, and would be very time consuming. An inability to continue manufacturing adequate supplies of our products at our facility in Saal, Germany, could result in a disruption in the supply of our products. We have licensed the commercial rights in specified foreign territories to market and sell our products. Under those licenses, we have obligations to manufacture commercial product for our commercial partners. If we are unable to fill the orders placed with us by our commercial partners in a timely manner, we may potentially lose revenue and be in breach of our licensing obligations under agreements with them.

We have not obtained regulatory approval for any of our late-stage product candidates in the United States, so we cannot yet generate any revenues from the sales of these products in the United States.

Our late-stage product candidates, XaraColl, Cogenzia and CollaGUARD, have not yet been approved for commercial sale in the United States. We cannot commercialize product candidates in the United States without first obtaining regulatory approval from the FDA to market each product. We recently commenced our efficacy trials for Cogenzia in the first quarter of 2015 and plan to advance XaraColl to Phase 3 efficacy trials in the United States in the third quarter of 2015. We commenced a pilot efficacy study for CollaGUARD in the fourth quarter of 2014 and initiated a second study in the first quarter of 2015. We plan to hold our pre-submission meeting with the FDA to discuss a pivotal trial for CollaGUARD in the United States in late 2015.

Before obtaining regulatory approvals for the commercial sale of any product candidate for a target indication, we must demonstrate in non-clinical, or preclinical, studies and clinical trials, and, with respect to approval in the United States, to the satisfaction of the FDA, that the product candidate is safe and effective for use under the labeled conditions for use and that the manufacturing facilities, processes and controls are adequate. In the United States, we have not submitted an NDA for either XaraColl or Cogenzia. An NDA must include extensive preclinical and clinical data and supporting information to establish the product candidate’s safety and effectiveness for each desired indication. The NDA must also include significant information regarding the chemistry, manufacturing and controls for the product and its components, and draft labeling. Obtaining approval of an NDA is a lengthy, expensive and uncertain process, and approval may not be obtained. If we submit an NDA to the FDA, the FDA must decide whether to accept or reject the submission for filing. We cannot be certain that any of our submissions will be accepted for filing and review by the FDA, or that the FDA will approve the application if it accepts it.

Even though we have a special protocol assessment, or SPA, with the FDA for Cogenzia, the contents of which were fully reaffirmed with the FDA in the fourth quarter of 2014, this SPA is subject to change by the FDA even after we commenced our Phase 3 trials if the FDA determines that a substantial issue essential to determining the safety and effectiveness of the drug was identified after the trial began. Similarly, advice given by the EMA relating to the registrational trial for Cogenzia under the Scientific Advice procedure is only given in the light of the current scientific knowledge, based on the documentation provided by us. The Scientific Advice procedure is designed to avoid major objections regarding the design of the clinical trials being raised during evaluation of the marketing-authorization application but is not legally binding on the EMA.

Regulatory authorities outside of the United States, such as in Europe and in emerging markets, also have requirements for approval of products for commercial sale with which we must comply prior to marketing in those areas. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our product candidates. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and obtaining regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approval could require additional non-clinical studies or clinical trials, which could be costly and time consuming. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval, and potentially may include additional risks.

The process to develop, obtain regulatory approval for, and commercialize product candidates is long, complex and costly both inside and outside of the United States, and approval is not guaranteed. Even if we successfully obtain approval from the regulatory authorities for our product candidates, any approval might significantly limit the approved indications for use, or require that precautions, contraindications or warnings be included on the product labeling that limit its commercialization, or limit its commercialization through a Risk Evaluation and Mitigation Strategy, or REMS, that restricts who may prescribe or dispense the product or imposes other significant limits to assure safe use, or require expensive and time-consuming post-approval clinical studies or surveillance as conditions of approval. Following any approval for commercial sale of our product candidates, certain changes to the product, such as changes in manufacturing processes and additional labeling claims, will be subject to additional regulatory review and approval. In addition, regulatory approval for any of our product candidates may be withdrawn. If we are unable to obtain regulatory approval for our product candidates in one or more jurisdictions, or if any approval we do obtain contains significant limitations, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed. Furthermore, we may not be able to obtain sufficient funding or generate sufficient revenue and cash flows to continue the development of any other product candidate in the future.

If we fail to develop and commercialize additional product candidates, we may be unable to grow our business.

If we decide to pursue the development and commercialization of any additional product candidates, we may be required to invest significant resources to acquire or in-license the rights to such product candidates or to conduct product discovery activities. In addition, any other product candidates will require additional, time-consuming development efforts prior to commercial sale, including preclinical studies, extensive clinical trials and approval by the FDA and applicable foreign regulatory authorities. All product candidates are prone to the risk of failure that is inherent in therapeutic product development, including the possibility that the product candidate will not be shown to be sufficiently safe and/or effective for approval by regulatory authorities. In addition, we cannot assure you that we will be able to acquire, discover or develop any additional product candidates, or that any additional product candidates we may develop will be approved, manufactured or produced economically; successfully commercialized; or widely accepted in the marketplace or be more effective than other commercially available alternatives. Research programs to identify new product candidates require substantial technical, financial and human resources whether or not we ultimately identify any candidates. If we are unable to develop or commercialize additional product candidates, our business and prospects will suffer.

We have engaged in only limited sales of our products to date.

While we are a global, commercial stage, specialty pharmaceutical company, with late-stage development programs targeting areas of significant unmet medical needs, we have engaged in only limited sales of our products to date with approximately 80% of our sales being generated by one customer in the year ended December 31, 2014. Our products may never gain significant acceptance in the marketplace and, therefore, never generate substantial revenue or profits for the company. We must establish a market for our products and build that market through marketing campaigns to increase awareness of, and consumer confidence in, our products. If we are unable to expand our current customer base and obtain market acceptance of our products, our operations could be disrupted and our business may be materially adversely affected. Even if we achieve profitability, we may not be able to sustain or increase profitability.

We face significant competition from other pharmaceutical and medical device companies and our operating results will suffer if we fail to compete effectively.

The pharmaceutical and medical device industry is characterized by intense competition and rapid innovation. Although we believe that we hold a leading position in our understanding of collagen-based therapeutic products, our competitors may be able to develop other products that are able to achieve similar or better results. Our potential competitors include established and emerging pharmaceutical and biotechnology companies and universities and other research institutions. Many of our competitors have substantially greater financial, technical and other resources, such as larger research and development staff and experienced marketing and manufacturing organizations and well-established sales forces. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated in our competitors. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis products that are more effective or less costly than our product candidates. We believe the key competitive factors that will affect the development and commercial success of our product candidates are efficacy, safety and tolerability profile, reliability, price and reimbursement.

We anticipate that XaraColl will compete in the United States with currently marketed bupivacaine and opioid analgesics such as morphine, as well as elastomeric bag/catheter devices intended to provide bupivacaine over several days, which have been marketed by I-FLOW Corporation (owned by Halyard Health) since 2004; and Pacira Pharmaceutical’s Exparel, a liposomal injection of bupivacaine, indicated for single-dose infiltration into the surgical site to produce postsurgical analgesia. While there are currently no topically applied antibiotics approved for the treatment of Diabetic Foot Infections, or DFIs, that we anticipate would compete directly with Cogenzia, DFIs are currently treated with systemic antibiotics and physicians may choose not to use Cogenzia in conjunction with these products. Once approved in the United States, CollaGUARD will compete with a number of well-accepted adhesion barriers marketed in the United States and elsewhere by well-established companies, including Sanofi’s Seprafilm®, Baxter’s Adept®, Ethicon’s Interceed® and Mast Biosurgery’s Surgiwrap®.

The financial performance of our medical device products, such as CollaGUARD, may be adversely affected by medical device tax provisions in the healthcare reform laws in the United States.

The the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the Affordable Care Act, imposes, among other things, an annual excise tax of 2.3% on any entity that manufactures or imports medical devices offered for sale in the United States beginning with tax year 2013. Under these provisions, the Congressional Research Service predicts that the total cost to the medical device industry may be up to $20 billion over the next decade. We do not believe that CollaGUARD is currently subject to this tax based on the retail exemption under applicable Treasury Regulations. However, the availability of this exemption is subject to interpretation by the IRS, and the IRS may disagree with our analysis. In addition, future products that we manufacture, produce or import may be subject to this tax. The financial impact this tax may have on our business is unclear and there can be no assurance that our business will not be materially adversely affected by it.

If we face allegations of noncompliance with the law and encounter sanctions, our reputation, revenues and liquidity may suffer, and our products could be subject to restrictions or withdrawal from the market.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenues from our products. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our operating results will be adversely affected. Additionally, if we are unable to generate revenues from our product sales, our potential for achieving profitability will be diminished and the capital necessary to fund our operations will be increased.

Even if we obtain regulatory approval for our product candidates, the products may not gain market acceptance among hospitals, physicians, health care payors, patients and others in the medical community.

Even if we obtain regulatory approval for any of our product candidates that we may develop or acquire in the future, the product may not gain market acceptance among hospitals, physicians, health care payors, patients and others in the medical community. Market acceptance of any of our product candidates for which we receive approval depends on a number of factors, including:

•	the clinical indications for which they are approved;

•	the product labeling, including warnings, precautions, side effects, and contraindications that the FDA approves;

•	the potential and perceived advantages of our product candidates over alternative products;

•	relative convenience and ease of administration;

•	the effectiveness of our sales and marketing efforts;

•	acceptance by major operators of hospitals, physicians and patients of the product candidate as a safe and effective treatment;

•	the prevalence and severity of any side effects;

•	product labeling or product insert requirements of the FDA or other regulatory authorities;

•	any REMS that the FDA might require;

•	the timing of market introduction of our product candidates as well as competitive products;

•	the cost of treatment in relation to alternative products; and

•	the availability of adequate reimbursement and pricing by third-party payors and government authorities.

If our product candidates are approved but fail to achieve market acceptance among physicians, patients, payors, or others in the medical community, we will not be able to generate significant revenues, which would have a material adverse effect on our business, prospects, financial condition and results of operations.

If our product candidates are approved, and with respect to our already approved products, we may be subject to healthcare laws, regulation and enforcement. Our failure to comply with those laws could have a material adverse effect on our results of operations and financial conditions.

Although we currently do not have any of our lead products on the market in the United States and several other key jurisdictions, if our lead-product candidates are approved, once we begin commercializing our product candidates, we may be subject to additional healthcare regulation and enforcement by the U.S. federal government and by authorities in the states and foreign jurisdictions in which we conduct our business. In certain jurisdictions outside of the United States where we currently market certain of our products, we are already subject to such regulation and enforcement. Such laws include, without limitation, state and federal anti-kickback, false claims, privacy, security, “sunshine,” and trade regulation and advertising laws and regulations. If our operations are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to penalties, including, but not limited to, civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, the exclusion from participation in federal and state healthcare programs and imprisonment, any of which could adversely affect our ability to operate our business and our financial results.

A recall of our drug or medical device products, or the discovery of serious safety issues with our drug or medical device products, could have a significant negative impact on us.

The FDA and other relevant regulatory agencies have the authority to require or request the recall of commercialized products in the event of material deficiencies or defects in design or manufacture or in the event that a product poses an unacceptable risk to health. Manufacturers may, under their own initiative, recall a product. A government-mandated or voluntary recall by us or one of our distributors could occur as a result of an unacceptable risk to health, component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of our products would divert managerial and financial resources and have an adverse effect on our reputation, financial condition and operating results, which could impair our ability to produce our products in a cost-effective and timely manner.

Further, under the FDA’s medical device reporting, or MDR, regulations, we are required to report to the FDA any event which reasonably suggests that our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction of the same or similar device marketed by us were to recur, would likely cause or contribute to death or serious injury. The FDA also requires reporting of serious, life-threatening, unexpected and other adverse drug experiences and the submission of periodic safety reports and other information. Product malfunctions or other adverse event reports may result in a voluntary or involuntary product recall and other adverse actions, which could divert managerial and financial resources, impair our ability to manufacture our products in a cost-effective and timely manner and have an adverse effect on our reputation, financial condition and operating results. Similar reporting requirements exist in Europe and other jurisdictions.

Any adverse event involving our products could result in future voluntary corrective actions, such as recalls or customer notifications, or regulatory agency action, which could include inspection, mandatory recall or other enforcement action. Any corrective action, whether voluntary or involuntary, will require the dedication of our time and capital, distract management from operating our business and may harm our reputation and financial results.

Our medical device products, such as CollaGUARD, are subject to extensive governmental regulation, and failure to comply with applicable requirements could cause our business to suffer.

The medical device industry is regulated extensively by governmental authorities, principally the FDA and corresponding state and foreign governmental agencies. The regulations are very complex and are subject to rapid change and varying interpretations. Regulatory restrictions or changes could limit our ability to carry on or expand our operations or result in higher than anticipated costs or lower than anticipated sales. The FDA and other United States or foreign governmental agencies regulate numerous elements of our business, including:

•	product design and development;

•	pre-clinical and clinical testing and trials;

•	product safety;

•	establishment registration and product listing;

•	labeling and storage;

•	pre-market clearance or approval;

•	advertising and promotion;

•	marketing, manufacturing, sales and distribution;

•	adverse event reporting;

•	servicing and post-market surveillance; and

•	recalls and field safety corrective actions.

Before we can market or sell a new regulated product or a significant modification to an existing product in the United States, we must obtain either marketing clearance under Section 510(k) of the Federal Food, Drug and Cosmetic Act, or FDCA, or approval of a premarket approval application, or PMA, from the FDA, unless an exemption from premarket clearance and approval applies. In the 510(k) clearance process, the FDA must determine that a proposed device is “substantially equivalent” to a device legally on the market, known as a “predicate” device, with respect to intended use, technology and safety and effectiveness, in order to clear the proposed device for marketing. Clinical data are sometimes required to support substantial equivalence. The PMA pathway requires an applicant to demonstrate the safety and effectiveness of the device based on extensive clinical data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or certain implantable devices. Products that are approved through a PMA application generally need FDA approval before they can be modified. Similarly, some modifications made to products cleared through a 510(k) premarket notification submission may require a new 510(k) submission, including possibly with clinical data. Before we can offer our device products to any of the 31 nations within the EU and the European Free Trade Association, we must first satisfy the requirements for CE Mark clearance, a conformity mark that signifies a product has met all criteria of the relevant EU directives, especially in the areas of safety and performance. The process of obtaining regulatory clearances or approvals to market a medical device can be costly and time-consuming, and we may not be able to obtain these clearances or approvals on a timely basis, or at all for our proposed products. We obtained CE Mark clearance for CollaGUARD in October 2011.

The FDA can delay, limit or deny clearance or approval of a device for many reasons, including:

•	our inability to demonstrate that our products are safe and effective for their intended uses;

•	the data from our clinical trials may not be sufficient to support clearance or approval; and

•	the manufacturing process or facilities we use may not meet applicable requirements.

In addition, the FDA and other regulatory authorities may change their respective clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions which may prevent or delay approval or clearance of our products under development or impact our ability to modify our currently cleared or approved products on a timely basis.

Any delay in, or failure to receive or maintain, clearance or approval for our products under development could prevent us from generating revenue from these products or achieving profitability. Additionally, the FDA and comparable foreign regulatory authorities have broad enforcement powers. Regulatory enforcement or inquiries, or other increased scrutiny of us, could dissuade some customers from using our products and adversely affect our reputation and the perceived safety and efficacy of our products.

Failure to comply with applicable regulations could jeopardize our ability to sell our products and result in enforcement actions such as fines, civil penalties, injunctions, warning letters, recalls of products, delays in the introduction of products into the market, refusal of the FDA or other regulators to grant future clearances or approvals, and the suspension or withdrawal of existing approvals by the FDA or other regulators. Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and have a material adverse effect on our reputation, business, financial condition and operating results.

Furthermore, we may evaluate international expansion opportunities in the future for our medical device products. As we expand our operations outside of the United States and Europe, we are, and will become, subject to various additional regulatory and legal requirements under the applicable laws and regulations of the international markets we enter. These additional regulatory requirements may involve significant costs and expenditures and, if we are not able comply with any such requirements, our international expansion and business could be significantly harmed.

Modifications to our medical device products, such as CollaGUARD in Europe, may require reclassifications, new CE marking processes or may require us to cease marketing or recall the modified products until new CE marking is obtained.

A modification to our medical devices such as CollaGUARD, which is approved for sale in Europe, could lead to a reclassification of the medical device and could result in further requirements (including additional clinical trials) to maintain the product’s CE marking. If we fail to comply with such further requirements we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties.

We are highly dependent on our key personnel, and if we are not successful in attracting and retaining highly qualified personnel, we may be unable to successfully implement our business strategy.

Our ability to compete in the highly competitive pharmaceuticals industry depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our management, scientific, medical and operations personnel, including Anthony P. Zook, Chairperson of our management board and Chief Executive Officer; Michael Myers, Ph.D., member of our management board and Head of Portfolio Operations; Denise Carter, Executive Vice President, Business Development and Corporate Affairs; James Croke, Executive Vice President, Engineering and Technology Development; Alexandra Dietrich, Ph.D., Managing Director, Syntacoll GmbH; Gordon Dunn, member of our management board; and Chief Financial Officer; and David Prior, Ph.D., Executive Vice President, Clinical, Regulatory and Scientific Affairs. The loss of the services of any of our executive officers or other key employees and our inability to find suitable replacements could potentially harm our business, prospects, financial condition or results of operations.

Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice or no notice. Although we have employment agreements with our key employees, these employment agreements provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. We do not maintain “key man” insurance policies on the lives of these individuals or the lives of any of our other employees. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers as well as junior, mid-level and senior scientific and medical personnel.

Many of the other biotechnology and pharmaceutical companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They may also provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high quality candidates than what we can offer. If we are unable to continue to attract and retain high quality personnel, our ability to advance the development of our product candidates, obtain regulatory approval and commercialize our product candidates will be limited.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to: (i) comply with FDA regulations, (ii) provide accurate information to the FDA, (iii) comply with manufacturing standards we have established, (iv) comply with federal and state healthcare fraud and abuse laws and regulations, (v) report financial information or data accurately or (vi) disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices in the United States and in jurisdictions outside of the United States where we conduct our business. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a code of business conduct and ethics and are training our employees to abide by it, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

We will need to grow the size of our organization and we may experience difficulties in managing this growth.

As of December 31, 2014, we, together with our subsidiaries, had 96 total employees, 83 of whom are full-time. As our development and commercialization plans and strategies develop, and as we continue operating as a public company, we expect to need additional managerial, operational, sales, marketing, financial and other personnel. Future growth would impose significant added responsibilities on members of management, including:

•	identifying, recruiting, integrating, maintaining and motivating additional employees;

•	managing our internal development efforts effectively, including the clinical and FDA review process for our product candidates, while complying with our contractual obligations to contractors and other third parties; and

•	improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to commercialize our product candidates will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities. To date, we have used the services of outside vendors to perform tasks including clinical trial management, statistics and analysis and regulatory affairs. Our growth strategy may also entail expanding our group of contractors or consultants to implement these tasks going forward. Because we rely on numerous consultants, effectively outsourcing many key functions of our business, we will need to be able to effectively manage these consultants to ensure that they successfully carry out their contractual obligations and meet expected deadlines. However, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all. If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our product candidates that we develop and, accordingly, may not achieve our research, development and commercialization goals.

Certain of our employees and patents are subject to foreign laws.

A majority of our employees work in Germany and are subject to German employment law. Ideas, developments, discoveries and inventions made by such employees and consultants are subject to the provisions of the German Act on Employees’ Inventions (Gesetz über Arbeitnehmererfindungen), which regulates the ownership of, and compensation for, inventions made by employees. We face the risk that disputes can occur between us and our employees or ex-employees pertaining to alleged non-adherence to the provisions of this act that may be costly to defend and take up our management’s time and efforts whether we prevail or fail in such dispute. In addition, under the German Act on Employees’ Inventions, certain employees retained rights to patents they invented or co-invented prior to 2009. Although most of these employees have subsequently assigned their interest in these patents to us, to the extent permitted by law, there is a risk that the compensation we provided to them may be deemed to be insufficient and we may be required under German law to increase the compensation due to such employees for the use of the patents. In those cases where employees have not assigned their interests to us, we may need to pay compensation for the use of those patents. If we are required to pay additional compensation or face other disputes under the German Act on Employees’ Inventions, our results of operations could be adversely affected.

We believe that our success depends, in part, upon our ability to protect our intellectual property throughout the world. However, the laws of some foreign countries, including Germany and Ireland, may not be as comprehensive as those of the United States and may not be sufficient to protect our proprietary rights abroad. In addition, we generally do not pursue patent protection outside the United States and certain other key jurisdictions because of cost and confidentiality concerns. Accordingly, our international competitors could obtain foreign patent protection for, and market overseas, products and technologies for which we are seeking patent protection in the United States.

A variety of risks associated with marketing our product candidates internationally could materially adversely affect our business.

We, or our licensing partners, plan to seek regulatory approval for our product candidates outside of the United States and, accordingly, we expect that we will be subject to additional risks related to operating in foreign countries if we obtain the necessary approvals, including:

•	differing regulatory requirements in foreign countries;
•	the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from a foreign market (with low or lower prices) rather than buying them locally;
•	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;
•	economic weakness, including inflation, or political instability in particular foreign economies and markets;
•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
•	foreign taxes, including withholding of payroll taxes;
•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;
•	difficulties staffing and managing foreign operations;
•	workforce uncertainty in countries where labor unrest is more common than in the United States;
•	potential liability under the Foreign Corrupt Practices Act of 1977 or comparable foreign regulations;
•	challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;
•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•	business interruptions resulting from geo-political actions, including war and terrorism.

These and other risks associated with our, or our licensing partners’ international operations may materially adversely affect our ability to attain or maintain profitable operations.

Coverage and reimbursement may be limited or unavailable in certain market segments for our product candidates, which could make it difficult for us to sell our product candidates profitably.

Government authorities and third-party payors, such as private health insurers and health maintenance organizations, or, in some jurisdictions such as Germany, statutory health insurances, decide which products they will cover and the amount of reimbursement. Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;
•	safe, effective and medically necessary;
•	appropriate for the specific patient;
•	cost-effective; and
•	neither experimental nor investigational.

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to the payor supporting scientific, clinical and cost-effectiveness data for the use of our products. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. If reimbursement of our future products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability.

We are approved to market certain of our products in selected foreign jurisdictions and further intend to seek approval to market our product candidates in both the United States and in selected foreign jurisdictions. If we obtain approval in one or more foreign jurisdictions for our product candidates, we will be subject to rules and regulations in those jurisdictions. In some foreign countries, particularly those in the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval for a product candidate. In addition, market acceptance and sales of our product candidates will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for our product candidates and may be affected by existing and future health care reform measures.

In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact our ability to sell our products profitably. In particular, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 revised the payment methodology for many products under Medicare in the United States, which has resulted in lower rates of reimbursement. In 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the Affordable Care Act, was enacted. This expansion in the government’s role in the U.S. healthcare industry may further lower rates of reimbursement for pharmaceutical products.

Other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years

2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA, which delayed for another two months the budget cuts mandated by these sequestration provisions of the Budget Control Act of 2011. On March 1, 2013, the President signed an executive order implementing sequestration, and on April 1, 2013, the 2% Medicare payment reductions went into effect. The ATRA also, among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

In Europe, the European Commission has submitted a Proposal for a Regulation of the European Parliament and the Council on medical devices, amending Directive 2001/83/EC, Regulation (EC) No 178/2002 and Regulation (EC) No 1223/2009, to replace, inter alia, Directive 93/42/EEC and to amend regulations regarding medical devices in the European Union, which could result in changes in the regulatory requirements for medical devices in Europe.

There have been, and likely will continue to be, legislative and regulatory proposals at the federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future. The continuing efforts of governments, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

•	the demand for our product candidates, if we obtain regulatory approvals;
•	our ability to set a price that we believe is fair for our products;
•	our ability to generate revenues and achieve or maintain profitability; and
•	the level of taxes that we are required to pay.

Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors, which may adversely affect our future profitability.

Our business and operations would suffer in the event of system failures.

Despite the implementation of security measures, our internal computer systems and those of our current and future clinical research organizations, or CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our product candidates could be delayed.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if our product candidates allegedly cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing; defects in design; a failure to warn of dangers inherent in the product, negligence, strict liability; and a breach of warranties. Claims could also be asserted under state consumer protection acts. In Europe and Germany, medical products and medical devices may, under certain circumstances, be subject to no-fault liability (verschuldensunabhängige Haftung). If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	costs to defend litigation and other proceedings;
•	a diversion of management’s time and our resources;
•	decreased demand for our product candidates;
•	injury to our reputation;
•	withdrawal of clinical trial participants;
•	initiation of investigations by regulators;
•	product recalls, withdrawals or labeling, marketing or promotional restrictions;
•	loss of revenue;
•	substantial monetary awards to trial participants or patients;
•	exhaustion of any available insurance and our capital resources;
•	the inability to commercialize our product candidates; and

•	a decline in our share price.

Our inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. We currently do not carry product liability insurance covering our clinical trials. If we determine that it is necessary to procure product liability coverage due to the commercial launch of our lead product candidates after approval, we may be unable to obtain such coverage on acceptable terms, or at all. Until we obtain product liability insurance, we will have to pay any amounts awarded by a court or negotiated in a settlement, and we may not have, or be able to obtain, sufficient capital to pay such amounts.

Our business could be adversely affected by animal rights activists.

Our business activities have involved animal testing, including preclinical testing for XaraColl, Cogenzia and CollaGUARD. Animal testing has been the subject of controversy and adverse publicity. Some organizations and individuals have attempted to stop animal testing by pressing for legislation and regulation in these areas. To the extent that the activities of such groups are successful, our business could be adversely affected.

Our international operations pose currency risks, which may adversely affect our operating results and net income.

Our operating results may be affected by volatility in currency exchange rates and our ability to effectively manage our currency transaction risks. In general, we conduct our business, earn revenues and incur costs in the local currency of the countries in which we operate. In 2014, 98% of our revenues were generated and approximately 80% of our costs were incurred in euros. Although currency exchange rate fluctuations have not had an impact on our operations to date, as we execute our strategy to expand internationally, our exposure to currency risks will increase. We do not manage our foreign currency exposure in a manner that would eliminate the effects of changes in foreign exchange rates. Therefore, changes in exchange rates between these foreign currencies and the euro will affect our revenues, cost of goods sold, and operating margins, and could result in exchange losses in any given reporting period.

We incur currency transaction risks whenever we enter into either a purchase or a sale transaction using a different currency from the currency in which we report revenues. In such cases we may suffer an exchange loss because we do not currently engage in currency swaps or other currency hedging strategies to address this risk.

Given the volatility of exchange rates, we can give no assurance that we will be able to effectively manage our currency transaction risks or that any volatility in currency exchange rates will not have an adverse effect on our results of operations.

Failure to comply with the U.S. Foreign Corrupt Practices Act or other applicable anti-corruption legislation could result in fines, criminal penalties and an adverse effect on our business.

We operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws. We are subject, however, to the risk that our officers, directors, employees, agents and collaborators may take action determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010 and the European Union Anti-Corruption Act, as well as trade sanctions administered by the Office of Foreign Assets Control and the U.S. Department of Commerce. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties or curtailment of operations in certain jurisdictions, and might adversely affect our results of operations. In addition, actual or alleged violations could damage our reputation and ability to do business.

Global economic, political and social conditions have adversely impacted our sales and may continue to do so.

The uncertain direction and relative strength of the global economy, difficulties in the financial services sector and credit markets, continuing geopolitical uncertainties and other macroeconomic factors all affect spending behavior of potential end-users of our products. The prospects for economic growth in Europe, the United States and other countries remain uncertain and may cause end-users to further delay or reduce technology purchases. In particular, a substantial portion of our sales are made to customers in countries in Europe, which is experiencing a significant economic crisis. If global economic conditions remain volatile for a prolonged period or if European economies experience further disruptions, our results of operations could be adversely affected. The global financial crisis affecting the banking system and financial markets has resulted in a tightening of credit markets, lower levels of liquidity in many financial markets and extreme volatility in fixed income, credit, currency and equity markets. These conditions may make it more difficult for our end-users to obtain financing.

Risks Related to Our Dependence on Third Parties

We rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

We have engaged third-party CROs in connection with our planned Phase 3 clinical trials for our product candidates and will continue to engage such CROs in the future. We will rely heavily on these parties for execution of our clinical trials, and we will control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with applicable protocol, legal, regulatory and scientific standards, and our reliance on our CROs does not relieve us of our regulatory responsibilities. We and our CROs will be required to comply with current Good Clinical Practices, or cGCP requirements, which are a collection of regulations enforced by the FDA or comparable foreign regulatory authorities for product candidates in clinical development in order to protect the health, safety and welfare of patients and assume the integrity of clinical data. cGCP are also intended to protect the health, safety and welfare of study subjects through requirements such as informed consent. Regulatory authorities enforce these cGCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of these CROs fail to comply with applicable cGCP regulations, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, such regulatory authorities will determine that any of our clinical trials comply with the cGCP regulations. In addition, for drugs, our clinical trials must be conducted with products produced under current Good Manufacturing Practice, or cGMP, regulations and will require a large number of test subjects. For our devices, clinical trials must use product manufactured in compliance with design controls under the QSR. Our failure or any failure by our CROs to comply with these regulations or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, we may be implicated if any of our CROs violate federal or state fraud and abuse or false claims laws and regulations, or healthcare privacy and security laws.

The CROs will not be employed directly by us and, except for remedies available to us under our agreements with such CROs, we cannot control whether they devote sufficient time and resources to our ongoing preclinical, clinical and nonclinical programs. These CROs may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical studies or other product development activities, which could affect their performance on our behalf. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to complete development of, obtain regulatory approval for or successfully commercialize our product candidates. As a result, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed.

Switching or adding CROs involves substantial cost and requires extensive management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays may occur, which can materially impact our ability to meet our desired clinical development timelines. Although we plan to carefully manage our relationships with our CROs, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, prospects, financial condition and results of operations.

We rely on third parties for the supply of specified raw materials and equipment.

We rely on third parties for the timely supply of specified raw materials and equipment for the manufacture of our collagen-based products. Although we actively manage these third-party relationships to provide continuity and quality, some events which are beyond our control could result in the complete or partial failure of these goods and services. Any such failure could have a material adverse effect on our financial condition and operations.

If we are unable to establish effective marketing and sales capabilities or enter into agreements with third parties to market and sell our products, we may be unable to generate revenues from this product candidate.

In order to commercialize our products, we must build our marketing, sales and distribution capabilities. The establishment, development and training of our sales force and related compliance plans to market our products is expensive and time consuming and can potentially delay the commercial launch of our products. In the event we are not successful in developing our marketing and sales infrastructure, we may not be able to successfully commercialize our products, which would limit our ability to generate product revenues.

We currently license the commercialization rights for some of our marketed products outside of the United States, which exposes us to additional risks of conducting business in international markets.

The non-U.S. markets are an important component of existing commercialization strategy for our existing marketed products as well as part of our growth strategy for Cogenzia and CollaGUARD. We have entered into commercial supply agreements for our three main commercialized products pursuant to which we exclusively supply and our partners exclusively purchase the products from us in their respective territories outside of the United States or worldwide, as described in greater detail under “Business—Commercial Partners and Agreements.” For CollaGUARD, we have entered into supply agreements with 18 partners covering 58 countries, the most significant of which are with Takeda Pharmaceutical Company Limited, or Takeda, for 15 countries including Canada, Mexico and countries in the Commonwealth of Independent States, or CIS, where distribution of the product is subject to obtaining local marketing approvals, and Pioneer Pharma Co. Ltd., or Pioneer, for nine Asian countries, including China and its territories. For CollatampG, we have entered into an exclusive supply agreement with Jazz Pharmaceuticals for all territories outside of the United States and for Septocoll, we have entered into an agreement with Biomet Orthopedics for global supply of the product. We are also manufacturing RegenePro, a bioresorbable collagen sponge for dental applications, which we supply to Biomet 3i, LLC, or Biomet 3i. Our agreements require us to timely supply products that meet the agreed quality standards and require our customers to purchase products from us, in some cases in specified minimum quantities. If we fail to maintain these agreements and agreements with other partners or to enter into new distribution arrangements with selling parties, or if these parties are not successful, our revenue-generating growth potential will be adversely affected. Moreover, international business relationships subject us to additional risks that may materially adversely affect our ability to attain or sustain profitable operations, including:

•	efforts to enter into distribution or licensing arrangements with third parties in connection with our international sales, marketing and distribution efforts may increase our expenses or divert our management’s attention from the development of product candidates;
•	changes in a specific country’s or region’s political and cultural climate or economic condition;
•	differing requirements for regulatory approvals and marketing internationally;
•	difficulty of effective enforcement of contractual provisions in local jurisdictions;
•	potentially reduced protection for intellectual property rights;
•	potential third-party patent rights in countries outside of the United States;
•	unexpected changes in tariffs, trade barriers and regulatory requirements;
•	economic weakness, including inflation, or political instability, particularly in non-U.S. economies and markets, including several countries in Europe;
•	compliance with tax, employment, immigration and labor laws for employees traveling abroad;
•	the effects of applicable foreign tax structures and potentially adverse tax consequences;
•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue and other obligations incidental to doing business in another country;
•	workforce uncertainty in countries where labor unrest is more common than in the United States;
•	the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from a foreign market (with low or lower prices) rather than buying them locally;
•	failure of our employees and contracted third parties to comply with Office of Foreign Asset Control rules and regulations and the Foreign Corrupt Practices Act;
•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters, including earthquakes, volcanoes, typhoons, floods, hurricanes and fires.

These and other risks may materially adversely affect our ability to attain or sustain revenue from international markets.

We may form or seek strategic alliances in the future and we may not realize the benefits of such alliances.

We may form or seek strategic alliances, create joint ventures or collaborations or enter into licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our product candidates and any future products that we may develop. Any of these relationships may require us to incur non-recurring and other charges, increase our near- and long-term expenditures, issue securities that dilute our existing shareholders or disrupt our management and business. In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for our product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our product candidates as having the requisite potential to demonstrate safety and efficacy. If we license products or businesses, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture and vice versa. We cannot be certain that, following a strategic transaction or license, we will achieve the revenues or specific net income that justifies such transaction. Any delays in entering into new strategic partnership agreements related to our product candidates could delay the development and commercialization of our product candidates in certain geographies for certain indications, which would harm our business prospects, financial condition and results of operations.

Risks Related to Our Intellectual Property

If our efforts to protect the proprietary nature of the intellectual property related to our technologies are not adequate, we may not be able to compete effectively in our market.

We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our technologies. Any disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market.

In addition, the patent applications that we own or that we may license may fail to result in issued patents in the United States or in other foreign countries. Even if the patents do successfully issue, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims. If the breadth or strength of protection provided by the issued patents and patent applications we hold with respect to our product candidates is threatened, it could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize, our product candidates. Further, if we encounter delays in our clinical trials, the period of time during which we could market our product candidates under patent protection would be reduced. Since patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we were the first to file any patent application related to our product candidates. Furthermore, for applications in which all claims are entitled to a priority date before March 16, 2013, an interference proceeding can be provoked by a third-party or instituted by the United States Patent and Trademark Office, or U.S. PTO, to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. For applications containing a claim not entitled to priority before March 16, 2013, there is greater level of uncertainty in the patent law with the passage of the America Invents Act (2012) which brings into effect significant changes to the U.S. patent laws that are yet untried and untested, and which introduces new procedures for challenging pending patent applications and issued patents. A primary change under this reform is creating a “first to file” system in the U.S. This will require us to be cognizant going forward of the time from invention to filing of a patent application.

In addition to the protection afforded by patents, we seek to rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our product discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. Although we require all of our employees to assign their inventions to us to the extent permitted by law, and require all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology to enter into confidentiality agreements, we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, operating results and financial condition.

Because we have filed a petition for reissuance of our U.S. XaraColl patent, we will be unable to enforce it unless and until the U.S. patent is reissued.

We recently submitted a petition to reissue the U.S. patent directed to XaraColl, mainly for the purposes of submitting prior art references identified in the corresponding European application.  We did not submit these prior art references to the U.S. Patent and Trademark Office during the prosecution of the U.S. patent.  In addition, this reissue process will allow us to pursue additional claims, e.g., claims within the scope of the originally issued claims but more tailored to our currently proposed XaraColl product.  Although we do not believe these prior art references should have any substantial impact on the originally issued claims, especially with respect to the coverage of the proposed XaraColl products, there can be no assurance that any or all of the originally issued claims will be reissued.  It is also uncertain whether any or all of the additional claims we have included in the petition will be granted.  We anticipate the conclusion of the reissue process before we launch XaraColl in the United States, and if the reissued claims are substantially the same as the originally issued claims, there will be no intervening rights by others during the reissue period.  We will be unable to enforce the XaraColl U.S. patent unless and until the U.S. patent is reissued.

There can be no assurance that a patent will reissue from the petition, or that any such patent will be enforceable and will not be challenged, invalidated or circumvented.  Nevertheless, we will continue to rely upon our proprietary know-how, techniques, expertise and the decades of collective experience of our team relating to the development and manufacturing of collagen matrix products, as well as the rigorous regulatory barriers applicable to the development, manufacture, distribution and marketing of potential competing products.  See “Item 4. History and Development of the Company — B. Business Overview — Intellectual Property and Exclusivity” for further information.

Third-party claims of intellectual property infringement may prevent or delay our product discovery and development efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference and reexamination proceedings before the U.S. PTO or oppositions and other comparable proceedings in foreign jurisdictions. Recently, following U.S. patent reform, new procedures including inter partes review and post grant review have been implemented. As stated above, this reform is untried and untested and will bring uncertainty to the possibility of challenge to our patents in the future. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may give rise to claims of infringement of the patent rights of others.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents of which we are currently unaware with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of our product candidates, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to commercialize the product candidate unless we obtained a license under the applicable patents, or until such patents expire or they are finally determined to be held invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, including combination therapy or patient selection methods, the holders of any such patent may be able to block our ability to develop and commercialize the product candidate unless we obtained a license or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, our ability to commercialize our product candidates may be impaired or delayed, which could in turn significantly harm our business.

Parties making claims against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of our product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize our product candidates, which could harm our business significantly.

We may be involved in lawsuits to protect or enforce our patents, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe our patents. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that one or more of our patents is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated, held unenforceable, or interpreted narrowly and could put our patent applications at risk of not issuing. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure.

Interference proceedings provoked by third parties or brought by the U.S. PTO may be necessary to determine the priority of inventions with respect to our patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ADSs.

Obtaining and maintaining our patent protection depends on compliance with various procedures, document submission requests, fee payments and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the U.S. PTO and foreign patent agencies in several stages over the lifetime of the patent. The U.S. PTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We have received confidential and proprietary information from third parties. In addition, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of these third parties or our employees’ former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on all of our product candidates throughout the world would be prohibitively expensive. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but where enforcement is not as strong as that in the United States. These products may compete with our products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

Our trade secrets are difficult to protect.

Confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and other proprietary information and may not adequately protect our intellectual property.

Our success depends upon the skills, knowledge and experience of our scientific and technical personnel, our consultants and advisors as well as our partners, licensors and contractors. Because we operate in a highly competitive technical field of drug development, we rely in part on trade secrets to protect our proprietary technology and processes. However, trade secrets are difficult to protect. We enter into confidentiality agreements with our corporate partners, employees, consultants, sponsored researchers and other advisors. These agreements generally require that the receiving party keep confidential and not disclose to third parties all confidential information developed by the receiving party or made known to the receiving party by us during the course of the receiving party’s relationship with us. Our agreements also provide that any inventions made based solely upon our technology are our exclusive property, and we enter into assignment agreements that are recorded in patent, trademark and copyright offices around the world to perfect our rights.

These confidentiality and assignment agreements may be breached and may not effectively assign intellectual property rights to us. Our trade secrets also could be independently discovered by competitors, in which case we would not be able to prevent use of such trade secrets by our competitors. The enforcement of a claim alleging that a party illegally obtained and was using our trade secrets could be difficult, expensive and time consuming and the outcome would be unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. The failure to obtain or maintain meaningful trade secret protection could adversely affect our competitive position.

Risks Related to Ownership of our ADSs

There has been limited trading volume for our ADSs.

Even though our ADSs have been listed on the NASDAQ Global Market, there has been limited liquidity in the market for the ADSs, which could make it more difficult for holders to sell the ADSs. We do not intend to list our ordinary shares on a trading market and, therefore, do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

There can be no assurance that an active trading market for the ADSs will be sustained.

In addition, the stock market generally has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. Broad market and industry factors may negatively affect the market price of our ADSs, regardless of our actual operating performance. The market price and liquidity of the market for our ADSs that will prevail in the market may be higher or lower than the price you pay and may be significantly affected by numerous factors, some of which are beyond our control.

The price of our ADSs may be volatile, and you could lose all or part of your investment.

The trading price of our ADSs is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this annual report, these factors include:

•	adverse results or delays in clinical trials;
•	actual or anticipated variations in our operating results and our financial position;
•	our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public and the publication of research reports about us or our industry;
•	adverse regulatory decisions or changes in laws or regulations;
•	introduction of new products or services offered by us or our competitors;
•	our inability to obtain adequate product supply;
•	our inability to establish collaborations, if needed;
•	our failure to commercialize our product candidates;
•	departures of key scientific or management personnel;
•	our ability to successfully manage our growth and enter new markets;
•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;
•	significant lawsuits, including patent or shareholder litigation; and
•	other events or factors, many of which are beyond our control.

In addition, the stock market in general, and the NASDAQ Global Market and pharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our ADSs, regardless of our actual operating performance. If the market price of our ADSs does not exceed your purchase price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would harm our business, operating results or financial condition.

Our principal shareholders and management own a significant percentage of our ordinary shares and will be able to exert significant control over matters subject to shareholder approval.

As of the date of this annual report, our executive officers, directors, supervisory board and management board members, 5% shareholders and their affiliates owned approximately 9.9% of our voting shares as of March 17, 2015. Therefore, these shareholders, as a group, will have the ability to influence us through their ownership position. These shareholders may be able to determine, or significantly influence, all matters requiring shareholder approval. For example, these shareholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our shares that you may feel are in your best interest as one of our shareholders. Our supervisory board members and management board members and their affiliates beneficially own approximately 11.8% of the outstanding ordinary shares as of March 17, 2015, after giving effect to the exercise of all outstanding options to purchase ordinary shares. See “Item 7 Major Shareholders and Related-Party Transactions—A. Major Shareholders.”

We are an emerging growth company, and we cannot be certain that the reduced reporting requirements applicable to emerging growth companies will make our ADSs less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this annual report and our periodic reports and proxy statements and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following 2014, the year in which we completed our initial public offering, although circumstances could cause us to lose that status earlier, including if the market value of our ordinary shares held by non-affiliates exceeds $700.0 million as of any June 30 before that time or if we have total annual gross revenue of $1.0 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 or, if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately. We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our share price may be more volatile.

Under the JOBS Act, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We currently prepare our financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, which do not have separate provisions for publicly traded and private companies. However, in the event we convert to U.S. GAAP while we are still an emerging growth company, we may be able to take advantage of the benefits of this extended transition period.

We have no present intention to pay dividends on our ordinary shares in the foreseeable future and, consequently, your only opportunity to achieve a return on your investment during that time is if the price of our ADSs appreciates.

We have no present intention to pay dividends on our ordinary shares in the foreseeable future. Any recommendation by our supervisory and management boards to pay dividends will depend on many factors, including our financial condition, results of operations, legal requirements and other factors. Accordingly, if the price of our ADSs declines in the foreseeable future, you will incur a loss on your investment, without the likelihood that this loss will be offset in part or at all by potential future cash dividends.

Raising additional capital may cause additional dilution of the percentage ownership of our shareholders, restrict our operations, require us to relinquish rights to our technologies, products or product candidates and could cause our share price to fall.

We expect that significant additional capital may be needed in the future to continue our planned operations, including conducting clinical trials, commercialization efforts, expanded research and development activities and costs associated with operating a public company. To raise capital, we may sell ordinary shares, ADSs, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell ordinary shares, ADSs, convertible securities or other equity securities, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing shareholders, and new investors could gain rights, preferences and privileges senior to the holders of our ordinary shares or ADSs, including ADSs sold by our selling shareholders in this offering. The incurrence of indebtedness could result in increased fixed payment obligations and could involve certain restrictive covenants, such as limitations on our ability to incur additional debt and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, products or product candidates, or grant licenses on terms unfavorable to us.

We have created two authorized capitals totaling up to 302,353 ordinary shares, which we expect to use to cover issuances of shares pursuant to our 2014 Option Agreement (as defined in “Item 7. Major Shareholders and Related-Party Transactions—B. Related-Party Transactions—2014 Option Agreement”), our 2014 Management Option Agreements (See “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity-based Plans—2014 Management Option Agreements”) and phantom share awards granted to certain employees, board members and consultants. In addition, we have created a third authorized capital of up to 452,248 ordinary shares, which authorized capital can be used for purposes a variety of such as further equity offerings and as acquisition currency. Our management board, with the approval of our supervisory board, can increase our capital by these amounts without additional shareholder approvals and exclude subscription rights of our shareholders in connection therewith (“Item 10. Additional Information—A. Share Capital—Authorized Capital”). In addition, we created a contingent capital of up to 150,920 ordinary shares to be used exclusively upon exercise of stock options granted pursuant to our Stock Option Plan (See “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity-based Plans—Stock Option Plan”). If beneficiaries exercise their options or phantom shares (subject to our agreement to give shares in lieu of cash) or additional shares get issued under any of our authorized capitals or our contingent capital, you may experience additional dilution, which could cause our share price to fall.

Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of the ADSs to decline.

Additional sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of March 17, 2015, we had 1,568,155 ordinary shares outstanding, 490,567 of which were represented by ADSs at the time of our initial public offering. To the extent additional ordinary shares are deposited for ADSs and such additional or our existing ADSs are sold into the market, the market price of the ADSs could decline.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and share price.

As widely reported, global credit and financial markets have experienced extreme disruptions in the past several years, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or do not improve, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and share price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive these difficult economic times, which could directly affect our ability to attain our operating goals on schedule and on budget.

At December 31, 2014, we had approximately €45.6 million of cash, cash equivalents and short-term investments. While we are not aware of any downgrades, material losses, or other significant deterioration in the fair value of our cash equivalents since December 31, 2014, no assurance can be given that further deterioration of the global credit and financial markets would not negatively impact our current portfolio of cash equivalents or marketable securities or our ability to meet our financing objectives. Furthermore, our share price may decline due in part to the volatility of the stock market and the general economic downturn.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant share price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our share price and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who covers us downgrades our shares or publishes inaccurate or unfavorable research about our business, our share price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our shares could decrease, which might cause our share price and trading volume to decline.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. companies. This may limit the information available to holders of ADSs.

We are a “foreign private issuer,” as defined in the SEC rules and regulations, and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, members of our supervisory board and management board and our principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

As a foreign private issuer, we will file an annual report on Form 20-F within four months of the close of each year ended December 31 and furnish reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, we are not required to issue quarterly financial information because of the above exemptions for foreign private issuers, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NASDAQ Global Market corporate governance requirements.

As a foreign private issuer, we have the option to follow certain German corporate governance practices rather than those of the NASDAQ Global Market, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the home country practices we follow instead. We intend to rely on this “foreign private issuer exemption” with respect to the NASDAQ Global Market’s shareholder approval requirements in respect of equity issuances and equity-based compensation plans, the requirement to have independent oversight on our director nominations process and the quorum requirement for meetings of our shareholders. In addition, we intend to rely on the “foreign private issuer exemption” in the future with respect to the NASDAQ Global Market requirement, once effective, to have a formal charter for the compensation committee. We may in the future elect to follow home country practices in Germany with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all the NASDAQ Global Market corporate governance requirements. See “Item 16G. Corporate Governance—Differences between Our Corporate Governance Practices and the Rules of the NASDAQ Global Market.”

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are a foreign private issuer and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b) (i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than fifty-percent (50%) of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. A foreign private issuer must determine its status on the last business day of its most recently completed second fiscal quarter. If a foreign private issuer no longer satisfies these requirements, it will become subject to U.S. domestic reporting requirements on the first day of its fiscal year immediately succeeding such determination. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NASDAQ Global Market rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members to our management board and supervisory board.

Your rights as a shareholder in a German corporation may differ from your rights as a shareholder in a U.S. corporation.

We are organized as a stock corporation (Aktiengesellschaft) under the laws of Germany, and by participating in this offering you will become a holder of ADSs in a German stock corporation. You should be aware that the rights of shareholders under German law differ in important respects from those of shareholders in a U.S. corporation. These differences include, in particular:

•	Under German law, certain important resolutions, including, for example, capital decreases, measures under the German Transformation Act (Umwandlungsgesetz), such as mergers, conversions and spin-offs, the issuance of convertible bonds or bonds with warrants attached and the dissolution of the German stock corporation apart from insolvency and certain other proceedings, require the vote of a 75% majority of the capital present or represented at the relevant shareholders’ meeting. Therefore, the holder or holders of a blocking minority of 25% or, depending on the attendance level at the shareholders’ meeting, the holder or holders of a smaller percentage of the shares in a German stock corporation may be able to block any such votes, possibly to our detriment or the detriment of our other shareholders.

•	As a general rule under German law, a shareholder has no direct recourse against the members of the management board or supervisory board of a German stock corporation in the event that it is alleged that they have breached their duty of loyalty or duty of care to the German stock corporation. Apart from insolvency or other special circumstances, only the German stock corporation itself has the right to claim damages from members of either board. A German stock corporation may waive or settle these damages claims only if at least three years have passed and the shareholders approve the waiver or settlement at the shareholders’ meeting with a simple majority of the votes cast, provided that a minority holding, in the aggregate, 10% or more of the German stock corporation’s share capital does not have its opposition formally noted in the minutes maintained by a German civil law notary.

We may qualify as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder (as defined in “Item 10. Additional Information—E. Taxation—Additional United States Federal Income Tax Consequences—PFIC Rules”) of our ADSs, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of our ADSs or the receipt of certain excess distributions from us and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries in 2014, we believe that we should not be treated as a PFIC in 2014. However, because of the complexity of the PFIC rules and because we have not performed a definitive analysis as to our PFIC status for such taxable year, there can be no assurance with respect to our PFIC status for such taxable year. There also can be no assurance with respect to our status as a PFIC for any subsequent taxable year. We urge U.S. holders to consult their own tax advisors regarding the possible application of the PFIC rules. See “Item 10. Additional Information—E. Taxation—Additional United States Federal Income Tax Consequences—PFIC Rules.”

We could be treated as a U.S. corporation for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to us and investors.

For U.S. federal income tax purposes, a corporation generally is considered a U.S. corporation if it is created or organized in the United States or under the law of the United States or of any state thereof or the District of Columbia. Entities treated as U.S. corporations are generally subject to U.S. federal income tax on their worldwide income, and U.S. reporting and withholding tax rules may apply to dividends that they pay. Because we were formed and organized under the law of Germany, we would ordinarily not be treated for U.S. federal income tax purposes as a U.S. corporation. Section 7874 of the Code, however, contains special rules that could result in a non-U.S. corporation being taxed as a U.S. corporation for U.S. federal income tax purposes where the corporation, directly or indirectly, re-domiciles from the U.S. to another country. Under Section 7874 of the Code, as a result of our re-domiciling from the U.S. to Germany, we would be treated as a U.S. corporation for U.S. federal income tax purposes unless our “expanded affiliated group” is treated as having “substantial business activities” in Germany. While we believe that we satisfied this “substantial business activities” test (and, thus, should not be treated as a U.S. corporation for U.S. federal income tax purposes), due to the complexity of certain aspects of the law and the very fact-specific nature of the inquiry, there is no assurance that the IRS will not challenge our determination. In addition, there have been proposals to expand the scope of U.S. corporate tax residence and there could be prospective or retroactive changes to Section 7874 of the Code that would result in us being treated as a U.S. corporation. If it were determined that we should be treated as a U.S. corporation for U.S. federal tax purposes, we could be liable for substantial U.S. federal taxes. In addition, our investors could be subject to U.S. withholding tax on the receipt of dividends from us.

If German tax authorities successfully challenge our migration to Ireland or take the view that we have built-up hidden reserves in our assets in the period between the liquidation of Innocoll Holdings, Inc. and the migration to Ireland, we may face material payments of German Corporate Income Tax (plus Solidarity Surcharge thereon) and German Trade Tax, which would negatively impact our profitability and our cash flow.

From our predecessor Innocoll GmbH’s inception in August 2013 until December 2013, our registered seat and our principal place of management and control were in Germany. As a result, we were subject to unlimited tax liability in Germany and our worldwide income was generally subject to German corporate income tax (plus solidarity surcharge thereon) and German trade tax. Effective January 1, 2014, we moved our principal place of management and control to Ireland. Due to the fact that Innocoll AG still maintains a registered seat in Germany, Innocoll AG is in principle still subject to German unlimited tax liability and therefore its worldwide income is theoretically still subject to German taxation. The group’s intellectual property is owned and controlled by

Innocoll AG’s Irish incorporated and tax resident subsidiaries so if Innocoll AG were deemed to be subject to German taxation, a tax exposure relating to the group’s underlying trading activities would arise to the extent that the Irish subsidiaries might be deemed to be subject to the German controlled foreign corporation rules. However, we believe that under the Agreement between Ireland and the Federal Republic of Germany for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and on Capital, dated March 30, 2011, Germany does not have a right to tax Innocoll AG’s income because it no longer maintains a permanent establishment or a permanent representative in Germany and only generates income that is attributable to Innocoll AG’s Irish permanent establishment and this income does not stem from German sources. If German tax authorities take the view that Innocoll AG still maintains a permanent establishment or a permanent representative in Germany or that for any period after January 2014 its (or its predecessor’s) principal place of management and control was still in Germany, Innocoll AG’s income, in whole or in part, could still be subject to German taxation and we will have to rely on a mutual agreement procedure under the treaty to avoid double taxation in Germany and Ireland.

Because Innocoll AG no longer maintains a permanent establishment or a permanent representative in Germany, all assets that were formerly attributable to the German permanent establishment are now attributable to the Irish permanent establishment and these assets were deemed to be sold at fair market value for German tax purposes. Any unrealized gains in these assets are therefore subject to German corporate income tax (plus solidarity surcharge thereon) and German trade tax at the time of the migration, together also called “exit tax.” Most of Innocoll AG’s assets, in particular our interests in its subsidiaries, result from the contribution-in-kind of the shares in Innocoll Holdings, Inc. to Innocoll GmbH in July 2013. At that time, no unrealized gains for German tax purposes were contained in these assets. As a result, as it relates to these assets, only unrealized gains that were accrued between the liquidation of Innocoll Holdings, Inc. in July 2013 and the migration to Ireland would be subject to German exit tax. However, even if we had unrealized gains, 95% of the unrealized gains contained in the shares in Innocoll AG’s corporate subsidiaries are generally tax-exempt in Germany, unless Innocoll AG or its predecessor are deemed to be a financial company (Finanzunternehmen) and, at the time of the liquidation of Innocoll Holdings, Inc., intended to realize a short-term trading gain with the sale of its subsidiaries’ shares, including the deemed sale of the shares due to its migration to Ireland. Whereas Innocoll AG or its predecessor did not intend to realize such a short-term trading gain, German tax authorities may assume such intention because less than one year passed between the liquidation of Innocoll Holdings, Inc. in July 2013 and the migration to Ireland in January 2014 and as a result, we would be unable to invoke the 95% exemption on any unrealized gains contained in the shares in Innocoll AG’s subsidiaries, which would negatively impact our profitability and our cash flow.

Exchange rate fluctuations may reduce the amount of U.S. dollars you receive in respect of any dividends or other distributions we may pay in the future in connection with your ADSs.

Under German law, the determination of whether we have been sufficiently profitable to pay dividends is made on the basis of our unconsolidated annual financial statements prepared under the German Commercial Code (Handelsgesetzbuch) in accordance with accounting principles generally accepted in Germany. Exchange rate fluctuations may affect the amount in U.S. dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in euro, if any. Such fluctuations could adversely affect the value of our ADSs and, in turn, the U.S. dollar proceeds that holders receive from the sale of our ADSs.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this annual report and the deposit agreement, holders of the ADSs will not be able to exercise voting rights attaching to the ordinary shares evidenced by the ADSs on an individual basis. Under the terms of the deposit agreement, holders of the ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the ordinary shares represented by the ADSs. Pursuant to the deposit agreement and in light of the fact that pursuant to German law and our articles of association, one whole ordinary share represents one vote, voting instructions can be given only in respect of a number of ADSs representing a whole number of ordinary shares. Given that one ADS represents 1/13.25 ordinary shares you need to hold at least 14 ADSs to instruct the depositary or its nominee to exercise one vote and any number of ADSs you hold which do not represent, in the aggregate, one or more whole ordinary shares will be disregarded for voting purposes. In addition, you may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

You may not receive distributions on our ordinary shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

Under the terms of the deposit agreement, the depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit the distribution of the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may be subject to limitations on the transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems doing so expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks that it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement. As a result, you may be unable to transfer your ADSs when you wish.

U.S. investors may have difficulty enforcing civil liabilities against our company or members of our supervisory and management boards and the experts named in this annual report.

The members of our supervisory and management boards and certain of the experts named in this annual report are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible, or may be very difficult, to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Germany. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in Germany will depend on the particular facts of the case as well as the laws and treaties in effect at the time. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Germany would have to be conducted in the German language, and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our supervisory and management boards and certain of the experts named in this annual report. The United States and Germany do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters, though recognition and enforcement of foreign judgments in Germany is possible in accordance with applicable German laws.

We will continue to incur significant increased costs as a result of operating as a company whose ADSs are publicly traded in the United States, and our management will continue to be required to devote substantial time to new compliance initiatives.

As a company whose ADSs commenced trading in the United States in July 2014, we will continue to incur significant legal, accounting, insurance and other expenses that we did not previously incur. In addition, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and the NASDAQ Global Market have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls. These costs will increase at the time we are no longer an emerging growth company eligible to rely on exemptions under the JOBS Act from certain disclosure and governance requirements. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our supervisory board or its committees or on our management board. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially civil litigation.

If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence in us.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls over financial reporting and disclosure controls and procedures. In particular, in the future, we will be required, under Section 404 of the Sarbanes-Oxley Act, to perform system and process evaluations and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses in our internal control over financial reporting identified by our management or our independent registered public accounting firm. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Section 404 of the Sarbanes-Oxley Act also generally requires an attestation from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of the exemption permitting us not to comply with the independent registered public accounting firm attestation requirement. At the time when we are no longer an emerging growth company, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future.

Our compliance with Section 404 will cause us to incur substantial accounting expenses and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of the ordinary shares or ADSs could decline, and we could be subject to sanctions or investigations by the NASDAQ Global Market, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

In order to satisfy our obligations as a public company, we may need to hire qualified accounting and financial personnel with appropriate public company experience.

As a newly public company, we will need to establish and maintain effective disclosure and financial controls and make changes in our corporate governance practices. We may need to hire additional accounting and financial personnel with appropriate public company experience and technical accounting knowledge, and it may be difficult to recruit and retain such personnel. Even if we are able to hire appropriate personnel, our existing operating expenses and operations will be impacted by the direct costs of their employment and the indirect consequences related to the diversion of management resources from research and development efforts.

Item 4. Information on the Company

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

The legal predecessor of our company, Innocoll Holdings, Inc., was incorporated in Delaware under the name Innocoll, Inc. in December 1997 and renamed Innocoll Holdings, Inc. in May 2004. In July 2013, we re-domiciled Innocoll Holdings, Inc. from the United States to Germany pursuant to a contribution in-kind and share-for-share exchange into the newly formed Innocoll GmbH, a German limited liability company.

Pursuant to a notarial deed entered into between the shareholders of Innocoll Holdings, Inc. and Innocoll GmbH in July 2013, the holders of ordinary shares, preferred shares and warrants to purchase ordinary shares of Innocoll Holdings contributed their shares and warrants by way of a contribution in kind to Innocoll GmbH in exchange for ordinary shares, preferred shares and options to purchase ordinary shares of Innocoll GmbH and as a result thereof, Innocoll Holdings, Inc. became Innocoll GmbH’s wholly-owned subsidiary. Innocoll Holdings, Inc. was subsequently liquidated and its assets consisting of subsidiary companies Innocoll Pharmaceuticals Ltd., Innocoll Technologies Ltd., both Irish companies, and Innocoll, Inc., a Delaware corporation, were distributed to Innocoll GmbH.

Pursuant to a notarial deed entered into on June 16, 2014, all shareholders of Innocoll GmbH agreed to amend and restate its articles of association and cancel and terminate all preference, redemption and cumulative dividend rights of the preferred shares (other than with respect to the series E shares regarding certain anti-dilution rights) in exchange for ordinary shares of Innocoll GmbH. On July 3, 2014, Innocoll GmbH transformed into a German stock corporation (Aktiengesellschaft or AG) in accordance with the provisions of the German Reorganization Act (Umwandlungsgesetz), and all shares of Innocoll GmbH became ordinary shares of Innocoll AG. Innocoll AG is registered in the commercial register of Regensburg, Germany under the number HRB 14298.

On July 30, 2014, we sold 6,500,000 ADSs representing 490,567 ordinary shares in our initial public offering at a price of $9.00 per ADS, thereby raising $54.4 million after deducting underwriting discounts and commissions. On August 20, 2014, the underwriters in our initial public offering partially exercised their overallotment option to purchase an additional 186,984 ADSs, representing 14,112 Ordinary Shares, at a public offering price of $9.00 per ADS. The sale of the overallotment option by our ADSs occurred on September 12, 2014, at which we raised additional net proceeds of approximately $1.57 million, after deducting underwriting discounts and commissions. The ADSs we sold in the initial public offering represented new shares issued in a capital increase resolved by our shareholders for the purposes of the initial public offering on July 18, 2014.

We are managed and controlled in Ireland and became an Irish tax resident as of January 1, 2014. Our principal executive offices are located at Unit 9, Block D, Monksland Business Park, Monksland, Athlone, Ireland, and our telephone number is +353 (0) 90 648 6834. Our website address is www.innocollinc.com. Information contained on our website is not incorporated by reference into this annual report, and you should not consider information contained on our website to be part of this annual report or in deciding whether to purchase our ADSs. Our agent for service of process in the United States is Anthony Zook, Cottage 9, 3813 West Chester Pike,

Newtown Square, PA 19073.XaraColl®, Cogenzia®, CollaGUARD®, our localized drug delivery technologies trademarked as CollaRx®, CollaFilm®, CollaPress™ and LiquiColl™, the Innocoll logo and other trademarks or service marks of Innocoll appearing in this annual report are our property. This annual report contains additional trade names, trademarks and service marks of other companies.

Principal Capital Expenditure

Our capital expenditures amounted to €0.9 million, €0.4 million and €0.5 million for the years ended December 31, 2014, 2013 and 2012, respectively. In 2014, our main capital expenditure was for the extension of the cleanroom located in Saal, Germany for approximately €0.5 million.

Recent Developments

B.	BUSINESS OVERVIEW

Overview

We are a global, commercial stage, specialty pharmaceutical company, with late-stage development programs targeting areas of significant unmet medical need. Our lead product candidates are XaraColl® for the treatment of post-operative pain and Cogenzia® for the treatment of diabetic foot infections, or DFIs. We initiated Phase 3 efficacy trials for Cogenzia in both the United States and Europe in the first quarter of 2015. We recently completed enrollment of patients into our pivotal pharmacokinetic study for XaraColl and plan to initiate the Phase 3 efficacy trials in the third quarter of 2015, once we obtain feedback from the FDA on the results of the pharmacokinetic study, which we anticipate will be available in the first quarter of 2015. We expect that data from those Phase 3 efficacy trials for XaraColl will be available in early 2016 and for Cogenzia in the middle of 2016. We initiated a pivotal pharmacokinetic study for XaraColl in the third quarter of 2014 which we anticipate will generate data in the first quarter of 2015. CollaGUARD, which prevents post-surgical adhesions, has been approved in 48 countries in Europe, Asia, the Middle East and Latin America and we will commence the pivotal trial required for approval in the United States in 2016. In 2014, we generated €4.5 million of sales from four marketed products: (i) CollaGUARD, which utilizes our CollaFilm® technology, a transparent, bioresorbable collagen film for the prevention of post-operative adhesions in multiple surgical applications, including digestive, colorectal, gynecological and urological surgeries; (ii) Collatamp Gentamicin Surgical Implant, or CollatampG, which utilizes our CollaRx® sponge technology indicated for the treatment or prevention of post-operative infection; (iii) Septocoll®, a bioresorbable, dual-action collagen sponge, indicated for the treatment or prevention of post-operative infection, which we manufacture and supply to Biomet Orthopedics Switzerland GmbH, or Biomet; and (iv) RegenePro, a bioresorbable collagen sponge for dental applications which we manufacture and supply to Biomet 3i. We utilize our proprietary collagen-based technology platform to develop our biodegradable and bioresorbable products and product candidates. We manufacture our products in our own commercial scale facility. We have strategic partnerships in place with large international healthcare companies, such as Takeda, Jazz Pharmaceuticals and Biomet, which market certain of our approved products in Asia, Australia, Canada, Europe, Latin America, the Middle East, and the United States. Our corporate headquarters are located in Athlone, Ireland.

Our first lead product candidate, XaraColl, is an implantable, bioresorbable collagen sponge that we designed to provide sustained post-operative pain relief through controlled delivery of bupivacaine at the surgical site. The worldwide post-operative pain market was estimated to be $5.9 billion in 2010. The current standard of care for the treatment of post-operative pain relies heavily on the use of opioids supplemented by other classes of pain medications, the combination of which is known as multi-modal pain therapy. However, 75% of patients receiving standard treatments still report inadequate post-operative pain relief and 79% of patients report adverse events from these medications. Opioid-related adverse events, such as nausea, constipation and respiratory depression, which are potentially severe, may require additional medications or treatments and prolong a patient’s hospital stay, thereby increasing overall treatment costs significantly. Additionally, opioids are highly addictive and induce drug resistance and tolerance. Given the negative side effects and costs associated with opioid use in particular, there is increasing focus from hospitals, payors and regulators on treatments that reduce opioid use in the treatment of post-operative pain. We believe XaraColl addresses these concerns and is well positioned to become a cornerstone component of effective multi-modal treatment of post-operative pain.

XaraColl has been studied in one Phase 1 and four completed Phase 2 clinical trials enrolling approximately 184 patients, including 103 patients in two Phase 2 trials in hernia repair at doses of 100 mg and 200 mg of bupivacaine. Results from both trials demonstrated that XaraColl reduces both pain intensity and opioid consumption with the 200 mg dose resulting in an overall greater combined effect at 48 hours. XaraColl-treated patients in the 100 mg dose trial experienced significantly less pain through 24 hours (44% reduction; p = 0.001), 48 hours (37% reduction; p = 0.012) and 72 hours (34% reduction; p = 0.030). In our subsequent 200 mg dose trial, XaraColl demonstrated a statistically significant reduction in opioid consumption through 24 and 48 hours (44% reduction at 24 hours, p = 0.004, and 36% reduction at 48 hours, p = 0.042), and demonstrated a statistical trend in reduction in pain intensity through 24 hours (p = 0.080). When we apply the Silverman method, a validated statistical analysis that integrates the patient’s pain intensity with opioid consumption, to these results, the 100 mg dose trial demonstrated a statistically significant reduction at 24 hours (p = 0.013) and the 200 mg dose trial demonstrated a statistically significant reduction at both 24 and 48 hours (p = 0.005 and p = 0.039, respectively) as well as a statistical trend through 72 hours (p = 0.07). These results are indicative of a clear dose-related response. The primary endpoint in our two planned Phase 3 trials will use this integrated Silverman method assessment of pain and opioid consumption, as agreed to with the FDA in our end-of-Phase 2 meeting. We initiated a Phase 3 pivotal pharmacokinetic study during the third quarter of 2014 in which we are testing both a 200mg and a 300mg dose versus standard bupivacaine infiltration. Recruitment of patients for this study has been completed and we expect data to be available in the first quarter of 2015. Initially we planned to run two Phase 3 efficacy studies sequentially with the first study comparing both a 200mg and a 300mg dose versus placebo and the second study testing one of those doses versus a placebo. However, assuming there are no safety signals from the pharmacokinetic study, we plan to run both studies in parallel, focusing only on the 300mg dose. Based on our Phase 2 data, which demonstrated a strong dose response from 100mg to 200mg doses, and if a further dose response is observed in Phase 3, we believe statistical significance using the integrated endpoint of opioid consumption and pain scores may be achieved at 72 hours for the 300 mg dose. This outcome may lead to an indication for XaraColl that may include both effective pain relief and a reduction in opioid consumption through 72 hours, resulting in a competitive advantage over currently available treatments. We plan to approach the FDA to gain its approval to the change in our study protocol and, subject to this approval, plan to commence testing XaraColl in the third quarter of 2015, with pivotal data anticipated in early 2016. We expect to file an NDA for XaraColl in 2016.

Our second lead product candidate, Cogenzia, is a topically applied, bioresorbable collagen sponge for the treatment of DFIs. Cogenzia is designed to release a high dose of gentamicin directly at the site of DFIs. There is a significant unmet medical need for more effective treatments of DFIs. Patients suffering from DFIs face a high rate of treatment failure, leading to hospitalization, and potentially limb amputation, which has a five-year mortality rate as high as 80%. Of the approximately 26.6 million patients globally who suffered a diabetic foot ulcer in 2013, 58%, or approximately 15.5 million, developed a DFI. DFIs are currently treated with systemic antibiotic therapy. However, peripheral vascular disease, or PVD, a frequent comorbidity of diabetes, leads to reduced blood flow to the extremities thereby rendering systemic antibiotic therapy less effective in this patient population. Published data demonstrates that systemic antibiotics have a treatment failure rate of approximately 30% to 50%. Patients with a DFI face hospitalization risk that is more than 55 times higher and risk of amputation more than 150 times higher than diabetic patients with uninfected foot ulcers. The direct cost of an amputation associated with the diabetic foot is estimated to be between $30,000 and $60,000. In addition, major amputation is associated with mortality rates as high as 40% within one year and 80% within five years. We believe Cogenzia, when used in combination with standard systemic antibiotic therapy, addresses this significant unmet need and will provide substantially higher infection cure rates than obtained from systemic therapy alone. Cogenzia acts by delivering a high dose of gentamicin directly to the wound site at a concentration that achieves broad eradication of both Gram positive and Gram negative bacteria, including methicillin-resistant Staphylococcus aureus, or MRSA, all of which may be present in DFIs. Delivering gentamicin topically avoids the toxicity side effects associated with systemic dosing and enables the drug to be used in higher concentrations, thus, maximizing its effectiveness across a broader range of bacteria.

Cogenzia has been studied in a multicenter, randomized, placebo-controlled Phase 2 trial involving 56 patients with moderately infected DFIs. Cogenzia, administered in conjunction with systemic antibiotic therapy, achieved a 100% clinical cure rate compared to 70% cure rate for patients who received systemic antibiotic therapy alone, which was a statistically significant difference (p < 0.025). In addition, Cogenzia achieved baseline pathogen eradication of 100% of all microbes present at the wound site for all patients treated and a reduced time to pathogen eradication (both statistically significant: p < 0.038, and p ≤ 0.001, respectively) when compared to systemic therapy alone. This is a critically important outcome, as these results provide practitioners with a comfort level that treatment with Cogenzia results in wounds that not only appear to be free of infection, but actually have achieved complete eradication of the pathogens. Treatment with systemic antibiotic therapy alone frequently results in wounds that appear to have achieved a clinical cure of infection, but still carry residual pathogens, often leading to rapid reinfection. Since a diabetic foot ulcer cannot heal in the presence of pathogens, treatment with Cogenzia has the potential to provide practitioners with a more effective wound healing platform. We have confirmed the regulatory path for Cogenzia with the FDA under an SPA, which we re-affirmed in the fourth quarter of 2014. Our protocols for these trials have also been accepted by the European Medicines Agency, or EMA, under the Scientific Advice procedure. We initiated these trials in the first quarter of 2015 with pivotal data expected in the middle of 2016. We expect to file an NDA in 2016 and we will also seek approval from the EMA for Cogenzia at that time. We also intend to seek designation of Cogenzia as a Qualifying Infectious Disease Product, or QIDP. This designation is a key provision of the Generating Antibiotic Incentives Now Act, or GAIN Act, approved by Congress in 2012 to increase the incentives for drug manufacturers to produce new antibiotics for serious and hard-to-treat bacterial and fungal infections. Given the limitations of current treatments for DFIs, we believe Cogenzia qualifies for the designation. QIDP designation for a drug adds an additional five years of market exclusivity, which means that the company that brings the drug into commerical use is protected from generic competitors for that period. For Cogenzia, that would mean eight years of data exclusivity in the United States. QIDP designation also provides access to priority review of marketing applications and eligibility for Fast Track designation by the FDA. In addition, we plan to further expand the market opportunity for Cogenzia by conducting additional Phase 2 trials for the prevention of DFIs as well as for the treatment of infected, or at risk of infection, wounds such as venous ulcers, burns and bed sores, among others. Expansion of the market opportunity for Cogenzia into the prevention of DFIs would widen the potential use of the product to cover the entire diabetic foot ulcer patient population.

We maintain full rights to Cogenzia in the United States and Europe and, upon obtaining marketing approval, intend to commercialize the product in the United States, and potentially in Europe, using our own specialized sales and marketing organization focused on high volume wound treatment centers and podiatrists. Cogenzia has been approved recently in Argentina, Australia, Canada, Jordan, Mexico, Russia and Saudi Arabia and we expect approvals in additional countries, over the next 12 months. We plan to enter into partnerships to market and distribute Cogenzia in countries where we do not intend to establish our own sales force. We have filed five patent applications for Cogenzia in Australia, Canada, Europe, Japan and the United States, all of which are currently in the examination phase. If and when our patents are issued, we expect patent protection for Cogenzia in the United States and Europe to expire at the earliest in 2031.

CollaGUARD is our transparent, bioresorbable collagen film for the prevention of post-operative adhesions in multiple surgical applications, including digestive, colorectal, gynecological and urological surgeries. The global market for anti-adhesion products was estimated at approximately $1.7 billion in 2012, and is projected to grow to $2.8 billion by 2018. We believe that CollaGUARD’s unique combination of features for optimal handling, ease-of-use, hemostatic properties and anti-adhesion performance sets it apart from its competitors. Unlike other competitive products, CollaGUARD can be used in both open and laparoscopic procedures. CollaGUARD is highly robust and can withstand suturing or stapling if required during a procedure and is fully biodegradable and is designed to be safely and completely resorbed over approximately three to five weeks post implantation. CollaGUARD is also transparent which allows for constant visibility of the surgical field. In addition, CollaGUARD is highly stable at room temperature and has a four-year shelf life.

CollaGUARD is regulated as a Class III device in the United States and we expect it will require a single pivotal clinical trial for PMA by the FDA. In the fourth quarter of 2014 we commenced a pilot efficacy study for CollaGUARD, run in the Netherlands, in patients undergoing intrauterine adhesiolysis via operative hysteroscopy. In the first quarter of 2015, we initiated a second pilot study in patients undergoing gynecological lapascopic adhesiolysis. We anticipate that data from these pilot studies will help us to finalize the design of the U.S. pivotal study protocol. We plan to hold a pre-submission meeting with the FDA to agree on the clinical plan for the pivotal trial required for approval in the United States. CollaGUARD has already been approved in 48 countries in Asia, Europe, Latin America and the Middle East and we are preparing for a launch of the product in many of these territories through our established distribution partners, such as Takeda, which launched and distributed CollaGUARD in Russia in 2014 and received approval in the first quarter of 2015 for the product in Belarus and Kazakhstan. We submitted a family of patent applications aimed at protecting CollaGUARD on an international basis, including the United States, which are currently in the examination phase. If issued, these patents are expected to expire at the earliest in 2033 in the United States.

All of our products and product candidates are based on our proprietary collagen-based technology platform, which includes CollaRx®, a lyophilized sponge which is the basis of our XaraColl and Cogenzia products, and CollaFilm®, a film cast membrane which is the basis of CollaGUARD. We utilize highly purified, biocompatible, biodegradable and fully bioresorbable type-1 bovine and equine collagen. Type 1 collagen is the primary fibril-forming collagen in bone, dermis, tendons and ligaments and is the most abundant protein in the human body. Our collagen plays an integral role in the repair and replacement of both soft and hard tissue by providing an extracellular scaffold, stimulating certain growth factors and promoting tissue healing. Our proprietary processes and technologies also enable us to finely control the texture, consistency, drug elution dynamics, resorption time and other physical characteristics of the finished product. These characteristics provide us with the ability to tailor our products characteristics to best meet the specific unmet medical need and provide clinically meaningful advantages over competing products. Our technologies have been fully scaled up and in some cases commercialized and our manufacturing processes are well controlled and cost efficient. Our products are manufactured in our own commercial scale facility.

Our Products

Our current late-stage product candidate pipeline is summarized in the table below:

XaraColl

XaraColl is an implantable, bioresorbable collagen sponge designed to provide sustained post-operative pain relief through the controlled local delivery of bupivacaine at the surgical site, thereby reducing the need for systemic opioids in the treatment of post-operative pain. Bupivacaine is a local anesthetic that blocks propagation of nerve signals via sodium channel antagonism. We designed XaraColl to:

•	provide an initial rapid burst of bupivacaine followed by slower, sustained release that delivers effective analgesia over a 48 to 72 hour period, the crucial timeframe that impacts a patient’s quality and duration of recovery;
•	provide safe and effective pain relief as part of a multi-modal therapy;
•	reduce opioid use and related adverse events;
•	target both the incisional and deep visceral pain components associated with moderate and major surgery;
•	reduce patient costs, including those associated with length of hospital stay;
•	be used in both open and laparoscopic surgery; and
•	be easily positioned at different layers within the surgical wound.

We initiated a Phase 3 pivotal pharmacokinetic study during the third quarter of 2014 and expect to commence Phase 3 efficacy trials for XaraColl in the third quarter of 2015, with pivotal data expected in early 2016. We are planning to enter into distribution and marketing arrangements with one or more partners to distribute XaraColl in Europe and worldwide.

XaraColl was developed using our proven and commercialized collagen sponge matrix technology, CollaRx. XaraColl is an intraoperative implant that is fully bioresorbable and delivers the local anesthetic, bupivacaine, directly to the surgical site. We designed XaraColl to provide post-operative analgesia for up to 72 hours after surgery, which is considered the crucial timeframe that impacts a patient’s quality and duration of recovery. By placing XaraColl directly in contact with the traumatized tissue surfaces, surgeons can sustain an effective drug concentration at both the visceral and incisional sites of surgical wound pain.

Post-operative Pain Market Overview

There are approximately 46 million inpatient and 53 million outpatient surgeries performed in the United States each year. The worldwide post-operative pain market was estimated to be $5.9 billion in 2010. Traditionally, the standard of care for the treatment of post-operative pain relied heavily on the use of opioids supplemented by other classes of pain medications and delivery mechanisms, including non-steroidal anti-inflammatory drugs, or NSAIDs, acetaminophen and wound infiltration with local anesthetics, the combination of which is known as multi-modal pain therapy. However, 75% of patients receiving standard treatments still report inadequate post-operative pain relief and 79% of patients report adverse events from these medications. Unrelieved acute pain can lead to longer post-operative recovery time, delayed ambulation, higher incidence of surgery related complications, increased intensive care unit and hospital length of stays, hospital readmission, progression from acute to chronic pain and reduced levels of daily functioning. The table below summarizes the properties of various options available for the treatment of post-operative pain.

Properties of Post-operative Pain Management

Treatment	Administration	Duration of Action	Reported Adverse Events
Opioids	Constant infusion / Multiple administrations	4-6 hours	Sedation, dizziness, nausea, vomiting, constipation, physical dependence, tolerance and respiratory depression
PCA and Elastomeric Bag Systems	Constant infusion / Multiple administrations	Dependent on device settings and duration of use	May introduce catheter-related issues such as infection
NSAIDs	Constant infusion / Multiple administrations	4-6 hours	Increased risk of bleeding and gastrointestinal and renal complications
Acetaminophen	Constant infusion / Multiple administrations	6-8 hours	Liver toxicity
Local Anesthetics	Single	≤8 hours	Mild
Injectable Suspensions	Single	Up to 24 hours (per label)	Mild
XaraColl	Single	Up to 48-72 hours	Mild

•	Opioids. Opioids, such as morphine, are the mainstay of post-operative pain management, but are associated with a variety of unwanted and potentially severe side effects, leading healthcare practitioners to seek opioid-sparing strategies for their patients. Opioid side effects include sedation, nausea, vomiting, urinary retention, headache, itching, constipation, cognitive impairment, respiratory depression and death. Most importantly, opioids are highly addictive and induce drug resistance and tolerance. These side effects may require additional medications or treatments and prolong a patient’s stay in the post-anesthesia care unit and the hospital or ambulatory surgery center, thereby increasing overall treatment costs significantly.

•	PCA and Elastomeric Bag Systems. Opioids are often administered intravenously through patient-controlled analgesia, or PCA, systems in the immediate post-operative period. PCA post-operative pain management for three days can cost up to $500, excluding the costs of treating opioid complications. In an attempt to reduce opioid consumption, many hospitals employ elastomeric bag systems designed to deliver bupivacaine to the surgical area through a catheter over a period of time. This effectively extends the duration of bupivacaine in the post-operative site, but has significant shortcomings. PCA systems and elastomeric bag systems are clumsy and difficult to use, which may delay patient ambulation and introduce catheter-related issues, including infection. In addition, PCA systems and elastomeric bags require significant additional hospital resources to implement and monitor.
•	NSAIDs. NSAIDs are considered to be useful alternatives to opioids for acute pain relief because they do not produce respiratory depression or constipation. Despite these advantages, the use of injectable NSAIDs, such as ketorolac and ibuprofen, is severely limited in the post-operative period because they increase the risk of bleeding and gastrointestinal and renal complications.
•	Acetaminophen. Oral and suppository formulations of acetaminophen have long been used to manage pain, including pain in a post-operative setting. Recently, the FDA approved an IV formulation of acetaminophen, Ofirmev, for the management of post-operative pain to avoid the slow onset of the analgesic effects after oral delivery. Acetaminophen is considered not only a viable alternative to NSAIDs, but also can be combined with NSAIDs for an additive effect. However, in any formulation, acetaminophen increases the risk of liver damage or failure which limits the ability to administer it at high dosages or over an extended period of time.
•	Local Anesthetics. Treatment of post-operative pain typically begins at the end of surgery, with local anesthetics, such as bupivacaine, administered by local infiltration. Though this infiltration provides a base platform for the treatment of post-operative pain for the patient, efficacy of conventional bupivacaine and other available local anesthetics is limited, lasting approximately eight hours or less. As local infiltration is not practical after the surgery is complete, and as surgical pain is greatest in the first few days after surgery, additional therapeutics are required to manage post-operative pain.
•	Injectable Suspensions. Exparel®, a liposomal injection of bupivacaine, indicated for administration in the surgical site to produce post-operative analgesia, was commercially launched in the United States in 2012. Exparel has demonstrated significant reduction in pain intensity up to 24 hours post surgery. However, between 24 and 72 hours after administration, as per its label, Exparel showed minimal to no difference on mean pain intensity when compared to placebo. Exparel has a reported shelf life of 30 days at room temperature and must be stored under refrigerated conditions.
•	XaraColl’s Approach. Given the negative side effects and the costs associated with opioid use in particular, there is an increasing focus from hospitals, payors and regulators on treatments that reduce opioid use for the treatment of post-operative pain. We believe that XaraColl, in combination with NSAIDs, acetaminophen and/or local anesthetics, has the potential to become a cornerstone in the treatment of post-operative pain, focusing on opioid reduction or elimination.

XaraColl Clinical Data

XaraColl has been studied in one Phase 1 and four completed Phase 2 clinical trials enrolling 184 patients, including 103 patients in two Phase 2 trials in hernia repair at doses of 100 mg and 200 mg of bupivacaine. Results from both trials demonstrated that XaraColl reduces both pain intensity and opioid consumption with the 200 mg dose resulting in an overall greater combined effect at 48 hours.

Phase 2 Clinical Trials in Open Hernia Repair

We conducted two independent, multicenter, double-blind, placebo-controlled trials to evaluate the efficacy and safety of XaraColl in men undergoing unilateral inguinal hernia repair by open laparotomy. Our primary efficacy endpoints in the trials were (i) SPI and (ii) the total consumption of opioid analgesia, or TOpA (mg of IV morphine equivalent), each analyzed at 24, 48 and 72 hours after surgery, respectively.

In the first trial, we randomized 53 patients to receive either two XaraColl 50 mg sponges for a total dosage of 100 mg bupivacaine (24 patients) or two placebo sponges (29 patients). In all cases, one sponge was placed beneath the hernia repair mesh and the second placed below the laparotomy incision. During patient recovery, immediate post-operative pain was treated with intravenous morphine at incremental doses of 1 to 2 mg, as needed to achieve pain control. Once patients could tolerate oral medication, they were provided with opioid tablets as rescue analgesia and instructed to take only if necessary for breakthrough pain. Patients assessed their post-operative pain intensity after aggravated movement (cough) on a 0 to 100 mm visual analogue scale at regular intervals through 72 hours. Their use of supplementary opioid medication was also recorded. Safety was assessed through 30 days. XaraColl-treated patients in this first trial reported significantly less pain through 24 hours (44% reduction; p = 0.001), 48 hours (37% reduction; p = 0.012) and 72 hours (34% reduction; p = 0.030). They also took less opioid medication through each time point (25%, 16% and 17% reduction, respectively), although these reductions were not statistically significant (p = 0.123, 0.359, and 0.396, respectively).

Based on the safety and efficacy results we observed at the 100 mg dose, we conducted a second multicenter, double-blind, placebo-controlled hernia repair trial, implanting two XaraColl 100 mg sponges for a total dosage of 200 mg. We enrolled 50 patients, 25 randomized to each group, and performed the same efficacy analyses as the first trial. In this second trial, XaraColl-treated patients took significantly less opioid medication through 24 hours (44% reduction; p = 0.004) and 48 hours (36% reduction; p = 0.042), with a trend towards statistical significance at 72 hours (31% reduction; p = 0.094). Of the patients that received XaraColl, 16% did not require any opioid rescue analgesia, compared to 0% in the control group. Although XaraColl-treated patients in the 200 mg also reported less pain (22%, 18%, and 19% reduction through 24, 48, and 72 hours, respectively) these results were not statistically significant. These results are in contrast to the pain intensity results achieved in the 100 mg trial where statistical significance was demonstrated for this parameter.

The scientific literature reveals two main approaches for assessing the efficacy of post-operative analgesics. Published methods generally are based either on the patient’s need for supplementary analgesia to control their pain adequately, or on the patient’s self-reporting of pain using a validated assessment tool, such as a complete visual analog scale or numeric rating scale. However, both types of approaches have well characterized limitations. Patients in pain trials must be permitted access to supplementary analgesia, which are frequently delivered through PCA systems. PCA systems allow the patient virtually immediate access to rescue therapy which in turn may reduce the patient’s pain scores regardless of whether the patient initially received the investigative drug or whether the investigative drug is effective, thereby, potentially complicating the results. In addition, concerns about toxicity, fear of addiction or over-sensitivity to side effects also cause some patients to choose to suffer more pain rather than take adequate doses of post-operative analgesia (particularly opioids), whereas others will choose to dose more liberally. Recognizing these limitations, a group of highly regarded researchers developed an integrated outcome variable that takes both pain intensity and use of supplementary (or “rescue”) analgesia into account to serve as an endpoint for assessing efficacy, known as the Silverman method. They developed a single, integrated endpoint, validated in pain studies, that integrates and weights the patient’s pain score and use of rescue analgesia equally. By integrating both types of traditional endpoints in this manner, the results can take into account a patient’s choice to suffer more pain or take higher dosages of rescue analgesia.

Patients who received XaraColl in the 200 mg trial demonstrated a statistically significant reduction in opioid consumption while those in the 100 mg trial did not. In contrast, patients who received XaraColl in the 100 mg trial demonstrated a statistically significant reduction in pain scores through 72 hours while those in the 200 mg trial did not. We believe that such seemingly conflicting results are a relatively common feature of pain trials due to the highly subjective nature of pain and the other factors discussed above. Thus, we believe that by applying the Silverman method and integrating both pain intensity and opioid consumption into a single endpoint rather than assessing a single parameter alone, we can generate a more meaningful interpretation of trial results. Following our end-of-Phase 2 meeting, the FDA agreed to permit us to pursue such integrated end point in our Phase 3 trial.

Based on this integrated endpoint, a statistically significant treatment effect was achieved for the 100 mg dose through 24 hours (p = 0.013) and 48 hours for the 200 mg dose (p = 0.039). In addition, a statistical trend (p = 0.078) was demonstrated over the full 72 hours for the 200 mg dose. The integrated endpoint, assessing both pain intensity and opioid consumption, demonstrates a clear dose response in both of our hernia repair trials. In the 100 mg dose trial, the duration of statistically significant post-operative analgesia was extended through 24 hours while in the higher 200 mg dose trial, it was demonstrated through 48 hours. We believe these results demonstrate the incremental effectiveness of XaraColl as the dosage was raised from 100 mg to 200 mg. Additional evidence of this dose response was observed in the increased number of patients who did not require any opioid medication and in the reduced number of opioid related side effects in the 200 mg dose trial compared to the 100 mg dose trial.

We intend to use this integrated endpoint in our Phase 3 trials, in which we will test XaraColl in hernia repair. Our original plan was to run two efficacy studies sequentially with the first study comparing both a 200 mg and a 300 mg dose versus placebo and the second study testing one of those doses versus a placebo. However, assuming there are no safety signals from our ongoing pivotal pharmacokinetic study, we believe there is a possibility that we can shorten the overall project timeline by running both studies in parallel, focusing only on the 300 mg dose. Based on our Phase 2 data, which demonstrated a strong dose response from 100 mg to 200 mg doses, and if a further dose response is observed in Phase 3, we believe statistical significance may be achieved at 72 hours for the 300 mg dose. This outcome may lead to an indication for XaraColl that may include both effective pain relief and a reduction in opioid consumption through 72 hours. In addition, we believe that the 300 mg dose could lead to a further increase in the number of patients not requiring opioid medication to manage their post-operative pain and a more pronounced overall reduction in side effects. Such results, we believe, could result in a compelling competitive positioning of XaraColl as a cornerstone component of effective treatment for post-operative pain.

Results from the efficacy analyses, including the integrated endpoint, are presented in the table below. p-values of less than or equal to 0.05, representing a less than a 5% probability that the observed difference occurred by chance alone, were considered statistically significant and p-values larger than 0.05, but less than or equal to 0.10, were considered a statistical trend.

Efficacy of XaraColl in Open Hernia Repair
Observed Treatment Effect vs. Placebo Control

Summed Pain Intensity (SPI)

	100 mg trial (n = 53)		200 mg trial (n = 50)
Efficacy Endpoint	Mean reduction	p-value	Mean reduction	p-value
24 hours	44%	0.001*	22%	0.080**
48 hours	37%	0.012*	18%	0.178
72 hours	34%	0.030*	19%	0.184

Total Use of Opioid Analgesia (TOpA)

	100 mg trial (n = 53)		200 mg trial (n = 50)
Efficacy Endpoint	Mean reduction	p-value	Mean reduction	p-value
24 hours	25%	0.123	44%	0.004*
48 hours	16%	0.359	36%	0.042*
72 hours	17%	0.396	31%	0.094**

Integrated Endpoint: Summed Pain Intensity and Total Use of Opioid Analgesia(1) (I-SPI-TOpA)

	100 mg trial (n = 53)	200 mg trial (n = 50)
Efficacy Endpoint	p-value	p-value
24 hours	0.013*	0.005*
48 hours	0.097**	0.136
72 hours	0.039*	0.078**

(1)based on Silverman method

*statistically significant

**statistical trend

Patients experiencing an opioid-related adverse event in the United States had a 55% longer hospital stay than those without such events, a 47% higher hospitalization cost, a 36% increased risk of 30-day readmission and a 3.4 times greater risk of in-patient mortality in 2013. We also observed that at the higher 200 mg dose, 16% (4/25) of patients did not require any opioid rescue analgesia throughout the 72 hours, compared to 0% in the corresponding placebo control group. Accompanying the significantly reduced use of rescue analgesia, we also observed a 52% reduction in the number of patients who reported any adverse event commonly associated with consumption of opioids. In addition, there was an increase of 102% in time until patients first used rescue medication following discharge from the post-anesthesia care unit. Furthermore, we found that nausea events reported by XaraColl-treated patients were generally less severe and of shorter duration, while more patients in the control group received antiemetic medication for nausea. We believe that increasing the dosage of XaraColl from 200 mg to 300 mg in Phase 3, may result in a higher number of patients avoiding taking opioid medication than was observed in Phase 2 as well as a further reduction in opioid-related adverse events.

In both trials, XaraColl was generally considered safe and well tolerated. Most adverse events reported by patients were considered mild and none were considered related to XaraColl. The most commonly reported adverse events included headache, rash and gastrointestinal effects such as nausea and constipation.

Phase 2 Clinical Trial in Open Gynecological Surgery

In 2008, for the purpose of comparing the clinical performance of XaraColl with the then-leading, commercially-available product, we designed and conducted a randomized, multicenter trial to compare the efficacy of XaraColl with ON-Q. Prior studies had reported reduced use of opioid analgesia in patients fitted with ON-Q. However, the device is expensive, requires subsequent removal of the indwelling catheter by nursing/hospital staff and is relatively cumbersome.

In our trial, we randomized 27 women undergoing total abdominal hysterectomy or similar open gynecological surgery to receive either three XaraColl 50 mg implants (150 mg total dose divided between the vaginal vault, the peritoneal incision, and along the rectal sheath), or ON-Q (900 mg bupivacaine continuously perfused post-operatively over 72 hours). Following surgery, patients had access to intravenous morphine via a PCA pump as rescue analgesia for the first 24 hours and to oral opioid medication thereafter. Cumulative use of opioid analgesia was compared across treatment groups through 24, 48, 72, and 96 hours after surgery, as described in the table below.

Performance of Three XaraColl 50mg Implants (150 mg) vs. ON-Q Painbuster
900 mg Continuous Perfusion

	Mean Total Use of Opioid Analgesia (TOpA; mg IV morphine equivalent)
Time Post-operative	On-Q 900 mg (n=13)	XaraColl 150 mg (n=14)	Mean reduction	p-value
24 hours	67.0	46.9	30%	0.067*
48 hours	74.9	55.4	26%	0.100*
72 hours	85.4	62.0	27%	0.089*
96 hours	90.8	67.9	25%	0.129

*statistical trend

Despite delivering only one-sixth (17%) of the total ON-Q bupivacaine dosage, we demonstrated that XaraColl was potentially more effective in providing post-operative analgesia than continuous bupivacaine infusion over 72 hours, with statistical trends towards reduced opioid consumption in favor of XaraColl through 24, 48 and 72 hours. We believe that by implanting XaraColl at different depths within the surgical wound, we may target delivery of anesthetic to the major sites of surgical trauma more efficiently than is possible with continuous infusion via an indwelling catheter.

Phase 1 Trials

We conducted an open-label, single site, Phase 1 pharmacokinetic and safety trial in 12 women undergoing total abdominal hysterectomy for a non-cancerous condition. Pharmacokinetic trials study the interactions of a drug and the body in terms of its absorption, distribution, metabolism and excretion. Three XaraColl 50 mg sponges (150 mg total dose) were implanted; the first over the vaginal vault, the second along the line of peritoneal closure, and the third along the line of rectal sheath closure. Serum samples were obtained through 96 hours for pharmacokinetic analysis and safety was assessed through 30 days. Patients were maintained on a non-opioid oral analgesic regimen according to institutional standards through 96 hours and also given access to intravenous morphine via PCA during the first 24 hours. Pain intensity was assessed at regular intervals using a 100 mm visual analog scale. XaraColl exhibited a biphasic and sustained release pharmacokinetic profile with an early peak typically observed within the first 2 hours followed by a second, generally higher peak up to 24 hours later. The individual maximum serum concentrations ranged from 0.14 to 0.44 μg/ml (mean 0.22 μg/ml), which are well below the accepted neuro- and cardio-toxicity thresholds for bupivacaine. Patient use of PCA morphine for breakthrough pain compared favorably with institutional experience and pain scores were generally low. XaraColl was considered safe and well tolerated at a dose of 150 mg.

Phase 3 Development and Registration Trials

We initiated a Phase 3 pivotal pharmacokinetic study during the third quarter of 2014 in which we are testing both a 200mg and a 300mg dose versus standard bupivacaine infiltration. Recruitment of patients into this study has been fully completed and we expect data to be available in early 2015. Assuming there are no safety signals from the pharmacokinetic study we plan to conduct two concurrent, replicate Phase 3 efficacy trials, each with 240 patients undergoing open hernia repair. Both studies will be double-blind safety and efficacy trials versus placebo control, testing XaraColl at a 300 mg dose. We plan to approach the FDA to gain its approval to the change in our study protocol and, subject to this approval, plan to commence testing XaraColl in the 300 mg dose in the third quarter of 2015, with pivotal data anticipated in early 2016. In planning our proposed approach for Phase 3, we carefully considered our Phase 2 data to develop a risk-minimized strategy that could also yield possible labeling advantages over competing products. We decided to conduct our Phase 3 trials exclusively in patients undergoing open hernia repair, where XaraColl has already demonstrated statistically significant efficacy in Phase 2 at a dose of 200 mg. We believe that, given the dose response observed in Phase 2, testing a higher dose of 300 mg could lead to further reduction in pain intensity and opioid consumption as well as extension of the duration of effective post-operative analgesia. In Phase 2, we observed that by increasing the dose from 100 mg to 200 mg, the duration of effective post-operative analgesia was extended from 24 hours to 48 hours. If a similar dosage response is observed in Phase 3, it is possible that a XaraColl dose of 300 mg could lead to effective post-operative analgesia being obtained through 72 hours post-surgery. Given our demonstrated safety profile, we expect that upon successful completion of the Phase 3 trials submission of an NDA, and

FDA approval (subject to such limitations the FDA may place on indication), we will be able to market XaraColl in the United States for broad post-operative analgesia, with specific dosage instructions for hernia repair. Based on the results of our Phase 2 trials in open hernia repair, we proposed, and the FDA agreed to, an integrated primary endpoint that assesses both pain scores and use of opioid analgesia as a single parameter based on the Silverman method. We believe that this integrated endpoint will reduce the risk of failing to meet individual endpoints based either on pain scores or opioid use alone. Both our Phase 2 open hernia repair trials demonstrated both a strong dosage response and a statistically significant treatment effect using this integrated endpoint, despite the sample sizes being substantially smaller and at a 50% lower dosage than we plan to test in the first Phase 3 trial. In addition, we will seek to have this integrated endpoint support opioid reduction as a component of the product’s efficacy within the approved label, if the FDA approves such label, and it may not do so, there may be potential for providing a competitive advantage over products without such label. Given the increase in hospital stays and overall cost associated with opioid related adverse events, we believe that being able to promote the product to reduce these adverse events could further differentiate XaraColl from other products in this space.

The FDA also confirmed that we could generate the necessary pivotal pharmacokinetic data compared to a bupivacaine wound infiltration in a separate, single-blind trial to be conducted prior to the first Phase 3 trial, which we commenced in the third quarter of 2014 and for which all patients have been fully recruited. Such data is needed for a 505(b)(2) NDA, which we intend to submit for XaraColl (described further under “Business—United States Drug Development and Review—FDA Review and Approval Processes”) but would be difficult to collect in a Phase 3 efficacy trial as most patients will be discharged and unavailable for regular blood sampling through 72 hours. The FDA agreed that we could also use this trial to perform continuous electrocardiogram monitoring through 24 hours, which is standard safety data that must be collected and analyzed for drugs with known cardiac toxicity such as bupivacaine.

We intend to expand XaraColl into markets outside the United States, including Europe, and we will conduct any additional clinical studies required to support such marketing authorization applications.

Cogenzia

Cogenzia, is a topically applied, bioresorbable collagen sponge for the treatment of DFIs. We designed Cogenzia to release a high dose of gentamicin directly at the site of DFIs. After surgical debridement to remove any necrotic tissues, the Cogenzia sponge is applied daily to the DFI and covered with a secondary wound dressing. Cogenzia is highly flexible and will take the shape of the wound bed, minimizing exudate build-up. A high local concentration of gentamicin would penetrate the wound directly, delivering an optimal concentration of drug precisely where it is needed with minimal systemic absorption. The type-1 collagen in Cogenzia, manufactured using our proprietary technologies, is a natural and well-established biocompatible material that can help stimulate the growth of new tissue in the wound bed and accelerate the natural process of wound healing.

Gentamicin is typically delivered systemically which limits maximum possible dosage levels due to its adverse effects and toxicity risks on patients at higher dosage levels. Therefore, it has historically only been used to treat Gram negative bacteria. However, gentamicin’s antibacterial efficacy is concentration dependent, and at higher dose levels has been shown to provide broad spectrum coverage of both Gram positive and Gram negative bacteria including methicillin-resistant Staphylococcus aureus, or MRSA, all of which may be present in DFIs.

The chart below compares published information of the estimated gentamicin concentration levels achievable by delivering gentamicin locally with Cogenzia compared to the peak safe serum levels obtained from systemic delivery. In a published study by Stemberger et al., it was demonstrated that gentamicin begins to achieve broad spectrum microbial coverage at 16 ug/ml and reaches complete broad spectrum coverage at concentrations of >512 ug/ml, both of which exceed the maximum safe peak serum level of gentamicin when delivered systemically (10-12 ug/ml). According to a publication by Dr. Benjamin Lipsky et al., Cogenzia is expected to deliver local concentrations of gentamicin of approximately 1000 ug/ml, which exceeds the concentration required to achieve broad spectrum coverage facilitating eradication of pathogens present at the infected wound site.

Comparison of Achievable
Local vs. Systemic Concentrations of Gentamicin

Concentration required for complete broad spectrum coverage
Concentration required for broad spectrum activity *(Gram positive & Gram negative)*
1100
1000
900
800
700
600
500
400
300
200
100
0
Gentamicin Concentration (ug/ml)
1000 ug/ml
10 ug/ml
Local Administration: Projected Local Concentrations from Cogenzia at Wound Site
Systemic Administration: Peak Serum Levels

Preliminary data suggests that Cogenzia is able to deliver a higher dose of gentamicin locally at the infection site than can be achieved by systemic delivery, providing broad spectrum coverage of bacteria safely without the side effects and toxicity risks associated with systemic delivery at higher dosage levels, while minimizing the risk of resistance. There are currently no topical agents approved for the treatment of DFIs. We believe this topical route of administration, in combination with systemic antibiotic therapy, has the potential to become the standard of care first line treatment of all types of DFIs, including mild, moderate and severe infections.

We filed an IND for Cogenzia in November 2006 for the adjuvant treatment of lower extremity skin and skin structure infections in diabetic patients. The clinical protocols for our Phase 3 registration trials have been agreed upon with the FDA under an SPA, and have also been accepted by the EMA under the Scientific Advice procedure. We have initiated the Cogenzia Phase 3 clinical program in both the United States and Europe. We also intend to seek designation of Cogenzia as a QIDP. This designation is a key provision of the GAIN Act, approved by Congress in 2012 to increase the incentives for drug manufacturers to produce new antibiotics for serious and hard-to-treat bacterial and fungal infections. Given the limitations of current treatments for DFIs, we believe Cogenzia qualifies for the designation. QIDP designation for a drug adds an additional five years of market exclusivity, which means that the company that brings the drug into clinical use is protected from competitors for that period. For Cogenzia, that would mean eight years of data exclusivity in the United States. QIDP designation also provides access to priority review of marketing applications and eligibility for Fast Track designation by the FDA. We have also developed an expedited path to market in markets that represent a majority of the worldwide diabetes population, and we intend to enter into new commercial partnerships for Cogenzia in these markets over the next 12 months. We maintain full rights to Cogenzia in the United States and Europe and, upon obtaining marketing approval, intend to directly commercialize the product in the United States, and potentially in Europe, using our own specialized sales and marketing organization focused on high volume wound treatment centers and podiatrists targeting the highest prescribers of antibiotics for the treatment of DFIs in the United States. We have filed six patent applications for Cogenzia in Australia, Canada, Europe, Japan and the United States, all of which are currently in the examination phase. If and when our patents are issued, we expect patent protection for Cogenzia in the United States and these other territories through 2031.

Infected Diabetic Foot Ulcers Global Market Overview

Global Incidence of Diabetic Foot Ulcers

According to the International Diabetes Federation, there were more than 387 million diabetic patients globally in 2014, projected to increase to 592 million by 2035. Of the approximately 27 million patients globally who suffered a diabetic foot ulcer in 2014, 58%, or approximately 15.7 million, developed a DFI. DFIs are currently treated with systemic antibiotic therapy. However, peripheral vascular disease, or PVD, a frequent comorbidity of diabetes, leads to reduced blood flow to the extremities thereby rendering systemic antibiotic therapy less effective in this patient population. Published data demonstrate that systemic antibiotic therapy fails approximately 30% to 50% of the time in the treatment of DFIs. Patients with a DFI face hospitalization risk that is more than 55 times higher and risk of amputation more than 150 times higher than diabetic patients with uninfected foot ulcers. The direct cost of an amputation associated with the diabetic foot is estimated to be between $30,000 and $60,000. In addition, major amputation is associated with mortality rates as high as 40% within one year and 80% within five years. We believe Cogenzia can offer improvements in patient outcomes and significant costs savings.

Local antibiotic treatment adjunct to a systemic agent can address this major need in DFIs by improving antibacterial efficacy at the wound site leading to a substantially higher success rate than that achieved by systemic antibiotic therapy alone. Since a diabetic foot ulcer cannot heal in the presence of infection, this higher infection cure rate facilitates more effective healing of the ulcer and substantially reduces the potential for amputation. The use of Cogenzia, a gentamicin collagen sponge administered topically, in conjunction with systemic antibiotic therapy, to treat DFIs has been supported by several key opinion leaders and authors affiliated with premier DFI institutions such as VA Puget Sound Healthcare System; University of Washington; Southern Arizona Limb Salvage Alliance; Kings College Hospital, London; Center for Clinical Research, Castro Valley, California; and Pacific Clinical Center, Los Angeles, California.

Cogenzia Clinical Data

Phase 2 Clinical Trial in Diabetic Foot Infections

In our multicenter, randomized, placebo-controlled Phase 2 trial involving 36 patients, Cogenzia (50 mg) was applied daily for up to 28 days in combination with systemic antibiotic therapy for the treatment of moderately-infected diabetic foot ulcers, with the control group receiving systemic therapy alone. Patients were treated for at least 7 days and continued treatment until the investigator determined that all signs and symptoms of infection had resolved, up to a maximum of 28 days. A final test-of-cure and safety assessment for each patient was performed 2 weeks after completion of treatment. The investigator performed clinical assessments at regular study visits while the patient was undergoing antibiotic therapy (i.e., days 3, 7, 10, 14, 21, and 28) and again at the final two-week follow-up visit. The primary efficacy endpoint for this trial was the percentage of patients with a clinical outcome of “clinical cure” (defined as the complete resolution or elimination of infection) at the study visit on day 7 of treatment. This study visit was selected as the primary endpoint because statistical calculations suggested that we would need a substantially larger sample size to test for treatment superiority at the later study visits. Our primary endpoint of clinical cure at 7 days after treatment, however, was not achieved. At the final test-of-cure visit approximately two weeks after completion of treatment, however, all evaluable patients in the treatment group achieved clinical cure. Nevertheless, since 100% of the patients who received Cogenzia and who completed the trial achieved a clinical cure, the trial results demonstrated a statistically significant improvement in cure rate at the final test-of-cure visit, despite the relatively small sample size. Below is a summary of the data from this trial based on the modified intent-to-treat, or mITT, population, modified to include only patients who had been randomized to the Cogenzia and control arms and not earlier terminated from the study for failure to comply with the study inclusion criteria.

Patients with Clinical Outcome of Clinical Cure at Final Test-of-Cure
Modified Intent-to-Treat Population (mITT)

	Cogenzia (n=22)		Control (n=10)		p-value
Completed subjects (n=32)	22	100.0%	7	70.0%	—

	Cogenzia (n=26)		Control (n=10)		p-value
All subjects (n=36)	22	84.6%	7	70.0%	0.024*

*statistically significant

Based on the mITT population, a significantly higher proportion of patients reached clinical cure than did the control group (100% versus 70.0%, p = 0.024). Accordingly, clinical cure at test-of-cure, measured approximately 10 to 14 days after the last dose of treatment has been administered, has been set as the primary endpoint of the Phase 3 trials for Cogenzia, as accepted by the FDA under our SPA as well as by the EMA.

Secondary endpoints of the trial included the percentage of patients with pathogen eradication at each time point, and time to eradication of baseline pathogens. Importantly, the Cogenzia group demonstrated a statistically significant higher rate of baseline pathogen eradication at all study visits (p ≤ 0.038) and a significantly reduced time to pathogen eradication (p < 0.001), as shown in the table below.

Baseline Pathogen Persistence

By achieving a complete eradication of all pathogens at the wound site at study visits on day 28, as demonstrated by microbiological testing, the use of Cogenzia in DFIs prepares the underlying wound for healing. Since diabetic foot ulcers generally cannot heal in the presence of infection, a pathogen free wound site provides patients an unmatched opportunity to achieve a complete healing of the ulcer, thereby substantially reducing the risk for both reinfection and potential amputation. Treatment by current systemic antibiotic therapy frequently leads to wounds that ostensibly appear to be free of infection but still prove to have a high level of residual pathogens. It is clinically meaningful that in our Phase 2 trial, Cogenzia achieved both a 100% clinical cure and 100% eradication of all pathogens at the wound site, thereby potentially providing practitioners with a high degree of comfort that a wound which appears to be free of infection is in fact free of infection. This important outcome, we believe, offers the potential for Cogenzia to become the recognized standard of care for the treatment of DFI’s. As the risk of reinfection for patients treated by systemic antibiotic therapy alone is high, this often results in further courses of antibiotic treatment, along with the potential for hospitalization where IV antibiotics are administered. We believe the use of Cogenzia in combination with systemic antibiotic therapy can be much more effective at eradicating the infecting pathogens than systemic antibiotic therapy alone, providing for an overall improved patient outcome at substantially lower costs than those incurred if hospitalization is required.

Our Phase 2 trial also demonstrated that Cogenzia was safe, well tolerated and conducive to ulcer healing. The proportion of patients experiencing any adverse event was similar for the treatment (28.9%) and control (27.8%) groups. The most common adverse events occurring in at least two patients per group were infected skin ulcer, tinea pedis and increased blood creatinine level. There were no clinically or statistically significant changes in laboratory tests values or vital signs. Most adverse events were mild or moderate, but there were six serious adverse events, including five in the Cogenzia treatment group (hypoglycemia, renal failure, cellulitis, tendon rupture and wound hemorrhage), all of which resolved, and one in the control group. Only one patient in the treatment group experienced an adverse event (moderate renal failure) that was considered definitely or probably related to the trial and resolved by the final visit. One clinically improved patient was withdrawn from the trial due to an adverse event (hypoglycemia) that was unrelated to Cogenzia.

United States and European Registration Trials

We have initiated two identical, randomized, placebo-controlled, blinded trials, enrolling approximately 500 patients each, under our SPA with the FDA, in patients with moderate to severe DFIs. Our trial protocols agreed to with the FDA in the SPA, and subsequently reaffirmed in 2014, have also been accepted by the EMA under the Scientific Advice procedure. Each trial consists of three arms, (1) Cogenzia, (2) placebo collagen matrix or (3) no collagen matrix. In each arm, Cogenzia will be used as adjuvant therapy in combination with a systemic antibiotic. Patients will be treated for up to a maximum of 28 days and the investigator will stop the trial treatment if a patient achieves clinical cure on or after day 14. The primary endpoint will be clinical cure at test-of-cure approximately 10 days after the last dose of treatment has been administered with co-primary endpoints, including (i) Cogenzia compared to placebo and a systemic antibiotic, and (ii) Cogenzia compared to a systemic antibiotic alone. Follow-up visits with enrolled patients are scheduled to occur at 10, 30, 60 and 90 days after the last dose of treatment has been administered to assess ulcer closure and re-infection. Planned secondary endpoints include (1) clinical cure time (percentage of patients at each visit), (2) positive clinical response (percentage of patients at each visit), (3) pathogen eradication time (percentage of patients at each visit), (4) microbiological outcomes, (5) surgical intervention, or (6) amputation and re-infection. We commenced the trials in the first quarter of 2015. In addition, we plan to further expand the market opportunity for Cogenzia by conducting additional Phase 2 trials for the prevention of DFIs as well as for the treatment of infected, or at risk of infection, wounds such as venous ulcers, burns and bed sores, among others. Expansion of the market opportunity for Cogenzia into the prevention of DFIs would widen the potential use of the product across the entire diabetic foot ulcer patient population.

Commercialization Strategy for Cogenzia

We maintain full rights to Cogenzia in the United States and Europe and, upon obtaining marketing approval, intend to commercialize the product in the United States and possibly in Europe using our own specialized sales and marketing organization focused on high volume wound treatment centers and podiatrists. This sales force could also market Cogenzia for other indications such as the prevention of DFIs, if it is approved for such indications.

Outside of the United States, we have already obtained regulatory approval of Cogenzia in seven countries, Argentina, Australia, Jordan, Mexico, Russia and Saudi Arabia and have filed for approval in India. These 8 countries collectively represent over 20% of the global diabetes population. We expect a number of approvals in additional countries over the next 12 months. We also intend to enter into a partnership to market and distribute Cogenzia in those markets and in a number of other emerging market countries.

CollaGUARD

CollaGUARD is our transparent, bioresorbable collagen film for the prevention of post-operative adhesions in multiple surgical applications, including digestive, general, colorectal, gynecological and urological surgeries, in both open and laparoscopic approaches. It is approved in Europe and countries outside of the United States for the prevention of post-operative adhesions and may be used in patients undergoing laparotomy or laparoscopic surgeries. When tested in vivo, CollaGUARD increased the probability of remaining adhesion-free by more than six fold (p < 0.001) and significantly reduced the extent and severity of adhesions (p < 0.001) versus no anti-adhesion product. CollaGUARD has been designed and engineered with a unique combination of features for optimal handling, ease-of-use, hemostatic properties and anti-adhesion performance. The film, which is applied directly to tissue surfaces, is transparent allowing constant visibility of the surgical field. It is highly stable at room temperature, does not require any special storage or advanced preparation before use and has a four-year shelf life. The product is non-tacky, non-sticky and can be easily rolled for insertion through a trocar when implanted laproscopically. CollaGUARD is also fully biodegradable and is designed to be safely and completely resorbed over approximately three to five weeks post implantation. CollaGUARD is available in a wide variety of sizes up to 30 x 20 cm and may be cut and sutured if required and, therefore, can be used easily across a broad range of surgeries.

CollaGUARD is regulated as a Class III device in the United States and we expect it will require a single pivotal clinical trial for PMA by the FDA. We will need to submit an IDE application for CollaGUARD in the United States. In the fourth quarter of 2014 we commenced a pilot efficacy study for CollaGUARD, run in the Netherlands, in patients undergoing intrauterine adhesiolysis via operative hysteroscopy. In the first quarter of 2015, we initiated a second pilot study in patients undergoing gynecological laparascopic adhesiolysis. We anticipate that data from these pilot studies will help us to finalize the design of the U.S. pivotal study. protocol. We plan to hold a pre-submission meeting with the FDA to agree on the appropriate clinical plan. We submitted a family of patent applications aimed at protecting CollaGUARD on an international basis, including the United States, which is currently in the examination phase. If issued, these patents are expected to expire in 2033 or later in the United States.

Surgical Adhesion Market

Adhesions are fibrous bands of scar tissue that abnormally bind together two anatomic surfaces, and can develop naturally after surgery as part of the healing process. Post-surgical adhesions occur in almost 95% of patients who have had multiple laparotomies. Complications associated with post-operative adhesions can be severe, including chronic abdominal pain, bowl-obstruction, infertility in women, and joint immobilization, among others. Adhesions can also make second surgeries more complicated and even dangerous, depending on their extent and severity, as surgeons may have difficulties reaching and separating tissues, the median abdominal opening time increases threefold for repeat surgery patients, and increased surgical procedure and re-entry time means increased costs and increased risk of infection to the patient. Adhesions cause over 40% of all intestinal obstructions and 60% to 70% of small bowel obstructions. Approximately 35% of patients who underwent open abdominal or pelvic surgery were readmitted due to adhesion-related problems. In the United States alone, there are approximately 350,000 hospitalizations and $2.3 billion spent annually on surgery to remove adhesions formed following gynecologic or abdominal surgeries. According to Global Industry Analysts Inc., the current global market for anti-adhesion products was estimated to be $1.7 billion and is projected to grow to $2.8 billion by 2018. The market is mainly driven by increasing surgeon attention towards anti-adhesion products along with the development of new products addressing unmet requirements. The current products available on the market include four basic formulations: gels, films, sprays and liquids. Polymeric film is the most widely used anti-adhesion device to separate as well as isolate wounded tissues following a surgical procedure. However, existing products have a number of disadvantages including poor handling properties, limited efficacy, limitations to applicable surgical settings (i.e., open or laparoscopic procedures) and strict product warnings and contraindications. We believe that CollaGUARD has the ability to address these unmet needs and become a “best-in-class” product.

Although the leading products that compete with CollaGUARD are approved for use in open surgery, only one is approved for use laproscopically, and none have hemostatic properties. Accordingly, we believe CollaGUARD offers significant advantages over anti-adhesion products currently on the market, such as Sanofi’s Seprafilm®, Baxter’s Adept®, Ethicon’s Interceed® and Mast Biosurgery’s Surgiwrap®. Each of these products has one or more of the following limitations or contraindications:

•	tacky, has to be kept in packaging until placed into the surgical site;
•	must be brought to temperature, limit to amount used;
•	cannot be overlapped on itself or other organs;
•	must be sutured in place;
•	cannot be used laproscopically;
•	leak potential if wrapped around intestinal anastomosis;
•	reports of pulmonary edema / effusion and arrhythmia; or
•	risk of damage by excessive activity, requiring removal.

CollaGUARD Pre-Clinical Data

CollaGUARD is regulated as a Class III device in the United States. In our pre-clinical animal trial with CollaGUARD, we have studied the performance, primary and secondary endpoints and safety of CollaGUARD in rats. This method is a well-established and well-recognized surrogate for human testing and was used to support regulatory approval in Europe and many other countries outside of the United States. The trial was conducted in two stages, comparing the safety and performance of CollaGUARD in stage 1 to an untreated control group and in stage 2 to Prevadh®, a commercially available collagen-based adhesion product approved in Europe. Prevadh, which also consists of collagen among other component materials, was deemed to be the closest comparison to CollaGUARD among marketed products. In the first trial stage, CollaGUARD demonstrated superiority over the control group in both the prevalence and severity of adhesions which was significantly lower compared to the control group (p < 0.001). In stage 2 of this trial, we demonstrated equivalent outcomes in the prevalence (p = 0.625) and severity (p = 0.317) of adhesions between CollaGUARD and Prevadh.

Percentage of Rats Adhesion Free Following
Abdominal Abradement

CollaGUARD United States Registration Trial

Because CollaGUARD is regulated as a Class III device in the United States, we expect that it will require a single pivotal clinical trial for PMA by the FDA. In the fourth quarter of 2014, we commenced a pilot efficacy study for CollaGUARD, run in the Netherlands, in patients undergoing intrauterine adhesiolysis via operative hysteroscopy. We anticipate that data from this pilot study will be available in 2015 which will help us to finalize the design of the U.S. pivotal study protocol. We plan to hold our pre-submission meeting with the FDA to finalize the U.S. pivotal study protocol.

CollaGUARD Commercialization Strategy

CollaGUARD has already been approved in 48 countries within Asia, Europe, Latin America and the Middle East and we are preparing for launch in many of these countries through our established distribution arrangements, in place with 18 partners covering 58 countries. One of our most significant distribution arrangements is with Takeda, which launched and distributed CollaGUARD in Russia in 2014 and is planning to add additional territories in 2015. A second important partnership for CollaGUARD is with Pioneer, to whom we have granted rights to the product in China and several ASEAN countries. Pioneer is in the pre-launch phase for the product in a number of these countries. Further launches with partners in other Asian countries, the Middle East and Europe are currently being planned throughout 2015.

Other Products

In addition to our lead product candidates, we have the following additional products under development or commercialized:

In addition to our late-stage product candidates described above, we develop and manufacture a range of additional biodegradable surgical implants and topically applied pharmaceutical products and medical devices using our proprietary collagen-based technologies. We produce our products and product candidates, such as CollatampG surgical implant, RegenePro, Durieva and Septocoll, in a range of topical and implantable forms, including sponges, films, membranes and gels, compatible with a variety of therapeutics, including hydrophobic and hydrophilic active ingredients and small molecules and biologics. A number of our products have been marketed for several years. For example, our CollatampG Gentamicin Surgical Implant, a perioperative surgical implant comprised of a lyophilized collagen matrix impregnated with a broad spectrum antibiotic is currently approved for sale in 61 countries across Africa, Asia, Europe, Latin America and the Middle East. Jazz Pharmaceuticals acquired the rights to distribute CollatampG in all worldwide markets, excluding the United States. In addition, we have an exclusive License and Distribution Agreement with Biomet 3i for our range of CollaCare Dental products, branded RegenePro, covering all global territories outside of China and ASEAN, for which we have partnered with China Pioneer Pharma Holdings Ltd. Biomet 3i launched RegenePro in July 2014 in the United States and is planning to do so in Europe in 2015. We also supply Septocoll, a surgical implant, to Biomet which markets the product in Europe and the Middle East. These agreements with our partner are exclusive manufacturing and supply arrangements (see below “— Commercial Partners and Agreements”) pursuant to which we exclusively supply, and the partner is required to exclusively purchase, the products for the respective territories. The majority of our agreements contain minimum or specified purchase requirements and in addition, pursuant to our agreement with Takeda, we receive payments upon achievement of certain regulatory milestones.

Our Collagen Based Technology Platform

All of our products and product candidates are based on our proprietary collagen technology platform, which includes CollaRx, a lyophilized sponge which is the basis of our XaraColl and Cogenzia products and CollaFilm, a film cast membrane which is the basis of CollaGUARD, DermaSil™, CollaPress™ and LiquiColl™. We utilize highly purified biocompatible, biodegradable and fully bioresorbable type-1 bovine and equine collagen. Type 1 collagen is the primary fibril-forming collagen in bone, dermis tendons and ligaments and is the most abundant protein in the human body. Our collagen plays an integral role in the repair and replacement of both soft and hard tissue by providing an extracellular scaffold, stimulating certain growth factors and promoting tissue healing. We perform the extraction and purification of collagen from either bovine or equine Achilles tendons using a proprietary process at our manufacturing facility. The purified collagen is then incorporated into our technology platform, to create topical and implantable products that combine proven therapeutics with improved localized drug delivery and superior handling properties. Our proprietary processes and technologies also enable us to finely control the texture, consistency, drug elution dynamics, resorption time and other physical characteristics of the finished product. These characteristics provide meaningful differentiation of our products leading to superior performance and an overall improved user experience, because they:

•	can be applied to a topical wound, surgically implanted, or injected into a subcutaneous tissue defect or joint;
•	are fully biocompatible, bioresorbable and biodegradable;
•	are suitable for a wide range of active ingredients (hydrophilic, lipophilic and macromolecules), including combinations thereof;
•	allow for versatile drug loading capability from micrograms to grams of single or multiple active ingredients;
•	provide for a rate of drug release that can be controlled by formulation and process variations;
•	utilize ready-to-use formats for ease of administration - no need for any mixing in the operating theatre; and
•	allow certain of our surgical products to be implanted using laparoscopy and are easily manipulated according to the site of application.

Our technologies have been fully scaled up and in some cases commercialized and our manufacturing processes are well controlled and cost efficient.

Manufacturing

Our wholly-owned subsidiary, Syntacoll GmbH, located in Saal, Germany, is our commercial-scale manufacturing division which exclusively produces both clinical and commercial supply for all our products on a global basis. We believe our ability to manufacture our products allows us to control more effectively the quality and cost of manufacturing, which will enable us to achieve higher operating margins. We have a fully integrated and reliable manufacturing process in Saal, beginning with the extraction and purification of the type-1 collagen (from bovine and equine Achilles tendons), which is further processed using one of our proprietary technologies to produce final finished products in the forms of sponges, films, powders, liquids, and gels. We have qualified multiple sources for bovine and equine collagen, and conduct a rigorous quality control process on the raw materials, locally at our Saal facility. These raw materials are readily available to us from multiple sources at stable pricing. Several of our products, including CollaGUARD, CollatampG, Septocoll and RegenePro, are marketed in over 60 countries around the world. Our proprietary technologies have been fully scaled-up and validated. Syntacoll was established in Germany in 1975 and has been manufacturing commercial products based on collagen technology since 1985. Our manufacturing staff is highly qualified and experienced due to Syntacoll’s long history of producing collagen-based products. Our manufacturing facility has been approved in Germany for compliance with cGMPs. Our manufacturing facility has also been approved for ISO 13485 in Europe and Canada. In our 30 years of producing collagen-based products, we have never experienced any significant quality issues or recalls. We believe we currently have adequate production capability to support our current production needs and planned clinical trials for XaraColl and Cogenzia. In addition, we expect to complete the build-out of our production facility to significantly increase capacity by the second half of 2016. Once expanded, we anticipate that our production capacity will be sufficient to meet currently forecasted market demand for all our current and late-stage pipeline product candidates.

Intellectual Property and Exclusivity

In the ordinary course of our business, we seek to protect our products, product candidates and technology through a combination of patents, trademarks, processes, proprietary know-how, regulatory exclusivity and contractual restrictions on disclosure.

Our knowledge base and expertise in collagen-based drug delivery and the related trade secrets play an important role in protecting our collagen-based products, product candidates and technology and provide protection apart from patents and regulatory exclusivity. The scale-up and commercial manufacture of XaraColl, Cogenzia and the use of our technology platform involve processes and in-process and release analytical techniques that we believe are unique to us. We have developed the manufacturing processes which we employ in our manufacturing facility for over twenty years, and they include all aspects of the sourcing, extraction and purification of raw source collagen, formulation and cost effective processing of collagen to exhibit the characteristics that are necessary for the effective release of precisely specified amounts of drug product over measured periods of time.

We also employ a strategy of filing patent applications, where possible, to seek patent protection for certain aspects of our compositions, formulations, and processes.  We are continually evaluating and refining our patent prosecution strategy and evaluating the defensive strength of our patent position.

Patents and Patent Applications

XaraColl. A U.S. patent directed to XaraColl and entitled “A drug delivery device for providing local analgesia, local anesthesia or nerve blockade” was issued in October 2011 with claims directed to products comprising any amino amide and/or amino ester anesthetic in a collagen matrix intended for the provision of local analgesia or anesthesia over about 24 hours or longer.  Its earliest filing date is March 28, 2007.  The corresponding European application, published in January 2010, is in the examination phase, and the corresponding Japanese application was issued as a patent in December 2013, while the corresponding application in Ireland was issued as a patent in October 2011.

We recently submitted a petition to reissue the U.S. patent directed to XaraColl, mainly for the purposes of submitting prior art references identified in the corresponding European application.  We did not submit these prior art references to the U.S. Patent and Trademark Office during the prosecution of the U.S. patent.  In addition, this reissue process will allow us to pursue additional claims, e.g., claims within the scope of the originally issued claims but more tailored to our currently proposed XaraColl product.  However, there can be no assurance that any or all of the originally issued claims will be reissued.  It is also uncertain whether any or all of the additional claims we have included in the petition will be granted.  We anticipate the conclusion of the reissue process before we launch XaraColl in the United States, and if the reissued claims are substantially the same as the originally issued claims, there will be no intervening rights by others during the reissue period.  We will be unable to enforce the XaraColl U.S. patent unless and until the U.S. patent is reissued.

There can be no assurance that a patent will reissue from the petition, or that any such patent will be enforceable and will not be challenged, invalidated or circumvented.  Notwithstanding the application for reissuance, we will continue to rely upon our proprietary know-how, techniques, expertise and the decades of collective experience of our team relating to the development and manufacturing of collagen matrix products, as well as the rigorous regulatory barriers applicable to the development, manufacture, distribution and marketing of potential competing products. See “Item 3. Key Information — D. Risk Factors — Because we have filed a  petition for reissuance of our U.S. XaraColl patent, we will be unable to enforce it unless and until the U.S. patent is reissued.”

Cogenzia. We have filed patent applications in each of the United States, Europe, Canada, Australia and Japan specifically related to Cogenzia with a priority date of April 11, 2011. These applications are entitled “Methods for treating bacterial infection” and cover the local treatment of bacterial infections with an aminogylcoside antibiotic dispersed in a collagen matrix when used in combination with systemic administration of other antibacterial agents. If and when issued, we expect patent protection for Cogenzia in the United States and Europe to expire at the earliest in 2031.

CollaGUARD. We filed an initial European patent application entitled “A modified collagen” with priority date January 9, 2012, which is intended to cover a process for the improved properties of collagen membranes that may be produced using Innocoll’s CollaFilm technology. In particular, the patent relates to improved mechanical and physiological properties for its CollaGUARD Adhesion Barrier, as well as providing other advantages for drug delivery. The international PCT application was submitted on January 9, 2013. If and when issued, these patents are expected to expire in 2033 or later in the United States.

CollaPress Technology. Our proprietary CollaPress technology is described in the issued European patent entitled “Novel collagen-based material with improved properties for use in human and veterinary medicine and the method of manufacturing such,” which expires on March 9, 2020. It has been nationalized and maintained in 6 European countries: France, Germany, Italy, Spain, Sweden and the United Kingdom. The patent covers collagen membranes with improved mechanical and fluid-absorption properties which may be produced by thermal compression. The technology patent is currently utilized in our ProColl™ wound management device and may also be used for the development of other proprietary, bioresorbable tissue reinforcement implants and/or as implantable delivery systems for biologically active substances such as hemostatic agents, growth factors, cytokines and drugs.

Trade Secrets and Proprietary Information

Trade secrets play an important role in protecting our collagen-based products, product candidates and technology and provide protection beyond patents and regulatory exclusivity. The scale-up and commercial manufacture of XaraColl, Cogenzia and the use of our technology platform involve processes and in-process and release analytical techniques that we believe are unique to us. We seek to protect our proprietary information, including our trade secrets and proprietary know-how, by requiring our employees, consultants and other advisors to execute proprietary information and confidentiality agreements upon the commencement of their employment or engagement. These agreements generally provide that all confidential information developed or made known during the course of the relationship with us be kept confidential and not be disclosed to third parties except in specific circumstances. In the case of our employees, the agreements also typically provide that all inventions resulting from work performed for us, utilizing our property or relating to our business and conceived or completed during employment shall be our exclusive property to the extent permitted by law. Where appropriate, agreements we obtain with our consultants also typically contain similar assignment of invention obligations. Further, we require confidentiality agreements from entities that receive our confidential data or materials.

Competition

The pharmaceutical and biotechnology industry is characterized by intense competition and rapid and significant innovation and change. Our competitors may be able to develop other drugs or products that are able to achieve similar or better results than our product candidates or marketed products. Our competitors include organizations such as major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies and generic drug companies. Many of our competitors have greater financial and other resources than we have, such as more commercial resources, larger research and development staffs and more extensive marketing and manufacturing facilities and organizations. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis technologies and products that are more effective or less costly than XaraColl, Cogenzia, CollaGUARD, or any other products that we are currently selling through partners or developing or that we may develop, which could render our products obsolete and noncompetitive. We expect any products that we develop and commercialize to compete on the basis of, among other things, efficacy, safety, convenience of administration and delivery, price and the availability of reimbursement from government and other third-party payers. We also expect to face competition in our efforts to identify appropriate collaborators or partners to help commercialize our product candidates in our target commercial markets.

XaraColl Competition

We anticipate that, if approved by the FDA for these indications, XaraColl would be used in conjunction with other pain medications, such as acetaminophen, NSAIDs and wound infiltration with local anesthetics as part of an advanced multi-modal approach. We believe that XaraColl will primarily be competing with Pacira Pharmaceutical’s Exparel, a liposome injection of bupivacaine, an amide local anesthetic, indicated for single-dose infiltration into the surgical site to produce post-operative analgesia. Both Exparel and XaraColl are focused on opioid reduction or elimination as part of a multi-modal approach to pain relief. Management believes that XaraColl can provide at least comparable pain relief to Exparel at a lower effective dose with superior convenience. Exparel currently is only indicated for pain relief up to 24 hours post surgery. In addition, we believe our ability to manufacture XaraColl in a very cost-effective manner provides us with a cost of goods advantage over Exparel in the marketplace. In addition, XaraColl will be competing with currently marketed bupivacaine and opioid analgesics such as morphine, as well as elastomeric bag/catheter devices intended to provide bupivacaine over several days, which have been marketed by I-FLOW Corporation (now Halyard Health) since 2004.

Cogenzia Competition

There are currently no topically applied antibiotics approved for the treatment of DFIs, which could compete directly with Cogenzia, if approved for this indication. DFIs are currently treated with systemic antibiotic therapy. However, PVD, a frequent comorbidity of diabetes, leads to reduced blood flow to the extremities thereby rendering systemic antibiotic therapy less effective in this patient population. Compounding the problem, products that treat uninfected diabetic foot ulcers, such as DermaGraft, Apligraf and Regranex, are contraindicated for, or not effective against, DFIs, further limiting the healing process. As an adjuvant therapy, Cogenzia will not compete with any systemic antibiotics currently used to treat DFIs.

In addition to Cogenzia, there are a number of products in Phase 3 clinical trials of which we are aware, such as Pexiganan (Dipexium Pharmaceuticals), an antimicrobial cream with efficacy against Gram-positive and Gram-negative organisms which is currently being tested in mild DFIs. In addition, we believe that two anti-infective products, TaiGen’s Nemonoxacin (investigated in mild to moderate DFIs) and Photopharmica’s PPA904, a photosensitizer gel followed with visible red light exposure, have completed Phase 2 trials.

CollaGUARD Competition

CollaGUARD competes with a number of anti-adhesion products such as Sanofi’s SEPRAFILM, Baxter’s ADEPT, Ethicon’s INTERCEED and Mast Biosurgery’s SURGIWRAP, which have been on the market for many years and have established market share. We believe that CollaGUARD has superior handling properties when compared with competitors and, if and when approved, may include fewer warning and contraindications on the product label. ADEPT is contraindicated for use in procedures with laparotomy incisions and INTERCEED has a black box warning for laparoscopic use.

Commercial Partners and Agreements

Jazz Pharmaceuticals

In August 2007, we entered into a Manufacture and Supply Agreement with EUSA Pharma (Europe) Limited, or EUSA, which was subsequently amended and restated in April 2010. EUSA was acquired by Jazz Pharmaceuticals, or Jazz, in 2012. Under this agreement, we agreed to supply to EUSA, now Jazz, its total supply of any C-Implant product owned or commercialized by EUSA in finished packaged form for commercial supply. We are supplying Jazz with CollatampG under this agreement. In addition, the parties agreed that Jazz will own and retain all rights to the development data with respect to the product in all countries worldwide, except for the United States and its territories and possessions and Innocoll will have an exclusive, fully-paid perpetual license to use the development data with respect to the product in the United States and its territories and possessions. The agreement has a 10-year term, starting from its original execution date, with automatic renewal for five additional years, unless written notice of non-renewal is received by either party to the other at least three years prior to the expiration of the term of the renewal term. In addition, either party may terminate for breach.

Under another agreement with EUSA, dated April 27, 2010, we are obligated to pay to Jazz a royalty on sales of XaraColl in the United States of 5% per year, not to exceed $6.5 million in total for all years, and 10% of sales outside the United States, not to exceed $2.5 million in total for all years. Such payments would accelerate under certain circumstances, including if we enter into a third-party agreement covering the development and commercialization of XaraColl. We also agreed to pay a royalty equal to 10% per year of sales of Cogenzia outside of the United States not to exceed $1.8 million in total for all years, also subject to acceleration if we enter into a third-party agreement.

Takeda

In August 2013, we entered into a 15-year License and Supply Agreement with Takeda GmbH, an affiliate of Takeda Pharmaceutical Company Limited, or Takeda, as expanded on March 24, 2014, pursuant to which we granted Takeda an exclusive license to distribute, promote and sell CollaGUARD Adhesion Barrier in Armenia, Azerbaijan, Belarus, Canada, Georgia, Kazakhstan, Kyrgyzstan, Mexico, Moldova, Mongolia, Russian Federation, Tajikistan, Turkmenistan, Ukraine and Uzbekistan for all current and future approved indications of CollaGUARD. Takeda is obligated to launch the product in the various jurisdictions in its territory, following regulatory approval, where required. Pursuant to the agreement, Takeda is also required to make a milestone payment upon achievement of regulatory approval in Canada. In addition, we are Takeda’s sole supplier for CollaGUARD and Takeda is required to purchase an initial quantity of product from us. We have also agreed on certain annual minimum purchase order requirements and parameters for pricing for future supplies of products. The agreement has a 15-year term, following the first commercial sale of the products in the various countries in the Takeda territory on a country-by-country basis, with automatic renewal for five additional years, unless terminated by either party with 12 months advance notice. In addition, we and Takeda have the right to terminate the agreement for breach and Takeda has the right to terminate the agreement with respect to Canada only in the event the Canadian marketing authorization is different from the indications granted in the European Union with severe restrictions that threaten Takeda’s forecasts in Canada.

Saudi Centre for Pharmaceuticals

In December 2011, we entered into a five-year License, Manufacturing and Supply Agreement with Saudi Centre for Pharmaceuticals, or SCP, pursuant to which we granted SCP an exclusive right to distribute, promote and sell CollaGUARD Adhesion Barrier in Bahrain, Iraq, Jordan, Kuwait, Oman, Qatar, Saudi Arabia and the United Arab Emirates in the field of surgical adhesion barriers. SCP is obligated to launch the product in the various jurisdictions in its territory within three months following regulatory approval, where required. SCP is responsible for compiling, submitting and maintaining the product registrations and associated costs in its territory. We are required to supply product in the required quantity and quality, complying with local law standards. We have also agreed with SCP on certain annual minimum purchase order requirements, following the second year after approval in the territory, and parameters for pricing for future supplies of products. The agreement has a five-year term. In addition, we and SCP have the right to terminate the agreement for breach.

Biomet Orthopedics

In June 2004, our subsidiary, Innocoll Technologies Limited, entered into a Manufacturing and Supply Agreement with Biomet Orthopedics Switzerland GmbH, or Biomet Orthopedics, which was subsequently amended several times, most recently in March 2013. Pursuant to the agreement, we have agreed to exclusively supply to Biomet Orthopedics and Biomet Orthopedics has agreed to exclusively purchase Septocoll® and Septocoll E®, our bioresorbable, dual-action collagen sponge product, from us. The agreement provides that all know-how, manufacturing and technical data, instructions, specifications and experiences as well as all test methods developed in connection with the products, as specified, are owned by Biomet Orthopedics and we receive a limited royalty-free license to the same for the term of the agreement. Biomet Orthopedics also supplies us with gentamicin pursuant to the agreement. The agreement automatically terminates on December 31, 2018 and may be terminated by either party for cause prior to that date. We have also agreed on certain annual minimum purchase order requirements and parameters for pricing for future supplies of products and Biomet Orthopedics has paid to us certain advances for future supplies of products through the current end of the term.

Biomet 3i, LLC

In April 2013, we entered into an Exclusive Distribution Agreement with Biomet 3i, pursuant to which we granted Biomet 3i the exclusive right to distribute and sell our RegenePro range of products in all countries, republics, states, and areas of the world with the exception of Brunei Darussalam, Cambodia, Hong Kong, Indonesia, Laos, Macau, Malaysia, Myanmar, Philippines, Singapore, Taiwan, Thailand, The People’s Republic of China and Vietnam. Pursuant to the agreement, Biomet 3i has agreed to not sell or distribute any competitive products in the Biomet 3i territory and to purchase certain minimum amounts of product. The agreement has a 15-year term, can be terminated by either party during the first two years of the term with six months notice and during the remainder of the term with 18 months notice. The agreement can also be terminated by either party for breach.

Pioneer Pharma Co. Ltd.

In October 2011, we entered into a Licensing, Manufacturing and Supply Agreement with Pioneer Pharma Co. Ltd., or Pioneer, pursuant to which we granted Pioneer the exclusive right to distribute and sell CollaGUARD in The People’s Republic of China, including the territories of Hong Kong, Macau and Taiwan for adhesion barrier and any other indication approved by EU regulatory authorities and the FDA. In August 2012, we expanded the territory in which Pioneer has the right to distribute and sell CollaGUARD to include Brunei Darussalam, Cambodia, Indonesia, Laos, Malaysia, Myanmar, Singapore and Vietnam. Pioneer has agreed not to enter into similar arrangements for competitive products in its territory. The agreement provides that Pioneer is responsible for compiling, submitting and maintaining the product’s registration and associated costs in its territory and is required to place agreed-upon minimum purchase orders within a certain time period after the product gains marketing approval in the Pioneer territory. In addition, Pioneer is required to make certain scheduled payments which are creditable against future supply of product. The agreement has a ten-year term and can be terminated by either party for breach.

Government Regulation

Government authorities in the United States (at the federal, state and local level) and in other countries extensively regulate, among other things, the research, development, testing, manufacturing, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug and medical device products such as those we are developing. XaraColl, Cogenzia and our other drug candidates, and CollaGUARD and our other medical device product candidates or products only marketed in certain countries must be approved or cleared by the FDA before they may be legally marketed in the United States and by the appropriate foreign regulatory agency before they may be legally marketed in foreign countries.

United States Drug Development and Review

Drug Development Process

In the United States, the FDA regulates drugs, such as XaraColl and Cogenzia, under the Federal Food, Drug, and Cosmetic Act, or FDCA, and implementing regulations. Drugs are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant to administrative or judicial sanctions. FDA sanctions could include, among other actions, refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning and notice of violation letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution injunctions, unfavorable inspections, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	Completion of extensive nonclinical, or preclinical, laboratory trials, preclinical animal trials and formulation trials in accordance with applicable regulations, including the FDA’s Good Laboratory Practice, or GLP, regulations;
•	Submission to the FDA of an IND which must become effective before human clinical trials may begin;
•	Performance of adequate and well-controlled human clinical trials in accordance with applicable regulations, including cGCP, regulations to establish the safety and efficacy of the proposed drug for its proposed indication;
•	Submission to the FDA of an NDA for a new drug product;
•	A determination by the FDA within 60 days of its receipt of an NDA to accept the NDA for filing and review;
•	Satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the drug is produced to assess compliance with the FDA’s current good manufacturing practice, or cGMP, regulations to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;
•	Potential FDA audit of the preclinical and/or clinical trial sites that generated the study data in support of the NDA; and
•	FDA review and approval of the NDA.

Before testing any compounds with potential therapeutic value in humans, the drug candidate enters the preclinical trial stage. Preclinical trials include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal trials to assess the potential safety and activity of the drug candidate. The conduct of the preclinical trials must comply with federal regulations and requirements including GLP. The sponsor must submit the results of the preclinical trials, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for human trials. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical trials and places the IND on clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a drug candidate at any time before or during clinical trials due to safety concerns, noncompliance with IND requirements, and other deficiencies. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such trial.

Clinical trials involve the administration of the drug candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCP, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Further, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers issues such as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. There are also requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

•	Phase 1. The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism and pharmacologic action of the drug in human distribution and excretion, the side effects associated with increasing dosages, and if possible, to gain early evidence of effectiveness. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human trial is often conducted in patients.

•	Phase 2. The drug is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the effectiveness of the drug for a specific indication or indications in patients with the disease or condition under study and to determine dosage tolerance, optimal dosage and dosing schedule. Phase 2 trials are sometimes further divided into Phase 2a and Phase 2b trials. Phase 2a trials are typically smaller and shorter in duration, and generally consist of patient exposure-response trials which focus on proving the hypothesized mechanism of action. Phase 2b trials are typically higher enrolling and longer in duration, and generally consist of patient dose-ranging trials which focus on finding the optimum dosage at which the drug shows clinical benefit with minimal side effects.
•	Phase 3. Clinical trials are undertaken after preliminary evidence suggesting effectiveness has been obtained and are intended to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall benefit/risk ratio of the product and provide an adequate basis for product approval. Generally, two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of an NDA. Phase 3 clinical trials usually involve several hundred to several thousand participants.

Post-approval trials, or Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 trials.

The FDCA permits the FDA and an IND sponsor to agree in writing on the design and size of clinical trials intended to form the primary basis of a claim of effectiveness in an NDA. This process is known as a Special Protocol Assessment, or SPA. We have an SPA in place for our Phase 3 registration trial for Cogenzia. An SPA agreement may not be changed by the sponsor or the FDA after the trial begins except with the written agreement of the sponsor and the FDA, or if the FDA determines that a substantial scientific issue essential to determining the safety or effectiveness of the drug was identified after the trial began. For certain types of protocols, including carcinogenicity protocols, stability protocols, and Phase 3 protocols for clinical trials that will form the primary basis of an efficacy claim, the FDA has agreed under its performance goals associated with the Prescription Drug User Fee Act, or PDUFA, to provide a written response on most protocols within 45 days of receipt. However, the FDA does not always meet its PDUFA goals, and additional FDA questions and resolution of issues leading up to an SPA agreement may result in the overall SPA process being much longer, if an agreement is reached at all.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events or any finding from trials in laboratory animals that suggests a significant risk for human subjects. Phase 1, Phase 2 and Phase 3 clinical trials may fail to be completed successfully within any specified period, if at all. The FDA, the IRB, or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. An IRB can suspend or terminate approval of a clinical trial at its institution if, among other things, the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or data monitoring committee. This group provides authorization for whether or not a trial may move forward at designated checkpoints based on access to certain data from the trial. We may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate.

Concurrent with clinical trials, companies usually complete additional animal trials and must also develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final drug. Additionally, appropriate packaging must be selected and tested and stability trials must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life. Labeling of the product must also be developed.

FDA Review and Approval Processes

The results of product development, preclinical trials and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product.

The NDA includes both negative or ambiguous results of preclinical and clinical trials as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including trials initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational drug product to the satisfaction of the FDA. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances.

For XaraColl, we intend to submit an NDA under Section 505(b)(2) of the FDCA, which allows us to submit an NDA as an application that contains full reports of investigations of safety and effectiveness in which at least some of the information required for approval comes from studies not conducted by or for the 505(b)(2) applicant, but instead from published literature reports and/or the FDA’s findings of safety and/or effectiveness for one or more approved drugs, and for which the 505(b)(2) applicant has not obtained a right of reference or use.

In addition, under the Pediatric Research Equity Act, or PREA, an NDA or supplement to an NDA for any new active ingredient, indication, dosage form, or route of administration must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted. However, if only one indication for a product has orphan designation, a pediatric assessment may still be required for any applications to market that same product for the non-orphan indication(s).

The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information rather than accepting an NDA for filing. The FDA must make a decision on accepting an NDA for filing within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has ten months from the 60-day filing date in which to complete its initial review of a standard NDA and respond to the applicant, and six months for a priority NDA. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs, and the review process is often significantly extended by FDA requests for additional information or clarification.

After the NDA submission is accepted for filing, the FDA reviews the NDA to determine, among other things, whether the proposed product is safe and effective for its intended use, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, strength, quality and purity. The FDA may refer applications for novel drug or biological products or drug or biological products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical sites to assure compliance with cGCP requirements. After the FDA evaluates the application, manufacturing process and manufacturing facilities and other relevant information, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications under specific conditions of use set out in the approved labeling. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter usually describes all of the specific deficiencies in the NDA identified by the FDA. The Complete Response Letter may require additional clinical data and/or an additional pivotal Phase 3 clinical trial(s), and/or other significant and time-consuming requirements related to clinical trials, preclinical trials or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter or withdraw the application. Even if such data and information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data.

If the FDA approves the NDA, the drug’s approved labeling will be limited to specific diseases, dosages and indications and will include certain contraindications, warnings and/or precautions. The FDA may condition the approval of the NDA on changes to the proposed labeling, development of adequate controls and specifications or a commitment to conduct one or more post-market trials or clinical trials. For example, the FDA may require post-approval studies which involve clinical trials designed to further assess a drug’s safety and effectiveness and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized. The FDA may also determine that a risk evaluation and mitigation strategy, or REMS, is necessary to assure the safe use of the drug. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS; the FDA will not approve the NDA without an approved REMS, if required. A REMS could include medication guides, physician or patient communication plans, or other elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Following approval of an NDA with a REMS, the sponsor is responsible for marketing the drug in compliance with the REMS and must submit periodic REMS assessments to the FDA. Any of these limitations could restrict the commercial value of the product.

Expedited Development and Review Programs

The FDA has several overlapping programs that are intended to expedite or facilitate the process for reviewing new drug products that meet certain criteria. Specifically, new drugs are eligible for Fast Track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. We intend to seek designation of Cogenzia as a QIDP and if such designation is obtained, explore rapid approval opportunities (e.g., Fast Track designation, priority review, accelerated approval and/or breakthrough therapy designation) for Cogenzia. No assurance can be given that such application will be accepted. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. Unique to a Fast Track product, the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

Any product submitted to the FDA for approval, including a product with a Fast Track designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review. Additionally, a product may be eligible for accelerated approval. Drug products studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug or biological product receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

The FDA may also expedite the approval of a designated breakthrough therapy, which is a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The sponsor of a breakthrough therapy may request the FDA to designate the drug as a breakthrough therapy at the time of, or any time after, the submission of an IND for the drug. If FDA designates a drug as a breakthrough therapy, it must take actions appropriate to expedite the development and review of the application, which may include holding meetings with the sponsor and the review team throughout the development of the drug; providing timely advice to, and interactive communication with, the sponsor regarding the development of the drug to ensure that the development program to gather the nonclinical and clinical data necessary for approval is as efficient as practicable; involving senior managers and experienced review staff, as appropriate, in a collaborative, cross-disciplinary review; assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor; and taking steps to ensure that the design of the clinical trials is as efficient as practicable, when scientifically appropriate, such as by minimizing the number of patients exposed to a potentially less efficacious treatment.

Fast Track designation, priority review and breakthrough therapy designation do not change the standards for approval but may expedite the development or approval process.

Post-Approval Requirements for Approved Drugs

Any drug products for which we receive FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, and complying with FDA promotion and advertising requirements, which include, among other requirements, standards for direct-to-consumer advertising, restrictions on promoting drugs for uses or in patient populations that are not described in the drug’s approved labeling (known as “off-label use”), limitations on industry sponsored scientific and educational activities, and requirements for promotional activities involving the internet. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such off-label uses.

In addition, quality control and manufacturing procedures must continue to conform to applicable manufacturing requirements after approval. We are relying exclusively on our facility in Saal, Germany, for the production of clinical and commercial quantities of our products in accordance with cGMP regulations, which has not yet been cGMP approved. cGMP regulations require among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer or holder of an approved NDA, including, among other things, recall or withdrawal of the product from the market. In addition, changes to the manufacturing process are strictly regulated, and depending on the significance of the change, may require prior FDA approval before being implemented and development of and submission of data to support the change. Other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval, as well as, possibly, the development and submission of data to support the change.

The FDA also may require post-approval, sometimes referred to as Phase 4, trials and surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product. Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures, such as a REMS. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our products under development.

United States Premarket Clearance and Approval Requirements for Medical Devices

Unless an exemption applies, each medical device, such as CollaGUARD or our other device products or product candidates, we wish to distribute commercially in the United States will require either prior premarket notification (510(k)) clearance or prior approval of a PMA application from the FDA. The FDA classifies medical devices into one of three classes. Devices deemed to pose low to moderate risk are placed in either class I or II, which, absent an exemption, requires the manufacturer to file with the FDA a 510(k) submission requesting permission for commercial distribution. This process is known as 510(k) clearance. Some low-risk devices are exempt from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or certain implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in class III, requiring approval of a PMA application. CollaGUARD is a Class III device requiring premarket approval. Both premarket clearance and PMA applications are subject to the payment of user fees, paid at the time of submission for FDA review. The FDA can also impose restrictions on the sale, distribution or use of devices at the time of their clearance or approval, or subsequent to marketing.

510(k) Clearance Pathway

To obtain 510(k) clearance, we must file a 510(k) submission demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of PMA applications. The FDA’s 510(k) clearance pathway usually takes from three to 12 months from the date the application is completed and filed, but it can take significantly longer and clearance is never assured. Although many 510(k) submissions are cleared without clinical data, in some cases, the FDA requires significant clinical data to support substantial equivalence. In reviewing a 510(k) submission, the FDA may request additional information, including clinical data, which may significantly prolong the review process. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) clearance or, depending on the modification, could require de novo review or a PMA application. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination that a new 510(k) submission is not required for the modification of an existing device, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance, successful de novo review or approval of a PMA application is obtained. If the FDA requires us to seek 510(k) clearance, de novo review or approval of a PMA application for any modifications to a previously cleared product, we may be required to cease marketing or recall the modified device until we obtain FDA marketing authorization. In addition, in these circumstances, we may be subject to significant regulatory fines or penalties for failure to submit for marketing authorization.

Premarket Approval Pathway

A PMA application must be submitted if the device is not exempt and cannot be cleared through the 510(k) process, which will be the case for CollaGUARD. The PMA application process is generally more costly and time consuming than the 510(k) premarket clearance process and requires proof of the safety and effectiveness of the device to the FDA’s satisfaction. Accordingly, a PMA application must be supported by extensive data including, but not limited to, technical information regarding device design and development, pre-clinical and clinical trials, manufacturing data and labeling to support the FDA’s determination that the device is safe and effective for its intended use. After a PMA application is deemed complete, the FDA will accept the application for filing and begin an in-depth review of the submitted information. By statute, the FDA has 180 days to review the “accepted application,” although, generally, review of the application takes between one and three years, but may take significantly longer. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with Quality System Regulation, or QSR, which requires elaborate design development, testing, production control, documentation and other quality assurance procedures and measures upon the design, manufacturing and distribution process. The FDA may approve a PMA application with post-approval conditions intended to ensure the safety and effectiveness of the device including, among other things, restrictions on labeling, promotion, sale and distribution, collection of long-term follow-up data from patients in the clinical trial that supported approval, or new post-approval studies. Failure to comply with the conditions of approval can result in materially adverse enforcement action, including the loss or withdrawal of the approval. PMA supplements are required for modifications that could affect device safety or effectiveness, including, for example, certain types of modifications to the device’s indication for use, manufacturing process, labeling and design. PMA supplements often require submission of the same type of information as an original PMA application, except that the supplement is limited to information needed to support any changes to the device covered by the original PMA application, and may not require as extensive clinical data or the convening of an advisory panel.

Clinical Trials

A clinical trial is almost always required to support a PMA application and may be required for 510(k) premarket clearance. We expect that CollaGUARD, as a Class III device, will require a single pivotal trial for PMA approval. In the United States, absent certain limited exceptions, human clinical trials intended to support product clearance or approval require an IDE application which the FDA reviews. Some types of trials deemed to present “non-significant risk” are deemed to have an approved IDE once certain requirements are addressed and IRB approval is obtained. If the device presents a “significant risk” to human health, as defined by FDA regulations, the sponsor must submit an IDE application to the FDA and obtain IDE approval prior to commencing the human clinical trials. The IDE application must be supported by appropriate data, such as animal and laboratory trial results, showing that it is safe to evaluate the device in humans and that the trial protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of subjects, unless the product is deemed a non-significant risk device and eligible for more abbreviated IDE requirements. Clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the responsible institutional review boards at the clinical trial sites. There can be no assurance that submission of an IDE will result in the ability to commence clinical trials. Additionally, after a trial begins, the FDA may place it on hold or terminate it if, among other reasons, it concludes that the clinical subjects are exposed to unacceptable health risks that outweigh the benefits of participation in the trial. During a trial, we are required to comply with the FDA’s IDE requirements for investigator selection, trial monitoring, reporting, record keeping and prohibitions on the promotion or commercialization of investigational devices or making safety or efficacy claims for them, among other things. We are also responsible for the appropriate labeling and distribution of investigational devices. Our clinical trials must be conducted in accordance with FDA regulations and federal and state regulations concerning human subject protection, including informed consent and healthcare privacy. The investigators must also obtain patient informed consent, rigorously follow the investigational plan and trial protocol, control the disposition of investigational devices and comply with all reporting and recordkeeping requirements, among other things. The FDA’s grant of permission to proceed with clinical trials does not constitute a binding commitment that the FDA will consider the trial design adequate to support commercial marketing clearance or approval. In addition, there can be no assurance that the data generated during a clinical trial will meet chosen safety and effectiveness endpoints or otherwise produce results that will lead the FDA to grant marketing clearance or approval. Similarly, in Europe, the clinical trial must be approved by the local ethics committee and in some cases, including trials of high-risk devices, by the Ministry of Health in the applicable country.

Pervasive and Continuing FDA Regulation for Medical Devices

After a device is placed on the market, regardless of its classification or premarket pathway, numerous regulatory requirements apply. These include, but are not limited to:

•	establishing establishment registration and device listings with the FDA;
•	Quality System Regulation, or QSR, which requires manufacturers, including third-party manufacturers and certain other parties, to follow stringent design, testing, process control, documentation, CAPA, complaint handling and other quality assurance procedures, as applicable;
•	labeling statutes and regulations, which prohibit the promotion of products for uncleared or unapproved, or off-label, uses and impose other restrictions on labeling;
•	clearance or approval of product modifications that could affect (or for 510(k) devices, significantly affect) safety or effectiveness or that would constitute a change (or for 510(k) devices, a major change) in intended use;
•	medical device reporting regulations, which require that manufacturers report to the FDA if an event reasonably suggests that their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction of the same or a similar device of the manufacturer were to recur;
•	corrections and removals reporting regulations, which require that manufacturers report to the FDA field corrections and product removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA, that may present a risk to health. In addition, FDA may order a mandatory recall if there is a reasonable probability that the device would cause serious adverse health consequences or death; and
•	post-approval restrictions or conditions, including requirements to conduct post-market surveillance studies to establish additional safety or efficacy data.

The FDA has broad post-market and regulatory enforcement powers. The agency may conduct announced and unannounced inspections to determine compliance with the QSR and other regulations, and these inspections may include the manufacturing facilities of subcontractors. Failure by us or our suppliers to comply with applicable regulatory requirements can result in enforcement action by the FDA or other regulatory authorities, which may result in sanctions and related consequences including, but not limited to:

•	untitled letters or warning letters;

•	fines, injunctions, consent decrees and civil penalties;
•	recall, detention or seizure of our products;
•	operating restrictions, partial suspension or total shutdown of production;
•	refusal of or delay in granting our requests for 510(k) clearance or premarket approval of new products or modified products;
•	withdrawing 510(k) clearance or premarket approvals that are already granted;
•	refusal to grant export approval for our products;
•	criminal prosecution; and
•	unanticipated expenditures to address or defend such actions.

We are subject to announced and unannounced device inspections by FDA and other regulatory agencies overseeing the implementation and adherence of applicable local, state and federal statutes and regulations.

Affordable Care Act

•	In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the Affordable Care Act, was enacted, which includes measures that have or will significantly change the way health care is financed by both governmental and private insurers. Among the provisions of the Affordable Care Actof greatest importance to the pharmaceutical industry are the following:
•	The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services as a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. Effective in 2010, the Affordable Care Actmade several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers’ rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs and biologic agents from 15.1% of average manufacturer price (AMP) to 23.1% of AMP and adding a new rebate calculation for “line extensions” (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP. The Affordable Care Actalso expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization as of 2010. Per a ruling by the U.S. Supreme Court in 2012, states have the option to expand their Medicaid programs which in turn expands the population eligible for Medicaid drug benefits. The Centers for Medicare and Medicaid Services, or CMS, has proposed to expand Medicaid rebate liability to the territories of the United States as well. In addition, the Affordable Care Actprovides for the public availability of retail survey prices and certain weighted average AMPs under the Medicaid program. The implementation of this requirement by the CMS may also provide for the public availability of pharmacy acquisition of cost data, which could negatively impact our sales.
•	In order for a pharmaceutical product to receive federal reimbursement under the Medicare Part B and Medicaid programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer. Effective in 2010, the Affordable Care Actexpanded the types of entities eligible to receive discounted 340B pricing, although, under the current state of the law, with the exception of children’s hospitals, these newly eligible entities will not be eligible to receive discounted 340B pricing on orphan drugs when used for the orphan indication. In July 2013, the Health Resources and Services Administration (HRSA) issued a final rule allowing the newly eligible entities to access discounted orphan drugs if used for non-orphan indications. While the final rule was vacated by a federal court ruling, HRSA has stated it will continue to allow discounts for orphan drugs when used for any indication other than for orphan indications. In addition, as 340B drug pricing is determined based on AMP and Medicaid rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discount to increase.
•	Effective in 2011, the Affordable Care Actimposed a requirement on manufacturers of branded drugs and biologic agents to provide a 50% discount off the negotiated price of branded drugs dispensed to Medicare Part D patients in the coverage gap (i.e., “donut hole”).
•	Effective in 2011, the Affordable Care Actimposed an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications.
•	The Affordable Care Actrequired pharmaceutical manufacturers to track certain financial arrangements with physicians and teaching hospitals, including any “transfer of value” made or distributed to such entities, as well as any ownership or investment interests held by physicians and their immediate family members. Manufacturers were required to begin tracking this information in 2013 and to report this information to CMS by March 2014.
•	As of 2010, a new Patient-Centered Outcomes Research Institute was established pursuant to the Affordable Care Actto oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. The research conducted by the Patient-Centered Outcomes Research Institute may affect the market for certain pharmaceutical products.

•	The Affordable Care Act created the Independent Payment Advisory Board, IPAB, which, beginning in 2014, will have authority to recommend certain changes to the Medicare program to reduce expenditures by the program that could result in reduced payments for prescription drugs. Under certain circumstances, these recommendations will become law unless Congress enacts legislation that will achieve the same or greater Medicare cost savings. IPAB recommendations are only required when Medicare spending exceeds a target growth rate established by the Affordable Care Act. Members of the IPAB have still not been appointed and Medicare cost growth is below the threshold that would require IPAB recommendations.
•	The Affordable Care Actestablished the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending. Funding has been allocated to support the mission of the Center for Medicare and Medicaid Innovation from 2011 to 2019.

Pediatric Exclusivity

Pediatric exclusivity is another type of regulatory market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to any existing exclusivity period or patent term. This six-month exclusivity may be granted by FDA based on the completion of a pediatric trial in accordance with a “Written Request” for such as outlined in §505A(d)(2) of the FDCA. Recently, the Food and Drug Administration Safety and Innovation Act, or FDASIA, amended the FDCA. FDASIA requires that a sponsor who is planning to submit a marketing application for a drug or biological product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, ideally within sixty days of an end-of-phase 2 meeting or as may be agreed between the sponsor and FDA but no later than 210 days before submission of the NDA or supplement. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. FDA and the sponsor must reach agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from nonclinical studies, early phase clinical trials, and/or other clinical development programs.

United States Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of the FDA approval of the use of our drug or device candidates, some of our U.S. patents or patents issuing based on our pending and future patent applications may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND or IDE and the submission date of an NDA or PMA, respectively, plus the time between the submission date of an NDA or PMA and the approval of that application. Only one patent applicable to an approved drug or device is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may intend to apply for restoration of patent term for one of our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA.

Market exclusivity provisions under the FDCA can also delay the submission or the approval of certain competing marketing applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder. The FDCA also provides three years of marketing exclusivity for an NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, clinical investigations to support new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of any full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical and clinical trials necessary to demonstrate safety and effectiveness. An applicant submitting an ANDA would be required to demonstrate bioequivalency in patients comparing their candidate product to our product. Establishment of bioequivalency in patients can be a costly and challenging undertaking.

Other types of non-patent marketing exclusivity include orphan drug exclusivity under the Orphan Drug Act, which may offer a seven-year period of marketing exclusivity as described above, and pediatric exclusivity under the Best Pharmaceuticals for Children Act, which may add six months to existing exclusivity periods and patent terms. This six-month pediatric exclusivity may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “Written Request” for such a trial.

The GAIN Act amended the FDCA in 2012 to increase the incentives for drug manufacturers to produce new antibiotics for treating serious and life-threatening bacterial and fungal infections. A qualifying product may be designated by FDA as a QIDP. QIDP designation for an antibiotic drug adds an additional five years of market exclusivity, in addition to the 5-year and 3-year periods discussed above. To obtain the benefit of additional exclusivity, a company must seek and obtain QIDP status before submitting its NDA to the FDA. QIDP designation also provides access to priority review of the NDA and eligibility for Fast Track designation by the FDA. We intend to seek a QIDP for Cogenzia.

Non-United States Government Regulation

In addition to regulations in the United States, we will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales, promotion and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. We, or our local partners, have filed marketing authorization applications for Cogenzia in Argentina, Australia, India, Mexico and the Russian Federation and have obtained approval for Cogenzia in Canada, Jordan and Saudi Arabia. We plan to submit a Community MA for Cogenzia in the EU in the event our Phase 3 trials for Cogenzia are successful. We, or our local partners, have also filed marketing authorization applications for CollaGUARD in Argentina, Australia, Canada, Hong Kong, Mexico, Belarus, Kazakhstan and Taiwan. We obtained a CE Mark for CollaGUARD in the EU in October 2011 and have received approval for CollaGUARD in India, Israel, the Philippines, the Russian Federation, Saudi Arabia, Singapore, Thailand and Vietnam and require no further registration of approval to market CollaGUARD in New Zealand.

Non-United States Government Regulation Applicable to Drugs

Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like an IND prior to the commencement of human clinical trials. If we fail to comply with applicable foreign regulatory requirements, we may be subject in those countries to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

In the EEA (which is comprised of the 27 Member States of the European Union plus Iceland, Liechtenstein and Norway), for example, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations:

•	The Community MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the EMA Committee for Medicinal Products for Human Use (CHMP), and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, and medicinal products containing a new active substance indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union.
•	National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA (the Reference Member State, or RMS), this National MA can be recognized in other Member States (the Concerned Member States, or CMS) through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure, an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the RMS. The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics, or SPC, and a draft of the labeling and package leaflet, which are sent to the CMS for their approval. If the CMS raise no objections, based on a potential serious risk to public health, to the assessment, SPC, labeling, or packaging proposed by the RMS, the product is subsequently granted a national MA in all the Member States (i.e., in the RMS and the CMS). If one or more CMS raise objections based on a potential serious risk to public health, the application is referred to the Coordination group for mutual recognition and decentralized procedure for human medicinal products (the CMDh), which is composed of representatives of the EEA Member States. If a consensus cannot be reached within the CMDh the matters is referred for arbitration to the CHMP, which can reach a final decision binding on all EEA Member States. A similar process applies to disputes between the RMS and the CMS in the Mutual Recognition Procedure.

As with FDA approval, we may not be able to secure regulatory approvals in Europe in a timely manner, if at all. Additionally, as in the United States, post-approval regulatory requirements, such as those regarding product manufacture, marketing, or distribution, would apply to any product that is approved in Europe, and failure to comply with such obligations could have a material adverse effect on our ability to successfully commercialize any product.

With respect to the conduct of clinical trials in the European Union a clinical trial application, or CTA, must be submitted to each country’s national health authority and an independent ethics committee, much like the FDA and IRB requirements in the United States, respectively. Once the CTA is approved in accordance with a country’s requirements, clinical trials may proceed.

In addition to regulations in Europe and the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial distribution of any future products. For other countries outside of the European Union, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials are conducted in accordance with cGCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

Non-United States Government Regulation Applicable to Medical Devices

The advertising and promotion of our products in the EEA is subject to the provisions of the Medical Devices Directive, Directive 2006/114/EC concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other national legislation in the EEA countries governing the advertising and promotion of medical devices. The European Commission has submitted a Proposal for a Regulation of the European Parliament and the Council on medical devices, amending Directive 2001/83/EC, Regulation (EC) No 178/2002 and Regulation (EC) No 1223/2009, to replace, inter alia, Directive 93/42/EEC and to amend regulations regarding medical devices in the European Union, which could result in changes in the regulatory requirements for medical devices in Europe. In Germany, the advertising and promotion of our products can also be subject to restrictions provided by the German Act Against Unfair Competition (Gesetz gegen den unlauteren Wettbewerb) and the law on the advertising of medicines (Heilmittelwerbegesetz), criminal law, and some codices of conduct with regard to medical products and medical devices among others. These laws may limit or restrict the advertising and promotion of our products to the general public and may impose limitations on our promotional activities with healthcare professionals.

Sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. In order to market our products outside the United States, we must obtain regulatory approvals or CE Certificates of Conformity and comply with extensive safety and quality regulations. The time required to obtain approval by a foreign country or to obtain a CE Certificate of Conformity may be longer or shorter than that required for FDA clearance or approval, and the requirements may differ. In the EEA, we are required to obtain Certificates of Conformity before drawing up an EC Declaration of Conformity and affixing the CE Mark of conformity to our medical devices. Many other countries, such as Australia, India, New Zealand, Pakistan and Sri Lanka, accept CE Certificates of Conformity or FDA clearance or approval although others, such as Brazil, Canada and Japan require separate regulatory filings.

Reimbursement

Sales of our products will depend, in part, on the extent to which our products will be covered by third-party payors, such as government health care programs, statutory health insurances, commercial insurance and managed healthcare organizations. These third-party payors are increasingly reducing reimbursements for medical products and services. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, competitive bidding program, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Decreases in third-party reimbursement for our product candidates or a decision by a third-party payor to not cover our product candidates could reduce physician usage of our products once approved and have a material adverse effect on our sales, results of operations and financial condition.

Fraud and Abuse Laws

We will also be subject to several healthcare regulation and enforcement by the federal government and the states and foreign governments in which we will conduct our business once our products are approved. The laws that may affect our ability to operate include:

•	the federal healthcare programs’ Anti-Kickback Law, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs;
•	federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent;
•	federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•	federal Civil Monetary Penalties Law that prohibits various forms of fraud and abuse involving the Medicare and Medicaid programs;
•	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers;
•	for Europe, directive 2006/114/EC concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other national legislation in the European Union governing the advertising and promotion of medical devices; and
•	in Germany the advertising and promotion of our products can be subject to restrictions provided by the German Act Against Unfair Competition protecting against commercial practices which unacceptably harass a market participants.

Healthcare Privacy and Security Laws

We may be subject to, or our marketing activities may be limited by the federal Health Insurance Portability and Accountability Act of 1996, HIPAA, and its implementing regulations, which established uniform standards for certain “covered entities” (healthcare providers, health plans and healthcare clearinghouses) governing the conduct of certain electronic healthcare transactions and protecting the security and privacy of protected health information. The American Recovery and Reinvestment Act of 2009, commonly referred to as the economic stimulus package, included sweeping expansion of HIPAA’s privacy and security standards called the Health Information Technology for Economic and Clinical Health Act, or HITECH, which became effective on February 17, 2010. Among other things, the new law makes HIPAA’s privacy and security standards directly applicable to “business associates,” independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions.

In Europe and Germany, we may be subject to strict data protection regulations, in particular with regard to health data of individuals, which are categorized as “special categories of personal data” pursuant to Section 3 subsection 9 German Federal Data Protection Act (Bundesdatenschutzgesetz). “Personal data” refers to any information relating to an identified or identifiable natural person (data subject); an identifiable person is one who can be identified, directly or indirectly, in particular by reference to an identification number or to one or more factors specific to his physical, physiological, mental, economic, cultural or social identity. The special categories of data such as health data may only be processed if the data subject consented to such processing or if (i) this is necessary in order to protect vital interests of the data subject or of a third-party, in so far as the data subject is unable to provide consent for physical or legal reasons; (ii) the data concerned have evidently been made public by the data subject; (iii) this is necessary in order to assert, exercise or defend legal claims and there is no reason to assume that the data subject has an overriding legitimate interest in excluding such collection, processing or use; or (iv) this is necessary for the purposes of scientific research, where the scientific interest in carrying out the research project substantially outweighs the data subject’s interest in excluding collection, processing and use and the purpose of the research cannot be achieved in any other way or would otherwise necessitate disproportionate effort. Therefore, we may be subject to and our marketing activities may be limited by the regulations regarding the data protection of individuals (e.g., according to the Directive 95/46/EC of the European Parliament and of the Council of 24 October 1995 on the protection of individuals with regard to the processing of personal data and on the free movement of such data as well as to the German Federal Data Protection Act). These regulations could also restrict the transfer of data from Germany/Europe to the United States. The general transfer of personal data outside of Europe is prohibited according to Section 4b subsection 2 sentence 2 German Federal Data Protection Act (implementing Art. 25 subsection 1 of the Directive 95/46/EC) if the data importer cannot guarantee an appropriate standard of data protection. A transfer of personal data to a non-EU member state (third country) is allowed only if the third country guarantees a reasonable standard of protection. Currently the United States is not regarded to be a country with an appropriate level of data protection meaning that further contractual arrangements have to be adopted to permit the international transfer of personal data to the United States. European data protection law is currently under review. A newly proposed European Data Protection Regulation is currently being negotiated by the European institutions. On March 12, 2014, the European Parliament voted for a new Regulation of the European Parliament and of the Council on the protection of individuals with regard to the processing of personal data and on the free movement of such data (General Data Protection Regulation) which is expected to further strengthen the European data protection law.

C.	ORGANIZATIONAL STRUCTURE

The registrant, Innocoll AG, a German stock corporation, has four direct and indirect subsidiaries which are listed on Exhibit 8.1 hereto. We primarily operate our business out of our Irish subsidiary Innocoll Pharmaceuticals Ltd., an Irish private limited company, and our U.S. subsidiary, Innocoll, Inc. Syntacoll GmbH, a German limited liability company and a wholly-owned subsidiary of Innocoll Pharmaceuticals Ltd. is responsible for the manufacturing of our products and product candidates.

D.	PROPERTY, PLANT AND EQUIPMENT

Our manufacturing facility is located on a site in Saal, Germany and consists of two production facilities, which occupy a total of approximately 30,000 square feet, and an office building of approximately 6,500 square feet. We have leased the facilities pursuant to a lease agreement dated April 2009 for a 10-year term, which is subject to additional five-year renewal options. Activities in this facility include the manufacture of all our products and product candidates and quality control testing, product storage, development of analytical methods, research and development, the coordination of clinical and regulatory functions, and general administrative functions. We intend to renovate and expand our existing facility to approximately 50,000 square feet to expand its production capacity to support commercial production of XaraColl and Cogenzia, commencing in 2015 and the expanded facility is expected to be fully operational by the second half of 2016. This production line is designed to meet forecasted market demand to manufacture all our marketed products (including those marketed and sold through our partners) as well as projected demand for our late-stage product candidates, XaraColl and Cogenzia. We believe that once our factory expansion program has been completed, our facility will be adequate to meet our current needs, and that suitable additional alternative spaces will be available in the future on commercially reasonable terms, if required.

Our corporate headquarters are located in Athlone, Ireland, where we lease an office and we also lease a corporate office in Newton Square, PA in the U.S.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations together with the information under “Selected Financial Data” and our consolidated audited financial statements, including the notes thereto, included in this annual report. The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which might differ in material respects from generally accepted accounting principles in other jurisdictions. Statements in this annual report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the United States Federal securities laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under “Item 3. Key Information – D. Risk Factors” in this annual report as well as those discussed elsewhere in this annual report and in our other filings with the Securities and Exchange Commission.

A.	OPERATING RESULTS

Overview

We are a global, commercial stage, specialty pharmaceutical company, with late-stage development programs targeting areas of significant unmet medical need. We were incorporated in Delaware under the name Innocoll, Inc. in December 1997 and renamed Innocoll Holdings, Inc. in May 2004. Since 2004, our research and business development has been led and coordinated by our Irish subsidiaries. These Irish entities own our intellectual property and will be subject to Irish corporate tax on their future profits after the utilization of their tax losses. The applicable Irish corporate tax rate is 12.5%. In July 2013, we re-domiciled Innocoll Holdings, Inc. from the United States to Germany pursuant to a contribution-in-kind and share for share exchange into the recently formed Innocoll GmbH, a German limited liability company, as a result of which Innocoll Holdings, Inc. became Innocoll GmbH’s wholly-owned subsidiary. Accordingly, the consolidated information presented herein refers to Innocoll Holdings, Inc., as the “company,” and with its direct and indirect subsidiaries, collectively, as the “group,” for the period from January 1, 2012 until July 24, 2013 and to Innocoll AG, as the “company,” and with its direct and indirect subsidiaries, collectively, as the “group,” for the period from July 25, 2013 until December 31, 2014. On July 3, 2014, Innocoll GmbH transformed into a German stock corporation, “Innocoll AG.” Innocoll AG is effectively managed and controlled from Ireland and has, therefore, become tax resident in Ireland under the terms of the Ireland-Germany double tax treaty with effect as of January 1, 2014.

As of December 31, 2014, we had four marketed products: (i) CollaGUARD, which utilizes our CollaFilm® technology, a transparent, bioresorbable collagen film for the prevention of post-operative adhesions in multiple surgical applications, including digestive, colorectal, gynecological and urological surgeries; (ii) Collatamp Gentamicin Surgical Implant, or CollatampG, which utilizes our CollaRx® sponge technology indicated for the treatment or prevention of post-operative infection; (iii) Septocoll®, a bioresorbable, dual-action collagen sponge, indicated for the treatment or prevention of post-operative infection, which we manufacture and supply to Biomet Orthopedics Switzerland GmbH, or Biomet; and (iv) RegenePro, a bioresorbable collagen sponge for dental applications which we manufacture and supply to Biomet 3i.

All of our marketed products are currently sold by commercial partners. CollatampG has been marketed outside of the United States since 1985, and is currently approved for sale in 61 countries across Africa, Asia, Europe, Latin America and the Middle East. Jazz Pharmaceuticals, through its international division, EUSA Pharma, has rights to distribute CollatampG in all worldwide markets, excluding the United States. We have been supplying Septocoll to Biomet since 2001, for distribution to markets in Europe and the Middle East. CollaGUARD has been approved in 48 countries within Asia, Europe, Latin America and the Middle East. We are preparing for launch of the product in many of its currently approved countries through our established distribution partners, such as

Takeda Pharmaceutical Company Limited, or Takeda, which launched and distributed CollaGUARD in Russia in 2014 and is planning to add additional territories in 2015. RegenePro was launched by Biomet 3i in the United States in July 2014.

From 2004 to 2014, we incurred significant operating losses including a total of €48.9 million spent on research and development in relation to our products and product candidates. Our operating losses were €16.1 million, €6.9 million and €5.8 million for the years ended December 31, 2014, 2013 and 2012, respectively. We do not expect that our currently marketed products alone will generate revenue that is sufficient for us to achieve profitability because we expect to continue to incur significant expenses as we advance the development of XaraColl, Cogenzia, CollaGUARD and our other product candidates, seek FDA and other regulatory approval for our product candidates that successfully complete clinical trials and develop our sales force and marketing capabilities to prepare for the commercial launch of our product candidates. We also expect to incur additional expenses expanding our operational, financial and management information systems and personnel, including personnel to support our product development efforts and our obligations as a public reporting company. For us to become and remain profitable, we believe that we must succeed in commercializing XaraColl, Cogenzia, CollaGUARD or other product candidates with significant market potential.

Financial Operations Overview

Revenues

In the years ended December 31, 2014, 2013 and 2012, our revenue was derived primarily from the supply of CollaGUARD, CollatampG and Septocoll, our products manufactured by us and sold by our commercial partners. Supply revenue is derived from a contractual supply price paid to us by our commercial partners. In the case of some of our distribution agreements, including for the sale of CollatampG, the supply price is a contractually agreed percentage of the net sales price received by our distribution partner, which is net of discounts, returns, and allowances incurred. In this case, revenue is recognized in two parts: the first amount is recognized for the manufacture and sale of the product at the point of sale, and the final amount is added or deducted when the product is sold by the distributor based upon the net sale price achieved.

Accordingly, the primary factors that determine our revenues derived from our products are:

•	the level of orders submitted by our commercial partners;
•	the level of prescription and institutional demand for our products;
•	unit sales prices; and
•	the amount of gross-to-net sales adjustments realized by our commercial partners.

The following table sets forth a summary of our revenues by product for the years ended December 31, 2014, 2013 and 2012. The reasons for the increase in revenues in the years ended December 31, 2014 as compared to December 31, 2013 and the decrease in revenues in the year ended December 31, 2013 are more fully described in “—Results of Operations”:

	Year Ended December 31,		Increase/	% Increase/	Year Ended December 31,		Increase/	% Increase/
	2014	2013	(Decrease)	(Decrease)	2013	2012	(Decrease)	(Decrease)
	(euros in thousands)				(euros in thousands)
CollaGUARD	€349	€151	€198	131.1%	€151	€1,337	€(1,186)	(88.7)%
CollatampG	3,563	2,840	723	25.5%	2,840	2,185	655	30.0%
Septocoll	515	552	(37)	(6.7)%	552	719	(167)	(23.2)%
Other(1)	70	3	67	2,233.3%	3	71	(68)	(95.8)%
Total	€4,497	€3,546	€951	26.8%	€3,546	€4,312	€(766)	(17.8)%

(1)Includes supply revenue of RegenePro™, Zorpreva™ and Collexa™, insurance proceeds and license fees.

Cost of Sales

Cost of sales consists of the costs associated with producing our products for our commercial partners. In particular, our cost of sales includes:

•	manufacturing overhead and fixed costs associated with running our manufacturing facilities in Saal, Germany, including salaries and related costs of personnel involved with our manufacturing activities;
•	packaging, testing, freight and shipping; and
•	the cost of raw materials and active pharmaceutical ingredients.

All overhead costs associated with operating the manufacturing facility are included in the standard cost of our products as indirect costs and charged to cost of revenue based on sales volume.

Gross margins from supply revenue were (24%), (28%) and (6%) for the years ended December 31, 2014, 2013 and 2012, respectively. Our negative margin is primarily due to absorbing full indirect costs into the standard cost of our products. The amount of indirect costs included in cost of sales was €2.7 million, €2.2 million and €2.4 million for the years ended December 31, 2014, 2013 and 2012, respectively. Excluding these indirect costs, gross margins from supply revenue were 36%, 34%, and 51% for the years ended December 31, 2014, 2013 and 2012, respectively.

As we expand our manufacturing capacity in 2016 (as described in “Business—Facilities”) and increase production with the launch of new products, our indirect costs included in cost of sales will remain relatively fixed and therefore will decrease as a proportion of sales. Our direct costs consist primarily of labor associated with our batch production processes, quality control and manual packaging. In our expanded facility we will produce larger batch sizes and further automate our production and packaging processes, resulting in decreased labor costs per unit produced. Accordingly, our gross margins are expected to increase significantly with growth in product sales and expanded production capacity.

Research and Development Expenses

Our research and development expenses consist of expenses incurred in developing, testing, manufacturing and seeking regulatory approval of our product candidates, including:

•	expenses associated with regulatory submissions, clinical trials and manufacturing, including additional expenses to prepare for the commercial manufacture of XaraColl, Cogenzia and CollaGUARD, such as the hiring and training of additional personnel;
•	payments to third-party contract research organizations, contract laboratories and independent contractors;
•	payments made to regulatory consultants;
•	payments made to third-party investigators who perform clinical research on our behalf and clinical sites where such testing is conducted;
•	personnel related expenses, such as salaries, benefits, travel and other related expenses, including share-based compensation;
•	expenses incurred to maintain regulatory licenses, patents and trademarks; and
•	facility, maintenance, and allocated rent, utilities, and depreciation and amortization, and other related expenses.

Clinical trial expenses for our product candidates are a significant component of our research and development expenses. Product candidates in late-stage clinical development, such as XaraColl, Cogenzia and CollaGUARD, generally have higher research and development expenses than those in earlier stages of development, primarily due to the increased size and duration of the clinical trials. We coordinate clinical trials through a number of contracted investigational sites and recognize the associated expense based on a number of factors, including actual and estimated subject enrollment and visits, direct pass-through costs and other clinical site fees.

From January 1, 2004 through December 31, 2014, we incurred research and development expenses of €48.9 million net of contributions and collaboration agreements with third parties. We incurred below average research and development expenses of €3.3 million, €1.7 million and €1.7 million for the years ended December 31, 2014, 2013 and 2012, respectively, due to the fact that substantially all of our Phase 2 clinical trials were completed prior to 2012 and we did not commence Phase 3 trials for XaraColl until the third quarter of 2014.

Our current Phase 3 clinical programs for XaraColl and Cogenzia are expected to continue through 2016, and substantial expenditures to complete the Phase 3 clinical programs will be required after the receipt of pivotal data. Moreover, we are at the early stages of formulating our clinical development plan for XaraColl outside of the United States and for Cogenzia in indications other than DFIs. We expect the clinical development of XaraColl, Cogenzia and our other product candidates will continue for at least the next several years. At this time, we cannot reasonably estimate the remaining costs necessary to complete the clinical development of either XaraColl or Cogenzia and CollaGUARD, complete process development and manufacturing scale-up activities associated with XaraColl, Cogenzia and CollaGUARD and seek marketing approval for XaraColl, Cogenzia and CollaGUARD, or the nature, timing or costs of the efforts necessary to complete the development of any other product candidate we may develop.

The successful development of our product candidates is highly uncertain. This is due to the numerous risks and uncertainties associated with developing drugs and devices, including the uncertainty of:

•	the scope, rate of progress and expense of our research and development activities;
•	the potential benefits of our product candidates over other therapies;
•	clinical trial results;
•	the terms and timing of regulatory approvals; and
•	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights.

A change in the outcome of any of these variables with respect to the development of XaraColl, Cogenzia, CollaGUARD or any other product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if regulatory authorities were to require us to conduct clinical trials beyond those which we currently anticipate will be required for the completion of clinical development of XaraColl, Cogenzia, CollaGUARD or any other product candidate or if we experience significant delays in enrollment in any clinical trials, we could be required to expend significantly more financial resources and time on the completion of the clinical development than expected.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, benefits and other related costs, including share-based compensation, for personnel serving in our executive, finance, business development, clinical and regulatory and administrative functions. Our general and administrative expenses also include facility and related costs not included in research and development expenses and cost of revenues, professional fees for legal, consulting, tax and accounting services, insurance, depreciation and general corporate expenses.

We incurred general and administrative expenses of €11.7 million, €4.1 million and €3.3 million for the years ended December 31, 2014, 2013 and 2012, respectively. General and administrative expenses in the year ended December 31, 2014 included €5.1 million in non-cash charges for stock-based compensation, compared to €0.0 of such charges in the corresponding period in 2013. Stock-based compensation expense in the year ended December, 31, 2014 was exceptionally high due to the timing of share grants and vesting linked to the completion of our initial public offering in the third quarter 2014. Excluding stock-based compensation, we expect that our general and administrative expenses will increase with the continued development and potential commercialization of our marketed products and product candidates and increased expenses associated with us becoming a public company. Additionally, we plan to build a larger commercial infrastructure for the anticipated future launches of XaraColl, Cogenzia and CollaGUARD, and we currently plan to hire our own sales force if Cogenzia is approved by the FDA.

Finance Expense

Finance expense consists of interest income and interest expense, expense from the issue or settlement of options on our shares , fair value gain (expense) on investor options outstanding, and foreign exchange gains (losses). Interest income consists of interest earned on our cash and cash equivalents. Finance expense in the year ended December 31, 2014 consisted primarily of fair value expense of investor options outstanding, partially offset by foreign exchange gains, and for the years ended December 31, 2013 and 2012 consisted primarily of non-cash interest charges and accruals related to preferred shares and convertible notes issued to certain of our investors. We incurred finance expense of €4.5 million, €6.9 million and €6.4 million in the years ended December 31, 2014, 2013 and 2012, respectively.

Other Income

Other income in the year ended December 31, 2013 consists of non-cash fair value gains on exchange of warrants, and settlement of preferred shares and extinguishment of related liabilities in connection with the debt for equity exchange for preferred shares in June 2013 and the re-domicile of our parent company to Germany in July 2013 (the “Re-domicile of Parent Company,” as described more fully in “—Results of Operations—Financing Activities”). For the year ended December 31, 2013, we had exceptionally high other income of €16.1 million arising from the re-domicile of our parent company. In accordance with IAS 39, the liability associated with the series B convertible stock issued by Innocoll Holdings, Inc. was deemed to be extinguished as the new financial instruments issued had significantly different terms to the instruments they replaced. The difference between the fair value of the new financial instrument, and the carrying value of the extinguished series B convertible stock, was allocated against the carrying value of the liability and equity components with a resulting gain being recognized in profit and loss as noted above. Other income in the year ended December 31, 2012 was €0.4 million, representing the gain from the liquidation of one of our subsidiaries. Other income in the year ended December 31, 2014 was €0.1 million representing profit on the sale of a certain property, plant and equipment.

(Loss)/earnings per Share

The weighted-average number of ordinary shares (denominator – basic) was 735,416 at December 31, 2014 (2013: 48,848 and 2012: 50,947). The weighted-average number of ordinary shares for December 31, 2013 and 2012 have been adjusted for the effects of the Re-domicile of Parent Company, and the Innocoll GmbH conversion of preferred shares into ordinary shares and subsequent transformation into Innocoll AG which took place during the relevant financial periods. The weighted-average number of ordinary shares outstanding during the period and for all periods presented is adjusted for events, other than the conversion of potential ordinary shares, that have resulted in a change of the number of ordinary shares outstanding without a corresponding change in resources.

		For the Year Ended December 31,
	2014	2014	2013	2012
		(in thousands, except for per share data)
Numerator:
Net (loss)/earnings – basic	$(25,090)	€(20,666)	€2,109	€(11,805)
Adjustment to net earnings for interest on convertible preferred shares(1)	—	—	4,728	—
Adjustment to net earnings for interest on convertible promissory notes(1)	—	—	1,918	—
Gain on settlement of promissory notes and preferred stock and extinguishment of related liabilities	—	—	(15,903)	—
Net (loss)/earnings – diluted	(25,090)	(20,666)	(7,148)	(11,805)

		For the Year Ended December 31,
	2014	2014	2013	2012
		(in thousands, except for per share data)
Denominator – number of shares:
Weighted-average shares outstanding – basic	735,416	735,416	44,848	50,947
Dilutive ordinary shares issuable upon conversion of preferred shares(1)	—	—	547,195	—
Dilutive common stock issuable upon conversion of promissory notes(1)	—	—	160,246	—
Weighted-average shares outstanding - diluted	735,416	735,416	752,289	50,947
(Loss)/earnings per share:
Basic	(34.1)	(28.1)	47.0	(231.7)
Diluted	(34.1)	(28.1)	(9.5)	(231.7)
(Loss)/earnings per ADS(2):
Basic	(2.6)	(2.1)
Diluted	(2.6)	(2.1)

		For the Year Ended December 31,
	2014	2014	2013	2012
		(in thousands, except for per share data)
Numerator:
Net (loss)/earnings – basic	$(25,090)	(20,666)	€2,109	€(11,805)
Adjustment to net earnings for interest on convertible preferred shares(1)	—	—	4,728	—
Adjustment to net earnings for interest on convertible promissory notes(1)	—	—	1,918	—
Gain on settlement of promissory notes and preferred stock and extinguishment of related liabilities	—	—	(15,903)	—
Net (loss)/earnings – diluted	(9,069)	(20,666)	(7,148)	(11,805)
Denominator – number of shares:
Weighted-average shares outstanding – basic	734,482	734,482	44,848	50,947
Dilutive ordinary shares issuable upon conversion of preferred shares(1)	—	—	547,195	—
Dilutive common stock issuable upon conversion of promissory notes(1)	—	—	160,246	—
Weighted-average shares outstanding - diluted	734,482	734,482	752,289	50,947
(Loss)/earnings per share:
Basic	(34.1)	(28.1)	47.0	(231.7)
Diluted	(34.1)	(28.1)	(9.5)	(231.7)
(Loss)/earnings per ADS(2):
Basic	(2.6)	(2.1)
Diluted	(2.6)	(2.1)

(1)For the years ended December 31, 2014 as well as the year ended December 31, 2012, we excluded the dilutive effect of both preferred shares and promissory notes, and the related interest expense from the computation of the diluted net loss and diluted weighted-average shares outstanding as the effect would be anti-dilutive.

(2) One share equals 13.25 ADSs.

The basic (loss)/earnings per share for the year ended December 31, 2014 was (€28.1) (2013: 47.0 and 2012: (€231.7)). For the purpose of calculating diluted loss per share for 2014 and 2012 the potentially exercisable instruments in issue would have the effect of being antidilutive and, as such, the diluted loss per share is the same as the basic loss per share for those periods.

Non-GAAP Earnings per Share

The tables below include a reconciliation of our GAAP results to non-GAAP results for the years ended December 31, 2014, 2013 and 2012. We define adjusted non-GAAP earnings per share as basic and diluted earnings per share excluding share based payments and fair value expense on warrants outstanding stock. We believe adjusted non-GAAP earnings per share is meaningful to our investors to enhance their understanding of our financial condition and results. The items excluded from non-GAAP earnings per share represent significant non-cash expense which may be settled through issuance of shares included in our authorized or contingent capital. We believe that non-GAAP earnings per share excluding these non-cash items may provide securities analysts, investors and other interested parties with a useful measure of our operating performance and cash requirements. Disclosure in this annual report of non-GAAP earnings per share, which is a non-IFRS financial measure, is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. Non-GAAP earnings per share should not be considered as an alternative to earnings per share, profit (loss) or any other performance measure derived in accordance with IFRS. Our presentation of adjusted earnings per share should not be construed to imply that our future results will be unaffected by unusual non-cash or non-recurring items.

For the year ended December 31, 2014 the reconciliation primarily relates to non-cash expenses in the amount of €5.1 million with respect to share-based compensation and €6.3 million with respect to fair value expense on warrants. On a non-GAAP-basis, the net loss for the year ended December 31, 2014 was €9.3 million, or €12.6 per share, compared to a net profit of €2.3 million, or €51.6 per share for the year ended December 31, 2013.

	Years Ended December 31,
	2014	2014	2013	2012
	(in thousands, except for per share data)
Numerator for non-GAAP (loss)/earnings per share:
Net (loss)/earnings – basic	$(25,090)	€(20,666)	€2,109	€(11,805)
Share based payments	6,251	5,149	-	-
Fair value expense on warrants	7,606	6,265	205	-
Non-GAAP net (loss)/earnings - basic	(11,233)	(9,252)	2,314	(11,805)

Adjustment to net earnings for interest on convertible preferred shares	-	-	4,728	-
Adjustment to net earnings for interest on convertible promissory notes	-	-	1,918	-
Adjustment for gain on settlement of promissory notes and preferred stock	-	-	(15,903)	-
Non-GAAP net (loss) – diluted	(11,233)	(9,252)	(6,943)	(11,805)

Denominator – number of shares:
Weighted-average shares outstanding – basic	735,416	735,416	44,848	50,947
Dilutive common stock issuable upon conversion of preferred shares (1)	-	-	547,195	-
Dilutive common stock issuable upon conversion of promissory notes (1)	-	-	160,246	-
Weighted-average shares outstanding – diluted	735,416	735,416	752,289	50,947

Non-GAAP (loss)/earnings per share:
Basic	(15.3)	(12.6)	51.6	(231.7)
Diluted	(15.3)	(12.6)	(9.2)	(231.7)

Non-GAAP (loss) per ADS(2):
Basic	(1.2)	(1.0)
Diluted	(1.2)	(1.0)

(1)For the years ended December 31, 2014 as well as the year ended December 31, 2012, we excluded the dilutive effect of both preferred shares and promissory notes and the related interest expense from the computation of the diluted net loss and diluted weighted-average shares outstanding as the effect would be anti-dilutive.

(2)One ordinary share represents 13.25 ADS

Critical Accounting Policies and Use of Estimates

We have based our management’s discussion and analysis of financial condition and results of operations on our financial statements that have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The preparation of these financial statements requires us to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments. We base our estimates on historical experience and on various other factors we believe to be appropriate under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully discussed in note 1 to our consolidated financial statements included in this annual report, we believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements. We have reviewed these critical accounting policies and estimates with the audit committee of our advisory board:

Revenue Recognition

Significant management judgments and estimates must be made and used in connection with the recognition of revenue in each accounting period. Material differences in the amount of revenue in any given period may result if these judgments or estimates prove to be incorrect or if management’s estimates change on the basis of development of the business or market conditions. To date there have been no material differences arising from these judgments and estimates.

Revenue from products is generally recorded as of the date of shipment, consistent with our typical shipment terms. Where the shipment terms do not permit revenue to be recognized as of the date of shipment, revenue is recognized when the group has satisfied all of its obligations to the customer in accordance with the shipping terms.

Revenue is recognized to the extent that it is probable that economic benefit will flow to the group, that the risks and rewards of ownership have passed to the buyer and that the revenue can be measured. No revenue is recognized if there is uncertainty regarding recovery of the consideration due at the outset of the transaction or the possible return of goods.

Revenue is recognized from milestone payments received under collaboration agreements when earned, provided that the milestone event is substantive, its achievability was not reasonably assured at the inception of the agreement, the group has no further performance obligations relating to the event, and collectability is reasonably assured. If these criteria are not met, the group recognizes milestone payments ratably over the remaining period of their performance obligations under the collaboration agreement.

Share-Based Payments

Stock-based compensation expense related to share-based awards granted to employees is measured at the date of grant based on the estimated fair value of the award, net of estimated forfeitures. The charge to comprehensive income in relation to share based payments in the years ending December 31, 2014, 2013 and 2012 were €5.1 million, €0.0 million and €0.0 million, respectively. With respect to any future stock-based awards, the company plans to re-evaluate each of the fair value assumptions, and revise them as appropriate, on an ongoing basis. We have granted restricted share, phantom share and option awards to members of our supervisory board, management board and employees as follows:

January/March 2014 Grants

Under the 2014 restricted share awards, Innocoll GmbH granted to members of its advisory board, management board and group employees a total of 47,840 restricted shares and 63,256 phantom shares. The total restricted shares and phantom shares represented 12.2% of the diluted share capital of Innocoll GmbH at the time of grant, excluding issued and outstanding options to acquire ordinary shares. We further created an authorized capital of 22,724 ordinary shares as part of Authorized Capital II (see “Description of Share Capital—Authorized Capitals”) with the intention to grant options to acquire ordinary shares to certain members of our advisory board, management board and employees, and these options were subsequently granted in December 2014 (see “—2014 Management Options”). The restricted shares were issued in exchange for payment of nominal value of €47,840. The phantom shares may be either settled in cash or a new issue of shares, at our option, on the date on which the repurchase right lapses. For purposes of valuing the share-based payment in relation to the restricted share and phantom share grants, management performed the valuation with the assistance of a well-recognized independent third-party valuation consultant, which valued all classes of shares fully diluted for the issue of the restricted shares and phantom shares and options, on a pro-forma basis. The share-based payments will be recognized over a one-year period.

May 2014 Grants

Pursuant to a notarial deed entered into on May 22, 2014, Innocoll GmbH granted to new and existing members of its supervisory board, management board and group employees a total of 43,596 restricted shares, 9,113 phantom shares and 869 unrestricted shares to a former member of our supervisory board (the “May 2014 Grant”). The total restricted shares and phantom shares issued pursuant to the May 2014 grant represented 5.1% of the diluted share capital of Innocoll GmbH at the time of grant, excluding issued and outstanding options to acquire ordinary shares. We further created an authorized capital of 2,060 ordinary shares as part of Authorized Capital II (see “Description of Share Capital—Authorized Capitals”) with the intention to grant options to acquire ordinary shares to certain members of our advisory board, management board and employeeswhich options were subsequently granted in December 2014 (see “—2014 Management Options”). The restricted shares were issued in exchange for payment of nominal value of €43,596. The phantom shares may be either settled in cash or a new issue of shares, at our option, on the date in which the repurchase right lapses. The May 2014 Grant occurred simultaneously with a new issue of our series E preferred shares. The series E preferred shares were purchased in an arms-length transaction by existing investors, new supervisory board members who also received restricted stock grants, and three new investors who are partners of one of the existing shareholders. The pricing of the series E preferred shares at €112.52 per share was based upon our managing directors’ and our advisory board’s estimate, with the assistance of a third-party specialist, who concluded that the price of our ADS in an anticipated initial public offering would be at least equal to such price or higher. To obtain the series E financing, it was necessary to give the investors anti-dilution rights in the event the initial public offering would be priced at a discount to the expected valuation. As result of the initial public offering price of our ADS of $9.00 per ADS, and the anti-dilution rights granted to the series E preferred investors, such investors have been issued additional shares at €1.00 per share, as a result of which their weighted-average purchase price is equal to €73.76 per share, a 16.7% discount to the effective value per ordinary share in our initial public offering (see “—Financing Events — Innocoll GmbH 2013 and 2014 Equity Financings”). There were no significant valuation events at the company between the May 2014 Grant date and date of our initial public offering in July 2014. Therefore, we have used the Series E preferred share adjusted weighted-average purchase price of €73.76 per share as the value for the share-based payment charge arising out of the May 2014 Grant. The share-based payments will be recognized over a one to three year period as set out above.

July 2014, January 2015 Amendments and Restatements

In July 2014, after the transformation of Innocoll GmbH into Innocoll AG, each of the restricted shares and phantom share awards issued in January 2014 and May 2014 were combined and applied to ordinary shares of Innocoll AG pursuant to amended and restated award agreements entered into with Innocoll AG. In January 2015, the phantom share award agreements were each amended and restated to provide for the definition of Exit Event triggering the lapse of the repurchase right by us to be extended to any trading day within the period beginning on the third trading day after the publication of our quarterly reports for the fourth quarter 2014, and the ending on the trading day immediately preceding the first trading day that is two weeks prior to the end of the first quarter 2015, which may be designated by the company’s management board in its sole discretion. There was no impact to the 2014 financial statements as a result of this transaction.

Restricted Stock and Phantom Stock Valuations

The estimated fair market value of the shares issued pursuant to, and underlying the January 2014 grant and May 2014 grant, was determined at the grant date by our supervisory board and was deemed appropriate for the valuation of the grants pursuant to IFRS 2: Share-based payments.

The estimated fair value of our shares as of each grant date are based on numerous objective and subjective factors, combined with management’s judgment, including the following:

•	the assistance of a well-recognized independent third-party valuation consultant in valuing our ordinary shares and series A through D-2 preferred shares, originally issued as of June 30, 2013 in connection with the re-domicile of our parent company, and updated as of December 31, 2013;
•	the estimated likelihood of achieving a liquidity event for our shares, such as an initial public offering or an acquisition of our company, given prevailing market conditions and other contingencies affecting the probability or potential timing of such an event;
•	the prices at which we sold series D preferred shares in arms-length transactions in October 2013 and November 2013 and the terms of the series D preferred shares relative to the terms of our series A, series B, series C and series D-2 preferred shares and ordinary shares;
•	the price at which we sold our shares of series E preferred shares in an arms-length transaction in May 2014 and the terms of the series E preferred shares relative to the terms of our series A, series B, series C, series D and series D-2 preferred shares and ordinary shares, as well as the near term probability that all preferred shares would be converted into ordinary shares pursuant to our planned transformation into Innocoll AG in connection with our initial public offering;

•	the subsequent issue of anti-dilution shares to holders of series E preferred and ordinary shares as result of the initial public offering price of our ADS of $9.00 per ADS; and

•	the fact that, at the time of the restricted share and phantom share grants, our shares were illiquid securities of a private company.

Management performed the valuation of our ordinary shares and series A through D-2 preferred shares in the January/March 2014 grant with the assistance of a well-recognized independent third-party valuation consultant.

Valuation Approaches

Management, with the assistance of an independent third-party valuation consultant, considered several valuation approaches as follows: (1) Cost Approach; (2) Market Approach (including both the Guideline Public Company (“GPC”) method and the Guideline Merged and Acquired Company (“GMAC”) method); (3) Income Approach; (4) Current Value Method; (5) Probability Weighted Expected Return Method; (6) Option-Pricing Method; and (7) Back-Solve Method.

Management, with the assistance of an independent third-party valuation consultant, relied upon the income approach to determine the range of fair market value of equity of our company. Because our value is attributable to our business operations, rather than the assets we hold, management, with the assistance of the independent third-party valuation consultant, did not rely upon the cost approach in its conclusion of the range of the fair market value of our equity. Management, with the assistance of tThe independent third-party valuation consultant, also did not believe that the multiples of established publicly-traded companies provided reliable indicators of value given that we are relatively early-stage; therefore, they considered, but ultimately did not rely on the GPC method. They also considered, but ultimately did not rely on the GMAC method due to the lack of comparable transactions. As a corroborative approach, they utilized the Back-Solve Method to estimate our implied equity value as derived from the Option-Pricing Method, based on the most recent round of financing of the series D preferred shares.

Factors contributing to differences between grant date estimated fair values and the initial public offering price

We believe that the following factors, along with those set forth above with respect to each of the grants, explain the difference between the grant date estimated fair values of our shares on those grant dates and the initial public offering price of $9.00 per ADS.

•	In January 2014, we knew the initial public offering was a possibility but we were also considering other funding alternatives including the licensing of our products. As a independent third-party valuation was produced in connection with the re-domicile of our parent company in June 2013, updated to December 2013, it was determined that this valuation was a more reasonable estimate of the value than any potential initial public offering price which was far from certain and a potential liquidity event more distant.

•	The U.S. markets affecting companies in our industry experienced a significant increase in activities with accompanying increased market multiples and valuations.
•	In March 2014, the board determined to proceed with the initial public offering, and the underwriters were subsequently consulted as to the terms of the series E preferred financing, and advised that the valuation and anti-dilution terms reflected a reasonable discount to the expected initial public offering price.
•	Simultaneous with the May 2014 grant, we added to our supervisory board three prominent and experienced pharmaceutical and business executives: Jonathan Symonds, CBE, David R. Brennan and Shumeet Banerji, Ph.D. This significantly enhanced the value and profile of our company from an investor perspective and was instrumental in bringing new investors into the series E preferred funding round.
•	In June 2014, our pipeline product Cogenzia for the treatment of diabetic foot infections was approved in Canada, which was earlier than expected.
•	Subsequent to the confidential submission of our registration statement to the U.S. Securities and Exchange Commission on March 26, 2014, we engaged in discussions with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended. In connection with such testing the waters meetings, we received positive feedback from potential investors which caused management to increase its expectations regarding the anticipated price range of an initial public offering of our ordinary shares.
•	The ADSs issued in the initial public offering are freely tradable in a public market, whereas the estimated fair value of the shares as of all of grant dates described above represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an initial public offering were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the initial public offering. This illiquidity also accounts for a substantial difference between the estimated fair values of the shares from January 2014 and the initial public offering price.
•	The holders of our preferred shares enjoyed substantial economic rights and preferences over the holders of our ordinary shares, including the right to receive dividends prior to any dividends declared or paid on any shares of our ordinary shares and liquidation payments in preference to holders of ordinary shares. The initial public offering price was determined after the conversion of all of our convertible preferred shares prior to the completion of our initial public offering. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred shares results in a higher valuation.
•	The successful completion of an initial public offering would strengthen our balance sheet, provide access to public equity and debt markets and provide a “currency” of publicly tradable securities to enable us to make strategic acquisitions as our supervisory board may deem appropriate, providing enhanced operational flexibility.

2014 Management Options

In December 2014, the company entered into option agreements with members of its management board and group employees which memorialized options previously promised to them as consideration for past services. Pursuant to the terms of the 2014 Management Option Agreements, the members of the management board and group employees have the right to subscribe for 24,784 ordinary shares at an exercise price of $119.25 per ordinary share (equivalent to $9.00 per ADS), which rights are exercisable through June 15, 2019, subject to certain black-out periods. The 2014 Management Option Agreements further provide that members of its management board and group employees have the right to exchange any ordinary shares they receive upon exercise of these options into ADSs. In January, 2014, the company created an authorized capital (Authorized Capital II, see “Description of Share Capital—Authorized Capitals”) as set forth in the articles of association, to cover, among other issuances, the required share issuances under the 2014 Management Option Agreements . The Authorized Capital II will remain in effect until June 15, 2019, on which date any unexercised options expire pursuant to the terms of the 2014 Management Option Agreements, unless the shareholders approve the creation of a new authorized capital for an additional five-year period.

The share based payments cost of the options was calculated using a Black Scholes model. The following input assumptions were used to value the options:

	12/31/2014	12/31/2013
Expected volatility	69.68%	—
Risk free rate	1.66%	—
Exercise price	€97.283	—
Contractual life	4.52 years	—

Valuation of financial instruments

The group issued financial instruments during the relevant accounting periods and had financial instruments in issue at both accounting period ends. In conformity with IFRS, the group initially measured these financial instruments at their fair value and thereafter at amortized cost using the effective interest rate method or at fair value through the profit or loss if designated as such upon initial recognition. In order to value these various instruments, the group (and the experts engaged by the group to provide such valuations where applicable) made assumptions and estimates concerning variables such as future cashflows, discount rates, expected volatility, risk free rate and type of valuation models used. The assumptions of future outcomes, and other sources of estimation uncertainty concerning the determination of key inputs to the valuation models, are based on management’s (and relevant experts’) best assessment using the knowledge available, their historical experiences as well as other factors that are considered to be relevant. The estimates and assumptions are reviewed on an ongoing basis.

Taxation

Given the global nature of the business and the multiple taxing jurisdictions in which the group operates, the determination of the group’s provision for income taxes requires significant judgments and estimates, the ultimate tax outcome of which may not be certain. Although estimates are believed to be reasonable, the final outcome of these matters may be different than those reflected in the historical income tax provisions and accruals. Such differences could have a material effect on the income tax provision and results in the period during which such determination is made.

Deferred tax assets and liabilities are determined using enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities. In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. While management considers the scheduled reversal of deferred tax liabilities, and projected future taxable income in making this assessment, there can be no assurance that these deferred tax assets may be realizable.

In addition, the group may also be subject to audits in the multiple taxing jurisdictions in which it operates. These audits can involve complex issues which may require an extended period of time for resolution. Management believes that adequate provisions for income taxes have been made in the financial statements.

Allowance for slow-moving and obsolete inventory

The group evaluates the realizability of their inventory on a case-by-case basis and makes adjustments to the inventory provision based on their estimates of expected losses. The group writes off any inventory that is approaching its “use-by” date and for which no further re-processing can be performed. The group also considers recent trends in revenues for various inventory items and instances where the realizable value of inventory is likely to be less than its carrying value. Due to the fact that the allowance is calculated on the basis of the actual inventory on hand at the particular balance sheet date, there were no material changes in estimates made during the years ended December 31, 2014, 2013 or 2012 which would have had an impact on the carrying values of inventory during those periods.

Trade receivables

The group evaluates customer accounts with past-due outstanding balances or specific accounts for which it has information that the customer may be unable to meet its financial obligations. Based upon a review of these accounts and management’s analysis and judgment, the group estimates the future cash flows expected to be recovered from these receivables. The amount of the impairment on doubtful receivables is measured individually and recorded as a specific allowance against that customer’s receivable balance to the amount expected to be recovered. The allowance is re-evaluated and adjusted periodically as additional information is received.

Provisions

Provisions are recognized and measured on the basis of the estimate and probability of future outflows of resources embodying benefits, as well as on the basis of experiential values and the circumstances known at the end of the reporting period. Assumptions also are made as to the probabilities whether and within what ranges the provisions may be used. The assessment of whether a present obligation exists is generally based on assessment of internal experts. Estimates can change on the basis of new information and the actual charges may affect the performance and financial position of the group.

JOBS Act

As a company with less than $1.0 billion in revenues for our fiscal year ended December 31, 2014, we qualify as an “emerging growth company” as defined in Section 2(a) of the U.S. Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act, or the JOBS Act, which was enacted in 2012. An emerging growth company may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;
•	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;
•	reduced disclosure obligations regarding executive compensation; and

•	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements.

We may choose to take advantage of some or all of the available exemptions and have taken advantage of some of these exemptions in this annual report. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold shares. We do not know if some investors will find our ADSs less attractive as a result of our utilization of these or other exemptions. The result may be a less active trading market for our ADSs and increased volatility in the price of our ADSs.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We currently prepare our financial statements in accordance with IFRS, as issued by the IASB, which do not have separate provisions for publicly traded and private companies. However, in the event we convert to generally accepted accounting principles in the United States, or U.S. GAAP, while we are still an emerging growth company, we may be able to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we had total annual gross revenues of at least $1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of ADSs in our initial public offering; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided to emerging growth companies in the JOBS Act.

Results of Operations

Comparison of Years Ended December 31, 2014 and 2013

	Year Ended December 31,		Increase/	% Increase/
	2014	2013	(Decrease)	(Decrease)
	(in thousands)
Revenue	€4,497	€3,546	€951	26.8%
Cost of sales	(5,573)	(4,551)	1,022	22.5%
Research and development expenses	(3,252)	(1,663)	1,589	95.6%
General and administrative expenses	(11,687)	(4,121)	7,566	183.6%
Other operating expense	(39)	(154)	(115)	(74.7)%
Finance expense	(4,535)	(6,949)	(2,414)	(34.7)%
Other Income	75	16,073	15,998	(99.5)%

Revenue. Revenues for the year ended December 31, 2014 were 26.8% higher at €4.5 million, compared to €3.5 million for year ended December 31, 2013. This increase was primarily due to an increase in sales by Jazz Pharmaceuticals of CollatampG, our gentamicin implant for the treatment and prevention of post-surgical infection, of €0.7 million, or 26.2%, and an increase in CollaGUARD sales of €0.2 million, or 131.1%, primarily due to the first shipment of our adhesion barrier CollaGUARD to our partner Takeda in connection with the product’s launch in Russia in the third quarter of 2014. CollaGUARD revenues in the year ended December 31, 2014 were net of a €0.1 million charge for free stock due to be shipped per the terms our distribution partner agreements, leaving a CollaGUARD free stock credit outstanding of €0.1 million as of December 31, 2014. Revenue from the sales of Septocoll decreased 6.6%, which was net of €0.1 million of free stock shipped under an agreement with our distribution partner during the year ended December 31, 2013 (see “—Comparison of Years Ended December 31, 2013 and 2012”), leaving a Septocoll free stock credit outstanding of €0.2 million as of December 31, 2014. Biomet end user Septocoll sales based on volume of units shipped decreased by 20% in the year ended December 31, 2014 compared to the year ended December 31, 2013. In addition, during the third quarter of 2014 Biomet 3i launched RegenePro, our product to treat dental wounds in the United States, generating sales of €0.1 million in the year ended December 31, 2014.

Cost of Sales. Cost of sales of €5.6 million in the year ended December 31, 2014 increased by €1.0 million, or 22.5%, compared to €4.6 million in the year ended December 31, 2013. Gross margins from supply revenue were (24)% and (28)% for the year ended December 31, 2014 and 2013, respectively. All overhead costs associated with operating our manufacturing facility are included in the standard cost of our products as indirect costs and charged to cost of sales based on sales volume. Excluding such indirect costs, gross margins for each of the years ended December 31, 2014 and 2013 were positive (as more fully decribed in “—Cost of Sales” above).

Research and Development (R&D) Expenses. R&D expenses were €3.3 million for the year ended December 2014 as compared to €1.7 million for the year ended December 31, 2013, a 95.6% increase. R&D expenses in each year consisted of external clinical research costs as well as costs of internal research and development personnel and internal laboratory costs at our Saal, Germany facility. In the year ended December 31, 2014, external clinical research costs were €1.4 million in the year ended December 31, 2014 compared to €0.1 million external clinical research costs in the year ended December 31, 2013, the increase was primarily due to the commencement of our pivotal pharmacokinetics and safety study of XaraColl in the third quarter of 2014. From January 1, 2004 through December 31, 2014, we incurred research and development expenses of €48.9 million net of contributions and collaboration agreements with third parties. We incurred below-average research and development expenses in each of the years ended December 31, 2014 and December 31, 2013 due to the fact that substantially all of our Phase 2 clinical trials were completed prior to 2012 and we did not commence Phase 3 trials until the third quarter of 2014.

General and Administrative (G&A) Expenses. G&A expenses were €11.7 million for the year ended December 31, 2014 as compared to €4.1 million for the year ended December 31, 2013, an increase of 183.6%. G&A expenses in the year ended December 31, 2014 included €5.1 million in non-cash charges for stock-based compensation, compared to €0.0 of such charges in the corresponding period in 2013. Stock-based compensation expense in the year ended ended December, 31, 2014 was exceptionally high due to the timing of share grants and vesting linked to the completion of our initial public offering in the third quarter 2014. Excluding such charges for stock-based compensation, G&A expenses were €6.6 million for the year ended December 31, 2014 as compared to €4.1 million for the year ended December 31, 2013. The increase in G&A excluding stock-based compensation was primarily due to accounting, legal and consulting professional fees, insurance costs and investor relations costs related to becoming a public company.

Other Operating Expense—Net. Other operating expense decreased by €0.1 million, or 74.7% to €0.04 million, in the year ended December 31, 2014 compared to €0.2 million in other operating expense in the year ended December 31, 2013. The decrease was primarily due to a €0.1 million in income arising out of as compensation for the agreement of certain amendments to our CollatampG supply agreement with our distribution partner Jazz Pharmaceuticals in 2012 (see “—Comparison of Years Ended December 31, 2013 and 2012”), which was netted off €0.2 impairment of fixed assets and other expense in the year ended December 31, 2014.

Finance Expense. Finance expense was €4.5 million for the year ended December 31, 2014 as compared to €6.9 million in the year ended December 31, 2013, a 34.7% decrease. Finance expensed in the year ended December 31, 2014 included €6.3 million fair value expense of investor options outstanding, and €3.1 million interest on convertible preferred shares, partially offset by €4.7 million in foreign exchange gains. Finance expense in the year ended December 2013 consisted primarily of interest on convertible preferred shares and convertible promissory notes of €6.6 million.

Other Income: Other income was €0.1 million in the year ended December 31, 2014 compared to €16.1 million in the year ended December 31, 2013, a 99.5% decrease. Other income in the year ended December 31, 2013 consisted of exceptionally high non-cash fair value gains on exchange of warrants, and settlement of preferred shares in connection with the re-domicile of the parent company. In accordance with IAS 39, the liability associated with the series B convertible stock issued by Innocoll Holdings, Inc. was deemed to be extinguished as the new financial instruments issued had significantly different terms than the instruments they replaced. The difference between the fair value of the new financial instrument, and the carrying value of the extinguished series B convertible stock, was allocated against the carrying value of the liability and equity components with a resulting gain being recognized in profit and loss as noted above.

Comparison of Years Ended December 31, 2013 and 2012

	Year Ended December 31,		Increase/	% Increase/
	2013	2012	(Decrease)	(Decrease)
	(in thousands)
Revenue	€3,546	€4,312	€(766)	(17.8)%
Cost of sales	(4,551)	(4,553)	(2)	—
Research and development expenses	(1,663)	(1,696)	(33)	(1.9)%
General and administrative expenses	(4,121)	(3,266)	855	26.2%
Other operating expense	(154)	(556)	402	(72.3)%
Finance expense	(6,949)	(6,379)	570	8.9%
Other Income	16,073	407	15,666	N/A

Revenue. Revenue decreased by €0.8 million, or 17.8%, to €3.5 million in the year ended December 31, 2013, compared to €4.3 million in the year ended December 31, 2012. The decrease was primarily due to decreases in sales of CollaGUARD of €1.2 million, or 88.7%, and decreases of sales of Septocoll of €0.2 million, or 23.2%. CollaGUARD sales for the year ended December 31, 2012 primarily consisted of distributors building inventory ahead of planned territorial launches in 2013. Due to a more challenging reimbursement landscape than originally anticipated, a number of the planned 2013 launches were deferred or initiated on a more modest scale. As a result, CollaGUARD sales in 2013 were lower than in 2012 due to a slower than expected run down of inventory levels. We received €0.6 million from Takeda in 2013 as advance supply revenue for CollaGUARD, which is not included in our

2013 revenue, €0.2 million of which we recognized as revenue in the second half of 2014 in connection with Takeda’s CollaGUARD launch in Russia.

The decrease in Septocoll revenue was due to an agreement with our distribution partner during the year ended December 31, 2013 to provide €0.6 million free stock in exchange for favorable payment terms. During the year ended December 31, 2013, €0.3 million of free stock was supplied against the credit leaving an outstanding free stock credit of €0.3 million as of December 31, 2013. Despite the decrease in our 2013 Septocoll supply revenue, Biomet end user sales of Septocoll increased, with the total volume of units shipped to Biomet increasing 16% in the year ended December 31, 2013 compared to the year ended December 31, 2012.

The decrease in CollaGUARD and Septocoll revenue was partially offset by an increase in CollatampG revenue of €0.7 million, or 30.0%. The increase in CollatampG revenues was primarily due to our distribution partner Jazz Pharmaceuticals increasing its 2013 net sales by 8.3%, and building additional inventory commencing in late 2013.

Cost of Sales. Cost of sales of €4.6 million in the year ended December 31, 2013 did not change compared to €4.6 million in the year ended December 31, 2012. Gross margins from supply revenue were (6%) and (28%) for the years ended December 31, 2012 and December 31, 2013, respectively. The decrease in gross margin during the year ended December 31, 2013 compared to the year ended December 31, 2012 was primarily due to the agreement to provide a quantity of free stock of Septocoll to our distribution partner as described above, a reduction in the contractually agreed percentage of the CollatampG net sales price due to us from our distribution partner, as well as reduced minimum supply pricing of CollatampG in certain countries.

Research and Development Expenses. Research and development expenses of €1.7 million in the year ended December 31, 2013 did not change compared to €1.7 million the year ended December 31, 2012. This was due to the fact that research and development expenses in both years consisted primarily of costs of internal research and development personnel and internal laboratory costs at our Saal, Germany facility. We incurred below-average research and development expenses in each of the years ended December 31, 2013 and December 31, 2012 due to the fact that substantially all of our Phase 2 clinical trials were completed prior to 2012

General and Administrative Expenses. General and administrative expenses increased by €0.9 million, or 26.2%, to €4.1 million in the year ended December 31, 2013 from €3.3 million in the year ended December 31, 2012. The increase in general and administrative expenses was primarily due to €0.7 million in exceptional expenses in connection with the 2013 Corporate Reorganization (as described more fully in “—Financing Activities”), and a €0.6 million increase in employee compensation.

Other Operating Expense. Other operating expense decreased by €0.4 million, or 72.3% to €0.2 million, in the year ended December 31, 2013 compared to €0.6 million in other operating expense in the year ended December 31, 2012. The decrease was primarily due to a €1.8 million decrease in the impairment of fixed assets year over year, which was €0.1 million in the year ended December 31, 2013 compared to €2.0 million in the year ended December 31, 2012, due to the write-down of the value of certain equipment in 2012. We expect to recoup at least part of the write-down of the value in connection with the expansion of our Saal, Germany facility. The equipment write-down expense was partially offset by income of €1.4 million which we received in the year ended December 31, 2012 as compensation for the agreement of certain amendments to our CollatampG supply agreement with our distribution partner Jazz Pharmaceuticals.

Finance Expense. Finance expense increased by €0.6 million, or 8.9%, in the year ended December 31, 2013, to €6.9 million, compared to €6.4 million in the year ended December 31, 2012. The increase in finance expense was primarily due to a €0.7 million increase in foreign exchange losses in 2013 as compared to 2012.

Other Income. Other income was €16.1 million in the year ended December 31, 2013 primarily due to of exceptionally high non-cash fair value gains on exchange of warrants, and settlement of preferred shares in connection with the re-domicile of the parent company (as described more fully in “— Comparison of Years Ended December 31, 2014 and 2013”) compared to €0.4 million in the year ended December 31, 2012, which represented the gain from the liquidation of one of our subsidiaries.

B.	LIQUIDITY AND CAPITAL RESOURCES

Since 2004, we have devoted a substantial portion of our cash resources to research and development and general and administrative activities primarily related to the development of our products, including XaraColl, Cogenzia and CollaGUARD. We have financed our operations primarily with the proceeds of the sale of preferred shares and convertible notes, supply revenue and collaborative licensing and development revenue and our initial public offering. To date, we have generated limited supply revenue. Over the course of 2015 and 2016, we expect to generate revenues from the licensing and sale of CollaGUARD pursuant to our license agreements with Takeda and others, and to generate revenues from the licensing and sale of Cogenzia in markets where it has been approved. We do not anticipate generating any revenues from the licensing and sale of XaraColl, if approved, until at least 2016. We have incurred losses and generated negative cash flows from operations since 2004. As of December 31, 2014, we had an accumulated deficit of €106.7 million and cash and cash equivalents of €45.6 million.

The following table summarizes our cash flows from operating, investing and financing activities for the years ended December 31, 2014, 2013 and 2012:

	Year Ended December 31,
	2014	2013	2012
		(in thousands)
Consolidated Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	€(12,700)	€(4,677)	€(3,920)
Investing activities	(769)	(448)	(495)
Financing activities	52,158	7,965	3,646
Effect of foreign exchange rate changes	4,235	-	-
Net increase (decrease) in cash and cash equivalents	42,924	2,840	(769)

Operating Activities

For the years ended December 31, 2014, 2013 and 2012, our net cash used in operating activities was €12.7 million, €4.7 million and €3.9 million, respectively. The increase in net cash used in operating activities in the year ended December 31, 2014 resulted primarily from an increase in trade and other receivables, a decrease in trade and other payables, and a decrease in deferred income, partially offset by a decrease in inventory. The increase in net cash used in operating activities in the year ended December 31, 2013 resulted primarily from an increase in operating loss for the year, an increase in inventory, and an increase in trade and other receivables, partially offset by an increase in trade and other payables and an increase in deferred income.

Investing Activities

For the years ended December 31, 2014, 2013 and 2012, our net cash used in investing activities was €0.8 million, €0.4 million and €0.5 million, respectively. The net cash used in investing activities in the years ended December 31, 2014, 2013 and 2012 was primarily for the purchases of plant and machinery at our Saal, Germany facility.

Financing Activities

Our net cash provided by financing activities was €52.2 million for the year ended December 31, 2014 compared to €8.0 million for the year ended December 31, 2013. The cash provided by financing activities for the year ended December 31, 2014 was primarily the result of the issuance of ADS in our initial public offering for net proceeds of $54.4 million, and the 2014 pre-IPO equity financings for net proceeds for $17.2 million. Our net cash provided by financing activities was €8.0 million for the year ended December 31, 2013 compared to €3.6 million for the year ended December 31, 2012. The cash provided by financing activities in the year ended December 31, 2013 was primarily the result of the issuance and sale of convertible notes payable for total net proceeds of $1.4 million and from the issue of our series D preferred shares for total net proceeds of $1.0 million plus €6.3 million. The cash provided by financing activities in the year ended December 31, 2012 was primarily the result of the issuance and sale of convertible notes payable for total net proceeds of $5.1 million. All outstanding issues of convertible notes were exchanged for shares of series C and series D preferred stock in Innocoll Holdings, Inc. in June 2013, which were subsequently exchanged for series C and series D preferred shares in Innocoll GmbH in July 2013. On July 3, 2014, all shares of Innocoll GmbH became ordinary shares of Innocoll AG.

Innocoll Holdings, Inc. 2013 and 2012 Debt Financings

In the year ended December 31, 2012, we issued $5.1 million in aggregate principal amount of convertible notes to certain of our existing investors, in three separate tranches. In January 2012, we received financing of $1.1 million from certain of our investors in the form of aggregate principal of up to $1.6 million 10% senior convertible promissory notes, 386 shares of series C-3 preferred stock and 2,750,077 warrants for the purchase of the company’s common stock at a price of $0.30 per share and a contractual life of 10 years. The stated maturity of the convertible promissory notes was September 2013. In June 2012, we received further financing of $2.0 million under terms similar to the January 2012 financing. The number of warrants for the purchase of the company’s common stock granted in the June 2012 financing was 5.0 million, also with an exercise price of $0.30 per share and a contractual life of 10 years, along with 702 shares of series C-3 preferred stock. In November 2012, we received further financing of $2.0 million under terms similar to the January 2012 financing. The number of warrants for the purchase of the company’s common stock granted in the November 2012 financing was 5.0 million, also with an exercise price of $0.30 per share and a contractual life of 10 years, along with 695 series C-3 preferred shares. All convertible promissory notes issued in 2012 had a liquidation preference of three times principal plus one times interest outstanding.

In the year ended December 31, 2013, we received financing of $1.4 million from certain of our investors for which we issued 10% senior convertible promissory notes in aggregate principal of up to $1.5 million, 488 shares of series C-3 preferred stock and 3,491,623 warrants for the purchase of the company’s common stock at an exercise price of $0.30 per share and a contractual life of 10 years. The stated maturity of the convertible promissory notes was September 2013. The January 2013 convertible promissory notes had a liquidation preference of three times principal plus one times interest outstanding.

Innocoll Holdings, Inc. Debt for Equity Exchange, Equity Financing

Pursuant to an exchange agreement entered into in June 2013 between Innocoll Holdings, Inc. and the holders of the convertible notes, an aggregate of $26.7 million of principal and accrued interest on the outstanding convertible notes and shares of series C-3 preferred stock issued from May 2010 to August 2010 were exchanged for 26,687,487 shares of series C preferred stock, and an aggregate of $15.9 million of principal and accrued interest on the outstanding convertible notes and shares of series C-3 preferred stock issued from March 2011 to January 2013 were exchanged for 15,872,592 of shares of series D preferred stock in Innocoll Holdings, Inc. (the “Debt for Equity Exchange”).

In June 2013, we received net proceeds of $1.0 million from certain of our investors from the issue of 1,000,000 shares of series D preferred stock of Innocoll Holdings, Inc., and warrants to purchase an aggregate of 2,500,000 of the company’s common stock with an exercise price of $0.30 per share and a contractual life of 10 years. The Innocoll Holdings, Inc. shares of series D preferred stock issued in this Debt for Equity Exchange and subsequent financing had a liquidation preference of three times stated value plus one times accrued dividends.

Innocoll Holdings, Inc. Share Repurchase

In June 2013, Innocoll Holdings, Inc. repurchased and redeemed restricted shares which had been purchased in December 2007 by certain employees, officers and board members in exchange for promissory notes. Pursuant to the employee share repurchase, we repurchased an aggregate of 5,466,821 shares of common stock (24% of the shares of common stock then outstanding) in exchange for forgiving and writing off loans and accrued interest due in the aggregate amount of €8.6 million. Of this amount, €2.8 million of indebtedness under such promissory notes due and owing from Michael Myers, Ph.D., our Chief Executive Officer was forgiven in exchange for 1,991,959 shares of common stock owned by Dr. Myers.

Re-Domicile of Parent Company

The shares of series C and series D preferred stock and warrants in Innocoll Holdings, Inc. were subsequently exchanged for series C and series D shares and options in Innocoll GmbH. Pursuant to a notarial deed entered into between the shareholders of Innocoll Holdings, Inc. and Innocoll GmbH in July 2013, the holders of shares of common stock, shares of series A, series B, series C and series D preferred stock and warrants to purchase common stock of Innocoll Holdings Inc. contributed their shares and warrants by way of a contribution-in-kind to Innocoll GmbH in exchange for ordinary shares, series A, series B, series C and series D preferred shares and options to purchase ordinary shares of Innocoll GmbH and as a result thereof, Innocoll Holdings, Inc. became Innocoll GmbH’s wholly-owned subsidiary. Innocoll GmbH issued (i) a total of 738,623 shares, comprised of 38,750 ordinary shares, 316,640 series A preferred shares, 53,234 series B preferred shares, 202,179 series C preferred shares and 127,820 series D preferred shares, each with a nominal value of €1 per share, and (ii) and 158,176 options to purchase ordinary shares at an initial exercise price of €100 per ordinary share (subject to adjustment) and a contractual life of 10 years which options were included in our 2014 Option Agreement (as defined and further described in “Certain Transactions—2014 Option Agreement”). The preferred shares of Innocoll GmbH have similar liquidation preferences and cumulative dividend rights to the preferred shares of the same series of Innocoll Holdings, Inc. after the debt for equity exchange described above under “—Innocoll Holdings, Inc. Debt for Equity Exchange, Equity Financing.” In September 2013, Innocoll Holdings, Inc. filed a certificate of dissolution in Delaware, and Innocoll Pharmaceuticals Limited, Innocoll Technologies Limited, both registered in the Republic of Ireland and Innocoll Inc., a Delaware corporation were distributed to Innocoll GmbH. The above-described transactions including the Debt for Equity Exchange are collectively defined herein and in our financial statements as the “re-domicile” or the “Re-Domicile of Parent Company.”

Innocoll GmbH is effectively managed and controlled from Ireland and, therefore, under the Ireland-Germany double tax treaty, its residence is deemed to have migrated from Germany to Ireland in 2014.

Innocoll GmbH 2013 and 2014 Equity Financings

Subsequent to the re-domicile during the year ended December 31, 2013, Innocoll GmbH received $8.7 million from the sale of our preferred shares to certain of our existing investors, in two separate tranches. In October 2013 we issued $2.8 million of series D preferred shares to certain of our investors and 15,147 options for the purchase of our ordinary shares. In November 2013, we issued $5.9 million of series D preferred shares to certain of our investors and 31,876 options for the purchase of our ordinary shares. The options had an initial exercise price of €100 per share (subject to adjustment) and a contractual life of 10 years and were included in our 2014 Option Agreement (as defined in “Certain Transactions— 2014 Option Agreement”).

In May 2014, we issued 77,924 series E preferred shares to certain existing shareholders, three new members of our supervisory board and three new investors who are partners of one of the existing shareholders for approximately $12.1 million. We also issued 44,465 restricted and unrestricted shares as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Valuation of financial instruments—May 2014 Grants.” The terms of the series E preferred share issue provide for an anti-dilution right such that, in the event of an initial public offering in which the price per ordinary share equivalent of ADSs is less than 1.2 times the series E stated value (as defined in the articles) per share (€112.52), or the IPO Premium Requirement, the shareholders have agreed to approve a further capital increase in which the holders of series E preferred shares, or ordinary shares issued to such holders at the time of the June 16, 2014 recapitalization, will be issued newly issued ordinary shares in Innocoll AG at notional value of €1.00 per share in an amount such that the weighted-average price per share of the series E preferred shares and the newly issued ordinary shares will satisfy the IPO Premium Requirement. In June 2014, we issued 32,977 new ordinary shares of Innocoll GmbH for $5.1 million to certain existing shareholders under the same terms and conditions and having the same anti-dilution rights as the series E preferred shares. Given that the price of our ADS at our initial public offering in July 2014 was $9.00 per

ADS (or €88.52 per ordinary share) in February 2015 we issued 58,953 of our ordinary shares to such holders as a result of these anti-dilution provisions after such issuance was approved at our shareholder meeting on December 4, 2014.

Innocoll GmbH Conversion of Preferred Shares into Ordinary Shares and Subsequent Transformation into Innocoll AG

Pursuant to a notarial deed entered into on June 16, 2014, the shareholders of Innocoll GmbH agreed to amend and terminate all preference, redemption and cumulative dividend rights by converting all preferred shares into ordinary shares of Innocoll GmbH (other than, with respect to the holders of series E preferred shares, who retained the anti-dilution right referred to above). On July 3, 2014, subsequent to the recapitalization, Innocoll GmbH transformed into a German stock corporation (Aktiengesellschaft or AG) in accordance with the provisions of the German Reorganization Act (Umwandlungsgesetz). In connection therewith, all 1,004,523 outstanding ordinary shares of Innocoll GmbH became 1,004,523 ordinary shares of Innocoll AG. Accordingly, although we changed our legal form, there was no change in our identity. The following table summarizes the capitalization of Innocoll GmbH before, and giving effect to, its recapitalization and the conversion of all preferred shares into ordinary shares prior to its transformation into Innocoll AG:

Share Class (in order of preferences)(1)	Shares Pre-Conversion(1)(2)	Exchange Ratio	Ordinary Shares Upon Conversion of Preferred Shares(2)%
Series E preferred shares	90,286	1:1	90,286	7.0%
Series D-2 preferred shares	24,981	1.88:1	47,025	3.7%
Series D preferred shares	201,744	1.88:1	379,771	29.6%
Series C preferred shares	240,611	0.67:1	160,203	12.5%
Series A preferred shares	376,827	0.67:1	250,898	19.6%
Series B preferred shares	63,352	1.83:1	115,733	9.0%
Ordinary Shares Pre-Conversion(3)	46,115	0:1	—	0%
Ordinary Shares(4)	32,977	1:1	32,977	2.6%
Outstanding options(5)	205,199	1:1	205,199	16.0%
Total	1,282,092		1,282,092	100.0%

(1)For a complete description of the rights, privileges and preferences of the various securities listed, including liquidation preference and dividend rates, see Note 16 to our audited consolidated financial statements.

(2)The number of each class of preferred shares indicated converted into the corresponding number of ordinary shares at the listed exchange ratio on June 16, 2014. Includes (i) 72,370 shares authorized and issuable upon the settlement of phantom shares and (ii) 85,414 ordinary shares awarded under our 2014 restricted share plan that were subject to repurchase.

(3)Certain ordinary shares outstanding prior to June 16, 2014 were reallocated to holders of preferred shares upon the recapitalization.

(4)In June 2014, immediately prior to the recapitalization, we issued 32,977 ordinary shares to certain investors for $5.1 million.

(5)Represents ordinary shares authorized and issuable upon the exercise of outstanding options. Does not include 24,784 ordinary shares reserved for options that can be awarded in the future.

Initial Public Offering

On July 30, 2014, we sold 6,500,000 ADSs representing 490,567 ordinary shares in our initial public offering at a price of $9.00 per ADS, thereby raising $54.4 million after deducting underwriting discounts and commissions. On August 20, 2014, the underwriters in our initial public offering partially exercised their overallotment option to purchase an additional 186,984 ADSs, representing 14,112 Ordinary Shares, at a public offering price of $9.00 per ADS. The sale of the overallotment option by our ADSs occurred on September 12, 2014, at which the company raised additional net proceeds of approximately $1.57 million, after deducting underwriting discounts and commissions. The ADSs we sold in the initial public offering represented new ordinary shares issued in a capital increase resolved by our shareholders for the purposes of the initial public offering on July 30, 2014.

Future Capital Requirements

We believe that our existing cash and cash equivalents and revenue from product sales and future milestone payments, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements of our current facility, and to advance our planned clinical trials of XaraColl, Cogenzia and CollaGUARD for at least the next 12 months. However, no assurance can be given that this will be the case, and we may require additional debt or equity financing to meet our working capital requirements. We will require additional capital to fund capital expenditure to expand our manufacturing capacity to the scale required for launch and commercialization of our products in the United States. Our need for additional capital will depend significantly on the level and timing of regulatory approval and product sales, as well as the extent to which we choose to establish collaboration, co-promotion, distribution or other similar agreements for our products and product candidates. Moreover, changing circumstances may cause us to spend cash significantly faster than we currently anticipate, and we may need to spend more cash than currently expected because of circumstances beyond our control.

We expect to continue to incur substantial additional operating losses as we seek regulatory approval for and commercialize XaraColl, Cogenzia and CollaGUARD and develop and seek regulatory approval for our other product candidates. If we obtain FDA approval for our products, we will incur significant sales, marketing and manufacturing expenses. In addition, we expect to incur additional expenses to add operational, financial and information systems and personnel, including personnel to support our planned product commercialization efforts for Cogenzia. We do not anticipate to incur significant costs in connection with commercialization efforts for XaraColl and CollaGUARD, as we plan to enter into commercialization partnerships for these products. We also expect to incur significant costs to continue to comply with corporate governance, internal controls and similar requirements applicable to us as a public company.

Our future use of operating cash and capital requirements will depend on many forward-looking factors, including the following:

•	the timing and outcome of the FDA’s review of the NDA for XaraColl and Cogenzia, and the PMA application for CollaGUARD;
•	the extent to which the FDA may require us to perform additional clinical trials for XaraColl, Cogenzia and CollaGUARD;
•	the costs of our commercialization activities for Cogenzia, if approved by the FDA;
•	the cost and timing of expanding our manufacturing facilities and purchasing manufacturing and other capital equipment for XaraColl, Cogenzia, CollaGUARD and our other products and product candidates;
•	the scope, progress, results and costs of development for additional indications for XaraColl, Cogenzia and CollaGUARD and for our other product candidates;
•	the cost, timing and outcome of regulatory review of our other product candidates;
•	the extent to which we acquire or invest in products, businesses and technologies;
•	the extent to which we choose to establish collaboration, co-promotion, distribution or other similar agreements for our product candidates; and
•	the costs of preparing, submitting and prosecuting patent applications and maintaining, enforcing and defending intellectual property claims.

To the extent that our capital resources are insufficient to meet our future operating and capital requirements, we will need to finance our cash needs through public or private equity offerings, debt financings, corporate collaboration and licensing arrangements or other financing alternatives. We have no committed external sources of funds. Additional equity or debt financing or corporate collaboration and licensing arrangements may not be available on acceptable terms, if at all.

If we raise additional funds by issuing equity securities, our shareholders will experience dilution. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any debt financing or additional equity that we raise may contain terms, such as liquidation and other preferences, that are not favorable to us or our shareholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish valuable rights to our technologies, future revenue streams or product candidates or to grant licenses on terms that may not be favorable to us.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

See “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

D.	TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2014 that are reasonably likely to have a material adverse effect on our revenues, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements, or relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of December 31, 2014:

Operating Leases

The group incurred operating lease expenses for the year ended December 31, 2014 of €0.3 million, which are included in general and administrative expenses. At December

31, 2014, the group had outstanding commitments for future minimum rent payments, which will become due as follows:

Year Ended
Thousands of Euros	December 31, 2014
Less than one year	239
Between one and five years	714
More than five years	—
Total operating lease commitments	953

G.	SAFE HARBOR

See “Special Note Regarding Forward Looking Statements” on page 1 of this annual report.

Item 6. Directors, Senior Management and Employees

A.	DIRECTORS AND SENIOR MANAGEMENT

Supervisory Board

The following table sets forth the names and functions of the current members of our supervisory board, their ages, their terms (which expire on the date of the relevant year’s shareholders’ meeting) and their principal occupations outside of our company as of March 17, 2015:

Name	Age	Term Expires	Principal occupation
Jonathan Symonds, CBE (Chairperson)(1)(3)	55	2019	Accountant
Shumeet Banerji, Ph.D.(Vice Chairperson)(1)(2)	55	2019	Consulant
David R. Brennan(1)(3)	61	2019	Retiree
A. James Culverwell(2)(3)	58	2019	Consulant
Rolf D. Schmidt(3)	82	2019	Investor/Retiree
Joseph Wiley M.D.(1)(2)	44	2019	Investment Manager

(1)Member of the compensation committee.

(2)Member of the audit committee.

(3)Member of the nominating and corporate governance committee.

The business address of the members of our supervisory board is the same as our business address: Innocoll AG, Unit 9, Block D, Monksland Business Park, Monksland, Athlone Ireland.

The following is a brief summary of the business experience of the members of our supervisory board:

Jonathan Symonds, CBE has been the chairperson of our advisory board, the predecessor to our supervisory board, since May 2014. Mr. Symonds has been a director of HSBC Holdings plc since April 2014 and chairman of HSBC Bank plc since April 2014. Since October 2013, Mr. Symonds has served as an independent director and chairman of the audit committee of Genomics England Limited, and since June 2014 he has served as an independent director Proteus Digital Health, Inc. Mr. Symonds was appointed Commander of the British Empire (CBE) for services to business and the pharmaceutical industry in January 2007. Mr. Symonds was previously chief financial officer of Novartis AG from 2009 to 2013. Prior to joining Novartis, he was a partner and managing director of Goldman Sachs from 2007 to 2009, chief financial officer of AstraZeneca plc from 1997 to 2007 and a partner of KPMG from 1992 to 1997. Mr. Symonds has previously served on the board of directors of Diageo plc and Qinetiq plc. Mr. Symonds received a B.A. in Business Finance from the University of Hertfordshire, where he also received an honorary doctorate. We believe that Mr. Symonds’ business experience in the pharmaceutical industry and his service on the boards of directors of other companies qualifies him to serve on our supervisory board.

Shumeet Banerji, Ph.D. has been a member of our advisory board, the predecessor to our supervisory board, since May 2014. Dr. Banerji is co-founder and partner of Condorcet, LP, a private investment and advisory firm. He was the founding chief executive officer of Booz & Company, a global management consulting firm, from 2008 to 2012 and served as a senior partner from May 2012 to March 2013. Prior to that, he held multiple roles at Booz Allen Hamilton, a consulting company and predecessor to Booz & Company, including president of the worldwide commercial business, managing director, Europe, and managing director, United Kingdom. He was elected every year for 10 years to the firm’s Board of Directors. Dr. Banerji has been a director of the Hewlett-Packard Company since January 2011. Dr. Banerji received his Ph.D. from Northwestern University, Kellogg School of Management. We believe that Dr. Banerji’s global business experience and his service on several boards of directors qualifies him to serve on our supervisory board.

David R. Brennan has been a member of our advisory board, the predecessor to our supervisory board, since May 2014. Mr. Brennan has nearly 40 years’ experience in the pharmaceutical industry. Mr. Brennan served as the chief executive officer of AstraZeneca Plc from January 2006 to June 2012, president and chief executive officer of AstraZeneca Pharmaceuticals LP from 2001 to 2005, president and chief executive officer of AstraZeneca’s North American subsidiary from 2001 to 2006, executive vice president of North America Division of AstraZeneca Plc from 2001 to 2005 and senior vice president of commercialization and portfolio management of AstraZeneca from 1998 to 2000. Prior to the merger between Astra AB and Zeneca Plc, Mr. Brennan served as senior vice president of business planning and development of Astra Pharmaceuticals LP, the American subsidiary of Astra AB. Mr. Brennan has been a director of the Chief Executive Officer Roundtable on Cancer since 2010 and a director of Insmed Incorporated since May 2014. Mr. Brennan served as an executive director of AstraZeneca Plc from 2005 to 2012, chairman of the board for the Southeastern Pennsylvania Chapter of the American Heart Association from 2004 to 2006, an executive board member of the Pharmaceutical Research and Manufacturers of America from 2001 to 2012 and chairman from 2009 to 2010, a member of the executive board and board member of the European Federation for Pharmaceutical Industries and Associations from 2006 to 2012, president of the International Federation of Pharmaceutical Manufacturers and Associations from 2010 to 2012, a member of the European Roundtable of Industrialists from 2006 to 2012 and a member of the National Institute of Health Roundtable on Evidence Based Medicine from 2006 to 2011. He was a participant and member of the International Business Council of the World Economic Forum. Mr. Brennan holds a B.A. in Business Administration from Gettysburg College, where he currently serves on the board of trustees. We believe that Mr. Brennan’s business experience in the pharmaceutical industry qualifies him to serve on our supervisory board.

A. James Culverwell has been a member of our advisory board, the predecessor to our supervisory board, since August 2013. Mr. Culverwell also served on Innocoll Holdings’ board of directors from December 2012 to August 2013. Mr. Culverwell has over 30 years’ experience in the pharmaceutical industry in pharmaceutical company analysis, investment banking and healthcare private equity. Mr. Culverwell joined Hoare Govett in 1982, where he became director of European healthcare research. He joined Merrill Lynch & Co. in 1995, where he became head of European pharmaceutical research and global coordinator for healthcare research and established a top-rated franchise. In 2004, Mr. Culverwell set up Sudbrook Associates, a healthcare corporate advisor specializing in fund raising, corporate advice and due diligence in the private healthcare sector. Mr. Culverwell also sits on the boards of four other private companies in the specialty pharmaceutical, drug development and diagnostic field. Mr. Culverwell received a MSc from the University of Aberdeen. We believe that Mr. Culverwell’s business experience in the pharmaceutical industry and his service on the boards of directors of other companies qualifies him to serve on our supervisory board.

Rolf D. Schmidt has been a member of our advisory board, the predecessor to our supervisory board, since August 2013. Mr. Schmidt also served on Innocoll Holdings’ board of directors from 1997 to August 2013. Mr. Schmidt was a co-founder of the medical bio-adhesives product company, Closure Medical Corporation. Mr. Schmidt led the company as chairperson from its early development through its initial public offering in 1996 and until its acquisition by Johnson & Johnson in 2005. He was co-founder of Sharpoint, Inc., a leading developer and manufacturer of ophthalmic surgical needles and sutures prior to its acquisition by Alcon Labs, Inc. in 1986. Mr. Schmidt actively consults with and invests in early-stage healthcare technology companies. We believe that Mr. Schmidt’s business and management experience, primarily in the healthcare industry, and his service on the boards of directors of other companies qualifies him to serve on our supervisory board.

Joseph Wiley, M.D. has been a member of our supervisory board since December 2014 and is a principal at Sofinnova Ventures, an affiliate of one of our shareholders. Dr. Wiley has over 20 years of experience in the pharmaceutical, medical and venture capital industries. He was previously a medical director at Astellas Pharma. Prior to joining Astellas, he held investment roles at Spirit Capital, Inventages Venture Capital and Aberdeen Asset Managers (UK). Dr. Wiley trained in general medicine at Trinity College Dublin, specializing in neurology. He is also a Member of the Royal College of Physicians in Ireland. We believe that Dr. Wiley’s business experience in the pharmaceutical industry qualifies him to serve on our supervisory board.

Dr. Wiley was nominated to our supervisory board pursuant to a Supervisory Board Member Nomination Agreement into which we and certain of our shareholders entered with Sofinnova Venture Partners VIII, L.P., or Sofinnova, and pursuant to which Sofinnova had the right to nominate, in consultation with our Nominating and Corporate Governance Committee, one member for appointment to our supervisory board, subject to the approval of our supervisory board and our shareholders. Our shareholders voted in favor of Mr. Wiley’s appointment during our extraordinary shareholder meeting on December 4, 2014.

Management Board

The following table sets forth the names and functions of the current members of our management board, their ages and their terms as of March 17, 2015:

Name	Age	Term Expires	Position
Anthony P. Zook	54	December 6, 2019	Chief Executive Officer
Michael Myers Ph.D.	53	June 15, 2019	Head of Portfolio Management
Gordon Dunn	50	June 15, 2019	Chief Financial Officer

The business address of the members of our management board is the same as our business address.

The following is a brief summary of the business experience of the members of our management board:

Anthony P. Zook. is the chairperson of our management board and has served as our chief executive officer since December 7, 2014. Mr. Zook has extensive pharmaceutical executive management, commercialization and marketing experience. He held several executive positions at AstraZeneca including executive vice president of Global Commercial Operations from 2010 to 2013, president and chief executive officer of the North American division from 2007 to 2010 and president of Medimmune from 2008 to 2010. Prior to joining Innocoll, Mr. Zook was chief executive officer and member of the board of directors of Vivus, Inc. in 2013. He has served or continues to serve on several boards including the boards of AltheRx, Inhibikase, Rib-X Pharmaceuticals, the National Pharmaceutical Council, PhRMA, the Pennsylvania Division of the American Cancer Society and his alma mater, Frostburg State University. Mr. Zook earned a B.S. degree from Frostburg State University and an A.A. degree in chemical engineering from Pennsylvania State University. We believe that Mr. Zook’s management and technical experience qualifies him to serve on our management board.

Michael Myers, Ph.D. is a member of our management board and Head of Portfolio Operations. Until December 2014, he served the chairperson of our management board since our initial public offering in July 2014 and has served as our chief executive officer since June 2003. Dr. Myers has more than 27 years of industry experience in the drug delivery and specialty pharmaceutical sectors. He has served as president of the drug delivery division of West Pharmaceutical Services, president of pharmaceutical operations for Fuisz Technologies (Biovail) and has held executive positions in Flamel Technologies and Elan Corporation. Dr. Myers earned his Ph.D. in Chemistry from the University College Cork. We believe that Dr. Myers’ management and technical experience qualifies him to serve on our management board.

Gordon Dunn is a member of our management board and has served as our chief financial officer since 2012. Prior to joining us as chief financial officer, Mr. Dunn served on Innocoll Holdings’ board of directors as representative of NewSmith from December 2007 to December 2012. Prior to joining Innocoll, Mr. Dunn had 20 years’ experience in investment banking and private equity. Mr. Dunn managed the private equity funds of NewSmith Capital since their inception in 2004 until August 2014. Prior to joining NewSmith Capital, Mr. Dunn was employed in the investment banking and securities industry, including nine years at Merrill Lynch in London. At Merrill Lynch, Mr. Dunn held several senior positions, including co-head of the European Private Equity Group and Director of Equity Capital Markets. Mr. Dunn began his career as an associate at the law firm of Morrison & Foerster LLP. He received a B.A. from Stanford University and a J.D. from New York University School of Law. We believe that Mr. Dunn’s business experience qualifies him to serve on our management board.

Management Team

Our management board is supported by a highly qualified and internationally experienced management team:

Name	Age	Position
James P. Tursi, M.D.	50	Chief Medical Officer
David Prior, Ph.D.	54	Executive Vice President, Clinical, Regulatory and Scientific Affairs
Denise Carter	46	Executive Vice President, Business Development and Corporate Affairs
James Croke	55	Executive Vice President, Engineering and Technology Development
Alexandra Dietrich, Ph.D.	40	Managing Director, Syntacoll GmbH

James P. Tursi, M.D. was appointed as our Chief Medical Officer in March 2015. Dr. Tursi previously worked as the Chief Medical Officer of Auxilium Pharmaceuticals since August 2011 where he was responsible for oversight of all Clinical Development, Clinical Operations, Biometrics, Nonclinical, Medical Affairs and Safety activities. Under his leadership, Auxilium received FDA and international approval of Xiaflex in two distinct indications, advanced development in four additional indications and initiated clinical work with two other drug assets. Prior to being appointed CMO, Dr. Tursi joined Auxilium in March 2009 as Vice President of Clinical Research & Development following tenures at GSK Biologicals where he directed all Medical Affairs responsibilities for cervical cancer vaccines in North America and Proctor and Gamble Pharmaceuticals where he worked on several products and therapeutic areas as a Medical Director. Therapeutic experience at P&G included female sexual dysfunction, overactive bladder, and osteoporosis. Prior to joining the industry, he practiced Medicine and Surgery for 10 years in clinical practice in Southern New Jersey caring for indigent patients. He also created a medical education company, I Will Pass®, which assisted physicians in the process of board certification. Dr. Tursi received his Doctor of Medicine degree from the Medical College of Pennsylvania and completed his residency training at the Johns Hopkins Hospital.

David Prior, Ph.D. has served as our executive vice president, clinical, regulatory and scientific affairs since 2008. He has more than 30 years of international experience in the pharmaceutical industry, having worked for major research-based companies, such as Wyeth and Aventis, as well as drug delivery companies, including Elan Corporation and Fuisz Technologies (Biovail). Dr. Prior joined Innocoll in 2004 from the UK-based CRO, Pharmaceutical Profiles, where he served on the board of directors as technical director responsible for R&D, clinical manufacturing and quality assurance. Dr. Prior holds a Ph.D. in Physical Organic Chemistry from the University of Surrey.

Denise Carter has served as our executive vice president, business development and corporate affairs since 2003. Ms. Carter has 23 years’ experience in the pharmaceutical industry and has held executive business development roles for various drug delivery companies. Prior to joining Innocoll, she served as vice president of business development for the drug delivery division of West Pharmaceutical Services, responsible for business development, marketing and project management. She has held senior business development positions with Eurand, Cardinal Health and Fuisz Technologies (Biovail). Ms. Carter holds a B.S. in Chemistry from the College of William and Mary.

James Croke has served as executive vice president, engineering and technology development since 2007. Mr. Croke has over 27 years’ experience in the pharmaceutical industry and has held a variety of senior management positions in both European and American companies. Prior to joining Innocoll, he held the position of vice president of global projects for Cardinal Health Inc., with responsibilities including new technology integration, product management, process transfer and supply chain management. He has also served as vice president of manufacturing operations for Fuisz Technologies (Biovail) and has held senior management positions in manufacturing, process transfer and quality control for Elan Corporation. Mr. Croke holds an MSc Chemistry Degree from the University of Toronto.

Alexandra Dietrich, Ph.D. has been the managing director of Syntacoll GmbH, our manufacturing facility, since 2007. Educated as a pharmacist, she has over seven years’ experience in the pharmaceutical industry in Europe and has worked for a biotechnology company in the United States. She has experience in design, research and development as well as quality and regulatory affairs. Dr. Dietrich is authorized and registered as a Qualified Person under European Union pharmaceutical regulations. Dr. Dietrich holds a Ph.D. in Molecular Biology and Genetics from the University of Munich.

B.	COMPENSATION

Compensation of Supervisory Board Members

2014 Supervisory Board Member Compensation Table

The following table sets forth information for the year ended December 31, 2014 regarding the compensation awarded to, earned by or paid to our supervisory board members who served on our advisory board during 2014. Our employees who also serve as supervisory board members do not receive additional compensation for their performance of services as supervisory board members. This table does not include the value of restricted shares and options awarded after December 31, 2014 pursuant to our 2014 restricted share awards.

Name(1)	Fees Earned or Paid in Cash ($)	Share Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Jonathan Symonds, CBE	50,588	247,330	—	—	—	297,918
Shumeet Banerji, Ph.D.	17,706	247,330	—	—	—	265,036
David R. Brennan	22,764	149,850	—	—	—	172,614
A. James Culverwell	22,764	141,769	—	—	—	164,533
Dennis H. Langer, M.D.	58,333	296,792	77,925	—	—	433,050
John O’Meara	—	—	—	—	—	—
Rolf D. Schmidt	22,764	—	—	—	—	22,764
Anthony H. Wild, Ph.D.	—	616,913	—	—	—	616,913
Joseph Wiley, M.D..	17,706	—	—	—	—	17,706

(1)	In June 2014, Dennis H. Langer, M.D. and John O’Meara both resigned from the supervisory board, Anthony H. Wild, Ph.D. resigned as chairperson, and Jonathan Symonds, CBE was appointed as chairperson and Shumeet Banerji, Ph.D. and David R. Brennan were appointed as members of our supervisory board. In December 2014, Anthony H. Wild, Ph.D. resigned from our supervisory board and Joseph Wiley, M.D. was appointed as a member of our supervisory board.

No option awards were made to any of our supervisory board members as compensation as of December 31, 2014. As of December 31, 2014, A. James Culverwell and Rolf D. Schmidt held options to acquire 4,320 and 6,461 ordinary shares, respectively, issued pursuant to investments made in the company prior to the transformation of Innocoll GmbH into Innocoll AG (see “Item 7. Major Shareholders and Related-Party Transactions—A. Major Shareholders”).

Under German law, the compensation of the first supervisory board of a German stock corporation can only be determined by the shareholders’ meeting that resolves on the discharge of the first members of the supervisory board. Because the supervisory board appointed at the time of our incorporation as a stock corporation on June 16, 2014 is our first supervisory board, the final consideration payable to supervisory board members will be decided at our annual general shareholders’ meeting that will take place in 2015.

However, we expect to propose the following remuneration system to our shareholders at our next annual shareholders’ meeting:

•	Ordinary members of the supervisory board shall receive a fixed remuneration in the amount of €35,000 per annum. The chairman of the supervisory board shall receive higher fixed remuneration in the amount of €100,000 per annum. Each member who serves as a chairman of a committee shall receive an additional €10,000 per annum.
•	We will not pay fees for attendance at supervisory board meetings.
•	The members of the supervisory board will be entitled to reimbursement of their reasonable, documented expenses (including, but not limited to, travel, board and lodging and telecommunication expenses).

After its approval by our shareholders’ meeting, this proposed remuneration system will remain in force until it has been amended or terminated by our general shareholders’ meeting during the following year, 2015.

Remuneration and Benefits in the Fiscal Year 2014

Our supervisory board was established for the first time upon the incorporation of Innocoll AG. Innocoll GmbH had an advisory board since its registration in the commercial register on August 23, 2013.

Compensation of Management Board Members

2014 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers during the fiscal year ended December 31, 2014:

Name and Principal Position	Salary	Bonus		Share Awards	Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation		Total
Anthony P. Zook	$32,372	—		—	—	—	—		$32,372
Chairperson of the Management Board and Chief Executive Officer
Michael Myers, Ph.D.	$387,373	$232,423	(1)	$1,692,772	$543,098	—	$45,773	(2)	$2,901,439
Member of the Management Board and Head of Portfolio Operations
Gordon Dunn	$316,456	$148,101	(3)	$712,720	$236,149	—	$8,934	(4)	$1,422,360
Member of the Management Board and Chief Financial Officer

(1)Cash bonus of $232,423 awarded and accrued. This amount was paid in January 2015.

(2)Includes term life insurance, short and long-term disability insurance, long-term care insurance and matching contributions under the terms of our 401(k) plan.

(3)A cash bonus of $148,101 awarded and accrued. This amount is expected to be paid in April 2015.

(4)Includes health insurance. Compensation to Mr. Dunn is denominated in Great Britain Pounds, converted for the table above at a rate of £0.632 to $1.00, the average yearly rate for 2014 published by the United States Internal Revenue Service.

In the year ended December 31, 2014, Mr. Zook received total compensation of $32,372, which included base salary, Dr. Myers received total compensation of $2,901,439, which included base salary, bonus, share awards, option awards and other benefits, including our contribution to a direct insurance plan for Dr. Myers and Mr. Dunn received total compensation of $1,422,360, which included $316,456 in base salary, share awards, option awards and other benefits. From 2008 through 2013, Dr. Myers, and in 2013, Mr. Dunn, were awarded cash bonuses of $543,198 and $197,892, respectively, which were paid following the completion of the initial public offering.

In January 2014 and May 2014, Dr. Myers and Mr. Dunn were granted a total of 48,017 phantom shares and 20,878 restricted shares, respectively. In December 2014, the supervisory board ratified the award approved in January 2014 to Dr. Myers and Mr. Dunn options to purchase 10,747 and 4,673 ordinary shares, respectively. The phantom share and restricted share awards granted to Dr. Myers and Mr. Dunn in the year ended December 31, 2014 were made in relation to service rendered the year ended December 31, 2014 as well as in consideration of prior years of service in which no share awards had been granted.

Employment Agreement and Equity Award Agreement with Anthony P. Zook

We entered into an employment agreement with Anthony P. Zook under which he is entitled to receive an initial annual base salary of $500,000 and which provides that Mr. Zook will serve as our chief executive officer (CEO) and as the chairperson of our management board (Vorstandsvorsitzender). Mr. Zook is further eligible to receive an annual target performance bonus of 55% of his base salary, based on certain annual corporate goals and individual performance goals established annually by our supervisory board. The supervisory board has discretion to pay the annual target performance bonus to Mr. Zook even if the corporate and individual goals are not fully achieved and it also has the discretion to increase Mr. Zook’s total annual target bonus to up to 150% of the annual target performance bonus if the corporate and individual goals are exceeded.

Our supervisory board also approved, subject to the approval of our shareholders, a grant to Mr. Zook, of 37,761 restricted ordinary shares, which represented 2.25% of our outstanding ordinary shares at the time of grant, and entered into a related restricted share award agreement with Mr. Zook. The issuance of such restricted ordinary shares is subject to the approval of our shareholders and to be effective, must be approved at an annual or extraordinary meeting of our shareholders by a vote of the holders of not less than two-thirds of the ordinary shares present and voting at such meeting. We have agreed to take all reasonable steps to include a proposed resolution approving such issuance in the invitation for the next annual or extraordinary meeting of our shareholders to be held in 2015 and to take all reasonable action necessary to solicit and gain approval for such issuance. Pursuant to the award agreement, Mr. Zook is required to subscribe to the restricted ordinary shares at their nominal value per share of EUR 1.00 each. The restricted ordinary shares are subject to our repurchase right if Mr. Zook’s employment with us terminates for any reason other than in connection with a change of control, which repurchase right lapses for 33.3% of the restricted ordinary shares upon the first anniversary of the grant date and thereafter, for an additional 8.3325% of the restricted ordinary shares on a quarterly basis. If Mr. Zook’s employment with us terminates within 180 days before or after the occurrence of a change of control, our repurchase right lapses for all the restricted ordinary shares. The award agreement further provides that Mr. Zook may not assign, pledge or otherwise transfer the restricted ordinary shares until the earlier of the fourth anniversary of the date of the award agreement and a change of control.

The employment agreement further provides that, for each calendar year of Mr. Zook’s continuing employment, starting in 2016, our supervisory board is required to consider an annual grant of options to purchase ordinary shares to Mr. Zook based upon a variety of factors deemed important to the supervisory board including our performance and the competitiveness of Mr. Zook’s compensation within the relevant market, with a target for consideration of 0.5% of the number of ordinary shares issued and outstanding on the date of the grant. The annual equity grant is in the sole discretion of the supervisory board’s compensation committee and the supervisory board as a whole. The compensation committee and the supervisory board further have the discretion to issue additional equity compensation, including but not limited to options, as the supervisory board may determine from time to time and will consider changes in our capital when making such decisions. In addition, as soon as practicable after Mr. Zook commences employment, he may, but is not required to, purchase $500,000 in ordinary shares from us based on their then-current market price. After five years of employment, Mr. Zook shall own our ordinary shares, on a continuing basis, having a market value equal to no less than three times his then-current base salary.

The employment agreement also provides that if we terminate Mr. Zook’s employment for reasons other than cause, or as a result of his death or disability or the employment is terminated by Mr. Zook for good reason, Mr. Zook is entitled to continue to receive his base salary and reimbursement for all medical, dental and life insurance benefits for a period of one year after the termination. If Mr. Zook dies during his employment, his estate is entitled to all his compensation and benefits through the date of his death and to the proceeds from any applicable policy of life insurance obtained by us for the benefit of these beneficiaries. In the event Mr. Zook is unable to perform his duties and responsibilities to us to the full extent required by the supervisory board by reason of illness, injury or incapacity for 90 consecutive days, or for more than 120 days in the aggregate during any period of 12 consecutive calendar months, he is entitled to all compensation and benefits earned through the date of disability and to the proceeds from any applicable disability insurance policy obtained by us for his benefit. If Mr. Zook’s employment is terminated within 180 days before or after a change in control, (a) by us for any reason other than cause, (b) as a result of his death or disability, or (c) by Mr. Zook for good reason, then any and all of the restricted ordinary shares owned by Mr. Zook that remain subject to forfeiture shall automatically become no longer subject to forfeiture upon the latter to occur of: (i) the occurrence of the change in control, or (ii) the termination of his employment as provided above; provided, however, that Mr. Zook provides the management or the supervisory board with written notice of the occurrence of an event constituting good reason within 30 days of the occurrence of such event and we fail to cure or rectify such event within 30 days after receiving such written notice, at Mr. Zook’s option, exercisable within 30 days after the expiration of such cure period, Mr. Zook may resign from the employment relationship established with us, or, if involuntarily terminated without cause, give notice of intention to collect compensation and benefits under the employment agreement by delivering a notice in writing to the management board and/or the supervisory board, and in such event, he is entitled to continue to receive his base salary and reimbursement for all medical, dental and life insurance benefits for a period of one year after the termination, as well as, the acceleration of vesting of his equity compensation, subject to limitations imposed under German law.

Pursuant to the employment agreement, Mr. Zook also agreed to a no-solicitation covenant and a covenant not to compete with us worldwide during his employment with us and for a period of 365 days thereafter, which period shall be automatically extended for any period of time during which the he has breached, or threatened to breach the relevant provisions.

Employment Agreement with Michael Myers, Ph.D.

Our subsidiary, Innocoll, Inc. entered into an executive employment agreement with Dr. Myers which replaces his prior employment agreement with us and which provides that Dr. Myers will serve as the Head of Portfolio Operations and continues to serve as a member of our management board, reporting to our CEO on all matters. The employment agreement provides for a term from January 1, 2015 through December 31, 2015, which term can be extended by Innocoll, Inc., in its sole discretion, by up to six months by not less than 90 days written notice to Dr. Myers. Pursuant to the employment agreement, Dr. Myers receives a base salary of $445,479 and a monthly expense allowance and other reimbursements in the aggregate amount of $4,000 as well as other group insurance and fringe benefits provided by Innocoll, Inc. for its other executives. In addition, our supervisory board has assessed the performance of Dr. Myers during 2014 and has determined the bonus amount payable to Dr. Myers for services performed during 2014 to be $232,423. The supervisory board will also consider the grant of stock options to Dr. Myers, but has no obligation with respect thereto. In addition, at the end of 2015, Dr. Myers will be considered, in the normal course of the year-end evaluations for a bonus based on annual corporate goals and individual performance goals established by our supervisory board and, in its discretion, for equity grants. However, the employment agreement provides that for 2015, in any event, Dr. Myers is entitled to a bonus of at least 30% and not more than 60% of his base salary. If the term of Dr. Myers’ employment is extended beyond December 31, 2015, he also is entitled to receive a pro rata bonus for 2016 equal to the product of 1/12 of his bonus for 2015 times the number of months that the term has been extended.

The employment agreement also provides that if Dr. Myers’ employment is terminated by Innocoll, Inc. for reasons other than cause, or as a result of his death or disability, Dr. Myers is entitled to continue to receive his base salary and reimbursement for all medical, dental and life insurance benefits until the later of one year after the termination and December 31, 2016. If Dr. Myers’ employment relationship ends as a result of his admission of any dishonest or illegal act or omission; his conviction of any misdemeanor or felony pertaining to or involving dishonesty, harassment or violence; any negligent act or omission by him which has a material adverse effect upon us; his willful misconduct; his failure to implement or observe any lawful directive of our management board or supervisory board, or as a result of the fact that any of his representations contained in the employment agreement is materially false or misleading or he breaches, violates or defaults on any of the covenants, duties or obligations imposed upon him pursuant to the employment agreement and he fails to cure any curable breach within 30 days from notice thereof he is not entitled to any compensation or benefits of any nature upon termination. If Dr. Myers dies during his employment with Innocoll, Inc., his estate is entitled to all his compensation and benefits through the date of his death less the proceeds from any applicable policy of life insurance obtained by us for the benefit of these beneficiaries. In the event Dr. Myers is unable to perform his duties and responsibilities to us to the full extent required by the management board by reason of illness, injury or incapacity for 90 consecutive days, or for more than 120 days in the aggregate during any period of 12 consecutive calendar months, he is entitled to all compensation and benefits earned through the date of disability less the proceeds from any applicable disability insurance policy obtained by us for his benefit. Dr. Myers may terminate his employment upon 90 days advance written notice at any time unless earlier terminated by Innocoll, Inc. In such event, he is entitled to receive salary continuation for one year thereafter and continuation of medical, dental, and life insurance benefits for one year thereafter.

Pursuant to the employment agreement, Dr. Myers also agreed to a no-solicitation covenant and a covenant not to compete with us worldwide during his employment with Innocoll, Inc. and for a period ending on the latter of December 31, 2017, or two years following the date his employment relationship ends, which period shall be automatically extended for any period of time during which the he has breached, or threatened to breach the relevant provisions.

Employment Agreement with Gordon Dunn

We entered into an employment agreement with Gordon Dunn on June 1, 2013. The agreement entitles Mr. Dunn to receive an initial base salary of £200,000 and provides that Mr. Dunn will serve as chief financial officer for the company and all of its direct and indirect subsidiaries. Mr. Dunn is also entitled to participate in any bonus scheme from time to time determined by us and in any long term equity incentive plan implemented by us. We have agreed, subject to supervisory board and shareholder approval, where required, to set Mr. Dunn’s participation level in any such plan at approximately 50% of the chief executive officer’s level. Both we and Mr. Dunn may terminate his employment agreement with six months’ written notice. In addition, we may terminate Mr. Dunn’s employment agreement for cause. Mr. Dunn has entered into a confidentiality and non-competition agreement with us that prohibits him from disclosing our confidential information and from being an employee or consultant of a company directly competing with us, as well as from soliciting our employees and customers, for one year following a termination of his employment, or from the date he commences any garden leave prior to his actual termination date.

Equity-based Plans

2014 Restricted Share Awards

In January 2014 (as amended on March 20, 2014), we adopted a restricted share plan pursuant to which certain restricted shares have been issued to members of our management board and certain of our employees and employees of our subsidiaries, which restricted shares were converted into our ordinary shares or rights to receive our ordinary shares or cash in the course of our transformation into a stock corporation. Pursuant to the restricted share plan and the award agreements entered into in connection therewith, the restricted shares are forfeited and subject to a repurchase right by us in the case of a bad leaver event, which is (i) a voluntary termination by the employee, other than in the context of a constructive termination, and (ii) a termination of the grantee by us for cause. If a bad leaver event occurs, the restricted shares and phantom shares can be repurchased by us at any time without further notice or action of the grantee at a price equal to the lesser of the amount paid by the grantee for such shares, and the fair market value per share (as represented by the NASDAQ closing price of our ADSs) on the date of such forfeiture. However, if no bad leaver event occurs before the occurrence of the earlier of (i), in the case of members of our management board and certain members of our advisory board, (a) the 183rd day after our initial public offering, and (b) a so-called liquidity event, or (ii) in the case of certain members of our advisory board, (a) upon a so called liquidity event or (b) in the case of an initial public offering, in relation to 33.3% and 66.7% and 100% of the shares subject to the grant, on the date which is one, two and three years after the grant date respectively, or in each case the 183rd day after the completion of an initial public offering, whichever is later, our repurchase right terminates and the ordinary shares or phantom shares held by the grantee are no longer subject to any restrictions. A liquidity event occurs in the event we merge or consolidate into or with another entity or vice versa (subject to certain limited exceptions), of the sale, conveyance, mortgage, pledge or lease of all or substantially all our assets, or of the disposition of securities representing a majority of our voting power through a transaction or series of related transactions. For certain of the grantees holding restricted shares, their award agreement specifies that our repurchase right also terminates on the day prior to date that is the fifth anniversary of the date the restricted shares were granted to such person, if earlier than the other termination events described above. While the restricted shares are still subject to our repurchase right, they may not be transferred by the grantee other than by way of inheritance or for estate planning purposes. The January 2014 restricted share plan and the award agreements granted thereunder as well as the phantom share award agreements were terminated with effect as of the effective date of our transformation into Innocoll AG and were replaced by substantially similar award agreements.

We have also entered into certain phantom share award agreements with certain of our executives who did not receive restricted shares under the restricted share plan, which phantom share award agreements were subsequently amended and restated following our initial public offering. Pursuant to the amended and restated phantom share award agreement entered into in January 2015, the grantee has a contractual claim against us to receive a bonus payment in case of a so-called exit event, which is the earlier of (i) the occurrence of a liquidity event, as described above for the restricted share plan and (ii) any trading day of our ADSs on Nasdaq within the period beginning on the third trading day after the publication of our quarterly reports for the fourth quarter of 2014 and ending on the trading day immediately preceding the first trading day that is two weeks prior to the end of the first quarter of 2015, which has been designated by our management board in its free discretion. The bonus payment will be an amount equal to the fictitious value of the phantom shares held by the grantee to be calculated on the basis of the value of our company on a cash free/debt free basis at the time and as a result of an exit event, divided by the real number of shares of our company issued at the time of the exit event, in each case treating phantom shares as if they were actual restricted shares. We have the option, but not the obligation, to issue restricted shares to the grantee in lieu of a cash bonus payment. The phantom shares are subject to our repurchase right if a bad leaver event occurs under the same terms and conditions as those applicable to the restricted shares, described above. While the restricted shares or the phantom shares are still subject to our repurchase right, they may not be transferred by the grantee other than by way of inheritance or for estate planning purposes.

2014 Management Option Agreements

In December 2014, we entered into option agreements with each of Dr. Myers and Mr. Dunn (the “2014 Management Option Agreements”) which memorialized options previously promised to Dr. Myers and Mr. Dunn as consideration for past services. Pursuant to the terms of the 2014 Management Option Agreements, Dr. Myers and Mr. Dunn have the right to subscribe for 10,744 and 4,672 ordinary shares, respectively, at an exercise price of $119.25 per ordinary share, which rights are exercisable through June 15, 2019, subject to certain black-out periods. The 2014 Management Option Agreements further provide that Dr. Myers and Mr. Dunn have the right to exchange any ordinary shares they receive upon exercise of these options into ADSs. We have created an authorized capital (Authorized Capital II) as set forth in our articles of association, to cover, among other issuances, the required share issuances under the 2014 Management Option Agreements (See “Item 10. Additional Information—A. Share Capital—Authorized Capital”). The Authorized Capital II will remain in effect until June 15, 2019, on which date any unexercised options expire pursuant to the terms of the 2014 Management Option Agreements, unless our shareholders approve the creation of a new authorized capital for an additional five-year period. We entered into option agreements on substantially similar terms with certain of our members of management and employees pursuant to which the optionees have the right to subscribe for a total of 9,368 ordinary shares at an at the same exercise price of $119.25 per ordinary share.

Stock Option Plan

In January 2015 we established a stock option plan pursuant to which members of our and our subsidiaries’ management board(s) and employees are eligible to acquire our ordinary shares pursuant to stock options. During our extraordinary shareholder meeting on December 4, 2014, our shareholders approved a contingent capital which provides for an increase of our share capital by up to €150,920 by issuance of up to 150,920 new ordinary shares issuable solely upon exercise of options granted under the plan (see below “— Contingent Capital”). Stock options under the plan may be granted at an exercise price determined, at our sole discretion, either (i) on the basis of the average closing price for our ADS on the NASDAQ Global Market on the last 10 trading days immediately preceding the date of grant or (ii) 13.25 times the price of our ADSs on the NASDAQ Global Market on the date of grant. The exercise price is subject to adjustment upon changes in our capitalization and must at all times be at least equal to €1.00 per ordinary share. Any granting of stock options is subject to the recommendation of our compensation committee and subject to this recommendation, the management board, and, to the extent that our management board is concerned, our supervisory board, selects the eligible persons to whom options will be granted and determines the grant date, amounts, exercise price and other relevant terms of the stock option grants in accordance with the provisions of the plan. Stock options may be granted at any time during the year to new management board members and employees. Stock options for existing employees and existing management board members may be granted each year, during the month of December or during the first quarter of the following year, and will be deemed to be granted as of the last trading day on NASDAQ prior to the date of grant.

A stock option granted under the plan may not be exercised until the occurrence of each of the following events: (i) the expiration of a four-year waiting period (measured from the date of grant), and (ii) during the period between the end of the date of grant and the first day of the relevant exercise period, the price of our ADS on the NASDAQ Global Market has risen by a higher percentage than the performance of the MSCI World Index has increased during the same period. The relevant factors for the comparison of the development of the price of our ADS on the NASDAQ Global Market and the MSCI World Index is the difference, in percentages, between both during the period which starts at the end of the date of grant and ends with the determination of the arithmetic average of the price of our ADS on the NASDAQ Global Market during the 20 trading days preceding the first day of the relevant exercise period and the determination of the final value of the arithmetic average of the MSCI World Index during the 20 trading days preceding the first day of the relevant exercise period.

In addition a stock option may not be exercised during any of the following periods: (i) from the end of the seventh trading day before up to the third trading day after, our general meeting;(ii) between the first trading day on which we have published an offer to acquire new shares, bonds or option rights, up to the end of the last day of the subscription period for such offer; and (iii) beginning at the opening of trading on the first trading day that is two weeks prior to the end of each quarter and ending at the close of trading on the second trading day after the publication of our quarterly reports.

In the event of any termination of service of an optionee, other than for cause and not occurring either 180 days before or after a change of control, the optionee has the right to retain such percentage of his or her options equal to the number of months of service of the optionee from the date of grant to the date of termination divided by a factor of 36 so that those stock options vest pro rata over a period of 3 years, beginning with the date of grant. Any vested stock options for which the four-year waiting period has not expired at the time of termination can be exercised with in 12 months after the waiting period has expired. Any unvested stock options expire without compensation upon such termination of service. In the event of any termination of service of an optionee by us for cause, all stock options held by the optionee expire without any compensation at the time that his or her termination becomes effective.

In the event of any termination of service of an optionee, other than for cause, occurring within 180 days after a change of control, the optionee has the right to exercise all stock options for which the four-year waiting period has expired at the time that the termination becomes effective within the first 12 months following the termination, or, the optionee is terminated other than for cause within 180 days before a change of control, within the first 12 months following the change of control. Any stock options for which the waiting period has not yet expired at the time of termination or the change of control, as applicable, can be exercised within the first 12 months after expiration of the waiting period. Any stock option not exercised within this 12 month period expires without any compensation.

In extraordinary circumstances, our management board, and, to the extent that our management board is concerned, the supervisory board, may abstain from terminating the stock options.

We have the right to make a cash payment upon exercise of the stock options instead of delivering ordinary shares. Such cash payment will be equivalent to the closing price of our ADSs on the NASDAQ Global Market on the day of exercise, multiplied by 13.25, multiplied by the number of ordinary shares for which stock options are exercised. Any payment will be set off against the exercise price to be paid by the optionee.

Notwithstanding the foregoing, a stock option may only be exercised within ten years from the date of grant and expires thereafter if not exercised. A stock option is generally not transferable during the life of the optionee, but is inheritable upon the death of the optionee.

In the event of our merger with another company (Verschmelzung), a conversion of the stock corporation (Formwechsel), a capital increase from the company’s reserves (bonus share) or equivalent measures, the stock options will continue in any successor entity (Gesamtrechtsnachfolger) as a consequence of any merger, acquisition or conversion, and the terms of the stock options will be amended accordingly.

C.	BOARD PRACTICES

Supervisory Board Committees and Independence

Decisions are generally made by our supervisory board as a whole; however, decisions on certain matters may be delegated to committees of our supervisory board to the extent permitted by law. The chairperson, or if he or she is prevented from doing so, the vice chairperson, chairs the meetings of the supervisory board and determines the order in which the agenda items are discussed, the method and order of the voting, any adjournment of the discussion and passing of resolutions on individual agenda items after a due assessment of the circumstances.

Pursuant to Section 107(3) of the German Stock Corporation Act, the supervisory board may form committees from among its members and charge them with the performance of specific tasks. The committees’ tasks, authorizations and processes are determined by the supervisory board. Where permissible by law, important powers of the supervisory board may also be transferred to committees. Under its internal rules of procedure, the supervisory board has set up and appointed an audit committee, a compensation committee and a nominating and corporate governance committee.

German law does not require the majority of our supervisory board members to be independent. However, the rules of procedure for our supervisory board require that the supervisory board be composed of a majority of independent members, as determined by the supervisory board. Under the supervisory board’s rules of procedure, a board member is deemed to be independent if such member has no business or personal relationships with us or the management board that could constitute a conflict of interest. Our supervisory board has determined that all of our supervisory board members are independent directors in accordance with the listing requirements of the NASDAQ Global Market. The NASDAQ independence definition includes a series of objective tests, including that the board member is not, and has not been for at least three years, one of our employees and that neither the board member nor any of his family members has engaged in various types of business dealings with us. In addition, as required by NASDAQ rules, our supervisory board has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of our supervisory board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a board member. In making these determinations, our supervisory board reviewed and discussed information provided by the members of the supervisory board and us with regard to each board member’s business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of the members of our supervisory board, the members of our management board or our executive officers. In addition, all members of the audit committee meet the independence requirements contemplated by Rule 10A-3 under the Exchange Act.

Audit Committee

The audit committee’s main function is to oversee our accounting and financial reporting processes and the audits of our financial statements. This committee’s responsibilities include, among other things:

•	evaluating the qualifications, independence and performance of our independent registered public accounting firm;
•	approving the audit and non-audit services to be performed by our independent registered public accounting firm;
•	reviewing the design, implementation, adequacy and effectiveness of our internal accounting controls and our critical accounting policies;
•	discussing with the management board and the independent registered public accounting firm the results of our annual audit and the review of our quarterly unaudited financial statements;
•	reviewing, overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;
•	reviewing on a periodic basis, or as appropriate, any investment policy and recommending to our board any changes to such investment policy;
•	reviewing with our management board and our auditors any earnings announcements and other public announcements regarding our results of operations;
•	reviewing and approving any related-party transactions and reviewing and monitoring compliance with our code of conduct and ethics; and
•	reviewing and evaluating, at least annually, the performance of the audit committee and its members including compliance of the audit committee with its charter.

The members of our audit committee are Dr. Banerji, Mr. Culverwell and Dr. Wiley. Mr. Culverwell serves as the chairperson of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NASDAQ Global Market. Our supervisory board has determined that Mr. Culverwell is an “audit committee financial expert,” as defined by applicable SEC rules, and has the requisite financial sophistication as defined under the applicable NASDAQ rules and regulations. Our supervisory board has determined that Dr. Banerji, Mr. Culverwell and Dr. Wiley are independent under the applicable rules of the SEC and the NASDAQ Global Market. Upon the listing of our ADSs on the NASDAQ Global Market, the audit committee will operate under a written charter that satisfies the applicable standards of the SEC and the NASDAQ Global Market.

Compensation Committee

Our compensation committee reviews and approves policies relating to compensation and benefits of the members of our management board and our other officers and employees. The compensation committee reviews and approves corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives and approves the compensation of these officers based on such evaluations. The compensation committee also reviews and approves the issuance of share options and other awards under our equity plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter.

The members of our compensation committee are Dr. Banerji, Mr. Brennan, Mr. Symonds and Dr. Wiley. Mr. Brennan serves as the chairperson of the committee. Our supervisory board has determined that Dr. Banerji, Mr. Brennan, Mr. Symonds and Dr. Wiley are independent under the applicable rules and regulations of the NASDAQ Global Market, is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and is an “outside director” as that term is defined in Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended. Upon the listing of our ADSs on the NASDAQ Global Market, the compensation committee will operate under a written charter, which the compensation committee will review and evaluate at least annually.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for assisting our supervisory board in discharging the supervisory board’s responsibilities regarding the identification of qualified candidates to become board members, the selection of nominees for election as members of the supervisory board at our annual meetings of shareholders (or special meetings of shareholders at which board members are to be elected), and the selection of candidates to fill any vacancies on our supervisory board, any committees thereof and our management board. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies, reporting and making recommendations to our supervisory board concerning governance matters and oversight of the evaluation of our supervisory board and our management board.

The members of our nominating and corporate governance committee are Mr. Brennan, Mr. Culverwell, Mr. Schmidt and Mr. Symonds. Mr. Schmidt serves as the chairperson of the committee. Our supervisory board has determined that Mr. Brennan, Mr. Culverwell, Mr. Schmidt and Mr. Symonds are independent under the applicable rules and regulations of the NASDAQ Global Market relating to nominating and corporate governance committee independence. Upon the listing of our ADSs on the NASDAQ Global Market, the nominating and corporate governance committee will operate under a written charter, which the nominating and corporate governance committee will review and evaluate at least annually.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has ever been one of our officers or employees. None of our executive officers currently serves, or has served, as a member of the supervisory board, board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our boards or compensation committee.

Board Diversity

Our nominating and corporate governance committee is responsible for reviewing with the supervisory board, on an annual basis, the appropriate characteristics, skills and experience required for our supervisory board and management board as a whole and their individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and corporate governance committee, in recommending candidates for election, and the supervisory board, in approving (and, in the case of vacancies, appointing) such candidates, will take into account many factors, including the following:

•	personal and professional integrity, ethics and values;
•	experience in corporate management, such as serving as an officer or former officer of a publicly-held company;
•	experience as a board member or executive officer of another publicly-held company;
•	strong finance experience;
•	diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;
•	diversity of background and perspective, including, but not limited to, with respect to age, gender, race, place of residence and specialized experience;
•	experience relevant to our business industry and with relevant social policy concerns; and
•	relevant academic expertise or other proficiency in an area of our business operations.

Currently, our supervisory board evaluates each individual in the context of the supervisory board and the management board, respectively, as a whole, with the objective of assembling a group that can best maximize the success of the business and represent shareholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

D.	EMPLOYEES

At the end of each of the past three years, the breakdown of employees, including our subsidiaries by main categories of activity was as follows:

At December 31,	2012	2013	2014
Management Board	2	2	3
Research and Development & Clinical	12	11	13
Management, Financial & Business Development	12	14	15
Manufacturing	61	64	65
Total	87	91	96

E.	SHARE OWNERSHIP

See “Item 7 –Major Shareholders and Related-Party Transactions” A. Major Shareholders.

Item 7. Major Shareholders and Related-Party Transactions

A.	MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report, and as adjusted to reflect the sale of ADSs in this offering, by:

•	members of our supervisory board;
•	members of our management board;
•	members of our supervisory and management boards as a group;
•	each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares as of the date of this annual report.

The number of shares beneficially owned by each shareholder is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power. Applicable percentage ownership is based on 1,568,155 ordinary shares outstanding on March 17, 2015 but does not include the up to 905,521 additional ordinary shares our management board is entitled to issue with the consent of our supervisory board pursuant to our authorized and conditional capitals. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to options, and other rights held by such person that are currently exercisable or will become exercisable within 60 days of the date of this annual report are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. None of our shareholders has different voting rights from other shareholders. As of March 17, 2015, there are 6 holders of record in the United States entered in our share register. Citibank, N.A., the depositary, is a U.S. resident and the holder of record of the ordinary shares that underlie our ADSs. Each ADS represents 1/13.25 ordinary shares. As of March 17, 2015, Citibank, N.A. held 504,676 of our ordinary shares representing 32.2% of the issued share capital at that date. The number of holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company. We are aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADSs beneficially held by these persons.

Unless otherwise indicated, the address of each beneficial owner who is a member of our supervisory board, management board or an executiveofficer listed below is c/o Innocoll AG, Unit 9, Block D, Monksland Business Park, Monksland, Athlone Ireland. We believe, based on information provided to us, that each of the shareholders listed below has sole voting and investment power with respect to the shares beneficially owned by the shareholder, unless noted otherwise, subject to community property laws where applicable.

	Shares Beneficially Owned (1)
Name of Beneficial Owner	Number	Percentage
5% or Greater Shareholders
Cam Investment Cayman Holdings L.P.(2)	378,462	23.1%
Morgan Stanley & Co. LLC(3)	352,083	21.6%
NewSmith Opportunities Private Equity Fund L.P.(4)	153,308	9.6%
Sofinnova Venture Partners VIII, L.P.(5)	125,786	8.0%
Investment Partners, L.P.(6)	101,080	6.4%
Members of Supervisory and Management Boards
Jonathan Symonds, CBE(7)	27,458	1.8%
Shumeet Banerji, Ph.D.(8)	19,522	1.2%
David R. Brennan(9)	17,920	1.1%
A. James Culverwell(10)	24,341	1.6%
Rolf D. Schmidt(11)	40,937	2.6%
Joseph Wiley M.D. (12)	-	-
Anthony P. Zook(13)	-	-
Gordon Dunn(14)	41,336	2.6%
Michael Myers, Ph.D.(15)	14,392	0.9%
All members of our supervisory and management boards as a group (9 persons)	185,906	11.8%

* Less than 1.0%.

(1)Excludes all phantom shares pursuant to our 2014 restricted share awards and the restricted stock grant to Anthony P. Zook in the amount of 37,761 restricted ordinary shares, which is subject to shareholder approval.

(2)Consists of 308,337 ordinary shares and 70,125 ordinary shares issuable upon the exercise of options that have vested or will vest within 60 days of the date of this annual report. The individuals listed below, by virtue of their positions in the entities described below, may be deemed to hold voting and investment control over Cam Investment Cayman Holdings L.P. The general partner of Cam Investment Cayman Holdings L.P. is Cam Investment Cayman Holding G.P. Inc. FCOF II Europe UB Securities Limited (“FCOF II Limited”), FTS SIP (Europe) Limited (“FTS SIP Limited”), FCO MA II Europe UB Securities Limited (“MA II Limited”), FCO Europe MA LSS Limited (“LSS Limited”), FGO (Yen) Investments Limited (“FGO Yen Limited”) and FCO Europe MA ML Limited (“MA ML Limited”) collectively hold a 100% interest in Cam Investment Cayman Holdings L.P. and its general partner Cam Investment Cayman Holdings GP Inc. FCOF II UB Securities LLC (“FCOF II UB Securities”) holds a 70% interest in FCOF II Limited. Fortress Credit Opportunities Fund II (A) LP (“FCOF II A”), FCOF II UB Holdings Ltd. (“UB Holdings”) and Fortress Credit Opportunities Fund II (E) LP (“FCOF II E”) collectively hold a 100% interest in FCOF II UB Securities. FCOF II BCD Holdings LLC (“BCD Holdings”) holds a 100% interest in UB Holdings. Fortress Credit Opportunities Fund II (B) LP (“FCOF II B”), Fortress Credit Opportunities Fund II (C) L.P. (“FCOF II C”) and Fortress Credit Opportunities Fund II (D) L.P. (“FCOF II D”) collectively hold a 100% interest in BCD Holdings. FCO Fund II GP LLC (“FCO II GP”) is the general partner of each of FCOF II A, FCOF II B, FCOF II C, FCOF II D and FCOF II E. Fortress Credit Opportunities Advisors LLC (“FCO Advisors”) is the investment advisor of each of FCOF II A, FCOF II B, FCOF II C, FCOF II D and FCOF II E. FTS SIP L.P. (“FTS SIP”) holds a 70% interest in FTS SIP Limited. FCO MA GP LLC (“FCO MA GP”) is the general partner of FTS SIP. Fortress Credit Opportunities MA Advisors LLC (“FCO MA Advisors”) is the investment advisor of FTS SIP. FCO MA II UB Securities LLC (“FCO MA II UB Securities”) holds a 70% interest in MA II Limited. FCO MA II LP (“FCO MA II”) holds a 100% interest in FCO MA II UB Securities. FCO MA II GP LLC (“FCO MA II GP”) is the general partner of FCO MA II. Fortress Credit Opportunities MA II Advisors LLC (“FCO MA II Advisors”) is the investment advisor of FCO MA II. FCO MA LSS LP (“FCO MA LSS”) holds a 70%interest in LSS Limited. FCO MA LSS GP LLC (“FCO MA LSS GP”) is the general partner of FCO MA LSS. FCO MA LSS Advisors LLC (“FCO MA LSS Advisors”) is the investment advisor of FCO MA LSS. Fortress Global Opportunities (Yen) Fund L.P. (“FGO Yen”) holds a 70%interest in FGO Yen Limited. FGO (Yen) GP LLC (“FGO Yen GP”) is the general partner of FGO Yen. Fortress Global Opportunities (Yen) Advisors LLC (“FGO Yen Advisors”) is the investment advisor of FGO Yen. FCO MA Maple Leaf LP (“FCO MAPLE LEAF”) holds a 70% interest in MA ML Limited. FCO MA MAPLE LEAF GP LLC (“FCO MAPLE LEAF GP”) is the general partner of FCO MAPLE LEAF. Fortress Credit Opportunities MA MAPLE LEAF Advisors LLC (“FCO MAPLE LEAF Advisors”) is the investment advisor of FCO MAPLE LEAF. Hybrid GP Holdings LLC (“Hybrid GP Holdings”) holds a 100% interest in each of FCO II GP, FCO MA GP, FCO MA II GP, FCO MA LSS GP, FGO Yen GP and FCO MAPLE LEAF GP. Fortress Operating Entity I LP (“FOE I”) is the sole managing member of Hybrid GP Holdings. FIG LLC (“FIG”) holds a 100%interest in FCO Advisors, FCO MA Advisors, FCO MA II Advisors, FCO MA LSS Advisors, FGO Yen Advisors and FCO MAPLE LEAF Advisors. FOE I is the sole managing member of FIG. FIG Corp. is the general partner of FOE I. FIG Corp. is wholly-owned by Fortress Investment Group, LLC. Although Fortress Investment Group, LLC is a publicly-held company, Peter L. Briger, Jr. and Constantine M. Dakolias, by virtue of their positions as Co-Chief Investment Officers of the Credit Funds at Fortress Investment Group, LLC, may be deemed to be the natural persons that hold voting and investment control over the ordinary shares held of record by Cam Investment Cayman Holdings L.P. Each of Messrs. Briger and Dakolias disclaims beneficial ownership of such ordinary shares. The address of all entities listed above is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(3)Consists of 292,009 ordinary shares and 60,074 ordinary shares issuable upon the exercise of options that have vested or will vest within 60 days of the date of this annual report. Adam Savarese is a Managing Director of the business unit at Morgan Stanley & Co. LLC that holds the shares in the ordinary course of its business and as such may be deemed to have voting and dispositive power over the shares held by Morgan Stanley & Co. LLC. Adam Savarese disclaims beneficial ownership of these shares. Morgan Stanley & Co. LLC, a registered broker-dealer, is a subsidiary of Morgan Stanley, a widely held reporting company under the Exchange Act. The address for Morgan Stanley & Co. LLC is 1585 Broadway, Floor 2, New York, New York 10036.

(4)Consists of 128,662 ordinary shares and 24,646 ordinary shares issuable upon the exercise of options that have vested or will vest within 60 days of the date of this annual report. The general partner of NewSmith Opportunities Private Equity Fund L.P. is NewSmith Capital G.P. Limited. The address for NewSmith Opportunities Private Equity Fund L.P. and NewSmith Capital G.P. Limited is 57 Berkeley Square, London W1J 6ER, Great Britain.

(5)Based on information provided on Form 13D filed with the SEC on August 4, 2014. Consists of 125,786 ordinary shares, all of which are directly owned by Sofinnova Venture Partners VIII, L.P. (“SVP VIII”), except that Sofinnova Management VIII, L.L.C. (“SM VIII”), the general partner of SVP VIII, may be deemed to have sole voting and dispositive power, and Dr. Michael F. Powell, Dr. James I. Healy, Dr. Anand Mehra and Dr. Srinivas Akkaraju, the managing members of SM VIII, may be deemed to have shared power to vote and dispose of these ordinary shares. The address for SVP VIII is c/o Sofinnova Ventures, Inc., 3000 Sand Hill Road, Bldg 4, Suite 250, Menlo Park, CA 94025.

(6)Consists of 88,454 ordinary shares and 12,626 ordinary shares issuable upon the exercise of options that have vested or will vest within 60 days of the date of this annual report. The general partner of Investment Partners, L.P. is ACL Investments, L.L.C. Paul Oxholm and Carlton Schmidt are the members of ACL Investments, L.L.C. and constitute all of the managers of ACL Investments, L.L.C. ACL Investments, L.L.C., Paul Oxholm and Carlton Schmidt may, therefore, be deemed to be the beneficial owners of the ordinary shares held by Investment Partners L.P. The address for Investment Partners L.P., ACL Investments, L.L.C., Paul Oxholm and Carlton Schmidt is 855 Berkshire Boulevard, Suite 103, Wyomissing, Pennsylvania 19610.

(7)Mr. Symonds is the chairperson of the supervisory board.

(8)Dr. Banerji is a member of the supervisory board.

(9)Mr. Brennan is a member of the supervisory board.

(10)Mr. Culverwell is a member of the supervisory board. Consists of 281 ordinary shares held as nominee for Sudbrook Associates, L.L.P., 19,740 ordinary shares, 3,749 ordinary shares issuable upon the exercise of options that have vested or will vest within 60 days of the date of this annual report and 571 ordinary shares issuable upon the exercise of options that have vested or will vest within 60 days of the date of this annual report held as nominee for Sudbrook Associates, L.L.P. Mr. Culverwell holds a 33.3% interest in Sudbrook Associates, L.L.P. and has a shared power to vote, acquire, hold and dispose of the shares and options it holds.

(11) Mr. Schmidt is a member of the supervisory board. Consists of 34,476 ordinary shares and 6,461 ordinary shares issuable upon the exercise of options that have vested or will vest within 60 days of the date of this annual report.

(12)Dr. Wiley is a member of the supervisory board.

(13)Mr. Zook is our Chief Executive Officer and the chairperson of the management board.

(14)Mr. Dunn is our Chief Financial Officer and a member of the management board. Consists of 8,719 ordinary shares held beneficially by the Rebecca F. Dunn 2011 Irrevocable Trust, 2,874 ordinary shares issuable upon the exercise of options that have vested or will vest within 60 days of the date of this annual report held by the Rebecca F. Dunn 2011 Irrevocable Trust, of 4,193 ordinary shares held beneficially by the George J. Dunn Trust, 20,878 ordinary shares and 4,672 ordinary shares issuable upon exercise of options that have vested or will vest within 60 days of the date of this annual report. Mr. Dunn is joint trustee and beneficiary of each of the Rebecca F. Dunn 2011 Irrevocable Trust and the George J. Dunn Trust and has a shared power to vote, acquire, hold and dispose of the shares and options held by each trust.

(15)Dr. Myers is a member of our management board and was our Chief Executive Officer until December 2014. Consists of 2,654 ordinary shares and 11,738 ordinary shares issuable upon the exercise of options that have vested or will vest within 60 days of the date of this annual report.

Insofar as is known to us, there was no person who, directly or indirectly, joint or severally, exercised or could exercise control overus aware of any arrangements which might result in a change of control of Innocoll.

B.	RELATED-PARTY TRANSACTIONS

Other than as referred to below, none of our directors, officers or major shareholders or, to our knowledge, their families, had any interest, direct or indirect, in any transaction during the last fiscal year or in any proposed transaction which has affected or will materially affect us or our investment interests or subsidiaries.

Innocoll GmbH 2014 Equity Financings

In May 2014, we issued 77,924 series E preferred shares to certain existing shareholders, three new members of our supervisory board and three new investors who are partners of one of the existing shareholders for approximately $12.1 million. We also issued 44,465 restricted and unrestricted shares. The terms of the notarial deed pursuant to which the series E preferred shares were issued provide for an anti-dilution right such that, in the event of an initial public offering in which the price per ordinary share equivalent of ADSs is less than 1.2 times the series E stated value (as defined in our articles of association) per share (€112.52), or the IPO Premium Requirement, the shareholders have agreed to resolve a further capital increase in which the holders of series E preferred shares, or ordinary shares issued to such holders at the time of the June 16, 2014 recapitalization, will be issued newly issued ordinary shares in Innocoll AG at a notional value of €1.00 per share in an amount such that the weighted average price per share of the newly issued ordinary shares will satisfy the IPO Premium Requirement. In June 2014, we issued 32,977 new ordinary shares of Innocoll GmbH for $5.1 million to certain existing shareholders under the same terms and conditions and having the same anti-dilution rights as the series E preferred shares. Given that the price of our ADS was $9.00 per ADS (or €88.52 per ordinary share) we approved the issue of 58,953 of our ordinary shares to such holders as a result of these anti-dilution provisions after such issuance at our shareholder meeting on December 4, 2014, and such shares were registered in February, 2015 and included in the share amounts listed below.

Innocoll GmbH Conversion of Preferred Shares into Ordinary Shares and Subsequent Transformation into Innocoll AG

Pursuant to a notarial deed entered into on June 16, 2014, the shareholders of Innocoll GmbH agreed to amend and terminate all preference, redemption and cumulative dividend rights by converting all preferred shares into ordinary shares of Innocoll GmbH (other than, with respect to the holders of series E preferred shares, who retained the anti-dilution right referred to above). On July 3, 2014, subsequent to the recapitalization, Innocoll GmbH transformed into a German stock corporation (Aktiengesellschaft or AG) in accordance with the provisions of the German Reorganization Act (Umwandlungsgesetz). In connection therewith, all 1,004,523 outstanding ordinary shares of Innocoll GmbH became 1,004,523 ordinary shares of Innocoll AG. Accordingly, although we changed our legal form, there was no change in our identity. The following table summarizes the capitalization of Innocoll GmbH before, and giving effect to, its recapitalization and the conversion of all preferred shares into ordinary shares prior to its transformation into Innocoll AG:

Share Class (in order of preferences)(1)	Shares Pre-Conversion(1)(2)	Exchange Ratio	Ordinary Shares Upon Conversion of Preferred Shares(2)%
Series E preferred shares	90,286	1:1	90,286	7.0%
Series D-2 preferred shares	24,981	1.88:1	47,025	3.7%
Series D preferred shares	201,744	1.88:1	379,771	29.6%
Series C preferred shares	240,611	0.67:1	160,203	12.5%
Series A preferred shares	376,827	0.67:1	250,898	19.6%
Series B preferred shares	63,352	1.83:1	115,733	9.0%
Ordinary Shares Pre-Conversion(3)	46,115	0:1	—	0%
Ordinary Shares(4)	32,977	1:1	32,977	2.6%
Outstanding options(5)	205,199	1:1	205,199	16.0%
Total	1,282,092		1,282,092	100.0%

(1)For a complete description of the rights, privileges and preferences of the various securities listed, including liquidation preference and dividend rates, see Note 16 to our audited consolidated financial statements.

(2)The number of each class of preferred shares indicated converted into the corresponding number of ordinary shares at the listed exchange ratio on June 16, 2014. Includes (i) 72,370 shares authorized and issuable upon the settlement of phantom shares (if not settled in cash) and (ii) 85,414 ordinary shares awarded under our 2014 restricted share plan that are subject to repurchase.

(3)Certain ordinary shares outstanding prior to June 16, 2014 were reallocated to holders of preferred shares upon the recapitalization.

(4)In June 2014, immediately prior to the recapitalization, we issued 32,977 ordinary shares to certain investors for $5.1 million.

(5)Represents ordinary shares authorized and issuable upon the exercise of outstanding options. Does not include 24,784 ordinary shares reserved for options that can be awarded in the future.

Initial Public Offering

On July 30, 2014, we sold 6,500,000 ADSs representing 490,567 ordinary shares in our initial public offering at a price of $9.00 per ADS, thereby raising $54.4 million after deducting underwriting discounts and commissions. On August 20, 2014, the underwriters in our initial public offering partially exercised their overallotment option to purchase an additional 186,984 ADSs, representing 14,112 Ordinary Shares, at a public offering price of $9.00 per ADS. The sale of the overallotment option by our ADSs occurred on September 12, 2014, at which the company raised additional net proceeds of approximately $1.57 million, after deducting underwriting discounts and commissions. The ADSs we sold in the initial public offering represented new shares issued in a capital increase resolved by our shareholders for the purposes of the initial public offering on July 18, 2014.

The following sets forth the shares in Innocoll GmbH and Innocoll AG acquired as a result of the Innocoll Holdings, Inc. the Innocoll GmbH 2014 Equity Financings, and Initial Public Offering:

Participants	Series E Preferred Shares	Ordinary Shares(2)
5% or Greater Shareholders(1)
Sofinnova Venture Partners VIII, L.P.	—	125,786
Cam Investment Cayman Holdings L.P.	19,320	31,254
Morgan Stanley & Co. LLC	25,760	85,455
NewSmith Opportunities Private Equity Fund L.P.	—	—
Investment Partners, L.P.	3,864	5,801
Big Creek, L.P.	—	—
Executive Officers and Directors(1)
Shumeet Banerji	3,220	2,554
David Brennan	3,220	6,297
A. James Culverwell	644	2,596
Gordon Dunn	—	5,034
Michael Myers, Ph.D.	—	—
Rolf Schmidt	6,440	10,498
Jonathan Symonds	3,220	10,490
Anthony H. Wild(1).	3,220	5,908
Joe Wiley.	—	—
Anthony Zook.	—	—

(1)Additional details regarding these shareholders and their equity holdings are provided in “Principal Shareholders.”

(2)Consists of ordinary shares in Innocoll GmbH acquired in the Innocoll GmbH 2014 Equity Financings and anti-dilution shares issued in connection thereto, and ordinary shares underlying ADSs acquired in our initial public offering.

(3) In December 2014, Anthony H. Wild, Ph.D. resigned from our supervisory board and Joseph Wiley, M.D. was appointed as a member of our supervisory board.

Some of our supervisory board and management board members are associated with our principal shareholders as indicated in the table below:

Board Members	Principal Shareholder
A. James Culverwell	NewSmith Opportunities Private Equity Fund L.P.
Gordon Dunn(1)	NewSmith Opportunities Private Equity Fund L.P.
Joe Wiley	Sofinnova Venture Partners VIII, L.P.

(1) Mr. Dunn is a partner of NewSmith Opportunities Carried Interest Fund L.P., NewSmith L.L.P. and NewSmith Capital Partners L.L.P., each of which is related to our shareholder NewSmith Opportunities Private Equity Fund, L.P., or the NewSmith Fund. Until August 2014, Mr. Dunn was also a partner of NewSmith Asset Management L.L.P., the manager of the NewSmith Fund, and Mr. Dunn served as portfolio manager of the NewSmith Fund in which capacity he monitored investments held by, and served on the investment committee of, the NewSmith Fund (the NewSmith Fund is no longer making new investments). Upon Mr. Dunn’s resignation from NewSmith Asset Management in August 2014, he ceased to have shared voting power or investment power over our shares held by the NewSmith Fund and we believe he is therefore no longer deemed a beneficial owner of such shares. Mr. Dunn continues to hold an indirect interest in the NewSmith Fund through his membership in NewSmith Capital Partners L.L.P., and also is entitled to a portion of the carried interest of the NewSmith Fund through his membership in NewSmith Opportunities Carried Interest Fund L.P.

Employment Agreements

We have entered into employment agreements with each of the members of the management board. For more information regarding these agreements, see “Item 6. Directors, Senior Management and Employees—B. Compensation.”

2014 Option Agreement

In January 2014, our predecessor, Innocoll GmbH, entered into an option agreement, as amended on March 20, 2014 with its then-existing shareholders, including Dr. Myers and Mr. Dunn in their capacity as shareholders. The option agreement covers all options issued by Innocoll GmbH in connection with re-domicile and the 2013 equity financing described above under “—Re-Domicile of Parent Company,” and “—Innocoll GmbH 2013 Equity Financings,” respectively. Pursuant to the 2014 Option Agreement, these shareholders and Kinabalu Financial Products L.L.P. received the right, at any time and from time to time, to purchase up to an aggregate of 205,199 shares of Innocoll GmbH in the aggregate, with an exercise price of €100 per share (subject to adjustment) and a contractual life of 10 years. In connection with our transformation into a stock corporation, all options under the original 2014 option agreement have been cancelled and replaced by a new option agreement on substantially similar terms pursuant to which beneficiaries are entitled to purchase up to 205,199 shares of Innocoll AG in the aggregate at the same initial exercise price of €100 per share share (as so replaced, the “2014 Option Agreement”). The 2014 Option Agreement provides that if we issue or sell or are deemed to have issued or sold any of our ordinary shares without consideration or for a consideration per share less than the the exercise price in effect immediately prior to the time of such issue or sale, the exercise price is reduced to a price equal to the price per share at which such shares are issued or sold or deemed issued or sold, subject to certain limited exceptions for share option, share purchase or similar plan or arrangement for the benefit of our or our subsidiaries’ employees, officers, consultants or directors, pre-existing options, securities issued as consideration for any acquisition by the us or our subsidiaries, or securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction which is approved by the management board. As a result of the $9.00 per ADSs price at the initial public offering, the exercise price was adjusted to €88.52 per ordinary share, which may be adjusted further in the future. We have created an authorized capital (Authorized Capital I) as set forth in our articles of association, to cover the required share issuances under the 2014 Option Agreement (See “Item 10. Additional Information—A. Share Capital—Authorized Capital”). The authorized capital will remain in effect until June 15, 2019, on which date any unexercised options expire pursuant to the terms of the 2014 Option Agreement, unless our shareholders approve the creation of a new authorized capital for an additional five-year period.

2014 Management Option Agreements

In December 2014, we entered into the 2014 Management Option Agreements with each of Dr. Myers and Mr. Dunn which memorialized option previously promised to Dr. Myers and Mr. Dunn as consideration for past services. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity-based Plans—2014 Management Option Agreements.”

Policies and Procedures for Related Person Transactions

Our supervisory board has adopted a written related person transaction policy, setting forth the policies and procedures for the review and approval or ratification of related-person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the effectiveness of this policy.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8. Financial Information

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we may be subject to various claims or legal, arbitral or administrative proceedings that arise in the ordinary course of our business. We are currently not a party to, and we are not aware of any threat of, any legal, arbitral or administrative proceedings which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

Neither we nor our legal predecessor, Innocoll GmbH, have ever declared or paid any cash dividends on our ordinary shares, and we have no present intention of declaring or paying any dividends in the foreseeable future. Any recommendation by our management and supervisory boards to pay dividends, subject to compliance with applicable law and any contractual provisions that restrict or limit our ability to pay dividends, including under agreements for indebtedness that we may incur, will depend on many factors, including our financial condition, results of operations, legal requirements, capital requirements, business prospects and other factors that our management and supervisory boards deem relevant.

All of our shares represented by ADSs have the same dividend rights as all of our other outstanding shares. Any distribution of dividends proposed by our management and supervisory boards requires the approval of our shareholders at a shareholders’ meeting. See “Item 10. Additional Information—B. Memorandum and Articles of Association” that explain in more detail the procedures we must follow and the German law provisions that determine whether we are entitled to declare a dividend.

For information regarding the German withholding tax applicable to dividends and related United States refund procedures, see “Item 10. Additional Information—E. Taxation—German Taxation of ADSs.”

B.	SIGNIFICANT CHANGES

Except as set forth elsewhere in this annual report, no significant changes have occurred since December 31, 2014.

Item 9. The Offer and Listing

A.	OFFER AND LISTING DETAILS

Our ADSs, each representing 1/13.25 of an ordinary share, have been listed on the NASDAQ Global Market since July 25, 2014.

The following table sets forth for the periods indicated the reported high and low sale prices of our ADSs on the NASDAQ Global Market.

	High	Low
July 2014 (from July 25, 2014)	$9.09	$8.44
August 2014	$9.30	$7.70
September 2014	$8.77	$6.15
October 2014	$7.49	$4.45
November 2014	$8.91	$6.05
December 2014	$8.85	$5.70
January 2015	$8.98	$6.00
February 2015	$8.80	$7.30
March 2015 (through March 17, 2015)	$8.42	$7.39

During the first quarter of 2015 (through March 17, 2015) the reported high and low sale prices of our ADSs on the NASDAQ Global Market was $8.98 and $6.00 respectively.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ADSs are listed for trading on the NASDAQ Global Market under the symbol “INNL.”

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

Item 10. Additional Information

A.	SHARE CAPITAL

The following description is a summary of certain information relating to our share capital, as well as certain provisions of our articles of association and the German Stock Corporation Act (Aktiengesetz). Unless stated otherwise, the description insofar as it relates to our articles of association is based on the amended version of our articles of association which was registered with the commercial register (Handelsregister) in Germany on Feburary 16, 2015. This summary does not purport to be complete and speaks as of the date of this annual report. Copies of the articles of association are publicly available from the commercial register of the local court in Regensburg, Germany, electronically at www.unternehmensregister.de and as an exhibit to this annual report.

Incorporation of the Company

The legal predecessor of our company, Innocoll, Inc., was incorporated in Delaware in December 1997 and renamed Innocoll Holdings, Inc. in May 2004. In July 2013, we re-domiciled Innocoll Holdings, Inc. from the United States to Germany pursuant to a contribution in kind and share for share exchange into the newly formed Innocoll GmbH, a German limited liability company. Pursuant to a notarial deed entered into on June 16, 2014, all shareholders of Innocoll GmbH agreed to amend and restate its articles of organization and cancel and terminate all preference, redemption and cumulative dividend rights of the preferred shares (other than with respect to the series E preferred shares regarding certain anti-dilution rights described below) in exchange for ordinary shares of Innocoll GmbH. Pursuant to the transformation of Innocoll GmbH into a German stock corporation (Aktiengesellschaft or AG) in accordance with the provisions of the German Reorganization Act (Umwandlungsgesetz) on July 3, 2014, all shares of Innocoll GmbH became ordinary shares of Innocoll AG.

Share Capital

As of March 17, 2015, our share capital amounts to €1,568,155, divided into 1,568,155 no par-value ordinary registered shares (Namensaktien) with a notional value of €1. The shares were created according to German law.

Form, Certification and Transferability of the Shares

Our shares are in registered form. The form and contents of our share certificates, any dividend certificates, renewal certificates and interest coupons are determined by our management board with the approval of our supervisory board. A shareholder’s right to certificated shares is excluded, to the extent permitted by law and to the extent certification is not required by the stock exchange on which the shares are admitted to trading. We are permitted to issue share certificates that represent one or more shares.

Our share capital is represented by one or more global share certificates deposited with Clearstream Banking AG. All our outstanding shares are no par-value ordinary registered shares. Under German law, if a resolution regarding a capital increase does not specify whether such increase will be in bearer or registered form, the new shares resulting from such capital increase will be no par-value ordinary registered shares by default. Any resolution regarding a capital increase may determine the profit participation of the new shares resulting from such capital increase.

Our shares are freely transferable under German law, with the transfer of ownership governed by the rules of the relevant clearing system.

General Information on Capital Measures

Pursuant to our articles of association, an increase of our share capital generally requires a resolution passed at our shareholders’ meeting with both a simple majority of the share capital represented at the relevant shareholders’ meeting and a simple majority of the votes cast. The shareholders at such meeting may authorize our management board to increase our share capital with the consent of our supervisory board within a period of five years by issuing shares for a certain total amount (genehmigtes Kapital or authorized capital), which is a concept under German law that enables us to issue shares without going through the process of obtaining a shareholders’ resolution.

Furthermore, our shareholders may resolve to amend or create contingent capital (bedingtes Kapital); however, they may do so only to issue conversion or subscription rights to holders of convertible bonds, in preparation for a merger with another company or to issue subscription rights to employees and members of the management of our company or of an affiliated company by way of a consent or authorization resolution.

According to German law, any resolution pertaining to the creation of authorized or contingent capital requires the vote of at least three-quarters of the share capital represented at the relevant shareholders’ meeting and a simple majority of the votes cast. The shareholders may also resolve to increase the share capital from company resources by converting capital reserve and profit reserves into share capital.

Pursuant to our articles of association, any resolution pertaining to an increase in share capital from company resources requires the vote of a simple majority of the share capital represented at the relevant shareholders’ meeting and a simple majority of the votes cast.

The aggregate nominal amount of the authorized capital created by the shareholders may not exceed one-half of the share capital existing at the time of registration of the authorized capital with the commercial register.

According to German law, the aggregate nominal amount of the contingent capital created at any shareholders’ meeting may not exceed one-half of the share capital existing at the time of the shareholders’ meeting adopting such resolution. The aggregate nominal amount of the contingent capital created for the purpose of granting subscription rights to employees and members of the management of our company or of an affiliated company may not exceed 10% of the share capital existing at the time of the shareholders’ meeting adopting such resolution.

Any resolution relating to a reduction of our share capital requires the vote of at least three-quarters of the share capital represented at the relevant shareholders’ meeting as well as a simple majority of the votes cast according to German law.

Changes in Our Share Capital during the Last Three Fiscal Years

•	As of August 23, 2013, the date of the incorporation of Innocoll GmbH, our share capital as registered with the commercial register amounted to €738,623. From the period of incorporation up to March 17, 2015, our share capital has changed as follows:
•	On October 24, 2013, the share capital was increased by €20,194 to €758,817 pursuant to the issue of 20,194 series D preferred shares of Innocoll GmbH at a price of €100 each.
•	On November 29, 2013, the share capital was increased by €42,500 to €801,317 pursuant to the issue of 42,500 series D preferred shares of Innocoll GmbH at a price of €100 each.
•	On January 28/March 20, 2014, the share capital was increased by €47,840 to €849,157 pursuant to the issue of an aggregate of 47,840 restricted shares to certain members of our advisory board and management board pursuant to the 2014 restricted share awards, in the form of ordinary series A, series B, series C, series D and series D-2 preferred shares of Innocoll GmbH at nominal value of €1.00 each.
•	On May 22, 2014, we approved an increase in our share capital by €122,389 to €971,546 pursuant to the issue of 77,924 series E preferred shares of Innocoll GmbH at a price of €112.52 per share, the issue of 43,596 restricted shares to certain members of our advisory board and management board pursuant to the 2014 restricted share awards, in the form of ordinary, series A, series B, series C, series D and series E preferred shares at a nominal value of €1.00 each and the issue of 869 ordinary, series A, series B, series C, series D and series E preferred shares at a nominal value of €1.00 each to a former member of our advisory board. The terms of the notarial deed pursuant to which the series E preferred shares were issued provide an anti-dilution right such that, in the event of an initial public offering in which the price per ordinary share is less than 1.2 times the series E stated value per share (€112.52), or the IPO Premium Requirement, our shareholders agreed to approved a further capital increase in which the holders of series E preferred shares, or ordinary shares issued to such holders after our transformation into Innocoll AG, would be issued new ordinary shares in Innocoll AG at a notional value of €1.00 per share in an amount such that the weighted average price per share of the newly issued ordinary shares will satisfied the IPO Premium Requirement.
•	On June 16, 2014, we approved an increase in our share capital by €32,977 to €1,004,523 pursuant to the issue of 32,977 new ordinary shares to certain members of our advisory board and certain of our existing investors with an aggregate share premium of €3.7 million with the same anti-dilution rights as the series E preferred shares.
•	Also on June 16, 2014, all our shareholders agreed to amend and restate Innocoll GmbH’s articles of organization and amend and terminate all preference, redemption and cumulative dividend rights by converting all preferred shares into ordinary shares (other than with respect to the series E preferred shares regarding certain anti-dilution rights) in exchange for 1,004,523 ordinary shares of Innocoll GmbH.
•	On July 3, 2014 upon registration of our transformation in the commercial register, all ordinary shares of Innocoll GmbH became ordinary shares of Innocoll AG in accordance with the provisions of the German Reorganization Act.
•	By resolution of an extraordinary meeting of our shareholders held on July 18, 2014, our management board was authorized to increase our share capital from €1,004,523 to up €1,504,523 pursuant to the issuance of up to 500,000 new ordinary shares with the consent of our supervisory board, under exclusion of statutory subscription rights of our shareholders. Our management board, with the consent of our supervisory board decided on July 24, 2014 to increase our share capital by 490,567 ordinary shares, as represented by ADSs, which formed part of our initial public offering, which capital increase was registered in the commercial register on July 28, 2014.
•	In September, 2014 our share capital was increased by €14,112 to €1,509,202 ordinary shares, in connection with the issuance of an aggregate of 14,112 of our ordinary shares purchased by the underwriters in the form of ADSs at a public offering price of $9.00 per ADS upon exercise of their overallotment option.
•	In February 2015, following shareholder approval on December 4, 2014, our share capital was increased by €58,953 to €1,568,155 ordinary shares, in connection with the issuance of an aggregate of 58,953 of our ordinary shares to former holders of ordinary and series E preferred shares as a result of anti-dilution protection provision associated with such ordinary and preferred shares acquired in pre-IPO financings to satisfy the IPO Premium Requirement.

Authorized Capital

According to our articles of association, we have three sets of authorized capital as follows:

•	Our management board is entitled to increase our share capital by up to €205,199 by issuing new ordinary registered shares in the aggregate, or Authorized Capital I, with the approval of the supervisory board, until June 15, 2019 against contribution in cash or in kind once or several times by issuing new ordinary shares. The management board is entitled, with the approval of the supervisory board, to exclude subscription rights of our shareholders. The management board is entitled, with the approval of the supervisory board, to determine the subscription amount, to fix the start of the relevant dividend and other rights as well as the details of the implementation of any capital increase from the Authorized Capital I.
•	Our management board is entitled to increase our share capital by up to €97,154 by issuing new ordinary registered shares in the aggregate, or Authorized Capital II, with the approval of the supervisory board, until June 15, 2019 against contribution in cash or in kind once or several times by issuing new ordinary shares. The management board is entitled, with the approval of the supervisory board, to exclude subscription rights of our shareholders. The management board is entitled, with the approval of the supervisory board, to determine the subscription amount, to fix the start of the relevant dividend and other rights as well as the details of the implementation of any capital increase from the Authorized Capital II.
•	Our management board is entitled to increase our share capital by up to €452,248 by issuing new ordinary registered shares in the aggregate, or Authorized Capital III, with the approval of the supervisory board, until December 3, 2019 against contribution in cash or in kind once or several times by issuing new ordinary shares. The management board is entitled, with the approval of the supervisory board, to determine the subscription amount, dividend and other rights as well as the details of the implementation of any capital increase from the Authorized Capital III. The management board is authorized to exclude the subscription rights of our shareholders with the approval of the supervisory board:
•	to the extent necessary in order to balance fractional amounts,
•	where the subscription amount of the new shares is not significantly less than the stock exchange price of shares carrying the same rights already listed on a stock exchange, and where the portion in the registered share capital represented by the new shares does not exceed 10% in the aggregate, either at the time of issuance, consummation or at the point of time the authorization is exercised. The 10% limit includes shares which (i) were or will be sold by us pursuant to or in reliance on Section 186 of the German Stock Corporation Act, or (ii) were, or, as the case may be, will be issued with in connection with instruments with conversion or option rights to service the bonds, in both cases provided that this is done on the basis of a valid authorization at the effective date of this authorization,
•	to the extent necessary in order to grant holders of option rights attached to bonds or creditors of convertible bonds which were or will be issued by us or any of our affiliated companies/group companies a right to subscribe for new shares in an amount for which they would be entitled to subscribe subsequent to the option or conversion rights being exercised or, as the case may be, following the discharge of conversion obligations, and
•	if the capital increase against contributions in kind is made for the purpose of acquiring other companies, or participations in other companies.

Contingent Capital

According to our articles of association we have established a contingent capital which provides for an increase of our share capital by up to €150,920 by issuance of up to 150,920 new ordinary shares (Contingent Capital). The Contingent Capital increase may be implemented exclusively in connection with stock options granted to our or our subsidiaries’ members of management board and employees pursuant to a stock option plan in accordance with the resolution of our extraordinary shareholder meeting on December 4, 2014. The Contingent Capital increase will be implemented automatically to the extent that the stock options are exercised by the grantees and we do not use treasury shares to fulfill the stock options. The new ordinary shares so created are entitled to participate in our profits from the beginning of the business year in which they are issued. Our supervisory board is entitled to adjust our articles of association without the need for further shareholder approval to reflect the issuance of new ordinary shares out of the Contingent Capital upon exercise of the stock options.

For a desciption of our ADSs or ADRs, see the description included in our registration statement on Form F-1 (Registration No. 333-196910) under the headings “Description of American Depositary Shares,” which is incorporated herein by reference.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Objects and Purposes of Our Company

Our business purpose, as described in paragraph 2 of our articles of association, is holding and managing participations in enterprises, and of similar rights in particular but not limited to medicine products and the pharmaceutical area. We may engage in all business activities which serve, directly or indirectly, our business purpose. Furthermore, we may establish branch offices and may acquire participations in enterprises of the same or similar kind.

Registration of the Company with Commercial Register

We are a German stock corporation that is organized under the laws of Germany. On July 3, 2014, our company was registered in the commercial register of Regensburg, Germany under the number HRB 14298.

Shareholders’ Meetings, Resolutions and Voting Rights

Pursuant to our articles of association, the annual general shareholders’ meeting takes place at the discretion of the corporate body convening such meeting at the corporate seat of the company, the seat of a German stock exchange, in a German city with more than 100,000 inhabitants, in Dublin, Ireland or in New York City, United States. Each share entitles its holder to one vote at the general shareholders’ meeting. Shareholders can vote their shares by proxy. Unless otherwise stipulated by the German Stock Corporation Act, resolutions of the general shareholders’ meeting are adopted by a simple majority of the votes cast or, if a capital majority is required, by a simple majority of the registered share capital represented at the meeting.

Pursuant to the German Stock Corporation Act, resolutions of fundamental importance (grundlegende Bedeutung) require both a majority of votes cast and a mandatory majority of at least 75% of the registered share capital represented at the vote on the resolution. Resolutions of fundamental importance include:

•	changes to the articles of association;
•	capital increases if shareholders’ subscription rights are excluded;
•	capital decreases;
•	the creation of authorized or contingent capital;
•	transformations pursuant to the German Reorganization Act (Umwandlungsgesetz), including mergers, spin-offs, transfers of assets and changes in legal form;
•	an agreement to transfer all of the company’s assets pursuant to Section 179a of the German Stock Corporation Act;
•	the conclusion of enterprise agreements, such as domination and profit and loss transfer agreements; and
•	the dissolution of the company.

The management board, the supervisory board or shareholders holding an aggregate of 5% or more of the registered share capital may call a shareholders’ meeting. The supervisory board must call a shareholders’ meeting whenever the interests of the company so require. The company must hold the annual general shareholders’ meeting during the first eight months of each fiscal year. The current version of our articles of association require us to publish notices of shareholders’ meetings in the electronic Federal Gazette (elektronischer Bundesanzeiger) at least 36 days before such meeting. The registration deadline for attending the meeting is published concurrently with the notice of meeting. Neither German law nor the articles of association restrict the right of foreign shareholders or shareholders not domiciled in Germany to hold our shares or vote their shares.

Other than as set forth above, neither German law nor our articles of association provide for a minimum participation for a quorum for our shareholders’ meetings.

Supervisory Board and Management Board

We are a German stock corporation (Aktiengesellschaft or AG) and, in accordance with the German Stock Corporation Act (Aktiengesetz), we have two separate boards of directors. These are the Aufsichtsrat, or supervisory board, and the Vorstand, or management board. The two boards are separate, and generally no individual may simultaneously be a member of both boards.

The management board is responsible for the day-to-day management of our business in accordance with applicable law, our articles of association (Satzung) and the internal rules of procedure (Geschäftsordnung) adopted by the supervisory board. The management board represents us in our dealings with third parties. The principal function of the supervisory board is to supervise the management board. The supervisory board is also responsible for appointing and removing members of the management board and representing the company in connection with transactions between a member of the management board and the company. The supervisory board is not itself permitted to make management decisions, but in addition to its statutory responsibilities, our supervisory board has determined in the rules of procedure for the management board, that certain transactions and decisions require its prior consent (Zustimmungsbedürftige Geschäfte).

The members of both the supervisory board and the management board are solely responsible for and manage their own areas of competency (Kompetenztrennung); therefore, neither board may make decisions that are the responsibility of the other board under applicable law, our articles of association or the internal rules of procedure. Members of both boards owe a duty of loyalty and care to the company. In exercising their duties, the applicable standard of care is that of a diligent and prudent businessperson. Members of both boards must take into account a broad range of considerations when making decisions, including the interests of the company and its shareholders, as well as those of its employees and creditors.

As a general rule under German law, a shareholder has no direct recourse against the members of the supervisory board or the management board in the event that they are believed to have breached their duty of loyalty and care. Apart from insolvency or other special circumstances, only we have the right to claim damages from members of either board. We may waive these damages or settle these claims only if at least three years have passed and the shareholders approve the waiver or settlement at the shareholders’ meeting with a simple majority of the votes cast, provided that a minority holding, in the aggregate, ten-percent or more of our share capital does not have their opposition formally noted in the minutes maintained by a German notary.

Our supervisory board has comprehensive monitoring functions. To ensure that these functions are carried out properly, our management board must, among other things, regularly report to the supervisory board with regard to current business operations and future business planning (including financial, investment and personnel planning). The supervisory board may, at any time, request special reports regarding our affairs, legal or business relations and our subsidiaries and the affairs of any of our subsidiaries to the extent that the affairs of such subsidiary may have a significant impact on us.

The following description, as far as it relates to our articles of association, is based on the articles of association which were registered in the commercial register on February 16, 2015.

Supervisory Board

Currently, our supervisory board consists of six members and all of the members of our supervisory board are elected by the shareholders’ meeting in accordance with the provisions of the German Stock Corporation Act. Under German law, the members of a supervisory board may be elected for a term of up to approximately five years, depending on the dates of the annual general meeting at which the members of the supervisory board are elected, which is a standard term of office. The first and existing supervisory board is appointed until the shareholders’ meeting for the year ending on December 31, 2015. Our articles of association provide that the members of our supervisory board are elected for a period of approximately three years (depending on the dates of the annual general meeting at which the new members of the supervisory board are elected), which is a shorter time period than the statutory maximum. Reelection, including repeated reelection, is permissible.

Any member so elected by our shareholders may be removed by a majority of three quarters of the votes cast by the shareholders in a general meeting. In addition, any member of the supervisory board may, at any time, resign by written notice to the management board. According to our articles of association and the internal rules of procedure of the supervisory board, the supervisory board has a quorum when all members were invited or requested to participate in a decision and no less than three, of the members of the supervisory board participated. Unless not required by law or by our articles of association, resolutions of the supervisory board are passed by simple majority of the votes cast. In the case of a deadlock, the chairperson of the supervisory board, or in his absence, the vice chairperson, has the deciding vote. The supervisory board meets at least twice each half-year.

The shareholders’ meeting may, at the same time as it elects the members of the supervisory board, elect one or more substitute members. The substitute members replace members who cease to be members of our supervisory board and take their place for the remainder of their respective terms of office. We have not elected any substitute members. In addition, any member of our supervisory board may resign at any time by giving one month written notice of his or her resignation to the chairperson of our supervisory board (in case the chairperson resigns, such notice is to be given to the vice chairperson). Our supervisory board may agree upon a shorter notice period.

Our supervisory board elects a chairperson and a vice chairperson from its members. The vice chairperson exercises the chairperson’s rights and obligations whenever the chairperson is unable to do so. The members of our supervisory board have elected Jonathan Symonds, CBE as chairperson and Shumeet Banerji, Ph.D. as vice chairperson, each for the term of their respective membership on our supervisory board.

Management Board

Under German law and the company’s articles of association, the management board must consist of one or more persons and the supervisory board determines the exact number of members of the management board. The supervisory board also appoints the chairperson and the vice chairperson of the management board, if any.

Currently, the management board consists of three members, with Anthony P. Zook, appointed as chief executive officer, and Gordon Dunn, appointed as chief financial officer and Michael Myers, Ph.D. appointed as head of portfolio operations. Members of our management board conduct the daily business of our company in accordance with applicable laws, our articles of association and the rules of procedure for the management board. The management board is generally responsible for the management of our company and for handling our daily business relations with third parties, the internal organization of our business and communications with our shareholders. In addition, the management board has the responsibility for:

•	the preparation of our annual financial statements;
•	the making of a proposal to our shareholders’ meeting on how our profits (if any) should be allocated (such proposal to be submitted simultaneously to the supervisory board); and
•	regular reporting to the supervisory board on our current operating and financial performance, our budgeting and planning processes and our performance under them and on future business planning (including strategic, financial, investment and personnel planning).

The supervisory board appoints the members of the management board for a maximum term of five years. Reappointment or extension of the term for up to five years is permissible. The supervisory board may revoke the appointment of a management board member prior to the expiration of his or her term for good cause only, such as for gross breach of fiduciary duties or if the shareholders’ meeting passes a vote of no-confidence with respect to such member, unless the supervisory board deems the no-confidence vote to be clearly unreasonable. The supervisory board is also responsible for entering into, amending and terminating service agreements with the management board members and, in general, for representing us in disputes with the management board, both in and out of court. The supervisory board may assign these duties to a committee of the supervisory board, except in certain cases in which the approval of the entire supervisory board is required, such as the approval of the compensation of members of our management board and the reduction of the compensation of members of our management board upon a deterioration of our status, which includes, among other things, a bankruptcy or the layoff of a significant number of employees.

According to our articles of association, either (i) two management board members or (ii) one management board member acting jointly with an authorized representative (Prokurist) have/has the authority to act on our behalf. The supervisory board may grant any management board member the right to represent us alone and may release any member of the management board from the restrictions on multiple representations under Section 181, 2nd Case of the German Civil Code (Bürgerliches Gesetzbuch).

By a special resolution of the supervisory board, all members of the management board have been granted authority to represent us alone and were released from the restrictions imposed by Section 181, 2nd Case of the German Civil Code.

The management board has the authority to determine our business areas and operating segments and resolve upon the internal allocation of responsibility for certain business areas and operating segments among the various members of the management board by setting up a business responsibility plan (Geschäftsverteilungsplan). Since we currently have only three members of the management board, we do not have a business responsibility plan in place at this time.

Dividend Rights

Under the German Stock Corporation Act, distributions of dividends on shares for a given fiscal year are generally determined by a process in which the supervisory board and management board submit a proposal to our annual general shareholders’ meeting held in the subsequent fiscal year and such annual general shareholders’ meeting adopts a resolution. The German Stock Corporation Act provides that a resolution concerning dividends and distribution thereof may be adopted only if the company’s unconsolidated financial statements under the applicable law show net retained profits. In determining the profit available for distribution, the result for the relevant fiscal year must be adjusted for profits and losses brought forward from the previous year and for withdrawals from or transfers to reserves. Certain reserves are required by law and must be deducted when calculating the profit available for distribution.

Shareholders participate in profit distributions in proportion to the number of shares they hold. Dividends on shares approved by the general shareholders’ meeting are paid annually, shortly after the general shareholders’ meeting, in compliance with the rules of the respective clearing system. Dividend payment claims are subject to a three-year statute of limitation in the company’s favor.

We do not anticipate declaring or paying dividends for the foreseeable future. For information about the tax considerations relating to dividend payments, please see “Item 10. Additional Information—E. Taxation—Taxation in Ireland” and “—German Taxation of ADSs.”

Liquidation Rights

Apart from a liquidation as a result of insolvency proceedings, our company may be liquidated only with a vote of 75% or more of the share capital represented at the general shareholders’ meeting at which such vote is taken. Pursuant to the German Stock Corporation Act, in the event of our company’s liquidation, any assets remaining after all of our company’s liabilities have been settled will be distributed pro rata among our shareholders. The German Stock Corporation Act provides certain protections for creditors which must be observed in the event of liquidation.

Merger and Division

Any merger into or with another company, split-off and split-ups, or the transfer of all or substantially all of our assets require a resolution of the Shareholder’s Meeting and a majority of at least three quarter of the share capital present or represented at the time of adoption of the resolution.

Repurchase of Our Own Shares

Our shareholders, at a meeting held on July 18, 2014, adopted a resolution authorizing us, subject to the legal requirements of equal treatment of our shareholders, once or several times, until July 17, 2019 to purchase our own shares in an amount up to 10% of our share capital outstanding at the date of the adoption resolution for any purposes permitted by law. The maximum number of our own shares, or treasury shares, we are permitted to hold pursuant to the German Stock Corporation Act, which includes any shares allocated to us pursuant to Section 71 et seq. AktG, may not exceed 10% of our share capital at any time and the authorization cannot be used to trade in treasury shares. The shares may be purchased by us by means of an offer to all shareholders or, provided we comply with the legal requirements of equal treatment, individual shareholders, including shareholders who hold our restricted shares which are subject to repurchase pursuant to our 2014 restricted share awards at the price set forth therein, as described in “Management—Equity-Based Plans—2014 restricted share awards.” The management board is authorized to redeem the shares without further resolution by the shareholders meeting.

Squeeze-Out of Minority Shareholders

Under German law, the shareholders’ meeting of a stock corporation may resolve upon request of a shareholder that holds at least 95% of the share capital that the shares held by any remaining minority shareholders be transferred to this shareholder against payment of “adequate cash compensation” (Ausschluss von Minderheitsaktionären). This amount must take into account the full value of the company at the time of the resolution, which is generally determined using the future earnings value method (Ertragswertmethode).

Subscription Rights

According to the German Stock Corporation Act, every shareholder is generally entitled to subscription rights (commonly known as preemptive rights) to any new shares issued within the framework of a capital increase, including convertible bonds, bonds with warrants, profit-sharing rights or income bonds in proportion to the number of shares he or she holds in the corporation’s existing share capital. Under German law, these rights do not apply to shares issued out of contingent capital. A minimum subscription period of two weeks must be provided for the exercise of such subscription rights. Subscription rights are freely transferable and may be traded on German Stock exchanges within a specified period prior to the expiration date of the subscription period.

Under German law, the shareholders’ meeting may pass a resolution excluding subscription rights if at least three-quarters of the share capital represented adopts the resolution. To exclude subscription rights, the management board must also make a report available to the shareholders justifying the exclusion and demonstrating that the company’s interest in excluding the subscription rights outweighs the shareholders’ interest in having them. In addition to approval by the general shareholders’ meeting, the exclusion of subscription rights requires a justification. The justification must be based on the principle that our interest in excluding subscription rights outweighs the shareholders’ interest in their subscription rights and may be subject to judicial review. Accordingly, under German law, the exclusion of subscription rights upon the issuance of new shares is permitted, in particular, if we increase the share capital against cash contributions, if the amount of the capital increase does not exceed 10% of the existing share capital and the issue price of the new shares is not significantly lower than the market price of our shares.

The authorization of the management board to issue convertible bonds or other securities convertible into shares must be limited to a period not exceeding five years as of the respective shareholder resolution.

C.	MATERIAL CONTRACTS

We have not entered into any material contracts other than in the ordinary course of business and other than those described elsewhere in “Item 4. Information on the Company—B. Business Overview”, “Item 6. Directors, Senior Management and Employees” and “Item 7. Major Shareholders and Related-Party Transactions”, or elsewhere in this annual report.

D.	EXCHANGE CONTROLS

There are currently no legal restrictions in Germany on international capital movements and foreign-exchange transactions, except in limited embargo circumstances (Teilembargo) relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and the European Union. Restrictions currently exist with respect to, among others, Afghanistan, Belarus, Burma/Myanmar, Central African Republic, Congo, Egypt, Eritrea, Guinea, Guinea-Bissau, Iran, Iraq, Ivory Coast, Lebanon, Liberia, Libya, North Korea, Russia, Somalia, South Sudan, Sudan, Syria, Tunisia, Ukraine, Yemen and Zimbabwe.

For statistical purposes, there are, however, limited notification requirements regarding transactions involving cross-border monetary transfers. With some exceptions, every corporation or individual residing in Germany must report to the German Central Bank (Deutsche Bundesbank) (i) any payment received from, or made to, a non-resident corporation or individual that exceeds €12,500 (or the equivalent in a foreign currency) and (ii) any claim against, or liability payable to, a non-resident or corporation in excess of €5 million (or the equivalent in a foreign currency) at the end of any calendar month. Payments include cash payments made by means of direct debit, checks and bills, remittances denominated in euros and other currencies made through financial institutions, as well as netting and clearing arrangements.

E.	TAXATION

Taxation in Ireland

Scope of Discussion

Assuming that Innocoll AG is tax resident in Ireland by being effectively managed and controlled in Ireland and accordingly is taxed as an Irish tax resident company, the following is a general summary of the main Irish tax considerations applicable to certain investors who are the owners of our ADSs and is the opinion of William Fry insofar as it relates to legal conclusions with respect to matters of Irish tax law. It is based on existing Irish law and our understanding of the practices of the Irish Revenue Commissioners on the date of this annual report. Legislative, administrative or judicial changes may modify the tax consequences described below, possibly with retrospective effect. Furthermore, we can provide no assurances that the consequences contained in this summary will not be challenged by the Irish Revenue Commissioners or will be sustained by a court if challenged.

The statements do not constitute tax advice and are intended only as a general guide. Furthermore, this information applies only to our ADSs that are held as capital assets and does not apply to all categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes or shareholders who have, or who are deemed to have, acquired their shares by virtue of an office or employment. This summary is not exhaustive and shareholders should consult their own tax advisors as to the tax consequences in Ireland, or other relevant jurisdictions of this offering, including the acquisition, ownership and disposition of our ADSs.

Tax on Chargeable Gains

A disposal of our ADSs by a shareholder who is not resident or ordinarily resident for tax purposes in Ireland should not give rise to Irish tax on any chargeable gain realized on such disposal unless such ADSs are used, held or acquired for the purposes of a trade carried on by such shareholder through a branch or agency in Ireland.

A disposal of our ADSs by an Irish resident or ordinarily resident shareholder may, depending on the circumstances (including the availability of exemptions and reliefs), give rise to a chargeable gain or allowable loss for that shareholder. The rate of capital gains tax in Ireland is currently 33%.

A holder of our ADSs who is an individual and who is temporarily not resident in Ireland may, under Irish anti-avoidance legislation, be liable to Irish tax on any chargeable gain realized on a disposal during the period in which such individual is not resident.

Dividend Withholding Tax

Dividend withholding tax, or DWT (currently at a rate of 20%), may arise in respect of dividends or distributions from an Irish resident company, unless an exemption applies. For DWT purposes, dividends and distributions includes cash dividends, non-cash dividends and additional stock or units taken in lieu of a cash dividend. Where DWT does arise in respect of dividends, the company is responsible for deducting DWT at source and forwarding the relevant payment to the Irish Revenue Commissioners.

Certain shareholders are entitled to an exemption from DWT. In particular, dividends to a non-Irish resident shareholder should not be subject to DWT if the shareholder is:

•	an individual shareholder resident for tax purposes in a “relevant territory” and the individual is neither resident nor ordinarily resident in Ireland;
•	a corporate shareholder resident for tax purposes in a “relevant territory” provided that the corporate shareholder is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;
•	a corporate shareholder that is not resident for tax purposes in Ireland that is ultimately controlled, directly or indirectly, by persons resident in a “relevant territory” and that is not controlled directly or indirectly, by persons who are not resident in a “relevant territory”;
•	a corporate shareholder that is not resident for tax purposes in Ireland and whose principal class of shares (or those of its 75% parent) is substantially and regularly traded on a recognized stock exchange either in a “relevant territory” or on such other stock exchange approved by the Irish Minister for Finance; or
•	a corporate shareholder that is not resident for tax purposes in Ireland and is wholly owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a recognized stock exchange in a “relevant territory” or on such other stock exchange approved by the Irish Minister for Finance;

and, provided that, in all cases noted above (but subject to the exception in the paragraph below regarding ‘U.S. Resident Shareholders’), the shareholder has provided a relevant Irish DWT declaration form to his or her broker before the record date for the dividend (in the case of ADSs held through the Depositary Trust Company, or DTC), and the relevant information is further transmitted to us (in the case of ADSs held through DTC) or to our Depositary (in the case of shares held outside of DTC).

A list of “relevant territories” for the purposes of DWT is set forth below.

Albania	China	Hong Kong	Macedonia	Portugal	Switzerland
Armenia	Croatia	Hungary	Malaysia	Qatar	Thailand
Australia	Cyprus	Iceland	Malta	Romania	Turkey
Austria	Czech	India	Mexico	Russia	United Arab Emirates
Bahrain	Republic	Israel	Moldova	Saudi Arabia
Belarus	Denmark	Italy	Montenegro	Serbia	Ukraine
Belgium	Egypt	Japan	Morocco	Singapore	United Kingdom
Bosnia & Herzegovina	Estonia	Republic of Korea	Netherlands	Slovak Republic	United States of America
	Ethiopia		New Zealand
Botswana	Finland France	Kuwait	Norway	Slovenia	Uzbekistan
Bulgaria	Georgia	Latvia	Pakistan	South Africa	Vietnam
Canada	Germany	Lithuania	Panama	Spain	Zambia
Chile	Greece	Luxembourg	Poland	Sweden

Prior to paying any dividend, we will put in place an agreement with an entity which is recognized by the Irish Revenue Commissioners as a “qualifying intermediary” which satisfies one of the Irish requirements for dividends to be paid free of DWT to certain shareholders who hold their ADSs through DTC.

U.S. Resident Shareholders

Dividends paid in respect of shares in an Irish resident company that are owned by residents of the United States and held through DTC will not be subject to DWT provided that the address of the beneficial owner of the shares in the records of the broker is in the U.S. We strongly recommend that such shareholders ensure that their information has been properly recorded by their brokers (so that such brokers can provide the relevant information to a qualifying intermediary appointed by us).

Dividends paid in respect of shares in an Irish resident company that are owned by residents of the U.S. and held outside of DTC will not be subject to DWT provided that the shareholder has completed the relevant Irish DWT declaration form and this declaration form remains valid. Such shareholders must provide the relevant Irish DWT declaration form to our Depositary at least seven business days before the record date for the first dividend payment to which they are entitled.

If a U.S. resident shareholder receives a dividend subject to DWT, that shareholder should generally be able to make an application for a refund of DWT from the Irish Revenue Commissioners subject to certain time limits, provided the shareholder is beneficially entitled to the dividend.

Residents of “Relevant Territories” other than the United States

Shareholders who are residents of “relevant territories” other than the United States (regardless of when such shareholders acquired their ADSs) must satisfy the conditions of one of the exemptions referred to above including the requirement to complete the appropriate Irish DWT declaration form in order to receive dividends without DWT.

Shareholders must provide the appropriate Irish DWT declaration form to their brokers (so that such brokers can provide the relevant information to a qualifying intermediary appointed by us) before the record date for the first dividend to which they are entitled (in the case of ADSs held through DTC), or to our Depositary at least seven business days before such record date (in the case of shares held outside of DTC). We strongly recommend that such shareholders complete the appropriate Irish DWT declaration form and provide them to their brokers or our Depositary as soon as possible.

If a shareholder who is resident in a “relevant territory” receives a dividend subject to DWT, that shareholder should generally be able to make an application for a refund of DWT from the Irish Revenue Commissioners subject to certain time limits, provided the shareholder is beneficially entitled to the dividend.

Irish Resident Shareholders

Irish tax resident or ordinarily resident shareholders will generally be subject to DWT in respect of dividends or distributions received from an Irish resident company unless an exemption applies.

Irish tax resident or ordinarily resident shareholders that are entitled to receive dividends without DWT must complete the relevant Irish DWT declaration form and provide the declaration form to their brokers (so that such brokers can provide the relevant information to a qualifying intermediary appointed by us) before the record date for the first dividend to which they are entitled (in the case of ADSs held through DTC), or to our Depositary at least seven business days before such record date (in the case of ADSs held outside of DTC).

Irish tax resident or ordinarily resident shareholders who are not entitled to an exemption from DWT and who are subject to Irish tax should consult their own tax advisor.

Other Persons

Shareholders that do not fall within one of the categories mentioned above may fall within other exemptions from DWT.

If a shareholder is exempt from DWT but receives a dividend subject to DWT, that shareholder may be able to claim a refund of DWT from the Irish Revenue Commissioners subject to certain time limits, provided the shareholder is beneficially entitled to the dividend.

Income Tax on Dividends

Non-Irish Resident Shareholders

A shareholder who is not resident or ordinarily resident for tax purposes in Ireland and who is entitled to an exemption from DWT, generally has no liability to Irish income tax or income charges on a dividend from an Irish resident company unless that shareholder holds the ADSs through a branch or agency which carries on a trade in Ireland.

A shareholder who is not resident or ordinarily resident for tax purposes in Ireland and who is not entitled to an exemption from DWT, generally has no additional liability to Irish income tax or income charges unless that shareholder holds the ADSs through a branch or agency which carries on a trade in Ireland. The shareholder’s liability to Irish income tax is effectively limited to the amount of DWT already deducted by the company.

Irish Resident Shareholders

Irish resident or ordinarily resident individual shareholders may be subject to Irish income tax and income charges such as pay related social insurance (PRSI) and the universal social charge (USC) on dividends received from us. Such shareholders should consult their own tax advisor. Irish resident corporate shareholders should not be subject to tax on dividends from the company on the basis that the dividend is not in respect of preferred shares.

Stamp Duty

No Irish stamp duty arises on the transfer of our ADSs as the company is not an Irish incorporated company.

German Taxation of ADSs

Scope of Discussion

The following is a general summary of the material German tax consequences for U.S. holders (as defined below) of the ADSs. It does not purport to be a complete analysis of all German tax considerations relating to the ADSs. It is based upon the laws in force and their interpretation at the time of preparation of this annual report and is subject to any change in law or interpretation after such date, potentially having retrospective or retroactive effect. It does not address the German tax consequences for holders of the ADSs who are not U.S. holders (as defined below). Furthermore, it does not address the German tax consequences resulting from the ADSs being attributable to (1) a permanent establishment outside of the United States, or (2) a permanent representative outside of the United States.

A U.S. holder in terms of this section on the German taxation of the ADSs is

•	a resident of the United States in terms of the Agreement between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and to certain other Taxes as of June 4, 2008 (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung und zur Verhinderung der Steuerverkürzung auf dem Gebiet der Steuern vom Einkommen und vom Vermögen und einiger anderer Steuern in der Fassung vom 4. Juni 2008, “Treaty”);
•	who is not subject to German unlimited tax liability by way of a German residence or habitual abode or, as the case may be, a German registered seat or place of management;
•	who is the beneficial owner of the ADSs and any payments such as dividends under the ADSs; and
•	who is not subject to the limitation of benefits clause of the Treaty.

In particular because it is not possible to take into account the personal circumstances of prospective U.S. holders, they should consult their tax advisors as to the consequences under the tax laws of Germany resulting from acquiring, holding and disposing of ADSs and receiving payments under the ADSs such as dividends.

German Taxation of Dividends and Capital Gains

At the time of preparation of this annual report, no decisions of German tax courts have been published that comprehensively outline the treatment of ADRs or ADSs under German tax law. However, the German Federal Ministry of Finance has issued a circular dated May 24, 2013 (reference number BMF IV C 1—S 2204/12/10003, “ADR Circular”) on the treatment of ADRs under German tax law. According to the ADR Circular, holders of ADRs are in general treated like the beneficial owners of the respective shares for German tax purposes. It has to be noted, however, that the ADR Circular does not address ADSs and it is therefore not clear whether or not the ADSs fall within the scope of the ADR Circular. If the ADS fall within the scope of the ADR Circular, U.S. holders of the ADSs would be treated as if they held the respective amount of ordinary shares and if they received dividends under the ordinary shares for German tax purposes. Furthermore, U.S. holders of the ADSs should note that the ADR Circular is not binding on German tax courts and it is unclear whether a German tax court would follow the ADR Circular with respect to the German tax treatment of ADRs or ADSs. For the purposes of this section on the German taxation of the ADSs it is assumed that the ADSs fall within the scope of the ADR Circular.

German Taxation of Capital Gains of the U.S. Treaty Beneficiaries of the ADSs

Although the company has moved its place of management to Ireland, it still maintains its registered seat in Germany. As a consequence, capital gains resulting from the disposition of ADSs realized by a U.S. holder are treated as German source income and are subject to German limited tax liability (beschränkte Steuerpflicht) if such U.S. holder at any time within five years prior to the disposition directly or indirectly held ADSs, shares and/or other rights representing together 1% or more of the company’s shares. If such holder had acquired the ADSs without consideration, the previous owner’s holding period and percentage of the holding would also be taken into account.

However, U.S. holders may invoke the Treaty and, as a result, are not subject to German taxation on capital gains resulting from the disposition of ADSs.

Under German law, disbursing agents are required to levy withholding tax on capital gains from the sale of shares or other securities held in a custodial account. Disbursing agent in this context means a German bank, a financial services institution, a securities trading enterprise or a securities trading bank (each as defined in the German Banking Act (Kreditwesengesetz) and, in each case, including a German branch of a foreign enterprise, but excluding a foreign branch of a German enterprise) that holds the ADSs in custody or administers the ADSs for the U.S. holder or conducts sales or other dispositions and disburses or credits the income from the ADSs to the U.S. holder of the ADSs. Under German law, the obligation to withhold taxes on capital gains does not explicitly depend on the capital gains being subject to German limited or unlimited taxation or on an applicable double taxation treaty permitting Germany to tax such capital gains.

However, the German Federal Ministry of Finance has issued a circular dated October 9, 2012 (reference number BMF IVC1—S 2252/10/10013, “Capital Income Circular”) due to which taxes need not be withheld when the capital gains are not subject to German taxation. The Capital Income Circular further states that there is no obligation to withhold such tax on capital gains even if a U.S. holder owns 1% or more of the shares. While the Capital income Circular is only binding on the tax authorities but not on the tax courts, in practice, the disbursing agents nevertheless typically rely on the guidance contained in such circular. Therefore, a disbursing agent would only withhold tax at 26.375% on capital gains derived by a U.S. holder from the sale of ADSs held in a custodial account in Germany in the unlikely event that the disbursing agent did not follow this guidance. In this case, the U.S. holder should be entitled to claim a refund of the withholding tax from the German tax authorities under the Treaty.

Taxation of Dividends

Dividends distributed by the company to a U.S. holder under the ADS are subject to a German withholding tax of 25% plus 5.5% solidarity surcharge thereon, resulting in an overall withholding tax rate of 26.375%.

However, U.S. holders may invoke the Treaty. Therefore, the German withholding tax may in general not exceed 15% of the dividends received by U.S. holders. A further reduction of the permitted withholding tax rate under the Treaty may apply depending on further requirements. The excess of the total amount withheld over the maximum rate of withholding tax permitted under the Treaty is refunded to U.S. holders upon application (as described below under “ Withholding Tax Refund for U.S. Treaty Beneficiaries”).

Withholding Tax Refund for U.S. Treaty Beneficiaries

As described above, U.S. holders are entitled to claim a refund of the portion of the generally applicable 26.375% German withholding tax on dividends that exceeds the permitted withholding tax rate under the Treaty. However, U.S. holders should note that it is unclear how the German authorities will apply the refund process to dividends paid under ADSs and ADRs. In general, any potential refund claim becomes time-barred after four years following the calendar year in which the dividend is received.

Additionally, such refund is subject to the German anti treaty shopping provision. In general, this rule requires that the U.S. holder (in case it is corporation, “U.S. corporate holder”) maintains its own administrative substance and conducts its own business activities. In particular, a U.S. corporate holder has no right to a full or partial refund to the extent persons holding ownership interests in the U.S. corporate holder would not be entitled to the refund had they received the income directly and the gross income realized by the U.S. corporate holder is not caused by the business activities of the U.S. corporate holder, and there are either no economic or other valid reasons for the interposition of the U.S. corporate holder, or the U.S. corporate holder does not participate in general commerce by means of a business organization with resources appropriate to its business purpose. However, this shall not apply if the U.S. corporate holder’s principal class of stock is regularly traded in substantial volume on a recognized stock exchange, or if the U.S. corporate holder is subject to the provisions of the German Investment Tax Act (lnvestmentsteuergesetz).

U.S. holders claiming a refund of German withholding tax should in any case consult their tax advisors with respect to the refund procedure as there is only limited guidance of the German tax authorities on the practical application of the refund procedure with respect to the ADS.

German Inheritance and Gift Tax (Erbschaft-und Schenkungsteuer)

As the ADR Circular does not refer to the German Inheritance and Gift Tax Act, it is unclear whether or not the German inheritance or gift tax applies to the transfer of the ADSs. However, if German inheritance or gift tax is applicable to ADSs, under German domestic law, the transfer of the ordinary shares in the company and, as a consequence, the transfer of the ADSs would be subject to German gift or inheritance tax if

•	the decedent or donor or heir, beneficiary or other transferee (1) maintained his or her residence or a habitual abode in Germany or had its place of management or registered seat in Germany at the time of the transfer, or (2) is a German citizen who has spent no more than five consecutive years outside of Germany without maintaining a residence in Germany or (3) is a German citizen who serves for a German entity established under public law and is remunerated for his or her service from German public funds (including family members who form part of such person’s household, if they are German citizens) and is only subject to estate or inheritance tax in his or her country of residence or habitual abode with respect to assets located in such country (special rules apply to certain former German citizens who neither maintain a residence nor have their habitual abode in Germany);

•	at the time of the transfer, the ADSs are held by the decedent or donor as business assets forming part of a permanent establishment in Germany or for which a permanent representative in Germany has been appointed; or
•	the ADSs subject to such transfer form part of a portfolio that represents at the time of the transfer 10% or more of the registered share capital of the company and that has been held directly or indirectly by the decedent or donor, either alone or together with related persons.

Under the Agreement between the Federal Republic of Germany and the United States of America for the avoidance of double taxation with respect to taxes on inheritances and gifts (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung auf dem Gebiet der Nachlass-, Erbschaft- und Schenkungsteuern in der Fassung vom 21. December 2000, “Inheritance and Gift Tax Treaty”), a transfer of ADSs by gift or upon death is not subject to German inheritance or gift tax if the donor or the transferor is domiciled in the United States in terms of the Inheritance and Gift Tax Treaty, and is neither a citizen of Germany nor a former citizen of Germany and, at the time of the transfer, the ADSs are not held by the decedent or donor as business assets forming part of a permanent establishment in Germany or for which a permanent representative in Germany has been appointed.

Notwithstanding the foregoing, in case the heir, transferee or other beneficiary (i) has, at the time of the transfer, his or her residence or habitual abode in Germany, or (ii) is a German citizen who has spent no more than five (or, in certain circumstances, ten) consecutive years outside Germany without maintaining a residence in Germany or (iii) is a German citizen who serves for a German entity established under public law and is remunerated for his or her service from German public funds (including family members who form part of such person’s household, if they are German citizens) and is only subject to estate or inheritance tax in his or her country of residence or habitual abode with respect to assets located in such country (or special rules apply to certain former German citizens who neither maintain a residence nor have their habitual abode in Germany), the transferred ADSs are subject to German inheritance or gift tax.

If, in this case, Germany levies inheritance or gift tax on the ADSs with reference to the heir’s, transferee’s or other beneficiary’s residence in Germany or his or her German citizenship, and the United States also levies federal estate tax or federal gift tax with reference to the decedent’s or donor’s residence (but not with reference to the decedent’s or donor’s citizenship), the amount of the U.S. federal estate tax or the U.S. federal gift tax, respectively, paid in the United States with respect to the transferred ADSs is credited against the German inheritance or gift tax liability, provided the U.S. federal estate tax or the U.S. federal gift tax, as the case may be, does not exceed the part of the German inheritance or gift tax, as computed before the credit is given, which is attributable to the transferred ADSs. A claim for credit of the U.S. federal estate tax or the U.S. federal gift tax, as the case may be, may be made within one year of the final determination and payment of the U.S. federal estate tax or the U.S. federal gift tax, as the case may be, provided that the determination and payment are made within ten years of the date of death of the decedent or of the date of the gift by the donor. Similarly, U.S. state-level estate or gift taxes are also creditable against the German inheritance or gift tax liability to the extent that U.S. federal estate or gift tax is creditable.

United States Taxation of ADSs and Ordinary Shares

The following discussion describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the ADSs and ordinary shares by a U.S. holder (as defined below). The information provided below is based on the Internal Revenue Code of 1986, as amended (“Code”), Internal Revenue Service (“IRS”) rulings and pronouncements, and judicial decisions all as now in effect and all of which are subject to change or differing interpretations, possibly with retroactive effect. This summary addresses only U.S. federal income tax considerations of U.S. holders that will hold ADSs or ordinary shares as capital assets. It does not provide a complete analysis of all potential tax considerations. In particular, this summary does not address all the tax considerations that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;
•	insurance companies;
•	dealers or traders in securities;
•	persons that will hold ADSs or ordinary shares as part of a hedging or conversion transaction or as a position in a straddle or other integrated transaction for U.S. federal income tax purposes;
•	persons that have a functional currency other than the U.S. dollar;
•	persons that own (or are deemed to own) ADSs or ordinary shares representing 10% or more of our voting shares;
•	regulated investment companies, real estate investment trusts;
•	tax-exempt entities;
•	persons who hold ADSs or ordinary shares through partnerships or other pass-through entities;
•	certain former citizens or residents of the United States under Section 877 or Section 877A of the Code; or

•	persons holding ADSs or ordinary shares in connection with a trade or business conducted outside of the United States.

Finally, the summary does not describe the effect of the U.S. federal alternative minimum, estate and gift tax laws on U.S. holders or the effects of any applicable state, local, or non-U.S. laws.

For purposes of this summary, a “U.S. holder” is a beneficial owner of ADSs or ordinary shares that for U.S. federal income tax purposes, is (1) an individual who is a citizen or resident of the United States; (2) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust, if it (i) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. A “non-U.S. holder” is a beneficial owner of the ADSs or ordinary shares (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder.

If a partnership (including an entity or arrangement, U.S. or non-U.S., treated as a partnership for U.S. federal income tax purposes) holds ADSs or ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. A holder of ADSs or ordinary shares that is a partnership, and partners in such partnership, should consult their own tax advisors about the U.S. federal income tax consequences of acquiring, owning and disposing of the ADSs or ordinary shares.

We believe we are not a surrogate foreign corporation under Section 7874 of the Code and, therefore, we do not expect to be treated as a domestic corporation for U.S. federal income tax purposes. Therefore, this summary assumes that we are a non-U.S. corporation under U.S. federal income tax law.

Each prospective holder of ADSs or ordinary shares should consult its own tax advisors regarding the U.S. federal, state and local or other tax consequences of acquiring, owning and disposing of our ADSs or ordinary shares in light of their particular circumstances. U.S. holders should also review the discussion under Item 10. Additional Information—E. Taxation—Irish Taxation of ADSs and —German Taxation of ADSs for the Irish and German tax consequences to a U.S. holder of the ownership of the ADSs.

General

In general, a U.S. holder of ADSs is treated as the owner of the ordinary shares represented by such ADSs. Exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, respectively, generally will not be subject to U.S. federal income tax. The U.S. Treasury has expressed concerns that parties to whom depositary shares are pre-released or intermediaries in the chain of ownership between U.S. holders and the issuer of the security underlying the depositary share may be taking actions that are in consistent with the claiming of foreign tax credits for U.S. holders of depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. holders, as described below. Accordingly, the analysis of the creditability of Irish taxes described below, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. holders, could be affected by future actions that may be taken by the parties to whom depositary shares are pre-released or such intermediaries.

Distributions

Under the United States federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any distribution that is actually or constructively received by a U.S. holder with respect to its ordinary shares (including shares deposited in respect of ADSs) will be a dividend includible in gross income of a U.S. holder as ordinary income to the extent the amount of such distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. To the extent that the amount of such distribution exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a non-taxable return of capital to the extent of such U.S. holder’s adjusted tax basis in its ADSs or ordinary shares, and to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale of the ADSs or ordinary shares. If you are a non-corporate U.S. holder, dividends paid to you that constitute qualified dividend income will be taxable to you at a reduced maximum U.S. federal income rate of 20% (rather than the higher rates of tax generally applicable to items of ordinary income, the maximum of which is 39.6%) provided that you hold our ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. If we are a PFIC (as discussed below under “Additional United States Federal Income Tax Consequences—PFIC Rules”), distributions paid by us with respect to ADSs or ordinary shares will not be eligible for the preferential income tax rate. Prospective investors should consult their own tax advisors regarding the taxation of distributions under these rules.

You must include any Irish or German tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The gross amount of the dividend is taxable to you when you receive the dividend, actually or constructively. Dividends paid on ADSs or ordinary shares generally will constitute income from sources outside the United States and will generally not be eligible for the dividends-received deduction generally available to corporate U.S. holders. The gross amount of any dividend paid in non-U.S. currency will be included in the gross income of a U.S. holder in an amount equal to the U.S. dollar value of the non-U.S. currency calculated by reference to the exchange rate in effect on the date the dividend distribution is includable in the U.S. holder’s income, regardless of whether the payment is in fact converted into U.S. dollars. If the non-U.S. currency is converted into

U.S. dollars on the date of receipt by the depositary, in the case of ADSs, or the U.S. holder in the case of ordinary shares, a U.S. holder generally should not be required to recognize non-U.S. currency gain or loss in respect of the dividend. If the non-U.S. currency received is not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the non-U.S. currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the non-U.S. currency will be treated as ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The amount of any distribution of property other than cash will be the fair market value of the property on the date of the distribution, less the sum of any encumbrance assumed by the U.S. holder.

Subject to applicable limitations that may vary depending upon a U.S. holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. holder will be entitled to a credit against its U.S. federal income tax liability for any Irish or German withholding taxes withheld in respect of our dividend distributions not in excess of the applicable rate under the treaty. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income, such as “passive” or “general” income. In addition, the amount of the qualified dividend income, if any, paid to a U.S. holder that is subject to the reduced dividend income tax rate and that is taken into account for purposes of calculating the U.S. holder’s U.S. foreign tax credit limitation must be reduced by the rate differential portion of the dividend. The rules governing foreign tax credits are complex. Prospective investors should consult their own tax advisors regarding the availability of foreign tax credits in their particular situation. In lieu of claiming a foreign tax credit, U.S. holders may elect to deduct all non-U.S. taxes paid or accrued in a taxable year in computing their taxable income, subject to generally applicable limitations under U.S. federal income tax law.

U.S. Taxation of Sale or Other Disposition

Subject to the discussion below under “Additional United States Federal Income Tax Consequences— PFIC Rules,” a U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or other disposition and the U.S. holder’s tax basis in such ADSs or ordinary shares. Such gain or loss generally will be capital gain or loss. Capital gain of a non-corporate U.S. holder recognized on the sale or other disposition of ADSs or ordinary shares held for more than one year is generally eligible for a reduced maximum U.S. federal income tax rate of 20%. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

A U.S. holder that receives non-U.S. currency on the sale or other disposition of ADSs or ordinary shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency on the date of sale (or, in the case of cash basis and electing accrual basis taxpayers, the U.S. dollar value of the non-U.S. currency on the settlement date) provided that the ADSs or ordinary shares, as the case may be, are treated as being “traded on an established securities market.” If a U.S. holder receives non-U.S. currency upon a sale or exchange of ADSs or ordinary shares, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such non-U.S. currency will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such non-U.S. currency is converted into U.S. dollars on the date received by the U.S. holder, a cash basis or electing accrual U.S. holder should not recognize any gain or loss on such conversion.

Redemption

Depending on the particular U.S. holder, a redemption of ADSs or ordinary shares by us will be treated as a sale of the redeemed ADSs or ordinary shares by the U.S. holder or as a distribution to the U.S. holder (which is taxable as described above under “—Distributions”).

Additional United States Federal Income Tax Consequences

Controlled Foreign Corporation Rules. Generally, a non-U.S. corporation, such as us, will be classified as a controlled foreign corporation (“CFC”) if more than 50% (by vote or value) of the shares of the corporation are held directly, indirectly, or constructively, by “U.S. Shareholders.” For this purpose, a U.S. Shareholder is generally any U.S. holder that possess, directly, indirectly or constructively, 10% or more of the combined voting power of all classes of shares of the corporation. Based on our current and anticipated ownership structure, we do not expect to be classified as a CFC. However, we can offer no assurances in this regard.

If we were classified as a CFC, however, any of our U.S. Shareholders generally would be required to include in gross income (as ordinary income) at the end of each of our taxable years an amount equal to the U.S. Shareholder’s pro rata share of our “subpart F income.” Subpart F income generally includes dividends, interest, rents and royalties, gains from the sale of securities, and income from certain transactions with related parties. If we are classified as both a CFC and a PFIC, we generally will not be treated as a PFIC with respect to those U.S. holders that meet the definition of a U.S. Shareholder.

PFIC Rules. Special adverse U.S. federal income tax rules apply to U.S. holders owning shares of a PFIC. In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our ADSs or ordinary shares: (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income. The determination of whether we are a PFIC will be made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from the disposition of assets that produce passive income. Any cash we hold generally will be treated as held for the production of passive income for the purpose of the PFIC test, and any income generated from cash or other liquid assets generally will be treated as passive income for such purpose. If a non-U.S. corporation owns at least 25% by value of the shares of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income. Although we do not believe that we are currently a PFIC, the determination of PFIC status is highly factual and based on technical rules that are difficult to apply. Accordingly, there can be no assurances that we will not be a PFIC for the current year or any future taxable year.

If we were to be treated as a PFIC, except as otherwise provided by election regimes described below, a U.S. holder would be subject to special adverse tax rules with respect to (i) “excess distributions” received on our ADSs or ordinary shares and (ii) any gain recognized upon a sale or other disposition (including a pledge) of our ADSs or ordinary shares. A U.S. holder would be treated as if it had realized such gain and certain “excess distributions” ratably over its holding period for our ADSs or ordinary shares. The amounts allocated to the current taxable year and to any taxable year in the holding period prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amounts allocated to any other taxable year would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. Special rules apply for calculating the amount of the foreign tax credit with respect to “excess distributions” by a PFIC.

With certain exceptions, a U.S. holder’s ADSs or ordinary shares will be treated as stock in a PFIC if we were a PFIC at any time during the U.S. holder’s holding period for its ordinary shares or ADSs, even if we are not currently a PFIC.

Dividends that a U.S. holder receives from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income, or if an excess distribution treated as discussed above.

If a U.S. holder owns ordinary shares in a PFIC that are treated as “marketable stock,” the U.S. holder may make a mark-to-market election. If a U.S. holder makes this election, the U.S. holder will not be subject to all of the PFIC rules described above. Instead, in general, the U.S. holder will include as ordinary income the excess, if any, of the fair market value of its ADSs or ordinary shares at the end of the taxable year over the U.S. holder’s adjusted basis in its ADSs or ordinary shares. Similarly, any gain realized on the sale, exchange or other disposition of the ADSs or ordinary shares will be treated as ordinary income, and will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. holder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its ADSs or ordinary shares over the fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). A U.S. holder’s basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amount.

A U.S. holder may in certain circumstances also mitigate adverse tax consequences of the PFIC rules by filing an election to treat the PFIC as a qualified electing fund (“QEF”), if the PFIC complies with certain reporting requirements. However, in the event that we are or become a PFIC, we do not intend to comply with such reporting requirements necessary to permit U.S. holders to elect to treat us as a QEF.

U.S. holders should consult their own tax advisors regarding the application of the PFIC rules to their investment in our ADSs or ordinary shares and the elections discussed above.

Tax on Net Investment Income. Certain U.S. holders who are individuals, estate and trusts will be required to pay an additional 3.8% tax on some or all of their “net investment income,” which generally includes their dividend income (including qualified dividend income) and net gains from the disposition of our ADSs or ordinary shares. U.S. holders should consult their own tax advisors regarding the applicability of this additional tax on their particular situation.

Backup Withholding and Information Reporting. Backup withholding and information reporting requirements will generally apply to certain payments to U.S. holders of dividends on ADSs or ordinary shares. We, our agent, a broker or any paying agent, may be required to withhold tax from any payment that is subject to backup withholding unless the U.S. holder (1) is an exempt payee, or (2) provides the U.S. holder’s correct taxpayer identification number and complies with applicable certification requirements. Payments made to U.S. holders by a broker upon a sale of our ADSs or ordinary shares will generally be subject to backup withholding and information reporting. If the sale is made through a non-U.S. office of a non-U.S. broker, however, the sale will generally not be subject to either backup withholding or information reporting. This exception may not apply if the non-U.S. broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a U.S. holder of ADSs or ordinary shares under the backup withholding rules can be credited against any U.S. federal income tax liability of the U.S. holder, provided the required information is timely furnished to the IRS. A U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceeds the U.S. holder’s income tax liability by filing a refund claim with the IRS. Prospective investors should consult their own tax advisors as to their qualification and procedure for exemption from backup withholding.

A U.S. holder that transfers cash to a non-U.S. entity such as us may, in certain cases, be required to report the transfer to the IRS. Certain U.S. holders may also be required report information relating to the U.S. holder and us. Substantial penalties may be imposed upon a U.S. holder that fails to comply. In addition, a U.S. holder may be required to file a Treasury Form TD F 90-22.1 (Report of Foreign Bank and Financial Accounts) each year to report its interest in the ADSs and, depending on ownership thresholds and other requirements, a Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) each year.

Certain specified individuals and, to the extent provided by future guidance, certain U.S. entities, who, at any time during the taxable year, hold interests in specified foreign financial assets that are not held in an account maintained by a financial institution and that have an aggregate value in excess of applicable reporting thresholds (which depend on the individual’s filing status and tax home, and begin at a low of more than $50,000 on the last day of the taxable year or more than $75,000 at any time during the taxable year) are required to attach a disclosure statement on Form 8938 (Statement of Specified Foreign Financial Assets) to their U.S. federal income tax return. A specified person who reports the ADSs on a Form 8621 does not have to report the ADSs on the Form 8938 if the person identifies the Form 8621 which includes the ADSs on the Form 8938. No Form 8938 is required to be filed by a specified person who is not required to file a U.S. federal income tax return for the taxable year. Investors are urged to consult their own tax adviser regarding these reporting requirements.

Foreign Account Tax Compliance Act. Under the Foreign Account Tax Compliance Act (“FATCA”), a person who makes a withholdable payment (as defined in Section 1473 of the Code) to a foreign financial institution (“FFI”) or a non-financial foreign entity (“NFFE”) must withhold at a 30% rate unless the FFI or NFFE meets certain requirements or provides certain information to the person making the payment. Withholdable payments generally include fixed or determinable annual or periodical (“FDAP”) payments (such as dividends) from U.S. sources and gross proceeds from the sale or other disposition of any property of a type which can produce U.S.-source interest or dividends (such as ADSs or ordinary shares). There can be no assurances that ADSs and ordinary shares will not be subject to the requirements imposed under FATCA. FATCA withholding on U.S.-source FDAP payments generally commenced on July 1, 2014, and FATCA withholding on payments of gross proceeds is generally scheduled to commence on January 1, 2017.

The application of FATCA to other payments made with respect to the ADSs is currently not clear. Commencing January 1, 2017, certain payments by certain FFIs may be subject to FATCA withholding. Uncertainty exists because certain definitions and effective dates relevant to FFIs have not yet been promulgated by the IRS. Based on our expected income and activities, we expect to be an “active NFFE” and, therefore, an excepted NFFE under FATCA. Nonetheless, if we are treated as an FFI or passive NFFE under FATCA, we and the depositary expect to comply with the requirements under FATCA. There can be no assurance, however, that we or the depositary will be able to comply with the relevant requirements, or that it or an intermediary financial institution would not be required to deduct FATCA withholding from payments on the ADSs or ordinary shares.

FATCA is particularly complex and its application is uncertain at this time. The above description is based in part on regulations and official guidance, all of which is subject to change or may be implemented in a materially different form. Prospective investors should consult their tax advisors on how these rules may apply to us or the depositary and to payment they may receive in connection with the ADSs or ordinary shares.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENTS BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-196910), as amended, including the annual report contained therein, to register our ordinary shares. We have also filed with the SEC a related registration statement on F-6 (Registration No. 333-197480) to register the ADSs.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

A copy of each document (or a translation thereof to the extent not in English) concerning us that is referred to in this annual report, is available for public view at our principal executive offices at 3rd Floor Unity Chambers, 28 Halkett Street, St. Helier, Jersey, Channel Islands, Attention: M.A. Welsh, Telephone: 011 44 1534-735-333.

I.	SUBSIDIARY INFORMATION

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various risks in relation to financial instruments including credit risk, liquidity risk and currency risk. Our risk management is coordinated by our managing directors. We do not engage in the trading of financial assets for speculative purposes. The most significant financial risks to which we are exposed include the following:

Credit risk

Our sales are currently concentrated with two customers and accordingly we are exposed to the possibility of loss arising from customer default. We are addressing this risk by monitoring our commercial relationships with these customers and by seeking to develop additional products for sale and entering into new partnerships.

Liquidity risk

We have been dependent on our shareholders to fund our operations. As described in note 1 of our financial statements, our ability to continue as a going concern is dependent on our ability to raise additional finance by way of debt and/or equity offerings to enable us to fund our clinical trial programs.

Currency risk

We are subject to currency risk, as our income and expenditures are denominated in euro and the U.S. dollar. As such we are exposed to exchange rate fluctuations between the U.S. dollar and the euro. We aim to match foreign currency cash inflows with foreign cash outflows where possible. We do not hedge this exposure. A 10% movement in the U.S. dollar versus euro exchange rate at December 31, 2014 would have the effect of increasing/decreasing net liabilities by approximately €4 million. As we incur clinical trial expenses in the United States in U.S. dollars, raise funds through licensing and collaboration revenue in U.S. dollars and commence sales of our products in the United States, we expect to have significant increases in cash balances, revenues and research and development costs denominated in U.S. dollars, while the majority of our cost of sales and operating costs are expected to remain denominated in euro. Accordingly, our exposure to exchange rates between the U.S. dollar and the euro has increased significantly commencing in 2014 compared to 2013. Between January 2012 and December 2014, the exchange rate between the U.S. dollar and the euro ranged between $1.3953 per euro and $1.2089 per euro.

Item 12. Description of Securities Other Than Equity Securities

A.	DEBT SECURITIES

Not applicable.

B.	WARRANTS AND RIGHTS

Not applicable.

C.	OTHER SECURITIES

Not applicable.

D.	AMERICAN DEPOSITARY SHARES

Fees Payable by ADS Holders

Our American Depositary Shares, or ADSs, each representing the right to receive one of our ordinary shares, are listed on the NASDAQ Global Market under the symbol “INNL.” A copy of our Form of Amended and Restated Deposit Agreement with Citibank N.A. (the “Depositary”) was filed with the SEC as an exhibit to our Form F-6 filed on July 17, 2014 (the “Deposit Agreement”). Pursuant to the Deposit Agreement, holders of our ADSs may have to pay to the Depositary, either directly or indirectly, fees or charges up to the amounts set forth in the table below:

Fees and Expenses

Citibank, N.A. serves as the depositary for our ADSs. Holders of our ADSs are required to pay the following fees to the depositary under the terms of our deposit agreement:

Service	Fees

(1) Issuance of ADSs upon deposit of shares (excluding issuances as a result of distributions of shares described in (4) below)	Up to U.S.$ 5¢ per ADS issued

(2) Cancellation of ADSs	Up to U.S.$ 5¢ per ADS canceled

(3) Distribution of cash dividends or other cash distributions (i.e., sale of rights or other entitlements)	Up to U.S.$ 5¢ per ADS held

(4) Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions or (ii) exercise of rights to purchase additional ADSs.	Up to U.S.$ 5¢ per ADS held

(5) Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares)	Up to U.S.$ 5¢ per ADS held

(6) ADS Services	Up to U.S.$ 5¢ per ADS held on the applicable record date(s) established by the depositary

Holders of our ADSs are responsible for paying certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;
•	the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;
•	certain cable, telex and facsimile transmission and delivery expenses;
•	the expenses and charges incurred by the depositary in the conversion of foreign currency;
•	the fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and
•	the fees and expenses incurred by the depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

ADS fees and charges payable upon (i) deposit of ordinary shares against issuance of ADSs and (ii) surrender of ADSs for cancellation and withdrawal of ordinary shares are charged to the person to whom the ADSs are delivered (in the case of ADS issuances) and to the person who delivers the ADSs for cancellation (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC or presented to the depositary via DTC, the ADS issuance and cancellation fees and charges are charged to the DTC participant(s) receiving the ADSs or the DTC participant(s) surrendering the ADSs for cancellation, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account(s) of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participant(s) as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee are charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

The depositary has and may continue to reimburse us for certain expenses incurred by us in respect of the ADR program by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

Depositary Payments for 2014

For the year ended December 31, 2014, our Depositary made payments in an amount equal to €10,000 on our behalf in relation to our ADR program.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

There have been no material defaults in the payment of principal, interest, a sinking fund or purchase fund installment or any other material default with respect to any of our indebtedness.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

A.	Material Modifications to the Rights of Security Holders

On February 16, 2015 we amended and restated our articles of association. A description of the material terms of our articles of association is discussed in “Item 10. Additional Information—B. Memorandum and Articles of Association.”

B.	Use of Proceeds

On July 30, 2014, we completed an initial offering of 6,500,000 ADSs representing 490,567 ordinary shares, pursuant to a Registration Statement on Form F-1, as amended (File No. 333-196910), which became effective on July 24, 2014. Piper Jaffray, Stifel and JMP Securities acted as representatives of the several underwriters. The ordinary shares were sold at a price of $9.00 per ADS, thereby raising $54.4 million after deducting underwriting discounts and commissions. On August 20, 2014, the underwriters in our initial public offering partially exercised their overallotment option to purchase an additional 186,984 ADSs, representing 14,112 Ordinary Shares, at a public offering price of $9.00 per ADS. The sale of the overallotment option by our ADSs occurred on September 12, 2014, at which we raised additional net proceeds of approximately $1.57 million, after deducting underwriting discounts and commissions. We paid, out of company proceeds, all of our fees, costs and expenses in connection with our initial public offering (excluding, in the case of the selling shareholder, underwriting discounts and commissions and similar brokers’ fees and transfer taxes), which expenses totaled approximately €2.0 million.

None of the payments described in this Item 14. were direct or indirect payments to our directors, officers, general partners or their associates, or any persons owning 10% or more of our ordinary shares, or our affiliates.

There has been no material change in the planned use of proceeds from our initial public offering, as described in our final prospectus filed with the SEC pursuant to rule 424(b) under the Securities Act on July 25, 2015.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures: Our Chief Executive Officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to Innocoll AG was timely made known to them by its subsidiaries.

(b) Management’s Report on Internal Control over Financial Reporting: This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies.

(c) Attestation Report of the Registered Public Accounting Firm: This annual report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies.

(d) Changes in Internal Control Over Financial Reporting: There have been no changes in the company’s internal control over financial reporting identified in connection with the evaluation that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect the company’s internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our supervisory board has determined that that Mr. Culverwell, the current chairman of the audit committee, was an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Culverwell and each of the other members of the audit committee (being Dr. Banerji and Dr. Wiley) are independent non-executive directors. All three members of the committee have considerable financial knowledge and experience to assist in overseeing and guiding the supervirsory board and the company in respect of audit and corporate governance disciplines.

Item 16B. Code of Ethics

We have adopted a written code of business conduct and ethics that applies to members of our management board, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our code of business conduct and ethics is available under the Investor Relations—Corporate Governance section of our website at www.innocollinc.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of the NASDAQ Global Market concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this annual report.

No waivers have been granted to the code of conduct since its adoption.

Item 16C. Principal Accountant Fees and Services

Grant Thornton has served as our independent registered public accounting firm for the financial years ended December 31, 2014, 2013 and 2012.

The following table sets forth the fees billed to us by our independent auditors during the fiscal years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013
	(€ in thousands)
Audit fees	235	252
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	235	252

Audit services include the audit of our financial statements, the review of interim financial information and SEC registration statements, and statutory audits.

Audit Committee Pre-Approval Policies and Procedures

The advance approval of our audit committee is required for all audit services to be provided to the company, whether provided by the principal auditor or other firms, and all other services (review, attest and non-audit) to be provided to the company by the independent auditor; provided, however, that the minimums non-audit services may instead be approved in accordance with paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Neither the issuer nor any affiliate of the issuer purchased any of our shares during 2014.

Item 16F. Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G. Corporate Governance

We are subject to a variety of corporate governance guidelines and requirements of German law, the German Corporate Governance Code and the SEC. We believe that we comply with the applicable corporate governance requirements. Although we are listed on the NASDAQ Global Market, we are not required to comply with all of NASDAQ’s corporate governance rules which are applicable to U.S. companies.

German Corporate Governance Code

The German Corporate Governance Code, or Corporate Governance Code, was originally published by the German Ministry of Justice (Bundesministerium der Justiz) in 2002 and was most recently amended on June 24, 2014 and published in the German Federal Gazette (Bundesanzeiger) on September 30, 2014. The Corporate Governance Code contains recommendations (Empfehlungen) and suggestions (Anregungen) relating to the management and supervision of German companies that are listed on a stock exchange. It follows internationally and nationally recognized standards for good and responsible corporate governance. The purpose of the Corporate Governance Code is to make the German system of corporate governance transparent for investors. The Corporate Governance Code includes corporate governance recommendations and suggestions with respect to shareholders and shareholders’ meetings, the supervisory and management boards, transparency, accounting policies, and auditing.

There is no obligation to comply with the recommendations or suggestions of the Corporate Governance Code. The German Stock Corporation Act requires only that the supervisory board and management board of a German listed company issue an annual declaration that either (i) states that the company has complied with the recommendations of the Corporate Governance Code or (ii) lists the recommendations that the company has not complied with and explains its reasons for deviating from the recommendations of the Corporate Governance Code (Entsprechenserklärung). In addition, a listed company is also required to state in this annual declaration whether it intends to comply with the recommendations or list the recommendations it does not plan to comply with in the future. These declarations have to be published permanently on our website. If we change our policy on certain recommendations between such annual declarations, it must disclose this fact and explain its reasons for deviating from the recommendations. Noncompliance with suggestions contained in the Corporate Governance Code need not be disclosed.

As a result of the listing of our ADSs on the NASDAQ Global Market the Corporate Governance Code applies to us and we are required to issue the annual declarations described above. According to their respective rules of procedure, our supervisory board and management board are obliged to comply with the Corporate Governance Code except for such provisions which they have explicitly listed in their annual declaration and for which they have stated that they do not comply with.

In particular, we adhere to the following significant recommendations of the Corporate Governance Code: (i) the supervisory board will establish compensation, nominating and corporate governance and audit committees; (ii) the management board must keep the supervisory board closely informed, in particular with respect to measures which can fundamentally affect our financial situation; and (iii) significant management measures are subject to supervisory board approval.

However, particularly in the initial phase after our listing on the NASDAQ Global Market, we expect to deviate from the recommendations and suggestions of the Corporate Governance Code in various respects. All deviations from the Corporate Governance Code recommendations will be published in the official annual declarations.

Differences between Our Corporate Governance Practices and the Rules of the NASDAQ Global Market

We are a foreign private issuer and our ADSs are listed on the NASDAQ Global Market. NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of NASDAQ Marketplace Rules, including most of the requirements of the 5600 Series. In order to claim such an exemption, we must disclose the significant differences between our corporate governance practices and those required to be followed by U.S. domestic issuers under NASDAQ’s corporate governance requirements. We generally comply with applicable German corporate governance practice rather than certain of the corporate governance requirements of NASDAQ. As permitted by exemptions under NASDAQ rules, the requirements of NASDAQ that we are not following and our non-conforming practices in lieu thereof are as follows:

•	Rule 5250(d)(1) — Distribution of Annual and Interim Reports. We are exempt from the requirement under NASDAQ Rule 5250(d)(1) that an annual report, containing audited financial statements of the company and its subsidiaries, be distributed to shareholders a reasonable period of time following the filing of the annual report with the SEC. Consistent with the German Stock Corporation Act, we do not distribute annual and interim reports automatically to shareholders. Instead, our annual reports are available to the shareholders at the company’s offices or on the company’s website and are mailed to shareholders upon request. We also file annual reports with the SEC. In addition, under the deposit agreement relating to our ADSs, we have agreed to provide annual reports to the depositary bank so that the depositary bank may arrange for distribution of such information to holders of our ADSs;
•	Rule 5605(c)(1) — Audit Committee Charter. We are exempt from certain requirements under NASDAQ Rule 5605(c)(1) with respect to a company’s audit committee, which require the creation of an audit committee composed of independent directors and operating pursuant to written charters that set forth their tasks and responsibilities. We currently have an audit committee and our supervisory board has determined that each member of the audit committee is “independent” as set forth in Rule 10A-3 of the Exchange Act and as required by Rule 5605(c)(2)(A)(ii). Our audit committee also has adopted a formal written charter that specifies the scope of its responsibilities and the means by which it carries out those responsibilities. However, pursuant to the German Stock Corporation Act, the independent auditors are elected at the shareholders’ meeting, instead of being appointed by the audit committee and therefore our audit committee does not have the responsibilities and authority necessary to comply with Rule 10A-3(b)(2), (3), (4) and (5) under the Exchange Act. In addition, also pursuant to the German Stock Corporation Act and applicable German law, our entire supervisory board, together with the management board and in some cases, the shareholders at the shareholders’ meeting is responsible for the final approval of the audited financial statements and our supervisory board as a whole responsible for many of the same functions as the audit committee is required to undertake under NASDAQ Rules;
•	Rule 5605(e)(1) — Independent Director Oversight of Director Nominations. We are exempt from certain requirements under NASDAQ Rule 5605(e)(1) which sets forth certain voting and independence requirements with respect to nominations committees and the nomination of board members. We currently have a nominating and corporate governance committee and our supervisory board has determined that its members are independent under the applicable rules and regulations of the NASDAQ Global Market relating to nominating and corporate governance committee independence. However, pursuant to the German Stock Corporation Act, members of our management board are elected by our entire supervisory board and members of our supervisory board are elected by our shareholders’ meeting. Our nominating and corporate governance committee makes suggestions to the entire supervisory board for the election of members of the management board and for the selection of nominees for the supervisory board, which the entire supervisory board are presenting to the shareholders’ meeting for election. Our supervisory board is required to take independent action based on its German statutory responsibilities and in accordance with our articles of association and is not bound by suggestions of the nominating and corporate governance committee;

•	Rule 5620(c) — Quorum. We are exempt from NASDAQ’s quorum rule which requires a quorum for any meeting of the holders of common shares of at least 331∕3% of the outstanding shares of the company’s voting shares. Consistent with German law, our articles of association do not provide for a quorum for shareholders’ meetings;
•	Rule 5620(b) — Solicitation of Proxies. We are exempt from NASDAQ’s proxy solicitation rules which require a company solicit proxies and provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to NASDAQ. Consistent with German law, we offer to our shareholders to exercise their voting rights in the general meeting through proxies appointed by the company and keep the declarations of such proxies available for inspection for a period of three years. The proxies appointed by us are obliged to vote in accordance with the instructions of the represented shareholder. Under the deposit agreement pertaining to our ADSs, our depositary bank mails to holders of ADSs a notice stating, among other things, that each holder of ADSs is entitled to instruct the depositary bank as to the exercise of the voting rights. Each shareholder who desires to exercise or to give instructions for the exercise of voting rights must execute and return a document provided by the depositary bank that instructs the depositary bank as to how the number of the shares represented by such holders’ ADSs are to be voted; and
•	Rule 5635(c) — Shareholder Approval. We are exempt from the NASDAQ’s shareholder approval requirement which generally requires companies to obtain shareholder approval of all equity-compensation plans (including share option plans) and any material revisions to them. Consistent with the German Stock Corporation Act, the adoption of our share option plans and any material revisions thereto needs to be approved by our shareholders insofar as the issuance of shares and/or share options under authorized or contingent capital authorizations requires shareholder approval.

Other significant differences between our governance practices and those of U.S. domestic NASDAQ-listed companies are as follows:

Two-Tier Board

In accordance with the requirements of the German Stock Corporation Act, we have a two-tier board structure consisting of a supervisory board and a management board, which is not comparable to the one-tier or unitary board system in the U.S. The two-tier governance system provides a strict separation of supervisory and management functions. Roles and responsibilities of each of the two boards are clearly defined by law.

Independence

Under this two-tier board system, except as described above, our methods for determining and ensuring the independence of its supervisory board differ from those of NASDAQ Rule 5605, which generally contemplates a U.S.-style, one-tier system. In contrast to the NASDAQ Rules, which require the board to affirmatively determine the independence of the individual directors with reference to specific tests of independence, German law does not require the supervisory board to make such affirmative findings on an individual basis. At the same time, the rules of procedure of our supervisory board contain several provisions to help ensure the independence of the supervisory board’s advice and supervision. Furthermore, the members of our supervisory and management boards are strictly independent from one another. A member of one board is legally prohibited from being concurrently active on the other. Supervisory board members have independent decision making authority and are legally prohibited from following the direction or instruction of any affiliated party. Moreover, supervisory board members may not enter into advisory, service or certain other contracts with us, unless approved by the supervisory board.

Compliance with the requirements of NASDAQ Rule 5600 Series applicable to foreign private issuers

Under Rule 5615(a)(3), as amended, we are required to comply with Rule 5625 (relating to the notification of material noncompliance), Rule 5640 (relating to certain voting rights and to have an audit committee that satisfies Rule 5605(c)(3) (regarding compliance with Rule 10A-3 of the Exchange Act) and to ensure that such audit committee’s members meet the independence requirement in 5605(c)(2)(A)(ii) (regarding independence required under Rule 10A-3 of the Exchange Act).

NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of NASDAQ Marketplace Rules, including most of the requirements of the 5600 Series. The supervisory board has determined that we are in compliance with the requirements applicable to foreign private issuers pursuant to Rule 5600 Series, except as described above pursuant to the exemptions allowing us to comply with the applicable German corporate governance practices rather than certain of the corporate governance requirements of NASDAQ. In particular, our supervisory board has determined that each member of the audit committee is “independent” as set forth in Rule 10A-3 of the Exchange Act and as required by Rule 5605(c)(2)(A)(ii).

Item 17. Financial Statements

Not Applicable.

Item 18. Financial Statements

The audited consolidated financial statements as required under Item 18, are attached hereto starting on page F-1 of this annual report. The audit report of Grant Thornton, an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19. Exhibits

The following exhibits are filed as part of this annual report:

Exhibit No.	Exhibit
1.1*	Amended and Restated Articles of Association of Innocoll AG
1.2	Rules of Procedure of the Supervisory Board of Innocoll AG(1)
1.3	Rules of Procedure of the Management Board of Innocoll AG(1)
4.1#	License and Supply Agreement, dated August 14, 2013, between Innocoll Pharmaceuticals Ltd. and Takeda GmbH, an affiliate of Takeda Pharmaceutical Company Limited, as amended on March 19, 2014(1)
4.2#	Licensing, Manufacturing and Supply Agreement, dated October 12, 2011, between Innocoll Pharmaceuticals Ltd. and Pioneer Pharma Co. Ltd., as amended on August 6, 2012(1)
4.3#	Exclusive Distribution Agreement, dated April 3, 2013, between Innocoll Pharmaceuticals Ltd. and Biomet 3i, LLC(1)
4.4#	Manufacture and Supply Agreement, dated August 17, 2007, among Innocoll Pharmaceuticals Ltd., Syntacoll AG and EUSA Pharma (Europe) Limited (later acquired by Jazz Pharmaceuticals), as amended and restated on April 27, 2010(1)
4.5#	Manufacturing and Supply Agreement, dated June 1, 2004, between Innocoll Technologies Ltd., and Biomet Orthopedics Switzerland GmbH, as amended on January 1, 2006; December 15, 2009; September 1, 2010; April 1, 2011; March 15, 2012; March 1, 2013 and July 26, 2013(1)
4.6#	Licensing, Manufacturing and Supply Agreement, dated December 5, 2011, between Innocoll Pharmaceuticals Ltd. and Saudi Centre for Pharmaceuticals(1)
4.7+*	Innocoll AG - Stock Option Plan
4.8+*	Form of Management Option Agreement
4.9	Form of Supervisory Board Member Nomination Agreement among Innocoll AG, Sofinnova Venture Partners VIII, L.P. and certain existing shareholders of Innocoll AG(1)
4.10+	Form of Innocoll GmbH Option Agreement, as amended and restated(1)
4.11+	Form of Innocoll AG Restricted Share Award Agreement(1)
4.12+*	Form of Innocoll AG Phantom Share Award Agreement
4.13+*	Employment Agreement by and between Michael Myers, Ph.D. and Innocoll, Inc., dated December [ ], 2014
4.14+	Employment Agreement by and between Gordon Dunn and Innocoll Pharmaceuticals Ltd., dated June 1, 2013(1)
4.15+	Employment Agreement by and between David Prior, Ph.D. and Innocoll, Inc., dated January 12, 2004(1)
4.16+	Employment Agreement by and between Denise Carter and Innocoll, Inc., dated June 6, 2003(1)
4.17+	Employment Agreement by and between James Croke and Innocoll Holdings, Inc., dated August 21, 2009(1)
4.18+	Employment Agreement by and between Alexandra Dietrich, Ph.D. (formerly Alexandra Timm, Ph.D.) and Syntacoll GmbH, dated as of June 29, 2007(1)
4.19+*	Employment Agreement by and between Anthony Zook and Innocoll AG, dated as of December 2014
4.20+*	Restricted Share Award Agreeement by and between Anthony Zook and Innocoll AG, dated December 7, 2014
4.21+*	Employment Agreement by and between James P. Tursi, M.D. and Innocoll, Inc., dated as of March 13, 2015
4.22#	Lease Agreement between Karl Sipmeier and Syntacoll GmbH, dated December 17, 2009 (English translation)(1)
4.23	Lease Agreement between Athlone Institute of Technology and Innocoll Technologies Ltd., dated November 24, 2008(1)
8.1	List of Subsidiaries(1)
12.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.3*	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
12.4*	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed herewith.
+	Indicates a management contract or compensatory plan.
#	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 406 under the Securities Act of 1933.
(1)	Incorporated by reference to our registration statement on Form F-1 (file no. 333-196910), as amended.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INNOCOLL AG

By:	/s/	Anthony P. Zook
Name: Anthony P. Zook
Title: Chief Executive Officer
Date: March 19, 2015

Exhibit Index

Exhibit No.	Exhibit
1.1*	Amended and Restated Articles of Association of Innocoll AG
1.2	Rules of Procedure of the Supervisory Board of Innocoll AG(1)
1.3	Rules of Procedure of the Management Board of Innocoll AG(1)
4.1#	License and Supply Agreement, dated August 14, 2013, between Innocoll Pharmaceuticals Ltd. and Takeda GmbH, an affiliate of Takeda Pharmaceutical Company Limited, as amended on March 19, 2014(1)
4.2#	Licensing, Manufacturing and Supply Agreement, dated October 12, 2011, between Innocoll Pharmaceuticals Ltd. and Pioneer Pharma Co. Ltd., as amended on August 6, 2012(1)
4.3#	Exclusive Distribution Agreement, dated April 3, 2013, between Innocoll Pharmaceuticals Ltd. and Biomet 3i, LLC(1)
4.4#	Manufacture and Supply Agreement, dated August 17, 2007, among Innocoll Pharmaceuticals Ltd., Syntacoll AG and EUSA Pharma (Europe) Limited (later acquired by Jazz Pharmaceuticals), as amended and restated on April 27, 2010(1)
4.5#	Manufacturing and Supply Agreement, dated June 1, 2004, between Innocoll Technologies Ltd., and Biomet Orthopedics Switzerland GmbH, as amended on January 1, 2006; December 15, 2009; September 1, 2010; April 1, 2011; March 15, 2012; March 1, 2013 and July 26, 2013(1)
4.6#	Licensing, Manufacturing and Supply Agreement, dated December 5, 2011, between Innocoll Pharmaceuticals Ltd. and Saudi Centre for Pharmaceuticals(1)
4.7+*	Innocoll AG - Stock Option Plan
4.8+*	Form of Management Option Agreement
4.9	Form of Supervisory Board Member Nomination Agreement among Innocoll AG, Sofinnova Venture Partners VIII, L.P. and certain existing shareholders of Innocoll AG(1)
4.10+	Form of Innocoll GmbH Option Agreement, as amended and restated(1)
4.11+	Form of Innocoll AG Restricted Share Award Agreement(1)
4.12+*	Form of Innocoll AG Phantom Share Award Agreement
4.13+*	Employment Agreement by and between Michael Myers, Ph.D. and Innocoll, Inc., dated December [ ], 2014
4.14+	Employment Agreement by and between Gordon Dunn and Innocoll Pharmaceuticals Ltd., dated June 1, 2013(1)
4.15+	Employment Agreement by and between David Prior, Ph.D. and Innocoll, Inc., dated January 12, 2004(1)
4.16+	Employment Agreement by and between Denise Carter and Innocoll, Inc., dated June 6, 2003(1)
4.17+	Employment Agreement by and between James Croke and Innocoll Holdings, Inc., dated August 21, 2009(1)
4.18+	Employment Agreement by and between Alexandra Dietrich, Ph.D. (formerly Alexandra Timm, Ph.D.) and Syntacoll GmbH, dated as of June 29, 2007(1)
4.19+*	Employment Agreement by and between Anthony Zook and Innocoll AG, dated as of December 2014
4.20+*	Restricted Share Award Agreeement by and between Anthony Zook and Innocoll AG, dated December 7, 2014
4.21+*	Employment Agreement by and between James P. Tursi, M.D. and Innocoll, Inc., dated as of March 13, 2015
4.22#	Lease Agreement between Karl Sipmeier and Syntacoll GmbH, dated December 17, 2009 (English translation)(1)
4.23	Lease Agreement between Athlone Institute of Technology and Innocoll Technologies Ltd., dated November 24, 2008(1)
8.1	List of Subsidiaries(1)
12.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.3*	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
12.4*	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed herewith.
+	Indicates a management contract or compensatory plan.
#	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 406 under the Securities Act of 1933.
(1)	Incorporated by reference to our registration statement on Form F-1 (file no. 333-196910), as amended.

INNOCOLL AG

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Innocoll AG

We have audited the accompanying consolidated statements of the financial position of Innocoll AG and subsidiaries (“the Company”) as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive (loss)/income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Innocoll AG and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grant Thornton

/s/ Grant Thornton

Dublin, Ireland

March 19, 2015

INNOCOLL AG

CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS)/INCOME

for the years ended December 31, 2014, 2013 and 2012

Thousands of Euros (except share and share data)	Notes	2014	2013	2012
Revenue	2	€4,497	€3,546	€4,312
Cost of sales		(5,573)	(4,551)	(4,553)
Gross loss		(1,076)	(1,005)	(241)
Research and development expenses	3	(3,252)	(1,663)	(1,696)
General and administrative expenses	4	(11,687)	(4,121)	(3,266)
Other operating expense – net	5	(39)	(154)	(556)
Loss from operating activities – continuing operations		(16,054)	(6,943)	(5,759)
Finance expense	6	(4,535)	(6,949)	(6,379)
Other income	7	75	16,073	407
(Loss)/profit before income tax		(20,514)	2,181	(11,731)
Income tax	8	(152)	(72)	(74)
(Loss)/profit for the year – all attributable to equity holders of the company		€(20,666)	€2,109	€(11,805)
Other comprehensive income:
Currency translation adjustment		(623)	155	573
Total comprehensive (loss)/income for the year		€(21,289)	€2,264	€(11,232)
(Loss)/earnings per share:	9
Basic		(28.1)	47.0	(231.7)
Diluted		(28.1)	(9.5)	(231.7)

See accompanying notes to consolidated financial information.

INNOCOLL AG

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at December 31, 2014 and 2013

Thousands of Euros	Notes	12/31/2014	12/31/2013
Assets
Property, plant and equipment	10	€1,238	€732
Total non-current assets		1,238	732
Inventories	11	1,118	1,723
Trade and other receivables	12	761	409
Cash and cash equivalents		45,616	2,692
Total current assets		47,495	4,824
Total assets		€48,733	€5,556
Equity
Share capital		1,503	39
Share premium		122,084	7,074
Capital contribution		723	723
Other reserves		12,415	10,642
Currency translation reserve		(622)	1
Accumulated share compensation reserve		5,149	—
Accumulated deficit		(106,718)	(86,052)
Total equity attributable to equity holders of the company	16	34,534	(67,573)
Liabilities
Interest bearing loans and borrowings	14	—-	63,026
Warrant liability	15	7,239	974
Defined pension liability	22	61	81
Total non-current liabilities		7,300	64,081
Trade and other payables	13	5,055	6,389
Deferred income	2	1,835	2,607
Deferred taxation		—	49
Current taxes payable		9	3
Total current liabilities		6,899	9,048
Total liabilities		14,199	73,129
Total equity and liabilities		€48,733	€5,556

See accompanying notes to consolidated financial information.

INNOCOLL AG

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

at December 31, 2014, 2013 and 2012

Thousands of Euros	Share capital	Share premium	Capital contribution	Other reserves	Currency translation reserve	Share compensation reserve	Accumulated deficit	Total
Balance at January 1, 2012	€39	€7,074	€723	€8,717	€(727)	€906	€(79,512)	€(62,780)
Total comprehensive income/(loss)	—	—	—	—	573	—	(11,805)	(11,232)
Equity arising on convertible debt	—	—	—	83	—	—	—	83
Balance at December 31, 2012	€39	€7,074	€723	€8,800	€(154)	€906	€(91,317)	€(73,929)
Balance at January 1, 2013	€39	€7,074	€723	€8,800	€(154)	€906	€(91,317)	€(73,929)
Total comprehensive income	—	—	—	—	155	—	2,109	2,264
Share based payment	—	—	—	—	—	(906)	906	—
Equity arising on convertible debt	—	—	—	38	—	—	—	38
Derecognition of convertible instruments and warrants	—	—	—	(8,861)	—	—	—	(8,861)
Equity recognized on issue of preferred stock	—	—	—	11,426	—	—	—	11,426
Gain on settlement of B Preferred stock	—	—	—	—	—	—	2,250	2,250
Foreign exchange on reorganization	—	—	—	(761)	—	—	—	(761)
Balance at December 31, 2013	€39	€7,074	€723	€10,642	€1	€—	€(86,052)	€(67,573)
Balance at January 1, 2014	39	7,074	723	10,642	1	—	(86,052)	(67,573)
Total comprehensive income (loss)	—	—	—	—	(623)	—	(20,666)	(21,289)
Equity arising on convertible debt	—	—	—	1,773	—	—	—	1,773
Share based payment	—	—	—	—	—	5,149	—	5,149
Conversion of preference into ordinary shares	841	72,194	—	—	—	—	—	73,035
Issue of ordinary shares net of issue costs	623	42,816	—	—	—	—	—	43,439
Balance at December 31, 2013	€1,503	€122,084	€723	€12,415	€(622)	€5,149	€(106,718)	€34,534

See accompanying notes to consolidated financial information.

INNOCOLL AG

CONSOLIDATED STATEMENT OF CASH FLOWS

for the years ended December 31, 2014, 2013 and 2012

Thousands of Euros	2014	2013	2012
Operating activities
(Loss)/profit for the year	€(20,666)	€2,109	€(11,805)
Adjustments for:
Finance expense	4,535	6,949	6,379
Depreciation/impairment of property, plant & equipment	403	386	2,158
Income tax expense/(credit)	152	(17)	(120)
Gains on financial instruments/liquidation of subsidiaries	—	(16,073)	(407)
(Profit)/loss on disposals of property, plant & equipment	(75)	—	2
Share based payment	5,149	—	—
Foreign exchange gains (losses)	(129)	50	98
Operating cash outflows before movements in working capital	(10,631)	(6,596)	(3,695)
Decrease/(increase) in inventory	605	(202)	172
Increase/(decrease) in trade and other receivables	(352)	(100)	699
(Decrease)/increase in trade and other payables	(1,334)	725	848
(Decrease)/increase in deferred income and defined benefit pension liability	(792)	1,508	(2,072)
Income taxes paid	(196)	(12)	128
Net cash used in operating activities	(12,700)	(4,677)	(3,920)
Cash flows from investing activities:
Interest received	65	—	—
Proceeds from disposals of property, plant and equipment	75	—	—
Purchases of property, plant and equipment	(909)	(448)	(495)
Net cash used in investing activities	(769)	(448)	(495)
Cash inflows from financing activities:
Proceeds from issue of ordinary shares	45,463	—	—
Issuance costs allocated against share premium	(2,023)	—	—
Proceeds from issue of preferred stock and convertible promissory notes	8,718	7,965	3,646
Net cash inflows from financing activities	52,158	7,965	3,646
Net increase in cash and cash equivalents	38,689	2,840	(769)
Cash and cash equivalents at the beginning of the year	2,692	(148)	621
Effect of foreign exchange rate changes on cash and cash equivalents	4,235	—	—
Cash and cash equivalents at the end of the year	€45,616	€2,692	€(148)

See accompanying notes to consolidated financial information.

INNOCOLL AG

Notes to the consolidated financial information

1	Summary of significant accounting policies

Reporting entity

Innocoll AG, a German stock corporation, is a global, commercial stage, specialty pharmaceutical company, with late stage development programs targeting areas of significant unmet medical need.

The consolidated financial information for the year ended December 31, 2014 comprises the financial information of Innocoll AG, the “company”, and its direct and indirect subsidiaries, the “group”, (whose subsidiaries are described in more detail in note 23). As further described in note 14, during 2013, Innocoll Holdings, Inc. re-domiciled from the United States to Germany pursuant to a contribution in kind and share for share exchange into the recently formed Innocoll GmbH as a result of which Innocoll Holdings, Inc. became Innocoll GmbH’s wholly-owned subsidiary and all of Innocoll Holdings, Inc. assets and operations (including all of its subsidiaries) were transferred to Innocoll GmbH with effect as of July 25, 2013. Accordingly, the consolidated financial information presented herein refers to Innocoll Holdings, Inc., as the “company,” and with its direct and indirect subsidiaries, collectively, as the “group,” for the period from January 1, 2012 until July 24, 2013, and to Innocoll AG (formerly known as Innocoll GmbH), as the “company,” and with its direct and indirect subsidiaries, collectively, as the “group,” for the period from July 25, 2013 until December 31, 2014.

Basis of preparation

Statement of compliance

The consolidated financial information has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and interpretations of the IFRS Interpretations Committee (IFRIC). The designation IFRS also includes all valid International Accounting Standards (IAS); the designation IFRIC also includes all valid interpretations of the Standing Interpretations Committee (SIC). The consolidated financial information was approved by the managing directors on March 19, 2015.

The consolidated financial information has been prepared on the historical cost basis except for defined benefit pension liability and warrants determined as meeting the criteria for recognition as financial liabilities, which have been recorded at fair value. The consolidated financial information is presented in euro (‘€’), rounded to the nearest thousand, except where otherwise stated. The accounting policies set out below have been applied consistently to all periods presented in this consolidated financial information. Certain comparative amounts have been reclassified to conform with the current year presentation.

As explained in note 14, owing to the nature of the 2013 re-domicile, there has been no change in the substance of the reporting entity and therefore, a business combination, in accordance with IFRS 3 (Revised) “Business Combinations”, was not deemed to have occurred. The exemption under IFRS 3(R) to apply acquisition accounting has been availed of on the basis that the standard does not apply to a business combination of entities or businesses under common control. A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The introduction, therefore, of Innocoll AG as a new holding company for the group has been accounted for as a continuation of the business previously carried out by Innocoll Holdings, Inc. Consequently, even though Innocoll AG was only incorporated on July 25, 2013 and was not a group company for the period from January 1, 2013 to the date of the re-domicile, the disclosures in the consolidated financial information for that period are those of Innocoll Holdings, Inc. The financial information has consequently been presented as if the previous business and operations of Innocoll Holdings, Inc. continued as before through each of the accounting periods presented, despite the fact that Innocoll AG became the principal operating and parent entity with effect from July 25, 2013.

INNOCOLL AG

Notes to the consolidated financial information — (Continued)

Basis of consolidation

The consolidated financial information includes all of the subsidiaries that are controlled by the group. Control exists when the group has the power to govern the financial and operating policies and obtains the benefits from an entity’s activities. Control is generally presumed to exist when the group owns, directly or indirectly, more than 50% of an entity’s voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity. Inter-company transactions, balances and unrealized gains and losses on transactions between group companies are eliminated in preparing the consolidated financial information.

Subsidiaries

Subsidiaries are entities controlled by the group. The financial information of subsidiaries is included in the consolidated financial information from the date that control commences until the date that control ceases. Details of the group’s subsidiaries are included in note 23.

Foreign currency

Functional and presentation currency

Items included in the consolidated financial information of each of the group’s entities are measured using the currency of the primary economic environment in which each entity operates (‘functional currency’). The consolidated financial information is presented in euro (‘€’). All companies within the group currently have the euro as their functional currency, except for a US subsidiary entity which has a US dollar functional currency. On consolidation, the assets and liabilities of the group’s foreign operations are translated at exchange rates prevailing at the balance sheet date. Income and expense items are translated to euro at rates at the dates of the transactions. Exchange differences arising, if any, are classified as equity and transferred to the group’s translation reserve. On disposal, in part or in full, the relevant amount of the currency translation reserve is transferred to the income statement.

Transactions and balances

Transactions in currencies other than the functional currency of the group entities are recorded at the rates of exchange prevailing on the dates of the transaction. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are translated to the respective functional currencies of group entities at the rates prevailing on the relevant balance sheet date.

Property, plant and equipment

Property, plant and equipment are carried at historical cost less accumulated depreciation and impairment losses. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset as appropriate only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. All other repair and maintenance costs are charged to the income statement as incurred. The cost of assets retired or otherwise disposed of and the related accumulated depreciation are recognized in the income statement as part of the gain or loss on disposal in the year of disposal. Gains and losses on disposals of property, plant and equipment are included in other income or expense.

Depreciation

Depreciation is calculated using the straight-line method to allocate the cost of property, plant and equipment over their estimated useful lives, less their estimated residual values, as follows:

Leasehold improvements	in line with the term of the rental agreement
Plant and machinery	3 to 10 years
Furniture and fittings	5 years

INNOCOLL AG

Notes to the consolidated financial information — (Continued)

Depreciation methods, useful lives and residual values are reassessed at each reporting date. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. For assets where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in the income statement.

Leased assets

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the relevant lease term.

Inventories

Inventories are stated at the lower of cost and net realizable value. The cost of inventories is based on the weighted average cost method and includes expenditure in acquiring the inventories and bringing them to their existing location and condition. In the case of work in progress and finished goods, cost includes an appropriate share of overhead based on normal operating capacity. Net realizable value is the estimated selling price less the estimated costs of completion and the estimated costs necessary to make the sale.

Financial instruments

Non-derivative financial assets

Financial assets are initially recognized on the date they are originated and when the group obtains contractual rights to receive cash flows. The group derecognizes financial assets when the contractual rights to cash flows expire or it transfers the right to receive cash flows in a transaction which transfers substantially all the risks and rewards of ownership of the asset.

Trade receivables

Such assets are initially recognized at fair value and subsequently measured at amortized cost less accumulated impairment losses.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and call deposits (with less than 3 months maturity) and are subject to an insignificant risk of changes in value.

Non-derivative financial liabilities

The group’s non-derivative financial liabilities comprised the following categories:

Convertible notes

Convertible notes that can be converted into share capital at the option of the holder are accounted for as compound financial instruments and include a liability and an equity component. The liability components are recognized initially at fair value and thereafter, measured at amortized cost using the effective interest rate method. Transaction costs that relate to the issue of the compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds. The equity component of the convertible notes is calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. The interest expense recognized in the income statement is calculated using the effective interest rate method.

Where the group extinguishes a convertible instrument before maturity, the group allocates the consideration and any transaction costs for the extinguishment to the liability and equity components of the instrument at the date of the transaction. In accordance with IAS 32 “Financial instruments: Presentation and disclosure”, the method used in allocating the consideration and transaction costs to the separate components is consistent with that used in the original allocation to the separate components of the proceeds received by the group when the convertible instrument was first issued.

INNOCOLL AG

Notes to the consolidated financial information — (Continued)

Preferred shares

Preferred shares may include conversion rights which may be settled by ordinary shares. Preferred shares that can be converted into share capital at the option of the holder are accounted for as compound financial instruments and include a liability and an equity component. The liability components are recognized initially at fair value and thereafter, measured at amortized cost using the effective interest rate method. Transaction costs that relate to the issue of the compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds. The equity component of the convertible preferred shares is calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. The interest expense recognized in the income statement is calculated using the effective interest rate method.

The managing directors have reviewed the impact of IFRS 7 “Financial Instruments: Disclosure” on the financial information and have determined that the group can avail itself of an exemption under the standard requiring the fair values of its financial instruments to be disclosed on the basis that the fair values do not materially differ from their carrying amounts.

On this basis, no additional disclosures have been included in the financial statements in respect of the fair values of such financial instruments other than as set out above and within notes 14, 15 and 17.

Trade payables

Trade payables are initially measured at amortized cost which equates to fair value.

Equity instruments

Equity instruments issued by the group are recorded at the proceeds received, net of direct issue costs.

Warrants

The group calculates the fair value of warrants issued as part of fundraising activities at the date of issue taking the amount directly to equity where no cash settlement option exists and where a fixed number of warrants are issued at a fixed rate. The fair value is calculated using a recognized valuation methodology for the valuation of financial instruments (either the Black Scholes model or Monte Carlo simulation model dependant on the terms of the warrants issued). Fair value, which is assessed at the grant date, or, in the case of warrants classified as financial liabilities, at the end of each period, and is calculated on the basis of the contractual terms of the warrants.

Warrants containing either a cash settlement option or which have a variable exercise price are accounted for as financial liabilities in line with the requirements of IAS 32. These derivative financial instruments are designated as at fair value through profit or loss, as this category includes derivative financial instruments entered into that are not designated as hedging instruments in hedge relationships as defined by IAS 39 “Financial Instruments: Recognition and measurement”.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IAS 39 are satisfied.

Transactions with individuals in their capacity as equity instruments holders, as described above, do not fall under the scope of IFRS 2 “Share-based payment” and as a result are not accounted for in accordance with the standard.

Provisions

A provision is recognized if, as a result of a past event, the group has a present obligation that it is probable, will result in an outflow of resources and can be estimated reliably.

Employee benefit plans

Pension plans

The group operates a number of defined contribution retirement benefit plans, the assets of which are held in separate trustee-administered funds. Payments to defined contribution benefit plans are charged as an expense to the income statement as they fall due.

INNOCOLL AG

Notes to the consolidated financial information — (Continued)

The group operates a defined benefit pension plan within its German subsidiary. A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define the amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. Obligations for contributions to defined benefit pension plans are recognized as an expense in the income statement as service is received from the relevant employees.

Share-based compensation

The group from time to time has granted restricted stock units to individual employees and non employee directors. The employees purchase the stock at an agreed price which may be below the then fair value of the stock unit. The difference between the purchase price and the fair value is expensed over the vesting period of the restricted stock unit.

The group also operates equity-settled, share-based compensation plans through which it grants options to subscribe to a specific number of shares in accordance with the share option plan. The fair value of the employee services received in exchange for the grant of the option is recognized as an expense with a corresponding increase in equity.

The total amount expensed over the vesting period is determined by reference to the fair value of the option granted, measured using the Black Scholes model, taking into account the terms and conditions upon which the option was granted excluding the impact of any non-market vesting conditions. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the consolidated statement of comprehensive (loss)/income, and a corresponding adjustment to equity over the remaining vesting period. The proceeds received net of any directly attributable transaction costs are credited to share capital (par value) and share premium when the options are exercised.

The assumptions used in measuring the fair value of the stock granted, using the Black Scholes model were determined as follows:

•	Prior to the shares being publicly traded, the current market value of shares was based on the valuation of the company by the managing directors at the share option grant date;

•	Subsequent to the shares being publically traded, the current market value of shares was based on the share price at the share option grant date;

•	The estimated volatility is based on the historical volatility of biotech companies that operate in the same therapeutic areas as the group, or that are of a similar size;

•	The expected duration is calculated as the estimated duration until exercise, taking into account the specific features of the plans; and

•	The weighted average risk-free interest rates used are based on government treasury bills at the date of grant with a term equal to the expected life of the options.

Prior to the shares being publically traded, the valuation of our ordinary shares required us to make highly complex and subjective estimates.

Revenue recognition

Revenue from sales of products is measured at the fair value of the consideration received or receivable net of returns and allowances, trade discounts and volume rebates. Revenue is recognized when all of the following conditions are met:

i.	The significant risks and rewards of the ownership of goods are transferred to the buyer. This usually occurs when the goods have been delivered;

ii.	The group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

iii.	The amount of revenue can be measured reliably;

iv.	It is probable that the economic benefits associated with the transaction will flow to the entity; and

v.	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

INNOCOLL AG

Notes to the consolidated financial information — (Continued)

Deferred revenue is calculated when cash is received from a customer for a product which at the time of receipt has not yet been delivered.

Expenses

Research and development expenses

Research and development expenses are charged to the income statement as incurred. The group has determined that the regulatory, clinical or field trial risks inherent in the development of its products currently preclude it from capitalizing its development costs.

Financing costs and income

Financing costs consist of interest payable on borrowings and finance income of interest receivable on funds invested. Both are calculated using the effective interest rate method. Foreign exchange gains and losses arising on the retranslation of foreign currency balances are also included here.

Income taxes

Tax expense comprises current and deferred tax.

Current tax is the expected tax payable or receivable on the taxable result for the year and any adjustments in relation to tax payable or receivable in respect of the previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

•	temporary differences on the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit; and

•	temporary differences related to subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future.

Deferred tax is measured at the tax rates at which the temporary differences are expected to reverse, using tax rates enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset where the entity has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxation authority. Deferred tax assets are recognized to the extent that it is probable that there will be taxable profits in the foreseeable future against which they can be utilized.

Government Grants

Grants for the purchase of plant and equipment are recognised as receivable when there is reasonable assurance that they will be received and the conditions to obtain them have been complied with. Grants are initially credited to deferred income and released to profit and loss over the same useful life as the plant and equipment they relate to.

Earnings per ordinary share

Basic earnings per share is computed by dividing the (loss)/profit for the financial year attributable to ordinary shareholders of the company by the weighted average number of ordinary shares outstanding during the financial period.

Diluted earnings per share is computed by dividing the (loss)/profit for the financial year attributable to ordinary shareholders of the company by the weighted average number of ordinary shares in issue after adjusting for the effects of all potential dilutive ordinary shares that were outstanding during the financial period.

Earnings are adjusted for the after-tax amounts of preference dividends, differences arising on the settlement of preferred shares, and other similar effects of preferred shares classified as equity.

Critical accounting estimates and judgments

The preparation of the financial information in conformity with IFRS requires management to make judgements, estimates and assumptions. Estimates are reviewed on an ongoing basis.

INNOCOLL AG

Notes to the consolidated financial information — (Continued)

Estimates and judgments are based on historical experience and on other factors that are reasonable under current circumstances. Actual results may differ from these estimates if these assumptions prove to be incorrect or if conditions develop other than as assumed for the purposes of such estimates. The following are the critical areas requiring estimates and judgments by management:

Revenue recognition

Significant management judgments and estimates must be made and used in connection with the recognition of revenue in each accounting period. Material differences in the amount of revenue in any given period may arise if these judgments or estimates prove to be incorrect or if management’s estimates change on the basis of development of the business or market conditions. To date there have been no material differences arising from these judgments and estimates.

Revenue from products is generally recorded as of the date of shipment, consistent with our typical shipment terms. Where the shipment terms do not permit revenue to be recognized as of the date of shipment, revenue is recognized when the group has satisfied all of its obligations to the customer in accordance with the shipping terms. Revenue is recognized to the extent that it is probable that economic benefit will flow to the group, that the risks and rewards of ownership have passed to the buyer and the revenue can be measured. No revenue is recognized if there is uncertainty regarding recovery of the consideration due at the outset of the transaction or the possible return of goods.

Revenue is recognized from milestone payments received under collaboration agreements when earned, provided that the milestone event is substantive, its achievability was not reasonably assured at the inception of the agreement, the group has no further performance obligations relating to the event, and collectability is reasonably assured. If these criteria are not met, the group recognizes milestone payments ratably over the remaining period of their performance obligations under the collaboration agreement.

Valuation of financial instruments

The group issued financial instruments during the relevant accounting periods and had financial instruments in issue at both accounting period ends. In conformity with IFRS, the group initially measured these financial instruments at their fair value and thereafter at amortized cost using the effective interest rate method or at fair value through profit or loss if designated as such upon initial recognition. In order to value these various instruments, the group (and the experts engaged by the group to assist with such valuations where applicable) made assumptions and estimates concerning variables such as future cashflows, discounts rates, expected volatility, risk free rate and type of valuation models used. The assumptions of future outcomes, and other sources of estimation uncertainty concerning the determination of key inputs to the valuation models, are based on management’s (and the relevant experts’) best assessment using the knowledge available, their historical experiences as well as other factors that are considered to be relevant. The estimates and assumptions are reviewed on an ongoing basis.

Taxation

Given the global nature of the business and the multiple taxing jurisdictions in which the group operates, the determination of the group’s provision for income taxes requires significant judgments and estimates, the ultimate tax outcome of which may not be certain. Although estimates are believed to be reasonable, the final outcome of these matters may be different than those reflected in the historical income tax provisions and accruals. Such differences could have a material effect on the income tax provision and results in the period during which such determination is made.

Deferred tax assets and liabilities are determined using enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. While management considers the scheduled reversal of deferred tax liabilities, and projected future taxable income in making this assessment, there can be no assurance that these deferred tax assets may be realizable.

In addition, the group may also be subject to audits in the multiple taxing jurisdictions in which it operates. These audits can involve complex issues which may require an extended period of time for resolution. Management believes that adequate provisions for income taxes have been made in the financial statements.

INNOCOLL AG

Notes to the consolidated financial information — (Continued)

Allowance for slow-moving and obsolete inventory

The group evaluates the realizability of its inventory on a case-by-case basis and makes adjustments to the inventory provision based on management’s estimates of expected losses. The group writes off any inventory that is approaching its “use-by” date and for which no further re-processing can be performed. The group also considers recent trends in revenues for various inventory items and instances where the realizable value of inventory is likely to be less than its carrying value. Given the allowance is calculated on the basis of the actual inventory on hand at the particular balance sheet date, there were no material changes in estimates made during 2013 or 2014 which would have an impact on the carrying values of inventory during those periods.

Trade receivables

The group evaluates customer accounts with past-due outstanding balances or specific accounts for which it has information that the customer may be unable to meet its financial obligations. Based upon a review of these accounts and management’s analysis and judgment, the group estimates the future cash flows expected to be recovered from these receivables. The amount of the impairment on doubtful receivables is measured individually and recorded as a specific allowance against that customer’s receivable balance to the amount expected to be recovered. The allowance is re-evaluated and adjusted periodically as additional information is received.

Provisions

Provisions are recognized and measured on the basis of the estimate and probability of future outflows of resources, as well as on the basis of experiential values and the circumstances known at the end of the reporting period. The assessment of whether a present obligation exists is generally based on assessment of internal experts. Estimates can change on the basis of new information and the actual charges may affect the performance and financial position of the group.

Share based payments

The company recocognizes stock-based compensation on the fair value of the related awards. Under the fair value recognition guidance of stock-based compensation accounting rules, stock-based compensation expense is estimated at the grant date based on the fair value of the award and is recognized as an expense over the requiste vesting period of the award. The fair value of the service-based awards are determined using the Black Scholes valuation model. The use of this valuation model involves assumptions that are judgmental and highly sensitive in the determination of compensation expense and include the expected life of the option, stock price, volatility, risk-free interest rate and exercise price.

New and prospective accounting standards and interpretations

At the date of authorisation of these financial statements, certain new standards, and amendments to existing standards have been published by the IASB that are not yet effective, and have not been adopted early by the group. Information on those expected to be relevant to the group’s financial statements is provided below.

Management anticipates that all relevant pronouncements will be adopted in the group’s accounting policies for the first period beginning after the effective date of the pronouncement.

IFRS 9 ‘Financial Instruments’ (2014)

The IASB recently released IFRS 9 ‘Financial Instruments’ (2014), representing the completion of its project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. The new standard introduces extensive changes to IAS 39’s guidance on the classification and measurement of financial assets and introduces a new ‘expected credit loss’ model for the impairment of financial assets. IFRS 9 also provides new guidance on the application of hedge accounting.

The group’s management have yet to assess the impact of IFRS 9 on these consolidated financial statements. The new standard is required to be applied for annual reporting periods beginning on or after 1 January 2018.

INNOCOLL AG

Notes to the consolidated financial information — (Continued)

IFRS 15 ‘Revenue from Contracts with Customers’

IFRS 15 presents new requirements for the recognition of revenue, replacing IAS 18 ‘Revenue’, IAS 11 ‘Construction Contracts’, and several revenue-related Interpretations. The new standard establishes a control-based revenue recognition model and provides additional guidance in many areas not covered in detail under existing IFRSs, including how to account for arrangements with multiple performance obligations, variable pricing, customer refund rights, supplier repurchase options, and other common complexities.

IFRS 15 is effective for reporting periods beginning on or after 1 January 2017. The group’s management have not yet assessed the impact of IFRS 15 on these consolidated financial statements.

Amendments to IFRS 11 Joint Arrangements

These amendments provide guidance on the accounting for acquisitions of interests in joint operations constituting a business. The amendments require all such transactions to be accounted for using the principles on business combinations accounting in IFRS 3 ‘Business Combinations’ and other IFRSs except where those principles conflict with IFRS 11. Acquisitions of interests in joint ventures are not impacted by this new guidance.

The amendments are effective for reporting periods beginning on or after 1 January 2016. The group does not expect that this amendment will have a material impact on the group’s statement of financial position.

2	Segmental reporting

Due to the nature of the group’s current activities, the managing directors consider there to be one operating segment, the manufacture and sale of collagen-based pharmaceutical products and devices. The entire group’s revenue is derived from this operating segment which can be spread among five geographical regions. The group principally sells four products; CollatampG globally outside of the United States, Septocoll within Europe and the Middle East, CollaGUARD within Europe, the Middle East and Asia and RegenePro in the United States. The results of the group are reported on a consolidated basis to the chief operating decision maker of the group, the chief executive. There are no reconciling items between the group’s reported income statement and statement of financial position and the results and financial position, respectively, of the above segment.

The majority of the product revenue, €4.1 million, relates to sales of CollatampG and Septocoll and is split between two customers; in 2014 the split was 87% and 13%. The group receives a contractually agreed percentage of the net in-market sales of CollatampG from one of its customers which distributes the product. This is recognized in two parts; the first amount is recognized for the manufacture and sale of product at the point of sale; and the final amount when the product is sold.

As of December 31, 2014, the group had deferred income in the amount of €1.8 million (2013: €2.6 million) relating to upfront payments in the amount of €0.8 million in respect of Septocoll customers with the remaining €1.0 million mainly relating to its CollaGUARD customers. Innocoll expects to deliver products to these customers in the period from 2015 to 2016 in settlement of these advance payments respectively.

As mentioned above, the group has determined that all revenue is derived from one business segment. The managing directors have reviewed the impact of IFRS 8 “Operating Segments” on the financial statements with the above in mind. Given that the group only has one business segment, the managing directors have concluded that it is not necessary to show the full requirements of the standard within this note as the key information is displayed in other areas of the financial information.

The distribution of revenue by customers’ geographical area was as follows:

Thousands of Euros	2014	2013	2012
Europe	4,340	3,459	3,318
Middle East	—	10	883
Asia	87	73	40
United States	70	—	—
ROW	—	4	71
Gross revenue	4,497	3,546	4,312

All non-current assets are located in Germany.

INNOCOLL AG

Notes to the consolidated financial information — (Continued)

3	Research and development expenses

Thousands of Euros	2014	2013	2012
Employee compensation	1,495	1,441	1,254
External clinical research costs	1,423	110	99
General operating costs	334	200	537
Research and development tax credit received	—	(88)	(194)
Total research and development expenses	3,252	1,663	1,696

Research and development expenses include labor, materials and direct overheads associated with the various research programmes.

4	General and administrative expenses

Thousands of Euros	2014	2013	2012
Employee compensation	2,728	2,407	1,842
Depreciation	248	238	196
Share based payments	5,149	—	—
Other	3,562	1,476	1,228
Total general and administrative expenses	11,687	4,121	3,266

5	Other operating expense — net

Thousands of Euros	2014	2013	2012
Impairment of property, plant and equipment	155	148	1,963
Compensation for amendments to supply agreements	(118)	—	(1,444)
Loss on sale of property, plant and equipment	—	—	2
Other expense	2	6	35
Total other operating expense	39	154	556

6	Finance expense

Thousands of Euros	2014	2013	2012
Interest on convertible preferred shares	3,063	4,728	3,428
Interest on convertible promissory notes	—	1,918	3,422
Interest received	(65)	—	—
Warrant expense	6,265	205	131
Foreign exchange (gain)/loss	(4,735)	84	(616)
Other expense	7	14	14
Total finance expense	4,535	6,949	6,379

INNOCOLL AG

Notes to the consolidated financial information — (Continued)

7	Other income

Thousands of Euros	2014	2013	2012
Fair value gain on warrant exchanges	—	170	—
Gain on settlement of promissory notes and preferred stock (note 14)	—	973	—
Gain on extinguishment of liabilities component of series B convertible preferred stock (note 14)	—	14,930	—
Profit on disposal of property, plant and equipment	75	—	—
Gain on liquidation of subsidiary companies	—	—	407
Total other income	75	16,073	407

In 2013 and in accordance with IAS 39, the liability associated with the series B convertible stock issued by Innocoll Holdings, Inc. was deemed to be extinguished as the new financial instruments issued had significantly different terms to the instruments they replaced. The difference between the fair value of the new financial instrument, and the carrying value of the extinguished series B convertible stock, was allocated against the carrying value of the liability and equity components with a resulting gain being recognized in profit and loss as noted above.

8	Income tax

Thousands of Euros	2014	2013	2012
Tax charge	101	72	74
Under provision in prior year	51	—	—
Current income tax	152	72	74

A reconciliation of the expected income tax of the group and the actual income tax charge is as follows:

Thousands of Euros	2014	2013	2012
(Loss)/profit before taxation for the period	(20,514)	2,181	11,731
Expected income tax (credit)/charge, computed by applying the Irish tax rate 12.5% (2013 and 2012: German tax rate 28%)	(2,564)	611	(3,285)
Effect of different tax rates of subsidiaries operating in foreign jurisdictions	279	1,421	689
Unrecognized tax losses carried forward	1,082	2,213	2,205
Non-deductible expenses/non-taxable income	1,304	(4,173)	465
Under provision in prior year	51	—	—
Current income taxes	152	72	74

Innocoll AG became tax resident in Ireland with effect as of January 1, 2014.

One of the main differences between expected tax and effective tax is explained by unrecognized deferred tax assets on tax losses carried forward amounting to €8.9 million (2013: €7.3 million, 2012: €11.4 million).

Deferred tax assets and liabilities

The following temporary differences which might give rise to deferred taxes relate to:

Thousands of Euros	2014	2013	2012
Net tax losses carry forward	69,816	57,897	66,225
Provisions	537	434	388
Total deductible differences	70,353	58,331	66,613
Unrecognized deferred tax asset	8,905	7,291	11,435

INNOCOLL AG

Notes to the consolidated financial information — (Continued)

All of the unrecognized deferred tax assets arise on operations in Ireland with the exception of €0.2 million in 2014 of an unrecognized deferred tax asset relating to loss carry forwards arising in the United States. Losses arising on operations in Ireland can be carried forward indefinitely, but are limited to the same trade/trades. The group has not recognized any deferred tax assets in the period as management does not consider the realization of these deferred tax balances to be probable in the near future due to the significant costs the group is likely to incur in the short term in advancing its product pipeline.

The deferred tax liability of €0 (2013: €0.05 million) related to tax on the gain on disposal of a group property in 2010. The liability was paid in full in 2014.

9	(Loss)/Earnings per share

The weighted average number of ordinary shares (denominator - basic) amounted to 735,416 in 2014 (2013: 44,848 and 2012: 50,947). The weighted-average number of ordinary shares for 2013 and 2012 has been adjusted for the effects of the re-domicile which took place during the financial period ended December 31, 2013 (note 14).

	2014	2013	2012
Numerator – Thousands of Euros:
Net (loss)/earnings – basic	€(20,666)	€2,109	€(11,805)
Adjustment to net earnings for interest on convertible preferred shares	—	4,728	—
Adjustment to net earnings for interest on convertible promissory notes	—	1,918	—
Adjustment for gain on settlement of promissory notes and preferred stock	—	(15,903)	—
Net loss – diluted	(20,666)	(7,148)	(11,805)
Denominator – number of shares:
Weighted-average shares outstanding – basic	735,416	44,848	50,947
Dilutive common stock issuable upon conversion of preferred shares	—	547,195	—
Dilutive common stock issuable upon conversion of promissory notes	—	160,246	—
Weighted-average shares outstanding – diluted	735,416	752,289	50,947
(Loss)/Earnings per share:
Basic	(28.1)	47.0	(231.7)
Diluted	(28.1)	(9.5)	(231.7)

The basic loss per share for the year ended December 31, 2014 was €(28.1) (2013: €47.0 earnings per share and 2012: €(231.7) loss per share).

For the purpose of calculating diluted loss per share for 2014 and 2012, the potentially exercisable instruments in issue would have the effect of being antidilutive and, as such, the diluted loss per share is the same as the basic loss per share for those periods.

INNOCOLL AG

Notes to the consolidated financial information — (Continued)

10	Property, plant and equipment

Thousands of Euros	Leasehold improvements	Plant & machinery	Furniture & fittings	Total
Cost
Balance January 1, 2013	615	10,715	1,654	12,984
Additions	58	387	3	448
Balance December 31, 2013	673	11,102	1,657	13,432
Additions	264	623	22	909
Disposals	—	(236)	—	(236)
Balance December 31, 2014	937	11,489	1,679	14,105

Thousands of Euros	Leasehold improvements	Plant & machinery	Furniture & fittings	Total
Depreciation
Balance January 1, 2013	451	10,268	1,595	12,314
Depreciation charge for year	28	199	11	238
Impairment charge for year	—	148	—	148
Balance December 31, 2013	479	10,615	1,606	12,700
Depreciation charge for year	40	202	6	248
Impairment charge for year	—	155	—	155
Disposals	—	(236)	—	(236)
Balance December 31, 2014	519	10,736	1,612	12,867
Net book value
At December 31, 2013	194	487	51	732
At December 31, 2014	418	753	67	1,238

The impairment charge included in plant and machinery for 2013 and 2014, represents a write-down of equipment which was capitalized but not brought into use. The managing directors have written down the carrying value of these assets to €0.

11	Inventories

Thousands of Euros	12/31/2014	12/31/2013
Raw materials	511	768
Work in progress	505	632
Finished goods	102	323
Total inventories	1,118	1,723

The replacement cost of inventory does not differ materially from its carrying value. The impairment provision against inventory amounted to €0.6 million (2013: €0.6 million).

In 2014, raw materials, changes in work and progress and finished goods included in cost of sales amounted to €5.6 million (2013: €4.6 million).

INNOCOLL AG

Notes to the consolidated financial information — (Continued)

12	Trade and other receivables

Thousands of Euros	12/31/2014	12/31/2013
Trade receivables, net	326	362
Sales taxes receivable	159	—
Prepaid expenses and other current assets	276	47
Total trade and other receivables	761	409

The impairment provision against trade receivables amounted to €0.04 million at December 31, 2014 (2013: €0.07 million).

13	Trade and other payables

Thousands of Euros	12/31/2014	12/31/2013
Trade payables	2,525	2,717
Accrued expenses	2,530	3,672
Total trade and other payables	5,055	6,389

14	Interest-bearing loans and borrowings

Gross liabilities at December 31, 2013:

Thousands of Euros	Series A and B convertible stock	Convertible promissory notes	Series A, B, C, D preferred stock	Total
Balance as at January 1, 2013	31,762	22,196	—	53,958
Cash received for issue of 2013 promissory notes	—	1,049	—	1,049
Settlement of promissory notes	—	(23,245)	—	(23,245)
Share for share exchange	(31,762)	—	—	(31,762)
Series A preferred shares	—	—	31,664	31,664
Series B preferred shares	—	—	5,323	5,323
Series C preferred shares	—	—	20,218	20,218
Series D preferred shares	—	—	19,052	19,052
Balance as at December 31, 2013	—	—	76,257	76,257

Reconciliation of gross proceeds to carrying value:

Year ended December 31, 2013 Thousands of Euros	Gross proceeds	Recognised in equity	Fair value adjustment	Transaction costs	Accrued interest	Carrying value
Series A preferred shares	31,664	(4,295)	—	—	828	28,197
Series B preferred shares	5,323	(105)	(4,789)	—	136	565
Series C preferred shares	20,218	(5,209)	—	—	1,434	16,443
Series D preferred shares	19,052	(1,817)	—	(87)	673	17,821
	76,257	(11,426)	(4,789)	(87)	3,071	63,026

INNOCOLL AG

Notes to the consolidated financial information — (Continued)

Financial instruments in issue as at January 1, 2013:

2007 series A convertible preferred stock

On December 5, 2007, the company issued $30.0 million in shares of series A convertible preferred stock to new private equity investors. The holders were entitled to receive a dividend per share of 6% per annum. Dividends were cumulative, compounded quarterly and were payable quarterly in arrears on March 31, June 30, September 30 and December 31. Dividends were payable in additional shares of series A convertible preferred stock through to December 31, 2013 and thereafter were to be paid in cash. Each share of series A convertible preferred stock could be converted at any time, at the option of the holder, into common stock at a rate of one share of common stock per $2.124 of series A convertible preferred stock. In addition the holders had rights in respect of appointment of directors, liquidation, anti-dilution, drag and tag rights and other rights normally associated with a similar investment in the United States.

2007 series B convertible preferred stock

On December 5, 2007, the company issued $16.8 million in shares of series B convertible preferred stock to existing shareholders. The holders were entitled to receive dividends per share of 6% per annum, after and subject to prior payment of dividends to the holders of series A convertible preferred stock. Dividends were cumulative, compounded quarterly and were payable quarterly in arrears on March 31, June 30, September 30 and December 31. Dividends were payable in additional shares of series B convertible preferred stock through to December 31, 2013 and thereafter were to be paid in cash. Each share of series B convertible preferred stock could be converted at any time, at the option of the holder, into common stock at a rate of one share of common stock per $2.124 of series B convertible preferred stock. In addition the holders had rights, subordinate in some respects to the holders of series A convertible preferred stock, in respect of liquidation, anti-dilution, drag and tag rights and other rights normally associated with a similar investment.

Also during 2007, the company issued 502,369 share warrants for the purchase of the company’s common stock as part of the above fundraising activities with an exercise price of $2.124 and a contractual life of 5 years.

2009 convertible promissory notes

On April 21, 2009, the company received bridge financing of $4.0 million from certain of its investors. The financing was provided in the form of convertible promissory notes in aggregate principal of up to $4.0 million; and 1,946,416 warrants for the purchase of the company’s common stock at a price of $2.124 per share with a contractual life of 10 years. The maturity of the convertible promissory notes was April 2015 and the notes could be converted at any time, at the option of the holder, into common stock at a rate of one share of common stock per $2.124 of unpaid principal plus any accrued and unpaid interest thereon, subject to adjustments. The holders of convertible promissory notes were entitled to receive interest at a rate of 20% per annum increasing to 25% per annum depending on circumstances. Interest was cumulative, compounded quarterly and was payable in arrears on March 31, June 30, September 30 and December 31.

On December 21, 2009, the company received further bridge financing of $4.0 million under similar terms to the April 2009 financing. The number of warrants for the purchase of the company’s common stock granted in the December financing was 2,068,012, again with an exercise price of $2.124 per share and a contractual life of 10 years.

On May 1, 2010, the 2009 convertible promissory notes were amalgamated and refinanced. The primary change was an amendment to the interest rate which reduced the rate to a fixed 10%.

2010 convertible promissory notes

On May 13, 2010, the company received bridge financing of $5.0 million from certain of its investors. The financing was provided in the form of convertible promissory notes in aggregate principal of up to $5.3 million; and 3,750,000 warrants for the purchase of the company’s common stock at a price of $1.00 per share and a contractual life of 10 years. The maturity of the convertible promissory notes was April 2015 and the notes could be converted at any time, at the option of the holder, into common stock at a rate of one share of common stock per $1.00 of unpaid principal plus any accrued and unpaid interest thereon, subject to adjustments.

The holders of convertible promissory notes were entitled to receive interest at a rate of 10% per annum. Interest was cumulative, compounded quarterly and was payable in arrears on March 31, June 30, September 30 and December 31.

INNOCOLL AG

Notes to the consolidated financial information — (Continued)

On August 11, 2010, the company received further bridge financing of $5.0 million under similar terms to the May financing. The number of warrants for the purchase of the company’s common stock granted in the August 2010 financing was 3,750,000, again with an exercise price of $1.00 per share and a contractual life of 10 years.

2011 convertible promissory notes

On March 22, 2011, the company received bridge financing of $3.3 million from certain of its investors. The financing was provided in the form of senior convertible promissory notes in aggregate principal of up to $3.4 million, 1,140 shares of series C-3 preferred stock and 8,125,000 warrants for the purchase of the company’s common stock at a price of $0.30 per share and a contractual life of 10 years.

The maturity of the convertible promissory notes was September, 2013 and the notes could be converted at any time, at the option of the holder, into common stock at a conversion ratio of 3.33 shares for each $1.00 of the unpaid principal and accrued interest thereon, subject to adjustments. The holder of convertible promissory notes were entitled to receive interest at a rate of 10% per annum. Interest was cumulative, compounded quarterly and was payable in arrears on March 31, June 30, September 30 and December 31.

On June 28, 2011, the company received further bridge financing of $3.3 million under similar terms to the March 2011 financing. The number of warrants for the purchase of the company’s common stock granted in the June 2011 financing was 8,125,000, again with an exercise price of $0.30 per share and a contractual life of 10 years along with 1,140 shares of series C-3 preferred stock.

These convertible promissory notes had a liquidation preference of three times principal plus one times interest outstanding.

2012 convertible promissory notes

On January 23, 2012 the company received bridge financing of $1.1 million from certain of its investors. The financing was provided in the form of senior convertible promissory notes in aggregate principal of up to $1.6 million, 386 shares of series C-3 preferred stock and 2,750,077 warrants for the purchase of the company’s common stock at an exercise price of $0.30 per share and a contractual life of 10 years. The maturity of the convertible promissory notes was September 2013, and the notes could be converted, at the option of the holder, into common stock at a conversion ratio of 3.33 shares for each $1.00 of the unpaid principal and accrued interest.

On June 26, 2012, the company received further bridge financing of $2.0 million under similar terms to the January 2012 financing. The number of warrants for the purchase of the company’s common stock granted in the June 2012 financing was 5,000,000, again with an exercise price of $0.30 per share of common stock and a contractual life of 10 years, along with 702 shares of series C-3 preferred stock.

On November 1, 2012, the company received further bridge financing of $2.0 million under similar terms to the January 2012 financing. The number of warrants for the purchase of the company’s common stock granted in the June 2012 financing was 5,000,000, again with an exercise price of $0.30 per share of common stock and a contractual life of 10 years, along with 695 shares of series C-3 preferred stock.

These convertible promissory notes had a liquidation preference of three times principal plus one times interest outstanding.

Financial instruments issued in 2013 prior to redomicle of parent and share for share exchange:

2013 convertible promissory notes

On January 22, 2013 the company received bridge financing of $1.4 million from certain of its investors. The financing was provided in the form of senior convertible promissory notes in aggregate principal of up to $1.5 million, 488 shares of series C-3 preferred stock and 3,491,623 warrants for the purchase of the company’s common stock at an exercise price of $0.30 per share and a contractual life of 10 years. The maturity of the convertible promissory notes was September 2013, and the notes could be converted, at the option of the holder, into common stock at a conversion ratio of 3.33 shares for each $1.00 of the unpaid principal and accrued interest.

These convertible promissory notes had a liquidation preference of three times principal plus one times interest outstanding.

INNOCOLL AG

Notes to the consolidated financial information — (Continued)

2013 series D convertible preferred stock

On June 21, 2013 the company issued $1.0 million in shares of series D convertible preferred stock to certain of its investors. The financing was provided in the form of 10% series D convertible preferred stock and 2,500,000 warrants for the purchase of the company’s common stock at a price of $0.30 per share and a contractual life of 10 years. The series D convertible preferred stock, with a maturity date of September 2013, could be converted, at the option of the holder, into common stock at a conversion ratio of 3.33 shares for each $1.00 of the unpaid principal and accrued interest. The series D convertible preferred stock had a liquidation preference of three times stated value plus one times accrued and unpaid dividends.

Re-domicile of parent company

In June 2013, Innocoll Holdings, Inc., and the holders of its convertible promissory notes executed a debt-for-equity agreement (“the Agreement”), pursuant to which all outstanding convertible promissory notes were converted into shares of series C and D convertible preferred stock of the company in the amounts and on the terms as set forth in the Agreement.

Holders of the 2009 – 2010 promissory notes agreed that in exchange for the delivery and cancellation of their notes, they would receive shares of series C convertible preferred stock.

Holders of the 2011 – 2013 promissory notes agreed that in exchange for the delivery and cancellation of their notes, they would receive shares of series D convertible preferred stock.

All exchanges were made on a 1:1 basis.

Share for share exchange

Pursuant to a notarial deed entered into between the stockholders of Innocoll Holdings, Inc. and Innocoll AG in July 2013, the holders of shares of common stock, shares of series A, series B, series C and series D preferred stock and warrants to purchase shares of common stock of Innocoll Holdings, Inc. contributed their shares and warrants by way of a contribution in kind to Innocoll AG in exchange for ordinary shares, series A, series B, series C and series D preferred shares and options to purchase ordinary shares of Innocoll AG and as a result thereof, Innocoll Holdings, Inc. became Innocoll AG’s wholly-owned subsidiary. In September 2013, Innocoll Holdings, Inc. transferred substantially all of its operations, assets and liabilities, including its interests in Innocoll Pharmaceuticals Limited, Innocoll Technologies Limited, both registered in the Republic of Ireland and Innocoll Inc., a Delaware corporation to Innocoll AG. Innocoll Holdings, Inc. filed a certificate of dissolution in Delaware, USA on the next day.

As part of the re-domicile, Innocoll AG issued 38,750 ordinary shares with a nominal value of €1 per share, 316,640 series A preferred shares with a nominal value of €1 per share with a premium of €99; 53,234 series B preferred shares with a notional value of €1 per share with a €99 premium; 202,179 series C preferred shares with a nominal value of €1 per share with a premium of €99; 127,820 shares of series D preferred stock with a nominal value of €1 per share with a premium of €99; and options to purchase ordinary shares at an exercise price of €100 per share. In accordance with IFRS, these shares and the associated share premium were recorded in the Statement of Financial Position at the fair value of the consideration received on the date of their issue. Where the carrying value of the financial instruments settled exceeded the fair value of the instruments issued in exchange, the resulting gain was recognized in the income statement in accordance with IAS 39. Details of inputs into the fair value calculations related to share transactions above are provided below:

	12/31/2014	12/31/2013
Expected volatility	—	60.00%
Discount rate	—	15.00%
Risk free rate	—	0.96%

Furthermore, in October and November 2013, Innocoll AG (formerly known as Innocoll GmbH) issued series D preferred shares for consideration of €6.3 million to existing shareholders.

INNOCOLL AG
Notes to the consolidated financial information — (Continued)

Owing to the nature of the re-domicile, there was no change in the substance of the reporting entity and therefore, a business combination, in accordance with IFRS 3 was not deemed to have occurred. IFRS 3 does not apply to a business combination involving entities or businesses under common control. The introduction therefore of Innocoll AG (formerly known as Innocoll GmbH) as a new holding company for the group was accounted for as a continuation of the business previously carried out by Innocoll Holdings, Inc. Consequently, even though Innocoll AG (formerly known as Innocoll GmbH) was only incorporated on July 25, 2013 and was not a group company as at January 1, 2013, or for the period from January 1, 2013 to the date of the re-domicile, the disclosures in the consolidated financial information for those periods are those of Innocoll Holdings, Inc. The 2013 financial information has consequently been presented as if the previous business and operations of Innocoll Holdings, Inc. continued as before through each of the accounting periods presented, despite the fact that Innocoll AG (formerly known as Innocoll GmbH) became the principal operating and parent entity with effect from July 25, 2013 and was registered in the commercial register on August 23, 2013.

The following table sets out the classes of shares before and after the above-mentioned reorganization.

Pre-reorganization	No. of shares
Common stock	17,050,000
Series A preferred stock	19,678,194
Series B preferred stock	11,008,366
Series C preferred stock	26,687,487
Series D preferred stock	16,872,592
Total number of shares	91,296,639

Post-reorganization	No. of shares
Ordinary shares	38,750
Series A preferred shares	316,640
Series B preferred shares	53,234
Series C preferred shares	202,179
Series D preferred shares	127,820
Total number of shares	738,623

2013 series D preferred shares (post re-domicile)

In October 2013 the company issued €2.0 million of series D preferred shares to certain of its investors. The financing was provided in the form of 20,194 10% series D preferred shares and 15,147 warrants for the purchase of the company’s ordinary shares at a price of €100 per share (subject to adjustment) and a contractual life of 10 years.

On November 29, 2013 the company issued €4.3 million of series D preferred shares to certain of its investors. The financing was provided in the form of 42,500 series D preferred shares and 31,876 warrants for the purchase of the company’s ordinary shares at a price of €100 per share (subject to adjustment) and a contractual life of 10 years.

INNOCOLL AG

Notes to the consolidated financial information — (Continued)

Gross liabilities at December 31, 2014:

Thousands of Euros	Series A Convertible Stock	Series B Convertible Stock	Series C Convertible Stock	Series D Convertible Stock	Series E Convertible Stock	Total
Balance as at January 1, 2014	31,664	5,323	20,218	19,052	—	76,257
Cash received for issue of E preferred shares	—	—	—	—	8,768	8,768
Settlement on conversion to ordinary shares	(31,664)	(5,323)	(20,218)	(19,052)	(8,768)	(85,025)
	—	—	—	—	—	—

Reconciliation of gross proceeds to carrying value:

Year ended December 31, 2014 Thousands of Euros	Series A Convertible Stock	Series B Convertible Stock	Series C Convertible Stock	Series D Convertible Stock	Series E Convertible Stock	Total
Gross Proceeds	31,664	5,323	20,218	19,052	8,768	85,025
Recognised in equity	(4,295)	(105)	(5,209)	(1,817)	(1,773)	(13,199)
Fair value adjustment	—	(4,789)	—	—	—	(4,789)
Transaction costs	—	—	—	(87)	(50)	(137)
Accrued interest	1,692	325	2,520	1,540	58	6,135
Conversion to ordinary shares	(317)	(53)	(202)	(191)	(78)	(841)
Transfer to share premium on conversion to ordinary shares	(28,744)	(701)	(17,327)	(18,497)	(6,925)	(72,194)
	—	—	—	—	—	—

Financial instruments issued in 2014:

Issue of Series E Preferred Shares

On May 22, 2014, the Company’s shareholders approved the issuance of 77,924 series E preferred shares, including 6,103 restricted shares, to certain existing shareholders, three new members of our supervisory board and three new investors who are partners of one of the existing shareholders. The Company also issued 44,465 restricted and unrestricted shares The terms of the series E preferred share issue provided an anti-dilution right such that, in the case of an initial public offering in which the price per ordinary share equivalent of American Depositary Shares (ADSs) is less than 1.2 times the series E preferred price per share (the “IPO Premium Requirement’’), the shareholders had agreed to approve a further capital increase in the course of which holders of series E preferred shares, or ordinary shares issued after our transformation into Innocoll AG, would be issued newly issued ordinary shares in Innocoll AG at notional value of €1.00 per share in an amount such that the weighted average price per share of the series E preferred shares and the newly issued ordinary shares satisfied the IPO Premium Requirement. On the same day, the Company’s articles were also restated to reflect the increased share capital and the introduction of series E preferred shares. Both the capital increase and the articles restatement became effective upon registration with the commercial register on June 17, 2014.

The series E preferred shares were entitled to vote. The series E preferred shares had a dividend preference pursuant to Section 32 of the Company’s articles of association, under which they were entitled to receive an annual dividend in the amount of 10% of the stated value of €112.52 per share, out of profit in that year. If the profit for the year was not sufficient, the dividends for each year accrue and were payable, in whole or in part, in the first year that the profit was sufficient.

INNOCOLL AG

Notes to the consolidated financial information — (Continued)

The series E preferred shares had a right of withdrawal and redemption compensation (the “Series E Redemption”) pursuant to Sections 30 and 31 of the Company’s articles of association, under which the series E preferred shares were entitled to terminate their shares and withdraw from the Company in exchange for redemption compensation of the stated value per share. The Series E Redemption was senior in preference to the Series D Liquidation Preference and the withdrawal and redemption compensation rights of the series C, A and B preferred shares. The Series E Redemption right could be exercised after June 30, 2018 with six months’ notice, or without a notice period upon (i) a sale or change of control of the Company, or (ii) an initial public offering of the Company.

Innocoll GmbH Conversion into Ordinary Shares, Capital Increase, Transformation to Innocoll AG

Pursuant to a notarial deed entered into on June 16, 2014 the shareholders of Innocoll GmbH agreed to amend and restate its articles of association and to cancel and terminate all preference, redemption and cumulative dividend rights in exchange for ordinary shares in Innocoll GmbH (except for certain anti-dilution rights relating to the series E preferred shares). Innocoll GmbH further issued €3.7 million of new ordinary shares (including share premium) to certain existing shareholders, with the same anti-dilution rights as the series E preferred shares. The shareholders further agreed that upon completion of conversion into ordinary shares and capital increase by Innocoll GmbH, Innocoll GmbH will transform into a German stock corporation (Aktiengesellschaft or AG) in accordance with the provisions of the German Reorganization Act (Umwandlungsgesetz), upon registration of the reorganization in the commercial register.

15           Warrants

Number	Exercise price	Contractual life (years)	12/31/2014	12/31/2013
Warrants outstanding	€100.000	10	205,199	205,199
			205,199	205,199

All warrants have been classified as a liability due to certain provisions pursuant to which the exercise price of the warrants may be reduced in the event that the company issues or sells any of its ordinary shares at a price per share less than the exercise price in effect immediately prior to such issue or sale. Pursuant to a notarial deed entered into on June 16, 2014 the shareholders of Innocoll GmbH agreed to amend and terminate all preference, redemption and cumulative dividend rights by converting all preferred shares into ordinary shares of Innocoll GmbH, which had the effect of increasing the value of the warrants, which were now exercisable over ordinary shares.  On July 3, 2014 Innocoll GmbH transformed into a German stock corporation Innocoll AG, and Innocoll AG subsequently entered into an amended and restated Option Agreement with the warrant holders on July 10, 2014.   The warrants issued by Innocoll AG have an initial expiration date of June 15, 2019, subject to possible extension for an additional 54 month period subject to a shareholder resolution.  Innocoll AG issued ADS in its initial public offering priced on July 24, 2014 at a price of $9.00 per ADS, or the equivalent of €88.52 per ordinary share.  This resulted in the reduction of the exercise price from €100.00 per ordinary share to €88.52 per ordinary share pursuant to the above-described exercise price adjustment provision.  In addition, as Innocoll AG is a public company post the completion of its initial public offering, the shareholder resolution required for the term extension is uncertain, therefore the expiration date for purposes of valuation is assumed to be June 15, 2019.  As a result of the above described provisions and events, the warrant liability has been valued at €7.2m as of December 31, 2014 as compared to €0.97 million as of December 31, 2013.

INNOCOLL AG

Notes to the consolidated financial information — (Continued)

The carrying value of warrants was as follows:

Thousands of Euros	12/31/2014	12/31/2013
Equity
Carrying value at January 1	—	313
Derecognized upon reorganization	—	(313)
Carrying value at December 31	—	—
Liability
Fair value at January 1	974	624
Fair value of warrants issued in the year (pre reorganization)	—	61
Derecognized upon reorganization	—	(685)
Fair value of warrants issued on reorganization	—	770
Fair value of warrants issued in the year (post reorganization)	—	204
Fair value movement on warrants in issue	6,265	—
Fair value at December 31	7,239	974

The following input assumptions were used to fair value the warrants:

	12/31/2014	12/31/2013
Expected volatility	69.68%	60.00%
Risk free rate	0.02%	0.96%
Exercise price	€88.517	€0.224
Contractual life	4.46 years	5 years
Stock price on valuation date	€64.83	€25.23

16	Share capital and reserves

Number	12/31/2014	12/31/2013
Authorized number of shares:
Ordinary shares of no par value	1,568,155	38,750
Authorized Capital I	205,199	205,199
Authorized Capital II	97,154	—
Authorized Capital III	452,248	—
Contingent Capital	150,920	—
Series A preferred shares €1 per share	—	316,640
Series B preferred shares €1 per share	—	53,234
Series C preferred shares €1 per share	—	202,179
Series D preferred shares €1 per share	—	190,514
	2,473,676	1,006,516
Issued, called up and fully paid number of shares:
Ordinary shares at €1 nominal value	1,444,318	38,750
Issued, called up but not fully paid number of shares:
Ordinary shares at €1 nominal value	58,953	—

INNOCOLL AG

Notes to the consolidated financial information — (Continued)

Pursuant to a notarial deed entered into on June 16, 2014 the shareholders of Innocoll GmbH agreed to amend and restate its articles of association and to cancel and terminate all preference, redemption and cumulative dividend rights (except for certain anti-dilution rights relating to the series E preferred shares) in exchange for ordinary shares in Innocoll GmbH. Innocoll GmbH then transformed into a German stock corporation (Aktiengesellschaft or AG) in accordance with the provisions of the German Reorganization Act.

Movement on ordinary shares during the year

Pursuant to a notarial deed entered into on June 16, 2014 the shareholders agreed to issue 32,977 ordinary shares for an amount of €112.52 per share. The notarial deed executed in connection with the issue of these ordinary shares provided an anti-dilution right such that, in the event of an initial public offering in which the price per ordinary share equivalent of ADSs is less than 1.2 times €112.52 per share, “IPO Premium Requirement”, the shareholders agreed to approve a further capital increase in the course of which the holders of these ordinary shares, will be issued new ordinary shares in Innocoll AG at notional value at €1.00 per share in an amount such that the weighted average price per share of these issued ordinary shares and the newly issued ordinary shares satisfies the IPO Premium Requirement.

Pursuant to a notarial deed entered into on June 16, 2014 the shareholders agreed to issues 840,491 ordinary shares in exchange for all outstanding Series A, Series B, Series C, Series D and Series E preferred shares.

Following the initial public offering the company issued 490,567 ordinary shares on July 28, 2014 and further issued 14,112 ordinary shares on September 5, 2014 following the partial exercise by the underwriters of their overallotment option.

On December 4, 2014 the shareholders approved the issuance of 58,953 ordinary shares for a cash contribution of €1.00 per share to satisfy the IPO premium requirement attached to the 77,924 E Preference shares issued in May 2014 and 32,977 ordinary shares issued in June 2014.

The company also included in share capital 27,421 ordinary shares held by two outgoing members of our advisory board who had previously been granted restricted shares and who each resigned as a Good Leaver as set out in their respective associated agreements.

Authorized and Contingent Capital

Authorized Capital I

On November 29, 2013 the company entered into an agreement whereby the management board shall be entitled to increase the company’s share capital, with the approval of the supervisory board, until June 15, 2019 against contribution in cash or in kind once or several times by issuing new non-par value shares registered by up to 205,199 (“Authorized Capital I”). The management board shall be entitled, with the approval of the supervisory board, to exclude the subscription right of shareholders. The management board determines the subscription amount of new shares and may fix the commencement of their entitlement to profit.

Authorized Capital II

On May 22, 2014 the company entered into an agreement whereby the management board shall be entitled to increase the company’s share capital, with the approval of the supervisory board, until June 15, 2019 against contribution in cash or in kind once or several times by issuing new non-par value shares registered by up to 97,154 (“Authorized Capital II”). The management board shall be entitled, with the approval of the supervisory board, to exclude the subscription right of shareholders. The management board determines the subscription amount of new shares and may fix the commencement of their entitlement to profit.

Authorized Capital III

On December 4, 2014 the company entered into an agreement whereby the management board shall be entitled to increase the company’s share capital, with the approval of the supervisory board, until June 15, 2019 against contribution in cash or in kind once or several times by issuing new non-par value shares registered by up to 452,248. New shares may be issued, inter alia, in order to fulfill an option to receive more shares granted to the underwriters in connection with the initial public offering of the company (“Authorized Capital III”). The management board is further authorized to exclude the subscription right of the shareholders with the approval of the supervisory board.

INNOCOLL AG

Notes to the consolidated financial information — (Continued)

Contingent Capital

The company has Contingent Capital of up to 150,920 shares exclusively for the purpose of granting option rights to members of the management board and employees, respectively, of the company and its subsidiaries within the framework of the company’s stock option plan. The Contingent Capital shall be implemented to the extent that the option rights are exercised by the grantees, and the company does not use own shares to fulfill the option rights.

Rights attached to various classes of preferred shares in existence in the prior and current year prior to conversion to ordinary shares

Series E Preferred Shares

The series E preferred shares were entitled to vote.

The series E preferred shares had a dividend preference pursuant to Section 32 of the company’s articles of association, under which they were entitled to receive an annual dividend in the amount of 10% of the stated value of €112.52 per share, out of profit in that year. If the profit for the year was not sufficient, the dividends for each year accrue and were payable, in whole or in part, in the first year that the profit is sufficient.

The series E preferred shares had a right of withdrawal and redemption compensation (the “Series E Redemption”) pursuant to Sections 30 and 31 of the company’s articles of association, under which the series E preferred shares were entitled to terminate their shares and withdraw from the company in exchange for redemption compensation of the stated value per share. The Series E Redemption was senior in preference to the Series D Liquidation Preference and the withdrawal and redemption compensation rights of the series C, A and B preferred shares. The Series E Redemption right could be exercised after June 30, 2018 with six months’ notice, or without a notice period upon (i) a sale or change of control of the company, or (ii) an initial public offering of the company.

The notarial deed executed in connection with the issue of the series E preferred share issue provided an anti-dilution right such that, in the case of an IPO Premium Requirement, the shareholders had agreed to approve a further capital increase in the course of which the holders of series E preferred shares, or ordinary shares issued on the conversion thereof, would be issued new ordinary shares in Innocoll AG at notional value at €1.00 per share in an amount such that the weighted average price per share of the series E preferred shares and the newly issued ordinary shares satisfied the IPO Premium Requirement.

Series D Preferred Shares

The series D preferred shares were entitled to vote.

The series D preferred shares had a dividend preference pursuant to Section 30 of the Articles of Association of the company (the “Articles”), under which they were entitled to receive an annual dividend in the amount of 10% of the stated value of €100 per share, out of profit in that year. If the profit for the year was not sufficient, the dividends for each year accrue and were payable, in whole or in part, in the first year that the profit is sufficient.

The series D preferred shares had a liquidation preference (the “Series D Liquidation Preference”) pursuant to Sections 28 and 31 of the Articles, under which the D preferred shares were entitled to payment of three times stated value plus any accrued but unpaid dividends, in preference to the withdrawal and redemption compensation rights of the series C, A and B preferred shares. The Series D Liquidation Preference was payable on the liquidation of the company or the earlier of (i) change of control of the company, (ii) an initial public offering of the company, or (iii) June 30, 2018. The series D preferred shares were not entitled to a right of withdrawal and redemption compensation.

Series C Preferred Shares

The series C preferred shares were entitled to vote.

The series C preferred shares had a dividend preference pursuant to Section 30 of the Articles, under which they were entitled to receive an annual dividend in the amount of 10% of the stated value of €100 per share, after payment of all outstanding dividends on the series D preferred shares. The dividends were payable out of the profit in that year. If the profit for the year was not sufficient, the dividends for each year accrue and were payable, in whole or in part, in the first year that the profit is sufficient.

INNOCOLL AG

Notes to the consolidated financial information — (Continued)

The series C preferred shares had a right of withdrawal and redemption compensation (the “Series C Redemption”) pursuant to Sections 28 and 29 of the Articles, under which the series C preferred shares were entitled to terminate their shares and withdraw from the company in exchange for redemption compensation of the stated value per share. The Series C Redemption right was exercisable at any time after the holders of the series D preferred shares had received payment of the Series D Liquidation Preference in full.

Series A Preferred Shares

The series A preferred shares were entitled to vote.

The series A preferred shares had a dividend preference pursuant to Section 30 of the Articles, under which they were entitled to receive an annual dividend in the amount of 6% of the stated value of €100 per share, after payment of all outstanding dividends on the series D and series C preferred shares. The dividends were payable out of the profit in that year. If the profit for the year was not sufficient, the dividends for each year accrue and were payable, in whole or in part, in the first year that the profit is sufficient.

The series A preferred shares had a right of withdrawal and redemption compensation (the “Series A Redemption”) pursuant to Sections 28 and 29 of the Articles, under which the series A preferred shares were entitled to terminate their shares and withdraw from the company in exchange for redemption compensation of the stated value per share. The Series A Redemption right was exercisable at any time after the holders of the series D preferred shares had received payment of the Series D Liquidation Preference and the holders of the series C preferred shares had received payment of the Series C Redemption in full.

Series B Preferred Shares

The series B preferred shares were entitled to vote.

In addition, the holders of the series B preferred shares by resolution of a simple majority of the series B preferred shares were entitled to appoint a member to the advisory board of the company.

The series B preferred shares had a dividend preference pursuant to Section 30 of the Articles, under which they were entitled to receive an annual dividend in the amount of 6% of the stated value of €100 per share, after payment of all outstanding dividends on the series D, series C and series A preferred shares. The dividends were payable out of the profit in that year. If the profit for the year was not sufficient, the dividends for each year accrue and were payable, in whole or in part, in the first year that the profit is sufficient.

The series B preferred shares had a right of withdrawal and redemption compensation (the “Series B Redemption”) pursuant to Sections 28 and 29 of the Articles, under which the series B preferred shares were entitled to terminate their shares and withdraw from the company in exchange for redemption compensation of 3.327 times the stated value. The Series B Redemption right was exercisable at any time after the holders of the series D preferred shares had received payment of the Series D Liquidation Preference and the holders of the series C and series A preferred shares had received payment of the Series C Redemption and Series A Redemption in full.

Summary of line items contained in reserves

Thousands of Euros	12/31/2014	12/31/2013
Share capital and reserves
Share capital	1,503	39
Share premium	122,084	7,074
Capital contribution	723	723
Other reserves	12,415	10,642
Currency translation reserve	(622)	1
Share compensation reserve	5,149	—
Accumulated deficit	(106,718)	(86,052)
	34,534	(67,573)

INNOCOLL AG

Notes to the consolidated financial information — (Continued)

Share premium

Share premium reflects the excess of consideration received, net of issue costs, over par value of shares issued.

Capital contribution reserve

The capital contribution reserve relates to amounts contributed by shareholders of the company in previous years.

Share compensation reserve

Share compensation reserve reflects the fair value of stock based compensation issued in accordance with IFRS 2.

Other reserves

Other reserves relate to amounts recognized in equity on issuance of preferred stock and amounts in relation to the 2013 re-domicile.

Currency translation reserve

Translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.

17	Financial instruments and risk management

The group is exposed to various risks in relation to financial instruments including credit risk, liquidity risk and currency risk. The group’s risk management is coordinated by its managing directors. The group does not actively engage in the trading of financial assets for speculative purposes.

The most significant financial risks to which the group is exposed are described below:

Credit risk

The group’s sales are currently concentrated with two customers and accordingly the group is exposed to the possibility of loss arising from customer default. The group is addressing this risk by monitoring our commercial relationships with these customers by seeking to develop additional products for sale and entering into new partnerships.

Liquidity risk

The group’s operations are not cash generating, however the group has excess short term cash resources from the initial public offering. Short term flexibility is achieved through the management of the group’s short term deposits.

Market risk

The group is exposed to market risk through its use of financial instruments and specifically to currency risk, interest rate risk and certain other price risks, which result from both its operations and financial activities.

—           Currency risk: The group is subject to currency risk, as its income and expenditures are denominated in euro and US dollar. As such the group is exposed to exchange rate fluctuations between the US dollar and the euro. The group aims to match foreign currency cash inflows with foreign cash outflows where possible. The group does not hedge this exposure. A 10% movement in the US dollar versus euro exchange rate at the year end would have the effect of increasing/decreasing net liabilities by approximately €4.0 million (2013: €0.2 million).

—           Interest rate risk: The group has no third-party indebtedness in 2014 and none other than preferred shares in 2013. See note 14 and below for further details.

INNOCOLL AG

Notes to the consolidated financial information — (Continued)

Terms of debt and repayment schedule

The terms and conditions of outstanding loans were as follows:

				12/31/2014		12/31/2013
	Currency	Nominal interest rate	Year of maturity	Face value	Liability carrying amount	Face value	Liability carrying amount
Series A, B, C, D preferred shares	Euro (€)	6%/10%	2018	—	—	76,257	63,026
				—	—	76,257	63,026

Series A, B, C, D preferred shares

The carrying amount of series A, B, C, D preferred shares excludes an amount of €11.4 million in 2013 that was classified as equity. In 2014 all preferred shares were converted to ordinary shares.

Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	Carrying amount
Thousands of Euros	12/31/2014	12/31/2013
Trade and other receivables	761	409
Cash and cash equivalents	45,616	2,692
	46,377	3,101

The maximum exposure to credit risk for trade receivables at the reporting date by geographic region was:

	Carrying amount
Thousands of Euros	12/31/2014	12/31/2013
Euro-zone countries	702	406
Middle East	59	—
Asia	—	3
	761	409

Impairment losses

The aging of trade receivables and other assets at the reporting date was:

Thousands of Euros	Gross 12/31/2014	Impairment 12/31/2014	Gross 12/31/2013	Impairment 12/31/2013
Not past due	761	—	409	—
Past due 0 – 30 days	—	—	—	—
Past due 31 –120 days	—	—	—	—
Past due 121 – 365 days	—	—	—	—
More than one year	39	39	74	74
Total	800	39	483	74

INNOCOLL AG

Notes to the consolidated financial information — (Continued)

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

Thousands of Euros	12/31/2014	12/31/2013
Balance at January 1,	74	74
Decrease in provision	(35)	—
Balance at December 31,	39	74

Based on past experience, management believes that no impairment allowance is necessary in respect of trade receivables not past due and past due 0 – 30 days.

Liquidity risk

The following are the contractual maturities of financial liabilities, including interest payments and excluding the impact of netting agreements:

Thousands of Euros	Carrying Amount	Contractual cash flow	1 year or less	1 – 2 years	2 – 5 years	More than 5 years
December 31, 2013
Preferred shares	63,026	(106,370)	—	—	(106,370)	—
Trade and other payables	6,389	(6,389)	(6,389)	—	—	—
Defined pension liability	61	(61)	—	—	(61)	—
	69,476	(112,820)	(6,389)	—	(106,431)	—
December 31, 2014
Trade and other payables	5,055	(5,055)	(5,055)	—	—	—
Defined pension liability	61	(61)	—	—	(61)	—
	5,116	(5,116)	(5,055)	—	(61)	—

18	Financial instruments measured at fair value through profit and loss

Financial liabilities measured at fair value in the statement of financial position are grouped into three levels of fair value hierarchy. This grouping is determined based on the lowest level of significant inputs used in fair value measurement, as follows:

 —           Level 1 — quoted prices in active markets for identical assets or liabilities. No such Level 1 financial instruments were held.

 —           Level 2 — inputs other than quoted prices included within Level 1 that are observable for the instrument, either directly (i.e. as prices) or indirectly (i.e., derived from prices). No such Level 2 financial instruments were held.

 —           Level 3 — inputs for instrument that are not based on observable market data (unobservable inputs). The value of derivative financial instruments at fair value measurement using significant unobservable inputs (i.e. level 3) was €7.2 million (2013: €1.0 million).

There have been no transfers between Level 1, Level 2 and Level 3 during the period.

INNOCOLL AG

Notes to the consolidated financial information — (Continued)

19	Commitments

At the balance sheet date the group had unprovided contractual capital commitments of €0 (2013: €0).

Operating leases

The group incurred operating lease expenses for the year ended December 31, 2014 of €0.3 million (2013: €0.3 million) which are included in general and administrative expenses. At the balance sheet date, the group had outstanding commitments for future minimum rent payments, which fall due as follows:

Thousands of Euros	12/31/2014	12/31/2013
Less than one year	239	253
Between one and five years	714	952
More than five years	—	—
Total operating lease commitments	953	1,205

20	Share based payments

The number and weighted average exercise price of share options outstanding at December 31, 2013 and 2014 is as follows:

	2014		2013
	Number of Options	Weighted- average exercise price	Number of Options	Weighted- average exercise price
Outstanding at January 1	—	—	200,000	€1.47
Granted	189,458	€13.60	—	€1.47
Exercised during the year	(27,421)	€(1.00)	—	€1.47
Forfeited during the year	—	—	(200,000)	€1.47
Outstanding at December 31	162,037	€15.73	—	—
Exercisable at December 31	24,784	€97.28	—	—

Innocoll GmbH 2014 Restricted Stock Plan

Pursuant to a notarial deed entered into on January 28, 2014, as amended on March 20, 2014, the company adopted the Innocoll GmbH 2014 Restricted Stock Plan. Under the Plan, the company granted to members of its supervisory board, management board and group employees a total of 47,840 restricted shares (“Restricted Shares”) and 63,256 phantom shares (“Phantom Shares”). The Restricted Share and Phantom Share grants were split among the company’s ordinary shares,series A, series B, series C, and series D preferred shares, and a newly created class Series D-2 preferred shares.

Each of the Restricted Shares and the Phantom Shares are subject to a right of repurchase by the company at nominal value in the case of a Bad Leaver Event prior to an Exit Event. A Bad Leaver Event is defined as the grantee’s termination of affiliation with the company under certain circumstances. An Exit Event is defined as the earlier of the 183rd day after the company successfully completes an IPO, or a liquidity event. A liquidity event occurs in the event the company merge or consolidate into or with another entity or vice versa (subject to certain limited exceptions), of the sale, conveyance, mortgage, pledge or lease of all or substantially all the company’s assets, or of the disposition of securities representing a majority of the company’s voting power through a transaction or series of related transactions. The Restricted Shares were issued as of January 28, 2014 in exchange for payment of nominal value, of €47,840. The Phantom Shares may be either settled in cash or a new issue of shares, at the company’s option, on the date in which the repurchase right lapses.

INNOCOLL AG

Notes to the consolidated financial information — (Continued)

For purposes of valuing the share-based payment in relation to the Restricted Share and Phantom Share grants, management performed the valuation with the assistance of a well-recognized independent third-party valuation consultant, which valued all classes of shares fully diluted for the issue of the Restricted Shares and Phantom Shares and options, on a pro-forma basis. The share-based payments are recognized over a one-year period, on the basis that as of the grant date the company estimated that the period in which the vesting conditions are to be satisfied is likely to be the Exit Event defined as the 183rd day after it completes its IPO.

Pursuant to a notarial deed entered into on May 22, 2014, Innocoll GmbH granted to new and existing members of its supervisory board, management board and group employees a total of 44,465 Restricted Shares and 9,113 Phantom Shares.

Each of the Restricted Shares and the Phantom Shares are subject to a right of repurchase by the company at nominal value in the case of a Bad Leaver Event prior to an Exit Event. A Bad Leaver Event is defined as the grantee’s termination of affiliation with the company under certain unfavourable circumstances. However, if no Bad Leaver event occurs before the occurrence of the earlier of:

(i) in the case of members of our management board and certain members of our advisory board

(a) the 183rd day after our initial public offering, and

(b) a so-called liquidity event, or

(ii) in the case of certain members of our supervisory board:

(a) upon a so called liquidity event or

(b) in the case of an initial public offering, in relation to 33.3% and 66.7% and 100% of the shares subject to the grant, on the date which is one, two and three years after the grant date respectively, or in each case the 183rd day after the completion of an initial public offering, whichever is later, our repurchase right terminates and the ordinary shares or phantom shares held by the grantee are no longer subject to any restrictions.

A liquidity event occurs in the event we merge or consolidate into or with another entity or vice versa (subject to certain limited exceptions), of the sale, conveyance, mortgage, pledge or lease of all or substantially all our assets, or of the disposition of securities representing a majority of our voting power through a transaction or series of related transactions. The Restricted Shares were issued in exchange for payment of nominal value of €43,596. The Phantom Shares may be either settled in cash or a new issue of shares, at the company’s option, on the date in which the repurchase right lapses.

The May 2014 Grant occurred simultaneously with a new issue of our series E preferred shares. The series E preferred shares were purchased in an arms length transaction by existing investors, new supervisory board members who also received restricted stock grants, and three new investors who are partners of one of the existing shareholders. The pricing of the series E preferred shares at €112.52 per share was based on third party advice obtained by the company’s advisory board and managing directors that the price of the company’s ADS in an anticipated initial public offering would be at least equal to such price or higher. To obtain the series E financing, it was necessary to give the investors anti-dilution rights in the event the initial public offering would be priced at a discount to the expected valuation. As a result of the initial public offering price of the company’s ADS of $9.00 per ADS (which equates to €82.52 per share), and the anti-dilution rights granted to the series E preferred investors, such investors have been issued additional shares at €1.00 per share, as a result of which their weighted average purchase price is equal to €73.76 per share, a 16.7% discount to the effective value per ordinary share in our initial public offering. There were no significant valuation events at the company between the May 2014 Grant date and date of our initial public offering in July 2014. Therefore we have used the E preferred share adjusted weighted average purchase price of €73.76 per share as the value for the share-based payment charge arising out of the May 2014 Grant. The share-based payments will be recognized over a one to three year period as set out above.

In July 2014, after the transformation of Innocoll GmbH into Innocoll AG, each of the Restricted Shares and Phantom Shares awards issued in January 2014 and May 2014 were combined and applied to ordinary shares of Innocoll AG pursuant to amended and restated award agreements entered into with Innocoll AG. In January 2015, the Phantom Share award agreements were each amended and restated to provide for the definition of Exit Event triggering the lapse of the repurchase right by the company to be extended to any trading day within the period beginning on the third trading day after the publication of the quarterly reports of the company for the fourth quarter 2014, and the ending on the trading day immediately preceding the first trading day that is two weeks prior to the end of the first quarter 2015, which may be designated by the company’s management board in its free discredtion.

INNOCOLL AG

Notes to the consolidated financial information — (Continued)

2014 Management Option Agreements

In December 2014, the company entered into option agreements with members of its management board and group employees. Pursuant to the terms of the 2014 Management Option Agreements, the members of the management board and group employees have the right to subscribe for 24,784 ordinary shares at an exercise price of $119.25 per ordinary share (equivalent to $9.00 per ADS), which rights are exercisable through June 15, 2019, subject to certain black-out periods.

The share based payments cost of the options was calculated using a Black Scholes model. The following input assumptions were used to value the options:

	12/31/2014	12/31/2013
Expected volatility	69.68%	—
Risk free rate	1.66%	—
Exercise price	€97.283	—
Contractual life	4.52 years	—

Share based payment charge

The charge to the statement of comprehensive income in 2014 in relation to share based payments was €5.1million (2013: €0).

21	Related parties

Identity of related parties

The group has related party relationships with its directors, executive officers and shareholders.

In June 2013, Innocoll Holdings, Inc. repurchased and redeemed restricted shares which had been purchased in December 2007, by certain employees and board members in exchange for promissory notes. Pursuant to the employee share repurchase, the company purchased an aggregate of 5,466,821 shares of common stock (24% of the shares of common stock then outstanding) in exchange for forgiving and writing off loans and accrued interest due in aggregated amount of €8.6 million. This amount primarily related to key management personnel as defined by IAS 24 “Related Party Disclosures.”

Remuneration of key management personnel

The remuneration of executive officers and directors of the group is set out below. These amounts reflect the costs for the group. There were eleven executive officers and directors at December 31, 2014 (2013: ten, 2012: ten).

Thousands of Euros	12/31/2014	12/31/2013	12/31/2012
Short-term employee benefits	1,695	1,557	923
Post-employment benefits – defined contribution pension plans	34	32	32
Share based payments	3,785	—	—
Total key management costs	5,514	1,589	955

	12/31/2014 Number	12/31/2013 Number	12/31/2012 Number
Number of restricted stock units/share options outstanding at end of year	162,036	—	5,767

INNOCOLL AG

Notes to the consolidated financial information — (Continued)

Directors’ interests

Shares held	2014 Common Stock	2014 Options	2013 Common Stock	2013 Series B Preferred Stock	2013 Series C Preferred Stock	2013 Series D Preferred Stock
Jonathon Symonds	13,710	13,748	—	—	—	—
Shumeet Banerji	5,774	13,748	—	—	—	—
David Brennan	9,517	8,403	—	—	—	—
Rolf Schmidt	34,476	—	2,337	411	2,561	8,012
James Culverwell	13,133	6,888	—	—	633	5,105
Michael Myers	2,654	58,764	—	—	—	1,410
Gordon Dunn	12,912	25,551	—	—	—	4,185
Total stock held	92,176	127,102	2,337	411	3,194	18,712

22	Pension liability

Defined Contribution Schemes

Certain employees of the group are eligible to participate in a defined contribution plan. Participants in the defined contribution plan may elect to defer a portion of their pre-tax earnings into a pension plan, which is administered by an independent party. The group matches each participant’s contributions typically at 5% of the participant’s annual compensation. Contributions to this plan are recorded, as a remuneration expense in the Consolidated Statement of Comprehensive (Loss)/Income. Contributions for the years ended December 31, 2014 and 2013 were €0.07 million in each year.

Defined benefit plan

One of the group’s subsidiaries, Syntacoll GmbH, operates a defined benefit pension plan in Germany for one of its former employee’s who is now deceased. Following the death of the plan’s only member in 2009, the amounts payable until September 30, 2017 were transferred to the member’s widow. The total amounts payable relate to the full amount of the deceased employee’s life annuity from Syntacoll GmbH. This plan is now closed to new members. The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. Plan assets at December 31, 2014 and December 31, 2013 consisted of units held in independently administered funds. The most recent valuation of plan obligations was carried out as at December 31, 2014, using the projected unit credit method.

Interest rate risk

The present value of the defined benefit liability is calculated using a discount rate determined by reference to market yields of high quality corporate bonds. The estimated term of the bonds is consistent with the estimated term of the defined benefit obligation. A decrease in market yield on high quality corporate bonds will increase the group’s defined benefit liability, although it is expected that this would be offset partially by an increase in the fair value of certain of the plan assets.

Longevity risk

There is no longevity risk given that the member is deceased and there is a set end date.

INNOCOLL AG

Notes to the consolidated financial information — (Continued)

Financial assumptions

The following assumptions were used in determining the fair value of the plan assets and the present value of the projected benefit obligation at December 31, 2014:

	12/31/2014	12/31/2013
Discount rate	2.0%	3.1%
Retirement age	60 yrs	60 yrs
Inflation rate	1.5%	1.5%
Future salary increases	0%	0%

Consolidated Financial Statements

Movement in the net benefit obligation recognized in non-current other liabilities was as follows:

Thousands of Euros	12/31/2014	12/31/2013
Projected benefit obligation at start of year	196	243
Current service cost	(54)	(52)
Finance cost	5	5
Projected benefit obligation at end of year	147	196
Fair value of plan assets at start of year	115	141
Distributions of assets	(29)	(26)
Fair value of plan assets at end of year	86	115
Net benefit obligation	(61)	(81)

23	Group entities

Name of subsidiary	Place of incorporation and operation	Proportion of ownership interest	Principal activity
Innocoll Inc.	US	100%	Administration
Syntacoll GmbH	Germany	*99%	Manufacturing
Innocoll Pharmaceuticals Limited	Ireland	100%	Selling & distribution
Innocoll Technologies Limited	Ireland	100%	Selling, research & development

*The 1% non-controlling interest has no beneficial interest in the company. These shares are held in trust.

The registered office of Innocoll AG is Donaustr. 24, 93342 Saal, Germany and its main place of business is Unit 9, Block D, Monksland Business Park, Monksland, Athlone, Co. Roscommon, Ireland.

INNOCOLL AG

Notes to the consolidated financial information — (Continued)

24	Post balance sheet events

In January 2015, the Phantom Share award agreements were each amended and restated to provide for the definition of Exit Event triggering the lapse of the repurchase right by the company to be extended to any trading day within the period beginning on the third trading day after the publication of the quarterly reports of the company for the fourth quarter 2014, and the ending on the trading day immediately preceding the first trading day that is two weeks prior to the end of the first quarter 2015, which may be designated by the company’s management board in its free discretion.

